A N N UA L R E P O R T 2 0 2 2 Corporate Headquarters at Beaver Creek

NOTICE TO HOLDERS OF SHARES OF COMMON STOCK OF Carter Bankshares, Inc. 1300 KINGS MOUNTAIN ROAD MARTINSVILLE, VIRGINIA 24112 NOTICE IS HEREBY GIVEN that pursuant to its Bylaws and call of its Directors, the 2023 Annual Meeting of Shareholders of CARTER BANKSHARES, INC., Martinsville, Virginia, will be held at New College Institute, 191 Fayette St., Martinsville, Virginia 24112, Wednesday, May 24, 2023 at 10:00 a.m. Eastern Time, for the purposes of considering and voting upon the following matters: 1. To elect the 12 persons listed in the proxy statement dated April 28, 2023 to serve as Directors of the Company until the 2024 Annual Meeting of Shareholders. 2. To approve, in an advisory and non-binding vote the compensation of the Company’s named executive officers as disclosed in the proxy statement. 3. To, vote on an advisory and non-binding basis, on the frequency of future advisory votes on the compensation of the Company’s named executive officers. 4. To ratify the appointment of the independent registered public accounting firm of Crowe LLP as the independent auditors of the Company for the fiscal year ending December 31, 2023. 5. To transact such other business as may be properly brought before the meeting or any adjournment thereof. The Board of Directors at the present knows of no other business to be presented at the Annual Meeting. Only those shareholders of record at the close of business on April 5, 2023 shall be entitled to notice of the meeting and to vote at the meeting or any adjournment thereof. Important Notice Regarding the Availability of Proxy Materials for the Shareholders’ Meeting to be held May 24, 2023. The 2023 Proxy Statement, Proxy Card, and Annual Report to Shareholders for the year ended December 31, 2022, are also available at www.CBTCares.com under “Investor” beginning April 28, 2023. By Order of the Board of Directors James W. Haskins Chairman of the Board April 28, 2023

CARTER BANKSHARES, INC. 1300 Kings Mountain Road Martinsville, Virginia 24112 PROXY STATEMENT FIRST MAILED ON OR ABOUT APRIL 28, 2023 FOR THE 2023 ANNUAL MEETING OF SHAREHOLDERS This proxy statement is furnished in connection with the solicitation of the proxies to be used at the 2023 Annual Meeting of Shareholders (the “Annual Meeting”) of Carter Bankshares, Inc. (the “Company”), Martinsville, Virginia to be held May 24, 2023. The Company was incorporated on October 7, 2020, by and at the direction of the board of directors of Carter Bank & Trust (the “Bank”), for the sole purpose of acquiring the Bank and serving as the Bank’s parent bank holding company pursuant to a corporate reorganization transaction, which was completed on November 20, 2020. The Company owns all the outstanding common stock of the Bank. The reorganization is referred to herein as the “holding company reorganization”. In connection with the holding company reorganization, all directors of the Bank became directors of the Company. Certain references in this proxy statement to the Company refer to the Company and/or the Bank, and actions discussed in this proxy statement that occurred prior to November 20, 2020 were taken by the board of directors, committees and/or associates of the Bank. Voting in Person at the Annual Meeting or by Proxy Shareholders of record can vote in person at the Annual Meeting or by proxy. There are three ways for shareholders of record to vote by proxy: • By Internet — You can vote over the Internet by following the instructions on the proxy card (you will need the control number on the proxy card); • By Telephone — You can vote by telephone (toll-free) by following the instructions on the proxy card (you will need the control number on the proxy card); or • By Mail — You can vote by mail by signing, dating and mailing the enclosed proxy card in the accompanying postage paid envelope. If the enclosed proxy card is properly signed and returned, the shares represented thereby will be voted at the Annual Meeting in accordance with the specifications made on the proxy. When no choice is indicated, the proxy will be voted “FOR” all Director nominees in Proposal 1, “FOR” Proposal 2, for the option of “THREE YEARS” in Proposal 3, “FOR” Proposal 4 and according to the recommendations of the Board of Directors (the “Board”) of the Company on any other matter that may properly come before the meeting or any adjournment thereof. Proxies will extend to, and will be voted at, any properly adjourned session of the Annual Meeting. Voting by proxy over the Internet, by telephone or by mailing a proxy card will not affect your right to attend or to vote in person at the Annual Meeting. If you hold your shares through a bank, broker or other holder of record, you will receive voting instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. If you hold your shares through a bank, broker or other holder of record, and you plan to vote in person at the Annual Meeting, you should contact the holder of record (that is, your bank, broker or other nominee) to obtain a legal proxy or broker’s proxy card and bring it to the Annual Meeting as proof of your authority to vote the shares. Revocation of Proxies If you are a shareholder of record, you may change or revoke your proxy at any time before your shares are voted at the Annual Meeting, by any of the following methods: • By submitting a written notice of revocation to the Secretary of the Company by the close of business on May 23, 2023; • By submitting a completed proxy card bearing a later date than any other proxy submitted by you by the close of business on May 23, 2023; 1 Proxy Statem ent

• By Internet by following the Internet voting instructions on the proxy card (you will need the control number on the proxy card) by 1:00 a.m. Eastern Time on May 24, 2023; • By telephone by following the telephone voting instructions on the proxy card (you will need the control number on the proxy card) by 1:00 a.m. Eastern Time on May 24, 2023; • By attending the Annual Meeting and voting in person. The last Internet vote, telephone vote or proxy card vote that you submit in accordance with all instructions, including the timing deadlines set forth above, with respect to the same shares is the one that will be counted. Solicitation of Proxies Proxies in the form enclosed herewith are solicited by the Board. In addition to the solicitation of proxies by this proxy statement, officers and regular associates of the Company may solicit proxies from shareholders in person, by telephone, or by mail, acting without any compensation other than their regular compensation. The cost of soliciting proxies will be borne by the Company. Questions During the Annual Meeting During the Annual Meeting, we intend to answer questions that are pertinent to shareholders generally and the matters to be considered at the Annual Meeting, subject to time constraints. Substantially similar questions may be answered once to avoid repetition and allow for more time for other questions. Directions to the Annual Meeting To obtain directions to attend the Annual Meeting and vote in person, please contact the Secretary of the Company, at 276-656-1776. Voting Rights of Shareholders The number of shares of common stock outstanding and entitled to vote at the Annual Meeting is 23,894,323 as of the record date. Only those shareholders of record at the close of business April 5, 2023 shall be entitled to vote at the meeting. A majority of the shares entitled to be voted, represented in person or by proxy, will constitute a quorum for the transaction of business at the meeting. Each share is entitled to one vote upon each matter to be presented at the meeting. With regard to the election of Directors, votes may be cast “FOR” any given nominee or withheld. If a quorum is present, the nominees receiving the greatest number of the votes cast (even if less than a majority) will be elected Directors; therefore, votes withheld will have no effect. For the advisory vote to approve the compensation of the Company’s named executive officers and the ratification of the selection of the independent registered public accounting firm Crowe LLP as the independent auditors of the Company for the 2023 fiscal year, votes may be cast “FOR” or “AGAINST” or you may abstain from voting. For each of these proposals, if a quorum is present, the proposal will be approved if the votes cast “FOR” the proposal exceed the votes cast “AGAINST” the proposal. For the advisory vote on the frequency of future advisory votes on the compensation of the Company’s named executive officers, votes may be cast for one, two or three years, or you may abstain from voting. For this proposal, if a quorum is present, the option that receives the highest number of votes in favor will be the frequency that is selected by the shareholders. An abstention does not constitute a vote “FOR” or “AGAINST” any proposal. “Broker non-votes” (i.e., shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owner or the persons entitled to vote the shares, and (ii) the broker does not have discretionary voting power on a particular matter) will be treated in the same manner as abstentions. The election of directors, the advisory vote to approve the compensation of the Company’s named executive officers and the advisory vote on the frequency of future advisory votes on the compensation of the Company’s named executive officers are not 2 considered routine matters; therefore, brokers do not have discretionary voting power with respect to these proposals. The ratification of the selection of Crowe LLP as the Company’s independent registered public accounting firm for the 2023 fiscal year is considered a routine matter; therefore, brokers do have discretionary voting power with respect to this proposal. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Annual Meeting but will have no effect on the outcome of any of the proposals. 3 Proxy Statem ent

PROPOSAL 1 ELECTION OF DIRECTORS The exact size of the Board shall be fixed by the Board prior to each annual meeting. As established in the Company’s Articles of Incorporation and Bylaws, the number of Directors shall at no time be less than 5 nor more than 30. On March 10, 2023, Directors Robert W. Conner and Lanny A. Kyle, O.D. notified the Board that they will not stand for re-election to the Board at the Annual Meeting. Mr. Conner and Mr. Kyle will continue to serve as members of the Board through the end of their current terms, which end at the Annual Meeting. The Board has approved decreasing the size of the Board from 14 to 12 Directors, effective as of the end of the Annual Meeting. The Nominating and Compensation Committee has recommended and the Board has nominated the 12 persons named below to the Board to serve until the 2024 Annual Meeting of Shareholders or until their successors have been elected and qualified. Each of the nominees is a current member of the Board. The Board believes that the nominees will be available and able to serve as Directors if elected, but if any of these nominees becomes unavailable or unable to serve, the persons named in the proxy may exercise discretionary authority to vote for a substitute proposed by the Board. In no event will a proxy be voted for more than 12 Directors. The Board is not aware of any family relationship between any Director, executive officer or person nominated by the Company to become a Director; nor is the Board aware of any involvement in legal proceedings that would be material to an evaluation of the ability or integrity of any Director, executive officer or person nominated to become a Director. The following paragraphs provide information regarding each nominee’s specific experience, qualifications, attributes and skills that led to the conclusion that he or she should serve as a Director. We also believe that all of our Director nominees have a reputation for honesty and adherence to high ethical standards. References below to joining the Board refer to the board of directors of the Bank for years 2006 to 2020, and these persons became Directors of the Company as of the holding company reorganization. It is the intent of the persons named in the proxy, unless otherwise directed therein, to vote “FOR” the election of the following nominees: Michael R. Bird has more than 30 years of experience in the long-term care industry. He retired from Virginia Lutheran Homes, Inc., which owns and operates a continuing care retirement community and nursing and rehabilitation center in Roanoke, Virginia and subsidized apartments with supportive services in New Market, Virginia, in April 2020 where he had held the position of Chief Financial Officer since May 2013. Prior to this, he served as Chief Financial Officer of Waveny LifeCare Network, a provider of long-term care, assisted living, independent living and home healthcare in New Canaan, Connecticut. He earned his Bachelor’s Degree in Accounting from Central Connecticut State University in New Britain, Connecticut and MBA from Sacred Heart University in Fairfield, Connecticut. Mr. Bird was appointed to the Board in 2018. Mr. Bird is qualified to serve as a Director due to his broad experience in finance and accounting. Kevin S. Bloomfield is the managing partner at Bloomfield Partners, LLC which makes equity investments in software, technology and life science innovation companies, since 2014. Previously he was Chief Executive Officer of NetVentures where he helped to build a fast-growing, disruptive cloud-based Operations & Fund Accounting software platform for progressive non-profit organizations. He led the company’s growth from an early-stage startup with just a handful of customers to the market leader with over 500 customers that processed over two billion dollars of customer transactions. In 2014, NetVentures was acquired by the private equity firm Pamlico Capital. He earned his Bachelor’s Degree from Radford University. Mr. Bloomfield was appointed to the Board in 2020. Mr. Bloomfield is qualified to serve as a Director due to his business background and leadership roles within the community. Robert M. Bolton is the founder of Iron Bay Capital and is currently the Chief Executive Officer and managing partner to the Iron Bay Fund LP, which invests in the securities of U.S. domiciled publicly traded financial services companies, with a particular focus on community banks and thrifts. He has over 25 years of experience in banking, asset management and securities trading. Before forming Iron Bay Capital in 2011, Mr. Bolton worked at Mendon Capital, where he was managing director and head trader. He was responsible for overseeing four different domestic equity financial services portfolios. He was also a senior member of the investment committee and was in charge of strategy implementation and trading. Earlier in his career, Bolton 4 was both a proprietary trader for Pershing Trading Company in New York, and an award-winning banker with The Bank of New York. He has an extensive background in both fundamental and technical research. Mr. Bolton is a retired board member of HopFed Bancorp, Inc. in Kentucky (Nasdaq: HFBC), which merged with First Financial Corporation in 2019, and Naugatuck Valley Financial Corp. in Connecticut (Nasdaq: NVSL), which merged with Liberty Bank in 2016. He earned his Bachelor’s Degree in Philosophy from St. Bonaventure University and attended the University of Rochester-Simon School of Business. Mr. Bolton was appointed to the Board in 2020. Mr. Bolton is qualified to serve as a Director due to his broad knowledge in banking and finance. Gregory W. Feldmann is President of Skyline Capital Strategies, LLC, a management consultancy group providing advisory services in the areas of corporate finance, private equity, business and financial strategy, mergers and acquisitions (“M&A”), and performance related studies, since 2011. He is former President and Director of StellarOne Bank. Mr. Feldmann was appointed to the Board in 2017. Mr. Feldmann is qualified to serve as a Director due to his business and banking background in commercial banking, investment banking and brokerage and private equity and experience in other executive and leadership roles, both in private and public companies. James W. Haskins is an attorney and principal in the law firm of Young, Haskins, Mann, Gregory and Wall, P.C., Martinsville, Virginia. He also served as a director of Mountain National Bank from 1996 until its merger into Carter Bank & Trust and of Patrick Henry National Bank from 1982 until its merger into Carter Bank & Trust. Mr. Haskins was appointed as Chairman of the Board in 2017; prior to that appointment, he served as Vice Chairman of the Board. Mr. Haskins is qualified to serve on the Board due to his legal expertise and his prominence in the Company’s market area. Phyllis Q. Karavatakis is Senior Executive Vice President, Special Projects Executive of Carter Bank & Trust since 2020. Prior to serving in this role, she served as President and Chief Banking Officer. Before she was President and Chief Banking Officer, she served as Executive Vice President and Chief Lending Officer and held other various roles in her over 44 years employed with the Bank and now with the Company. Ms. Karavatakis was appointed to the Board in 2017 and was also appointed Vice Chairman in 2017. Ms. Karavatakis is qualified to serve as a Director due to her business experience along with in-depth knowledge of the banking industry. Jacob A. Lutz, III is a retired former partner of the law firm Troutman Pepper Hamilton Sanders LLP’s (“Troutman Pepper”) Richmond, Virginia office, having served with the firm and its predecessors from 1990 until his retirement in December 2021. He was Chair of Troutman Pepper’s Financial Institution Practice firm-wide for 20 years, with a focus on advising banks and other financial service companies on a variety of matters including securities and capital markets, mergers and acquisitions, regulation and compliance, and community banking. Prior to this, Mr. Lutz was an attorney with the Federal Deposit Insurance Corporation (“FDIC”) in its Washington, D.C. headquarters and Atlanta, Georgia regional office with responsibility for supervisory and regulatory matters as well as failed bank M&A and asset disposition. Mr. Lutz has a Bachelor’s Degree in Finance from Virginia Polytechnic Institute and State University and a J.D. from William and Mary Law School. He also has a Certificate of Completion from the Harvard Law School Program of Instruction for Lawyers. Mr. Lutz was appointed to the Board in 2022. Mr. Lutz is qualified to serve as a Director due to his legal and regulatory expertise in the banking industry in the Company’s market area. E. Warren Matthews is an attorney in the firm of Harris, Matthews & Crowder, P.C and has been for over 56 years. He also served as a director of Community National Bank from 1998 until its merger into Carter Bank & Trust. Mr. Matthews is qualified to serve on the Board due to his legal expertise and his prominence in the Company’s market area. Catharine L. Midkiff worked for more than 20 years as an Executive with General Electric Capital Corporation in risk management, operations, and finance in its Asia, Europe, and United States markets, retiring in 2017. Prior to this, she served as Vice President and Director in other General Electric entities located in the United States, Japan, Korea, Thailand and Hong Kong. A Certified Public Accountant, Ms. Midkiff has a Bachelor’s Degree in Commerce with a specialization in Finance and Accounting from the University of Virginia. She is certified in Six Sigma as a master black belt, the highest level credential in management techniques to improve business processes, primarily by reducing risks, and has completed numerous specialty programs, such as an asset-based finance program from the University of Pennsylvania’s 5 Proxy Statem ent

Wharton School and the Commercial Finance Association. Ms. Midkiff was appointed to the Board in 2018. Ms. Midkiff is qualified to serve as a Director due to her broad based experience in accounting, risk management and finance with executive roles in public companies. Curtis E. Stephens is an experienced Board Member, Executive and Entrepreneur in the consumer services, transportation, real estate, manufacturing, technology and sports and entertainment industries. He is a Co-Founder of Name, Image, and Likeness (“NIL”) Metaverse Studios, Inc. since 2021, an early state business developing and bringing together a technology platform for collegiate sports team properties and their network of athletes, coaches, and other brand ambassadors to participate in Elements of a Metaverse. This immersive internet virtual reality platform that uses blockchain technology and NFTs in the collegiate NIL space. He has served as Chief Operating Officer of United Network for Collegiate Pantry Sharing, Inc., a company that provides short-term food relief for those experiencing food insecurities while enrolled as students at universities and colleges within the United States since 2020. In 2019, Mr. Stephens was Area Vice President-Administration-Mid Atlantic Region for StoneMor Partners, L.P., the second largest network of cemeteries and funeral homes in the United States and was responsible for managing and mitigating legal and regulatory compliance risks. Prior to this, he was Managing Director of Marketing Xchange Worldwide, LLC from September 1997 until October 2017, a full-service sports agency that specialized in both contract negotiation and venture management for professional athletes in the National Football League. He was Vice President, Administration and Operations of Stephens Transportation Corporation from January 2010 until December 2018. Mr. Stephens holds a Bachelors’ Degree from Rutgers University and an MBA from Virginia Commonwealth University. Mr. Stephens was appointed to the Board in 2022. Mr. Stephens is qualified to serve as a Director due to his business background, leadership roles, and broad experience in finance in private and public companies. Litz H. Van Dyke is Chief Executive Officer (“CEO”) of Carter Bankshares, Inc. and Carter Bank & Trust and previously served as Executive Vice President. Prior to joining Carter Bank & Trust in 2016, Mr. Van Dyke was a Practice Manager for CCG Catalyst Consulting Group based in Phoenix, Arizona, assisting banks with strategic advisory services. He served as Chief Operating Officer for StellarOne Corporation from 2008 to 2012. Mr. Van Dyke was appointed to the Board in 2017. Mr. Van Dyke is qualified to serve as a Director due to his prior experience in senior executive roles with a number of Virginia-based banking institutions with responsibilities including credit administration, regulatory risk management, information technology, operations, marketing, and facilities as well as extensive work with commercial, retail, and mortgage lines of business. Elizabeth L. Walsh is a Senior Specialist at Becker Professional Education (“Becker”) on the Curriculum Development team, where she coordinates soft skill and emerging technology course development, as well as a webcast schedule of 1250 courses. Prior to joining Becker in August of 2018, Elizabeth consulted with Becker for three years, through Eliz LLC. At Eliz LLC, Ms. Walsh, CPA CITP, specialized in accounting, technology, and change management consulting projects. Eliz LLC catered to local business clients as well as those in the accounting profession and not for profit. Integrations of cloud-based systems and accounting systems, as well as financial report writing, were among her specialties. Ms. Walsh designed CPE courses for the American Institute of CPAs where she served as Director of Knowledge Management, Becker CPA Review, and Agate Publishing. She authored the IT Section of the Becker CPA Review for the 2017 exam. She earned her Bachelor’s Degree in Accounting Information Systems from Virginia Polytechnic Institute and State University. Ms. Walsh as appointed to the Board in 2020. Ms. Walsh is qualified to serve as a Director due to her broad experience in accounting and finance. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE DIRECTOR NOMINEES LISTED ABOVE. 6

Independence and Committee Memberships

The following individuals are Directors of the Company. Ages are given as of April 13, 2023:

				Committee Memberships					
Name Current Position	Age	Director Since	Independent	Audit	Investment/ Interest Rate Risk	Credit Risk	Nominating & Compensation	Executive & Governance	Enterprise Risk Management
Michael R. Bird Retired CFO of Virginia Lutheran Homes, Inc.	68	2018**	YES	Chair				✓	
Kevin S. Bloomfield Managing Partner at Bloomfield Partners, LLC	52	2020**	YES		✓		✓		
Robert M. Bolton Founder and Chief Executive Officer of Iron Bay Capital	54	2020**	YES		✓	✓			
Robert W. Conner Retired Clerk of Circuit Court of Halifax County, Virginia	83	1985*	YES			Chair	✓		
Gregory W. Feldmann President of Skyline Capital Strategies, LLC	66	2017**	YES		Chair		Chair	✓	✓
James W. Haskins Chairman of the Board of Directors; Attorney and Principal of Young, Haskins, Mann, Gregory and Wall, P.C.	82	1982*	NO					Chair	
Phyllis Q. Karavatakis Vice Chairman of the Board of Directors; Senior Executive Vice President, Special Projects Executive of Carter Bank & Trust	67	2017**	NO			✓			✓
Lanny A. Kyle, O.D. Retired Optometrist	69	2003*	YES				✓		
Jacob A. Lutz, III Retired Partner of the law firm Troutman Pepper Hamilton Sanders LLP	67	2022	YES				✓	✓	✓
E. Warren Matthews Attorney at Harris, Matthews & Crowder, P.C.	82	1998*	YES	✓			✓		Chair
Catharine L. Midkiff Retired Executive from General Electric Capital Corporation	63	2018**	YES	✓		✓		✓	✓
Curtis E. Stephens Co- Founder of Name, Image, and Likeness Metaverse Studios, Inc. and Chief Operating Officer of United Network for Collegiate Pantry Sharing, Inc.	57	2022	YES			✓			✓
Litz H. Van Dyke CEO of Carter Bank & Trust and Carter Bankshares, Inc.	59	2017**	NO			✓		✓	
Elizabeth L. Walsh Senior Specialist, Curriculum Development at Becker Professional Education	55	2020**	YES	✓					✓

* Indicates year first served as a director of one of the 10 banking institutions that were merged into and created Carter Bank & Trust in 2006 (each a "Merged Bank" and collectively, the "Merged Banks"). The Merged Banks were Blue Ridge Bank, N.A., Central National Bank, Community National Bank, First National Bank, First National Exchange Bank, Mountain National Bank, Patrick Henry National Bank, Patriot Bank, N.A., Peoples National Bank and Shenandoah National Bank.

** Indicates the year the director joined the board of directors of the Bank prior to the holding company reorganization.

Proxy Statement

7

Board Skills & Demographics

	Bird	Bloomfield	Bolton	Conner	Feldmann	Haskins	Karavatakis	Kyle	Lutz	Matthews	Midkiff	Stephens	Van Dyke	Walsh
Skills and Experience														
Financial Reporting/ Audit/ Capital Planning	•	•	•	•	•	•	•	•	•	•	•	•	•	•
Leadership	•	•	•	•	•	•	•	•	•	•	•	•	•	•
Technology	•	•	•		•		•				•	•	•	•
Risk Management	•		•		•	•	•		•	•	•	•		•
Business Operations	•	•	•	•	•	•	•	•	•	•	•	•	•	•
Corporate Governance	•		•		•	•	•		•	•	•	•	•	
Cybersecurity and Information Security	•	•	•		•		•				•	•	•	•
Board Demographics														
Age	68	52	54	83	66	82	67	69	67	82	63	57	59	55
Gender	M	M	M	M	M	M	F	M	M	M	F	M	M	F
Tenure (years)	4	2	2	37	5	40	5	19	1	24	4	1	5	2

8

Executive Officers of the Registrant The following individuals are executive officers of the Company. Ages are given as of April 13, 2023: Name Age Position Business Experience During Past Five Years A. Loran Adams 62 Executive Vice President and Director of Regulatory Risk Management of the Bank since 2018 Prior to 2018, Senior Vice President and Director of Regulatory Risk Management of the Bank since 2017; prior to joining the Bank, Director of Internal Audit, Georgia Bank & Trust from 2009 to 2016. Wendy S. Bell 59 Chief Financial Officer of the Company since November 2020; Senior Executive Vice President and Chief Financial Officer of the Bank since 2020 Executive Vice President and Chief Financial Officer of the Bank from 2017 to 2019; prior to joining the Bank, Senior Vice President and Senior Finance Officer, First Commonwealth Financial Corporation from 2010 to 2017. Jane Ann Davis 60 Executive Vice President and Chief Administrative Officer of the Bank since 2017 Prior to 2017, Executive Vice President, Chief Financial Officer and Chief Operating Officer of the Bank. Tony E. Kallsen 55 Senior Executive Vice President and Chief Credit Officer of the Bank since 2023 Prior to 2023, Executive Vice President and Chief Credit Officer of the Bank since 2018; prior to joining the Bank, Senior Vice President and Senior Credit Officer, First Commonwealth Financial Corporation from 2010 to 2017. Phyllis Q. Karavatakis 67 Senior Executive Vice President, Special Projects Executive of the Bank since 2020 Prior to 2020, President and Chief Banking Officer of the Bank since 2017, President and Chief Administrative Officer of the Bank since 2016, Executive Vice President and Chief Lending Officer of the Bank since 2014. Bradford N. Langs 57 President and Chief Strategy Officer of the Bank since 2020 Prior to 2020, Executive Vice President and Chief Strategy Officer of the Bank from 2017 to 2019; prior to joining Carter Bank & Trust, Chief Risk Officer, Chief Credit Officer and Treasurer, Coastal States Bank from 2009 to 2017. Matthew M. Speare 56 Senior Executive Vice President and Chief Operations Officer of the Bank since 2023 Prior to 2023, Executive Vice President and Chief Information Officer of the Bank since 2017; prior to joining the Bank, Executive Vice President and Chief Information Officer, Regions Bank from 2013 to 2017. Litz H. Van Dyke 59 Chief Executive Officer of the Company since November 2020; Chief Executive Officer of the Bank since 2017 Prior to 2017, Executive Vice President of the Bank since July 2016; prior to joining the Bank, Practice Manager, CCG Catalyst Group from 2012 to 2016 and Chief Operating Officer, StellarOne Corporation from 2008 to 2012. 9 Proxy Statem ent

PRINCIPAL BENEFICIAL OWNERS OF CARTER BANKSHARES, INC. COMMON STOCK

The following table sets forth certain information concerning the persons known by us to be the beneficial owners of more than 5% of the outstanding shares of the Company's common stock as of April 5, 2023.

Name and Address	Number of Shares Beneficially Owned	Percentage of Class[(1)]
AllianceBernstein L.P. 1345 Avenue of the Americas New York, NY 10105	1,401,400[(2)]	5.86%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	1,679,486[(3)]	7.03%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	1,257,538[(4)]	5.26%

(1) Percentages are based on 23,894,323 shares of common stock issued and outstanding at April 5, 2023.

(2) Based solely on information as of December 31, 2022 contained in Amendment No. 2 to Schedule 13G filed with the Securities and Exchange Commission ("SEC") on February 14, 2023 by AllianceBernstein L.P., including notice that it has sole investment power as to 1,401,400 shares and sole voting power as to 1,226,474 shares.

(3) Based solely on information as of December 31, 2022 contained in Amendment No. 1 to Schedule 13G filed with the SEC on February 1, 2023 by BlackRock, Inc., including notice that it, through various subsidiaries, has sole investment power as to 1,679,486 shares and sole voting power as to 1,646,382 shares.

(4) Based solely on information as of December 30, 2022 contained in Schedule 13G filed with the SEC on February 9, 2023 by The Vanguard Group, including notice that it has sole investment power as to 1,236,815 shares, shared investment power as to 20,723 shares and shared voting power as to 12,019 shares. These shares may be owned by The Vanguard Group, Inc.'s clients, including investment companies registered under the Investment Company Act of 1940 and other managed accounts.

10

BENEFICIAL OWNERSHIP OF CARTER BANKSHARES, INC. COMMON STOCK BY DIRECTORS AND OFFICERS

The following table sets forth, as of April 5, 2023, the beneficial ownership of the Company's common stock of each Director, the executive officers identified in the Summary Compensation Table (referred to as our "named executive officers") and the Company's current Directors and executive officers as a group. For purposes of the table below, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act") under which, in general, a person is deemed to be the beneficial owner of a security if he/she has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he/she has the right to acquire beneficial ownership of the security within sixty days. The shares listed in the table below include restricted stock that has not yet vested and is restricted as to the sale or other transfer. The shares listed in the table below do not include an aggregate of 27,848 shares underlying the target number of performance units ("PUs") that were granted to Mr. Van Dyke, Mr. Langs, Ms. Bell, Mr. Kallsen, Mr. Speare and two other executive officers who are not named executive officers on March 7, 2022 but remain subject to vesting conditions more than sixty days after April 5, 2023.

Name	Amount and Nature of Beneficial Ownership[(1)]	Ownership as a Percentage of Common Stock Outstanding[(2)]
Bell, Wendy S.	26,762	*
Bird, Michael R.	10,410	*
Bloomfield, Kevin S.	19,399	*
Bolton, Robert M.[(3)]	64,571	*
Conner, Robert W.	75,962	*
Feldmann, Gregory W.	11,242	*
Haskins, James W.[(4)]	62,494	*
Kallsen, Tony E.	9,839	*
Karavatakis, Phyllis Q.	18,066	*
Kyle, Lanny A., O.D.	72,484	*
Langs, Bradford N.	14,572	*
Lutz III, Jacob A.	13,731	*
Matthews, E. Warren	12,754	*
Midkiff, Catharine L.	14,897	*
Speare, Matthew M.	26,483	*
Stephens, Curtis E.	2,866	*
Van Dyke, Litz H.	37,246	*
Walsh, Elizabeth L.[(5)]	23,510	*
All Directors and Executive Officers as a Group (20 Persons)[(6)]	532,648	2.23%

(1) May include shares held by or jointly with spouse or other family members, held in a trust or through a corporation or other entity.

(2) Percentages are based on 23,894,323 shares of common stock issued and outstanding at April 5, 2023.

(3) Mr. Bolton holds 56,500 shares for Iron Bay Fund, LP, of which he is a limited partner.

(4) Shares reported include 20,000 shares of common stock pledged as security.

(5) Includes (i) 11,300 shares held by Ms. Walsh as custodian for an adult family member over which shares Ms. Walsh shares voting and investment power; and (ii) 4,769 shares held by Carriage Square, Ltd. over which shares Ms. Walsh shares voting and investment power by virtue of her ownership interest in Carriage Square, Ltd. and her officer and director roles held at such entity.

(6) Includes shares held by A. Loran Adams and Jane Ann Davis.

* Less than 1% of the outstanding common stock.

Proxy Statement

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DELINQUENT SECTION 16(a) REPORTS Section 16(a) of the Exchange Act requires that Directors and executive officers, and persons who beneficially own more than 10% of the Company’s equity securities, file reports of ownership and reports of changes in ownership of the Company’s outstanding equity securities. Based on a review of these reports filed by the Company’s officers and Directors, the Company believes that its officers and Directors complied with all filing requirements under Section 16(a) of the Exchange Act during 2022, except that directors Mr. Kevin S. Bloomfield, Mr. Michael R. Bird, Mr. Robert M. Bolton, Mr. Robert W. Conner, Mr. Gregory W. Feldmann, Mr. James W. Haskins, Mr. Lanny A. Kyle, O.D., Mr. E. Warren Matthews, Ms. Catharine L. Midkiff and Ms. Elizabeth L. Walsh each reported one transaction late on a Form 4. 12

PROPOSAL 2 ADVISORY AND NON-BINDING VOTE TO APPROVE EXECUTIVE COMPENSATION The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, enables our shareholders to vote to approve, on an advisory (non-binding) basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the SEC rules relating to compensation disclosure. The advisory vote on executive compensation is not a vote on the Company’s general compensation policies. The Dodd-Frank Act requires the Company to hold the advisory vote on executive compensation at least once every three years. With assistance from its independent compensation consultant, Pearl Meyer & Partners, LLC (“Pearl Meyer”), the Nominating and Compensation Committee regularly reviews the compensation programs for our named executive officers to ensure they achieve the desired goal of striking a balance between recognition of recent achievements and aligning the interests of management on a longer- term basis with that of the Company’s shareholders. The Company’s compensation program is designed to offer competitive compensation to associates based on each individual’s contribution to the Company’s success. As such, the program provides a competitive compensation package to attract and retain capable associates. Pearl Meyer assists the Nominating and Compensation Committee in this effort by annually recommending a peer group of financial institutions with reasonably similar market capitalization and business strategy to the Company and conducting an external market study for the Nominating and Compensation Committee using the peer group to assess the competitiveness of current pay opportunities for our named executive officers. Please read the “Compensation Discussion & Analysis” beginning on page 15 for additional details about our executive compensation programs, including information about the fiscal year 2022 compensation of our named executive officers. We are asking our shareholders to indicate their approval of our named executive officer compensation as described in this proxy statement. The proposal, commonly known as “say-on-pay”proposal, is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the policies and practices described in this proxy statement. Accordingly, the Board recommends that the shareholders approve the following advisory resolution: “RESOLVED, that the shareholders approve, on an advisory basis, the compensation paid to the Company’s named executive officers as disclosed in the Company’s proxy statement for the 2023 Annual Meeting of Shareholders pursuant to compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables, and the related narrative disclosure.” This vote is advisory and not binding on the Company, the Board or the Nominating and Compensation Committee. However, the Board and the Nominating and Compensation Committee value the opinions of our shareholders and will consider the outcome of this advisory vote when considering future executive compensation decisions. We anticipate that the next vote on a say-on-pay proposal will occur at the 2026 Annual Meeting of Shareholders. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SEC. 13 Proxy Statem ent

PROPOSAL 3 ADVISORY AND NON-BINDING VOTE ON FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION Pursuant to Section 14A of the Exchange Act, we are asking our shareholders to indicate how frequently we should seek an advisory vote on the compensation of our named executive officers, as disclosed pursuant to the SEC’s compensation disclosure rules. This advisory vote on the frequency of the say-on-pay vote (commonly known as “say-on-pay frequency”) is an advisory, non-binding vote as to how often the vote should occur: every year, two years, or three years. At the Company’s 2017 Annual Meeting of Shareholders, shareholders voted on our say-on-pay frequency proposal indicating a preference for holding such vote every three years. Accordingly, the Board decided that the advisory say-on-pay vote would be held every three years, at least until the next advisory say-on-pay frequency vote. The Board continues to believe a say-on-pay vote every three years is the best approach for the Company. A three-year advisory vote cycle gives our Board sufficient time to thoughtfully consider the results of the advisory vote regarding named executive officer compensation and to implement any desired changes to policies and procedures. You may cast your vote on your preferred voting frequency by choosing the option of one year, two years, or three years, or you may abstain from voting on this proposal. The option of one year, two years, or three years that receives the highest number of votes cast by shareholders will be the frequency for future say-on-pay votes that has been selected by shareholders. The Board values the opinions expressed by shareholders in their votes on this proposal and the Board and the Nominating and Compensation Committee will take into account the outcome of this vote in making a determination on the frequency of future say-on-pay votes. However, because this vote is advisory and not binding on the Company, the Board or the Nominating and Compensation Committee may decide that it is in the best interest of our shareholders and the Company to hold the say-on-pay vote more or less frequently than the option selected by our shareholders. We anticipate that the next vote on a say-on-pay frequency proposal will occur at the 2029 Annual Meeting of Shareholders. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE OPTION OF THREE YEARS AS THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION. 14

EXECUTIVE COMPENSATION Compensation Discussion & Analysis The Company’s compensation program is designed to offer competitive compensation to associates based on each individual’s contribution to the Company’s overall success. As such, the program provides a competitive compensation package to attract and retain capable associates. The compensation and benefits program consists of salary, annual and long-term (beginning in 2022) incentive opportunity, equity compensation, nonqualified deferred compensation plan, life, health and disability insurance and limited perquisites, such as a monthly automobile allowance, reimbursement of relocation and temporary housing expenses and legal expenses relating to employment agreement review, as appropriate, and modest tax gross-ups on the same, which the Company believes are important to attract the most qualified candidates. The Company has a single health insurance plan for all officers and full- time associates who meet the eligibility requirements. The Company also provides a 401(k) and Profit Sharing Plan, group life insurance plan and short-term disability plan for officers and full-time associates. The Company has entered into employment or change of control severance agreements with its named executive officers, which are further described under “Employment/ Change of Control Severance Agreements”. The Nominating and Compensation Committee (for purposes of this section, the “Committee”) has the responsibility for administering the Company’s overall compensation program and for setting the salaries and annual and long-term incentive opportunities for the Company’s senior officers. In setting the compensation of the Company’s senior officers, the Committee generally relies on the recommendations of the Chairman, Chief Executive Officer and the Board members’ own significant personal knowledge of the compensation provided to other, similarly situated, executives in banking and other industries in the local area, as well as recommendations from the Committee’s independent compensation consultant, Pearl Meyer. Pearl Meyer annually recommends a peer group of financial institutions with reasonably similar market capitalization and business strategy to the Company and conducts an external market study for the Nominating and Compensation Committee using the peer group to assess the competitiveness of current pay opportunities for our executive officers. For 2022 compensation determinations, the peer companies consisted of twenty-one regional U.S. commercial banks ranging in asset size from approximately $3.1 to $7.6 billion. As of December 31, 2021, the Company had $4.1 billion in total assets versus the peer group median of $4.6 billion. The following financial institutions were included in the 2022 peer group: American National Bankshares, Inc. Danville, VA Bar Harbor Bankshares Bar Harbor, ME Capital City Bank Group, Inc. Tallahassee, FL Capstar Financial Holdings, Inc. Nashville, TN City Holding Company Charleston, WV CNB Financial Corporation Clearfield, PA Community Trust Bancorp, Inc. Pikeville, KY First Community Bankshares, Inc. Bluefield, VA Great Southern Bancorp, Inc. Springfield, MO HomeTrust Bancshares, Inc. Asheville, NC Mid Penn Bancorp, Inc. Millersburg, PA Peoples Bancorp, Inc. Marietta, OH Peoples Financial Services Corp. Hallstead, PA Primis Financial Corp. McLean, VA Republic Bancorp, Inc. Louisville, KY Shore Bancshares, Inc. Easton, MD SmartFinancial, Inc. Knoxville, TN Stock Yards Bancorp, Inc. Louisville, KY Summit Financial Group, Inc. Moorefield, WV The First Bancshares, Inc. Hattiesburg, MS Univest Financial Corporation Souderton, PA 15 Proxy Statem ent

In 2022, the Nominating and Compensation Committee (for purposes of this “Compensation Discussion & Analysis,” the “Committee”) engaged Pearl Meyer to assist in an evaluation of the competitiveness of the executive compensation program and to provide information on executive compensation at these peer banks, including market trends and developments in executive compensation. The Committee reviews each executive’s performance and contribution to the overall Company goals, as well as recommendations of Pearl Meyer, in determining the level of salary and other compensation for the coming year. The Committee considers the peer data to ensure that the Company’s compensation programs are competitive and close to the median of market practices of the peer companies, although for certain positions the Company’s executive compensation remains below the median of the peer group. When setting compensation for fiscal 2022 and in determining compensation policies, the Committee also took into account the results of the shareholder advisory vote on executive compensation that took place in July 2020. In that vote, which is advisory and non-binding, shareholders approved the compensation of our named executive officers as disclosed in the proxy statement for the 2020 Annual Meeting of Shareholders. A substantial majority (81.5%) of votes cast approved the executive compensation program described in the Company’s proxy statement for the 2020 Annual Meeting of Shareholders. The vote results were taken into consideration when setting the compensation for 2022 and are being taken into consideration by the Committee when setting the compensation for 2023. Additionally, since market practice and the Company’s business needs continue to evolve, the Committee continually evaluates our compensation program and makes changes when warranted. Analysis of Risk Associated with Compensation Policies and Practices The Committee oversees an annual review of our compensation programs to determine whether such programs encourage excessive risk-taking by our associates. The most recent review was conducted in April 2023. Management and the Committee participated in the review, which included identification of the relevant compensation policies and practices, review of potential related risks, and analysis of risk-mitigating factors, including the Company’s system of internal controls and oversight. The Committee determined that the potential risks arising from our compensation programs are not reasonably likely to have a material adverse effect on the Company. In making this determination, the Committee took into account the structure of our compensation programs, the amount of cash compensation available to associates in the form of base salary, the involvement of the Committee in setting compensation for executive officers and in particular for those individuals who can commit the Company’s capital or who manage the Company’s risk, and the oversight of the Board in monitoring certain risk tolerances and internal controls. Employment / Change of Control Severance Agreements The Company has entered into employment agreements with Mr. Van Dyke, Ms. Bell, Mr. Speare and Mr. Langs and a change of control severance agreement with Mr. Kallsen. Each of these agreements was originally entered into with the Bank and was amended and restated effective as of November 20, 2020 in connection with the holding company reorganization to add the Company as a party and make corresponding and other administrative changes. The terms of the agreements are substantially similar to each other as described below. Van Dyke Employment Agreement Mr. Van Dyke and the Company are parties to an amended and restated employment agreement, dated as of November 20, 2020 (the “Van Dyke Agreement”). The employment term automatically renewed most recently on October 1, 2021 and will automatically renew on each subsequent two-year anniversary for an additional two-year term unless either party provides at least 60 days’ advance notice of non-renewal. Pursuant to the Van Dyke Agreement, Mr. Van Dyke’s current annual base salary is $615,000, subject to increase by the Company’s Board at its discretion. He also receives $700 per month as an automobile allowance. Mr. Van Dyke is eligible to participate in the Company’s annual bonus plan, associate benefit plans and programs on terms offered to similarly situated associates and is eligible to receive equity awards in the discretion of the Company’s Board. 16

The Company may terminate Mr. Van Dyke’s employment with or without cause (as defined in the Van Dyke Agreement), with or without notice. Mr. Van Dyke also may voluntarily terminate his employment with the Company at any time for Good Reason (as defined in the Van Dyke Agreement). In the event the Company terminates Mr. Van Dyke’s employment without cause or Mr. Van Dyke terminates his employment for Good Reason, Mr. Van Dyke will receive any unpaid base salary, any annual bonus compensation earned and awarded but not yet paid, and any vested benefits (collectively, the “Accrued Obligations”). He will also receive a monthly severance payment equal to one-twelfth of his annual base salary for 18 months and continued associate health insurance coverage for 18 months. Payment of these severance benefits is subject to receipt by the Company of a signed release and waiver of claims and satisfaction of other requirements, conditions, and limitations set forth in the Van Dyke Agreement, including covenants regarding confidentiality, non- competition, non-piracy and non-solicitation. In the event the Company terminates Mr. Van Dyke’s employment without cause or Mr. Van Dyke terminates his employment for Good Reason within two years after a Change of Control (as defined in the Van Dyke Agreement), Mr. Van Dyke will receive the Accrued Obligations, plus a lump sum severance payment equal to 2.99 times his annual base salary, continued associate health insurance coverage for 18 months and a lump sum payment equal to Mr. Van Dyke’s highest annual bonus earned from the Company for the three years prior to termination. The Van Dyke Agreement provides for these Change of Control severance benefits on a “best net” approach, under which Mr. Van Dyke’s Change of Control benefits will be reduced to avoid the golden parachute excise tax under Section 280G of the Internal Revenue Code unless without such a reduction he would receive more after-tax compensation than with a reduction. Payment of these severance benefits is subject to receipt by the Company of a signed release and waiver of claims and satisfaction of other requirements, conditions, and limitations set forth in the Van Dyke Agreement, including covenants regarding confidentiality, non-competition, non-piracy and non- solicitation. In the event of a termination for Cause or due to Incapacity, Mr. Van Dyke will be entitled to receive his Accrued Obligations. If he dies while employed by the Company, the Company will pay Mr. Van Dyke’s spouse, if his spouse survives him, or, if not, his estate, his Accrued Obligations and an amount equal to his base salary from the date of his death through the end of the month in which his death occurs. Bell Employment Agreement Ms. Bell and the Company are parties to an amended and restated employment agreement, dated as of November 20, 2020 (the “Bell Agreement”). The terms of the Bell Agreement are substantially the same as the Van Dyke Agreement, except as follows. The initial term of the Bell Agreement was two years, beginning on July 24, 2017. The employment term automatically renewed most recently on July 24, 2022 and will automatically renew on each subsequent anniversary for an additional one- year term unless either party provides at least 60 days’ advance notice of non-renewal. Pursuant to the Bell Agreement, Ms. Bell’s current annual base salary is $375,000, subject to increase by the Company’s Board in its discretion. She also receives $500 per month as an automobile allowance. In the event the Company terminates Ms. Bell’s employment without cause or Ms. Bell terminates her employment for Good Reason, in addition to the Accrued Obligations, she will also receive a monthly severance payment equal to one-twelfth of her annual base salary for 12 months and continued associate health insurance coverage for 12 months. In the event the Company terminates Ms. Bell’s employment without cause or Ms. Bell terminates her employment for Good Reason within two years after a Change of Control (as defined in the Bell Agreement), Ms. Bell will receive the Accrued Obligations, plus a lump sum severance payment equal to 24 months of her annual base salary, continued associate health insurance coverage for 18 months and a lump sum payment equal to Ms. Bell’s highest annual bonus earned from the Company for the three years prior to termination. Speare Employment Agreement Mr. Speare and the Company are parties to an amended and restated employment agreement, dated as of November 20, 2020 (the “Speare Agreement”). The terms of the Speare Agreement are substantially the same as the Van Dyke Agreement, except as follows. The initial term of the Speare Agreement was one year, beginning on July 3, 2017. The employment term automatically renewed most recently on July 3, 2022 and will 17 Proxy Statem ent automatically renew on each subsequent anniversary for an additional one-year term unless either party provides at least 60 days’ advance notice of non-renewal. Pursuant to the Speare Agreement, Mr. Speare’s current annual base salary is $352,000, subject to increase by the Company’s Board in its discretion. He also receives $500 per month as an automobile allowance. In the event the Company terminates Mr. Speare’s employment without cause or Mr. Speare terminates his employment for Good Reason, in addition to the Accrued Obligations, he will also receive a monthly severance payment equal to one-twelfth of his annual base salary for 12 months and continued associate health insurance coverage for 12 months. In the event the Company terminates Mr. Speare’s employment without cause or Mr. Speare terminates his employment for Good Reason within two years after a Change of Control (as defined in the Speare Agreement), Mr. Speare will receive the Accrued Obligations, plus a lump sum severance payment equal to 24 months of his annual base salary, continued associate health insurance coverage for 18 months and a lump sum payment equal to Mr. Speare’s highest annual bonus earned from the Company for the three years prior to termination. Langs Employment Agreement Mr. Langs and the Company are parties to an amended and restated employment agreement, dated as of November 20, 2020 (the “Langs Agreement”). The terms of the Langs Agreement are substantially the same as the Van Dyke Agreement, except as follows. The initial term of the Langs Agreement was one year, beginning on June 19, 2017. The employment term automatically renewed most recently on June 19, 2022 and will automatically renew on each subsequent anniversary for an additional one-year term unless either party provides at least 60 days’ advance notice of non-renewal. Pursuant to the Langs Agreement, Mr. Langs’ current annual base salary is $495,000, subject to increase by the Company’s Board in its discretion. He also receives $500 per month as an automobile allowance. In the event the Company terminates Mr. Langs’ employment without cause or Mr. Langs terminates his employment for Good Reason, in addition to the Accrued Obligations, he will also receive a monthly severance payment equal to one-twelfth of his annual base salary for 12 months and continued associate health insurance coverage for 12 months. In the event the Company terminates Mr. Langs’ employment without cause or Mr. Langs terminates his employment for Good Reason within two years after a Change of Control (as defined in the Langs Agreement), Mr. Langs will receive the Accrued Obligations, plus a lump sum severance payment equal to 24 months of his annual base salary, continued associate health insurance coverage for 18 months and a lump sum payment equal to Mr. Langs’ highest annual bonus earned from the Company for the three years prior to termination. Kallsen Change of Control Severance Agreement Mr. Kallsen and the Company are parties to an amended and restated change of control severance agreement, dated as of November 20, 2020 (the “Kallsen Agreement”). In the event the Company terminates Mr. Kallsen’s employment without cause or Mr. Kallsen resigns for Good Reason, in each case within two years after a Change of Control (as defined in the Kallsen Agreement), Mr. Kallsen will receive the Accrued Obligations. If Mr. Kallsen executes and delivers to the Company a signed release and waiver of claims, Mr. Kallsen will also receive an amount equal to his annual base salary plus his average annual bonus payable from the Company for the three years prior to termination, payable over 12 months, and a lump sum payment equal to continued associate health insurance coverage for 12 months. The Kallsen Agreement provides for these Change of Control severance benefits on a “best net” approach, under which Mr. Kallsen’s Change of Control benefits will be reduced to avoid the golden parachute excise tax under Section 280G of the Internal Revenue Code unless without such a reduction he would receive more after-tax compensation than with a reduction. Payment of these severance benefits is subject to satisfaction of other requirements, conditions, and limitations set forth in the Kallsen Agreement, including covenants regarding confidentiality, non-competition, non-piracy and non- solicitation. In the event of a termination for cause or due to death or Incapacity within two years after a Change of Control, Mr. Kallsen will be entitled to receive any unpaid base salary and any vested benefits. 18

Base Salaries

Base salaries provide appropriate fixed cash compensation necessary to attract and retain executive talent. Base salaries are intended to be competitive. The Nominating and Compensation Committee reviews the base salaries of our named executive officers on an annual basis as well as at the time of any promotion or other material change in responsibilities. In addition to engaging independent compensation consultant, Pearl Meyer on base salaries, our Nominating and Compensation Committee also considers the following when setting base salaries: (a) the individual executive's overall performance and contribution to the Company's performance, (b) overall Company performance and (c) the individual's base salary relative to other executive officers. The Committee approved base salary increases for each named executive officer in January 2022, effective January 31, 2022.

Executive	2022 Base Salary ($)	2021 Base Salary ($)	% Increase
Litz H. Van Dyke	$615,000	$593,000	3.7%
Bradford N. Langs[(1)]	$495,000	$370,000	33.8%
Wendy S. Bell	$375,000	$360,000	4.2%
Tony E. Kallsen	$322,000	$315,000	2.2%
Matthew M. Speare	$352,000	$345,000	2.0%

(1) Based on the annual compensation review by Pearl Meyer, Mr. Langs' base salary was increased to this level to reflect his multiple roles as President, Chief Strategy Officer, and manager of the Bank's bond portfolio.

Annual Incentive Plan

In November 2018, with assistance from its independent compensation consultant, the Governance & Compensation Committee (which became the "Nominating and Compensation Committee" in August 2019) adopted an annual incentive plan for the purpose of awarding annual bonuses to certain associates based upon the achievement of annual performance objectives established each year under the plan. The annual incentive plan covers the Company's executive officers and certain executive vice presidents (each, a "Participant"), which includes all of the Company's named executive officers. The goal of the annual incentive plan is to motivate Participants to maximize shareholder value by achieving performance while limiting risk appropriately and maintaining the safety and soundness of the Company.

The plan is an annual incentive plan that is approved each year with a performance year running from January 1 through December 31. The Nominating and Compensation Committee oversees the administration of the plan, as well as plan design, determination of performance measures, goals and weightings and award payouts, partly based on input from the Company's CEO.

At the beginning of each year, the Nominating and Compensation Committee develops a bonus template for each Participant. The primary elements of each template are:

- Percentage of base salary opportunity,
- Performance measures and goals selected from the Company's approved budget numbers for the year or other objective measure, and
- Weightings assigned to the selected performance measures.

Under the annual incentive plan, a Participant can earn a bonus of up to a specific percentage of the Participant's base salary. For 2022, these percentages are as follows:

Participant	% of Base Salary
Chief Executive Officer	60%
President & Chief Strategy Officer, Chief Financial Officer	50%
All Other Participants	35%

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Proxy Statement

Performance measures under the plan are determined each year, in the categories of profitability, capital effectiveness and safety and soundness. The performance measures, goals and weightings assigned to them may change from year to year, and will likely be the same for all Participants in any given year, although that is subject to change.

The amount of bonus earned by a Participant each year will depend on the Company's achievement with respect to the performance measure goals selected for that year, multiplied by the applicable weightings, multiplied by the Participant's base salary and percentage of base salary opportunity.

Bonus amounts earned based on the Company's performance for a year are reviewed and certified by the Nominating and Compensation Committee and paid to the Participant between January 1 and March 15 of the following year, generally shortly after the year's results have been finalized and the Company's earnings for the year have been announced. The plan has both short-term and long-term components, as the bonus amounts currently are paid 2/3 in cash and 1/3 in shares of restricted common stock of the Company, with time-based vesting in three annual installments.

For 2022, the Nominating and Compensation Committee selected the same performance measure goals and weightings for each of the Participants, including the Company's named executive officers. The following table shows the performance measure goals for the annual incentive plan for 2022, as well as the weightings of these goals and the achievement with respect to each goal:

Performance Measure	Weighting	Maximum Performance Goal	Weighted Average Performance Achieved	Performance Achieved	Percentage of Performance Achieved
Core Earnings per Share[(1)]	25%	$1.26	25%	$ 1.96	487%
Core ROAA[(1)]	25%	0.81%	25%	1.16%	404%
Core ROATCE[(1)]	25%	8.13%	25%	13.74%	584%
Core Efficiency[(1)]	25%	68.7%	25%	60.69%	327%
Weighted Average Bonus Amount Earned			**100%**		

(1) Non-GAAP core earnings per share, core return on average assets ("ROAA"), core return on average tangible common equity ("ROATCE") and core efficiency are calculated utilizing financial data on a GAAP basis and excluding all extraordinary items, whether positive or negative.

Following the end of the year, the Nominating and Compensation Committee reviewed the Company's performance with respect to these goals for 2022, and bonus amounts were determined under the plan based on the achievement of the performance goals, multiplied by the named executive officer's base salary and percentage of base salary opportunity. As noted above, the bonus amounts were paid in early 2023, 2/3 in cash and 1/3 in shares of restricted common stock of the Company, with time-based vesting in three annual installments, granted under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan, which is discussed further below. The bonus amounts earned by the named executive officers for 2022 performance under this plan are reported as "Non-Equity Incentive Plan Compensation" for 2022 in the Summary Compensation Table.

Long-Term Incentive Plan

The Nominating and Compensation Committee approved the long-term incentive program (the "LTIP") for certain associates, under which shares of restricted stock and performance units are to be awarded periodically under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan (the "Equity Plan"). The LTIP covers the Company's executive officers and certain executive vice presidents (each, a "Participant"), which includes all of the Company's named executive officers. The goal of the LTIP is to promote leadership retention and management continuity, to reward management for strong sustained value creation and financial performance and to align the executives' interests with those of our shareholders through appropriately-sized grants of equity compensation. It is the Company's intent to maximize shareholder value by achieving performance while limiting risk appropriately and maintaining the safety and soundness of the Company by awarding shares of restricted stock and performance units.

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The Nominating and Compensation Committee granted the first awards under the LTIP in March 2022. The time-based restricted stock awards cliff-vest on the fifth anniversary of the grant date, subject to accelerated vesting in certain circumstances. Pearl Meyer, at the request of the Nominating & Compensation Committee, compared performance and retention-based composition of incentive plans for the 21 peer banks. Based on this information and discussions with the Nominating & Compensation Committee members, Pearl Meyer recommended that the committee target the peer medial long-term incentive value for the CEO, Executive Vice Presidents, and other named executive officers. They further recommended that the grants be divided as 70% performance-based as performance units and 30% retention-based as restricted shares.

The performance units granted under the LTIP can be earned from 0% to 110% of target based on achieving the applicable performance goals and will be paid to the extent earned after the end of the three-year performance period, subject to accelerated vesting in certain circumstances. These 2022 performance units are subject to three equally weighted performance-based goals established by the Nominating and Compensation Committee: return on average assets ("ROAA"), core efficiency ratio, and the non- performing assets ratio. Achievement with respect to these goals will be measured by comparing the Company's performance during the three-year performance period of January 1, 2022 to December 31, 2024 to a peer group consisting of the companies listed on the ABAQ index of publicly traded community banking companies on the first day of the performance period. The level of achievement percentage that corresponds to the Company's percentile ranking for each performance goal will be applied to the one-third of the target number of performance units. Failure to meet threshold performance during the performance period means no performance units for that performance goal will be earned. The level of achievement will be calculated separately for each performance goal and the level of achievement for one performance goal will not impact the other performance goals.

The performance goals under the performance units granted in March 2022 are summarized in the following table:

Performance Goal	Percentage of Target Performance Units Subject to Performance Vesting	Percentile Ranking of Company vs Peer Group for Performance Period Percentage Earned Threshold % – Target % – Stretch%
Performance Goa1 1: ROAA	0.333%	40th Percentile – 50th Percentile – 55th Percentile 80% – 100% – 110%*
Performance Goal 2: Core Efficiency Ratio	0.333%	40th Percentile – 50th Percentile – 55th Percentile 80% – 100% – 110%*
Performance Goal 3: Non-Performing Assets Ratio	0.334%	40th Percentile – 50th Percentile – 55th Percentile 80% – 100% – 110%

If the performance criteria and service requirements are met, these performance units will vest on the payment date which is within 70 days following the end of the performance period. The Company will pay the performance units that have vested in shares of the Company's common stock.

Equity Compensation

The Company grants equity compensation pursuant to the Equity Plan. The Equity Plan authorizes the issuance of up to 2,000,000 shares of common stock for awards to key associates and non-employee Directors of the Company and its subsidiaries as determined by the Nominating and Compensation Committee, which has been appointed by the Board to administer the Equity Plan. The Equity Plan authorizes the grant of stock options, restricted stock, restricted stock units, stock appreciation rights, stock awards, performance units and performance cash awards. Subject to accelerated vesting under certain circumstances, the Equity Plan requires a minimum vesting period of one year for awards subject to time-based conditions and a minimum performance period of one year for awards subject to achievement or satisfaction of performance goals. These minimums are applicable to awards other than those granted as part of a retainer for the service of non-employee Directors. With respect to executive compensation, the purpose of the Equity Plan is to provide incentives to certain key associates to align their personal interests with the long-term financial success of the Company and with growth in shareholder value, consistent with the Company's risk management practices.

In addition to the LTIP awards granted in March 2022, in February 2023, 2022 and 2021, the Company and the Bank, respectively, granted restricted stock awards to several associates, including all of the named executive officers, in connection with the annual incentive plan bonus payouts for 2022, 2021 and 2020

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Proxy Statement

performance. The restricted stock vests in equal installments on each of the first, second and third anniversaries of the grant date, subject to accelerated vesting in certain circumstances. As discussed above, the Nominating and Compensation Committee anticipates granting future awards of restricted stock to associates, including the named executive officers, in connection with the annual incentive plan and future awards of restricted stock and performance units to associates, including the named executive officers, pursuant to the LTIP, and may also grant other equity awards under the Equity Plan as part of the Company’s compensation program. Limitations on Hedging and Speculative Transactions The Board has approved the Carter Bankshares, Inc. Insider Trading Policy that applies to all directors, officers and associates of the Company and, among other goals, helps ensure that the Company’s personnel bear the full risks and benefits of stock ownership. Under this policy, Company personnel may not sell Company stock “short,” trade in Company stock in or through a margin account (except certain grandfathered arrangements in place when the prohibitions were adopted), or otherwise engage in hedging transactions or speculative or short-term trading of Company stock. Nominating and Compensation Committee Report The Nominating and Compensation Committee of the Board has reviewed and discussed with management the Compensation Discussion & Analysis included above. Based upon such review, the related discussions and such other matters deemed relevant and appropriate by the Committee, the Committee has recommended to the Board the inclusion of the Compensation Discussion & Analysis in this proxy statement. Members of the Nominating and Compensation Committee Kevin S. Bloomfield Robert W. Conner Gregory W. Feldmann, Chair Lanny A. Kyle, O.D. Jacob A. Lutz, III E. Warren Matthews CEO PAY RATIO The Company determined that the 2022 annual total compensation of the median compensated associate of all its associates, other than the CEO, as of December 31, 2022 was $48,399; the CEO’s 2022 annual total compensation was $1,259,829; and the ratio of these amounts was 26:1. The Company identified a new median associate for 2022 due to changes in the Company’s compensation program since 2021. To do this, we utilized the following methodology. As of December 31, 2022, the Company’s total population consisted of 671 associates, all of whom work in the United States. This population consisted of all of the Company’s full-time and part-time associates. To identify the median compensated associate, we used a consistently applied compensation measure defined as gross wages as reported on each associate’s 2022 Internal Revenue Service (“IRS”) Form W-2. We further annualized pay for those individuals not employed for a full year in 2022, but who were employed as of December 31, 2022. Once we identified our median compensated associate, we calculated the median compensated associate’s and our CEO’s 2022 annual total compensation in accordance with the requirements of the Summary Compensation Table. This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described above. The SEC rules for identifying the median compensated associate and calculating the pay ratio based on that associate’s annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios. 22

SUMMARY COMPENSATION TABLE

Fiscal 2020 – 2022

The table below reflects compensation received by each named executive officer.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards ($)	Non-equity Incentive Plan Compensation[2] ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation[3] ($)	Total ($)
Litz H. Van Dyke	2022	$612,513	—	$232,042	—	$369,000	—	$ 46,274	$1,259,829
Chief Executive Officer of the Company and the Bank	2021	$593,000	—	—	—	$296,500[4]	—	$ 44,834	$ 934,334
	2020	$590,346	—	—	—	$ 80,005	—	$115,391	$ 785,742
Bradford N. Langs	2022	$480,628	—	$102,378	—	$247,500	—	$ 42,713	$ 873,219
President and Chief Strategy Officer of the Bank	2021	$370,000	—	—	—	$185,000[4]	—	$ 41,378	$ 596,378
	2020	$365,962	—	—	—	$ 44,403	—	$ 40,765	$ 451,130
Wendy S. Bell	2022	$373,320	—	$ 88,726	—	$187,500	—	$ 42,794	$ 692,340
Chief Financial Officer of the Company; Senior Executive Vice President and Chief Financial Officer of the Bank	2021	$360,000	—	—	—	$180,000[4]	—	$ 41,464	$ 581,464
	2020	$358,846	—	—	—	$ 43,206	—	$ 41,016	$ 443,068
Tony E. Kallsen	2022	$321,243	—	$ 88,726	—	$112,700	—	$ 36,049	$ 558,718
Senior Executive Vice President and Chief Credit Officer of the Bank	2021	$315,000	—	—	—	$110,250[4]	—	$ 40,334	$ 465,584
Matthew M. Speare	2022	$351,244	—	$ 88,726	—	$123,200	—	$ 36,486	$ 599,656
Senior Executive Vice President and Chief Operations Officer of the Bank	2021	$345,000	—	—	—	$120,750[4]	—	$ 35,479	$ 501,229
	2020	$343,846	—	—	—	$ 41,410	—	$ 35,040	$ 420,296

(1) Stock awards for 2022 consist of time-based restricted stock and performance-based unit awards granted under the Company's LTIP. The performance-based unit awards vest only if, and to the extent earned based on performance achievement over a three-year performance period ending December 31, 2024 and satisfaction of additional service requirements.

All stock and unit awards are reflected at their grant date fair value, as determined pursuant to Accounting Standards Codification Topic 718, Stock Compensation ("ASC 718"), based on the closing price of stock on the grant date. The amounts reflected for performance-based unit awards reflect the grant date assumption that we will achieve the required performance goals at target levels.

23

Proxy Statement

The following table provides the grant date fair value of performance-based unit awards granted during 2022 assuming stretch (or maximum) achievement:

Name	Stretch Payout ($)
Litz H. Van Dyke	$144,414
Bradford N. Langs	$ 63,712
Wendy S. Bell	$ 55,217
Tony E. Kallsen	$ 55,217
Matthew M. Speare	$ 55,217

(2) The amounts in this column for 2020, 2021 and 2022 reflect the bonus amounts earned for 2020, 2021 and 2022 performance under the annual incentive plan and include both the portion of the bonus paid in cash and the portion paid in shares of restricted stock that were granted in February 2021, 2022 and 2023. In each case, the cash portion and the portion paid in restricted shares of these bonus amounts were paid in the year following the year in which the performance criteria was achieved.

(3) The amount of compensation properly categorized in this column, including perquisites and other personal benefits that total more than $10,000, is listed in the table below for 2022 for each named executive officer.

Name	Medical	401(k) and Profit Sharing Plan Matching Contributions	Disability Insurance	Life Insurance Premiums	Car Allowance	Gross Ups Car Allowance	Total
Litz H. Van Dyke	$18,252	$12,200	$587	$3,054	$8,400	$3,781	$46,274
Bradford N. Langs	$18,252	$12,200	$587	$3,054	$6,000	$2,620	$42,713
Wendy S. Bell	$18,252	$12,200	$587	$3,054	$6,000	$2,701	$42,794
Tony E. Kallsen	$11,596	$12,200	$587	$3,054	$6,000	$2,612	$36,049
Matthew M. Speare	$12,033	$12,200	$587	$3,054	$6,000	$2,612	$36,486

(4) The amounts for 2021 have been updated from prior proxy statement disclosures that inadvertently excluded amounts surrendered to satisfy tax withholding obligations.

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The table below reflects information regarding the annual incentive plan opportunities and LTIP awards granted to the named executive officers during or for the year ended December 31, 2022.

Grants of Plan-Based Awards
Fiscal 2022

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[(1)]			Estimated Possible Payouts Under Equity Incentive Plan Awards[(2)]			All Other Stock Awards: Number of Shares of Stock or Units[(3)]	Grant Date Fair Value of Stock and Option Awards[(4)]
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	($)
Litz H. Van Dyke									
Annual Incentive Plan	N/A	—	—	$369,000	—	—	—	—	—
Time-Based Restricted Stock	3/7/2022	—	—	—	—	—	—	6,373	$100,757
Performance Units	3/7/2022	—	—	—	2,213	8,304	9,134	—	$131,285
Bradford N. Langs									
Annual Incentive Plan	N/A	—	—	$247,500	—	—	—	—	—
Time-Based Restricted Stock	3/7/2022	—	—	—	—	—	—	2,812	$ 44,458
Performance Units	3/7/2022	—	—	—	976	3,664	4,030	—	$ 57,920
Wendy S. Bell									
Annual Incentive Plan	N/A	—	—	$187,500	—	—	—	—	—
Time-Based Restricted Stock	3/7/2022	—	—	—	—	—	—	2,437	$ 38,529
Performance Units	3/7/2022	—	—	—	846	3,176	3,493	—	$ 50,197
Tony E. Kallsen									
Annual Incentive Plan	N/A	—	—	$112,700	—	—	—	—	—
Time-Based Restricted Stock	3/7/2022	—	—	—	—	—	—	2,437	$ 38,529
Performance Units	3/7/2022	—	—	—	846	3,176	3,493	—	$ 50,197
Matthew M. Speare									
Annual Incentive Plan	N/A	—	—	$123,200	—	—	—	—	—
Time-Based Restricted Stock	3/7/2022	—	—	—	—	—	—	2,437	$ 38,529
Performance Units	3/7/2022	—	—	—	846	3,176	3,493	—	$ 50,197

(1) Reflects the maximum bonus that each named executive officer could earn for 2022 performance under the annual incentive plan. The annual incentive plan does not have threshold or target performance levels. The actual amounts earned by the named executive officers for 2022 performance under this plan, which were paid partly in cash and partly in shares of restricted stock with a three-year vesting period, are reported as "Non-Equity Incentive Plan Compensation" for 2022 in the Summary Compensation Table.

(2) Amounts reflected in these columns represent the number of PUs granted to our named executive officers during 2022 under the LTIP, pursuant to which our named executive officers could earn from 0% to 110% in the target number of PUs, based on the achievement over a three-year performance period ending December 31, 2024 of ROAA, core efficiency ratio and the non-performing assets ratio for the Company compared to a peer group. Any PUs earned based on the achievement with respect to such goals will vest on the payment date, which is within 70 days following December 31, 2024 and be paid in shares of the Company's common stock.

(3) Amounts reflected in this column represent the number of time-vesting shares of restricted stock that were granted to each of our named executive officers during 2022 under the LTIP.

(4) Amounts reflected in this column represent the grant date fair value of awards of restricted stock and PUs granted to each of our named executive officers, calculated in accordance with ASC Topic 718. The amounts shown for the PUs are based on the probable outcome of such awards on the grant date, which was achievement at the target level.

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Proxy Statement

Outstanding Equity Awards at Fiscal 2022 Year-End

The table below reflects certain information regarding restricted stock awards held by each named executive officer as of December 31, 2022. None of the named executive officers held any other equity awards as of December 31, 2022.

Stock Awards

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Litz H. Van Dyke	2/20/20[1]	1,016	$16,855	—	—
	2/19/21[1]	1,612	$26,743	—	—
	2/17/22[1]	4,253	$70,557	—	—
	3/7/22[2]	—	—	6,373	$105,728
	3/7/22[3]	—	—	8,304	$137,763
Bradford N. Langs	2/20/20[1]	598	$ 9,921	—	—
	2/19/21[1]	895	$14,848	—	—
	2/17/22[1]	2,680	$44,461	—	—
	3/7/22[2]	—	—	2,812	$ 46,651
	3/7/22[3]	—	—	3,664	$ 60,786
Wendy S. Bell	2/20/20[1]	624	$10,352	—	—
	2/19/21[1]	871	$14,450	—	—
	2/17/22[1]	2,591	$42,985	—	—
	3/7/22[2]	—	—	2,437	$ 40,430
	3/7/22[3]	—	—	3,176	$ 52,690
Tony E. Kallsen	2/20/20[1]	381	$ 6,321	—	—
	2/19/21[1]	762	$12,642	—	—
	2/17/22[1]	1,570	$26,046	—	—
	3/7/22[2]	—	—	2,437	$ 40,430
	3/7/22[3]	—	—	3,176	$ 52,690
Matthew M. Speare	2/20/20[1]	419	$ 6,951	—	—
	2/19/21[1]	835	$13,853	—	—
	2/17/22[1]	1,775	$29,447	—	—
	3/7/22[2]	—	—	2,437	$ 40,430
	3/7/22[3]	—	—	3,176	$ 52,690

(1) These awards of restricted stock were granted pursuant to the Equity Plan. The restricted stock vests in equal 1/3 installments on the first, second and third anniversaries of the grant date, subject to accelerated vesting under certain circumstances.

(2) These awards of restricted stock were granted pursuant to the LTIP and the Equity Plan. The restricted stock has a five-year cliff vesting, with all shares vesting on March 7, 2027.

(3) These PU awards vest on the payment date, which is within 70 days following December 31, 2024 to the extent earned based on performance achievement over a three-year performance period ending December 31, 2024 and satisfaction of additional service requirements. The amounts reported are based on achieving the target level of performance.

(4) The amounts in this column represent the aggregate fair market value of the restricted stock and PU awards, as applicable, as of December 31, 2022, based on the closing price of the Company's stock on December 30, 2022, which was the last business day of the year. The closing price of the Company's common stock was $16.59 on that date.

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Option Exercises and Stock Vested
Fiscal 2022

The table below reflects information regarding restricted stock awards held by each named executive officer that vested during 2022. None of the named executive officers held any stock options during 2022.

	Stock Awards	
Name	Number of shares acquired on vesting (#)[1]	Value realized on vesting ($)[2]
Litz H. Van Dyke	4,865	$79,161
Bradford N. Langs	2,949	$47,982
Wendy S. Bell	2,961	$48,185
Tony E. Kallsen	1,937	$31,533
Matthew M. Speare	2,088	$34,008

(1) The number of shares acquired on vesting represents the gross number of shares of the Company's common stock that vested, without taking into account any shares withheld to satisfy applicable tax obligations.

(2) The value realized on vesting for restricted stock is the market value based on the closing price of the Company's common stock on the vesting date multiplied by the gross number of shares that vested.

401(k) and Profit-Sharing Plan

The 401(k) and Profit-Sharing Plan covers all associates that have been employed for one month (six months for profit-sharing), have reached the age of 20-1/2 and have reached an entry date provided under the plan. Persons who have reached the age of 62 are fully vested regardless of length of service. Elective deferrals and safe harbor matching contributions are 100% vested. Profit- sharing contributions and non-safe harbor matching contributions are subject to the below vesting schedule and certain other requirements set forth in the plan. For eligibility and vesting purposes, associates receive credit for previous employment with any of the Merged Banks, the Mortgage Company of Virginia, Bank Services of Virginia, Inc. and Bank Services Insurance, Inc. Vesting is based on the number of years of service, with a year being any year an associate works a minimum of 1,000 hours.

The vesting schedule is as follows:

Years of Service	Vested Percentage	Forfeitable Percentage
1	0%	100%
2	20%	80%
3	40%	60%
4	60%	40%
5	100%	0%

Each year the Board determines what amount, if any, is to be allocated as a profit-sharing contribution to the plan. A profit-sharing contribution is made in the year following the year to which it relates. These profit-sharing contributions to the plan were $2.0 million in 2022, $1.8 million in 2021, and $1.0 million in 2020.

The 401(k) and Profit-Sharing Plan also includes a company match based upon an associate's elective deferral. This elective deferral is subject to dollar limits announced annually by the IRS. Elective deferrals are currently matched with a safe-harbor match equal to 100% of the first 3% deferred and 50% of the next 2%, producing a maximum 4% match. Expense for this deferral match was $1.3 million, $1.3 million and $1.2 million for the years ended December 31, 2022, 2021 and 2020 respectively. Each of the named executive officers participates in the 401(k) and Profit-Sharing Plan except that, beginning in 2020, the named executive officers are excluded from participation in the profit-sharing contribution.

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Proxy Statement

Nonqualified Deferred Compensation Plan

In December 2020, the Bank adopted an unfunded, nonqualified deferred compensation plan, called the Nonqualified Deferred Compensation Plan, to provide key associates of the Bank, including all of the Company's named executive officers (beginning after the date of adoption) the opportunity to defer to a later year on a pre-tax basis certain compensation without being subject to the dollar limits that apply to these associates under the Bank's 401(k) and Profit-Sharing Plan. This plan allows participants whose maximum retirement contribution is limited by IRS rules to defer additional compensation. Participants in the plan are eligible to defer (on a pre-tax basis) up to 100% of their eligible plan compensation. The compensation and fees (and related earnings) deferred under this plan are held in a grantor trust until paid to the participants and are 100% vested, but remain subject to the claims of the creditors of the Bank and Company until paid to the participants. Benefits under the Nonqualified Deferred Compensation Plan are paid upon the later of reaching age 62 or separation from service in either a lump sum or annual installments of 5, 10 or 15 years, in each case as elected by the participant and subject to a mandatory six-month delay for certain participants. Two named executive officers participated in the Nonqualified Deferred Compensation Plan in 2022; however Mr. Kallsen did not make any deferrals under the plan in 2022.

Nonqualified Deferred Compensation for 2022

Name	Executive Contributions in Last FY[(1)] ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY[(2)] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE[(3)] ($)
Litz H. Van Dyke	—	—	—	—	—
Bradford N. Langs	—	—	—	—	—
Wendy S. Bell	$134,954	—	$(7,029)	—	$213,073
Tony E. Kallsen	—	—	$(4,064)	—	$ 22,032
Matthew M. Speare	—	—	—	—	—

(1) Reflects salary deferred under the Nonqualified Deferred Compensation Plan. These amounts are included as 2022 "salary" in the Summary Compensation Table. Ms. Bell and Mr. Kallsen were the only named executive officers who participated in this plan in 2022.

(2) Aggregate losses attributed to participants under the Nonqualified Deferred Compensation Plan are actual returns based on their investment elections under the plan.

(3) Of the amounts in this column, $79,574 and $25,200 were previously reported as compensation to Ms. Bell and Mr. Kallsen, respectively, in a Summary Compensation Table for years prior to 2022.

Potential Payments upon Termination or Change of Control

The following table shows the estimated payments to or benefits that would have been received by each of the named executive officers upon the following termination events or upon a change of control of the Company, in each case assuming that each termination event or the change of control occurred on December 31, 2022, and assuming a stock price of $16.59 which was the closing stock price of the Company's common stock on December 30, 2022, the last business day of the year. The amounts reflected in the following table are estimates, as the actual amounts that would have been paid to or received by a named executive officer can only be determined at the time of termination or change of control.

The following table reports only amounts that are increased, accelerated or otherwise paid or payable as a result of the applicable termination or change of control event and, as a result, excludes amounts accrued through December 31, 2022, such as accrued but unpaid salary and annual bonus compensation amounts for completed performance periods and vested account balances under the 401(k) and Profit Sharing Plan, Nonqualified Deferred Compensation Plan and other plans. The Nonqualified Deferred Compensation Plan provides that all amounts will be paid upon the later of reaching age 62 or separation from service, subject to a mandatory six-month delay for certain participants. The terms of the Nonqualified Deferred Compensation Plan are discussed in further detail under "Nonqualified Deferred Compensation Plan," and the "Nonqualified Deferred Compensation Plan for 2022" table sets forth the vested account balances of the named executive

28

officer participants. The table also excludes any amounts that are available generally to all salaried associates and in a manner that does not discriminate in favor of the Company's executive officers.

Payments and Benefits	Death	Termination Due to Incapacity	Termination Without Cause or for Good Reason Not in Connection with Change of Control(1)(2)	Termination Without Cause or for Good Reason within 2 Years Following a Change of Control(3)(4)(5)(6)	Termination For Cause or Without Good Reason	Change of Control with no Related Termination of Employment
Litz H. Van Dyke						
Cash Severance	$ —	$ —	$922,500	$2,207,850	$ —	$ —
Equity Vesting(7)	177,697	177,697	—	17,621	—	160,076
Health Care Coverage	—	—	27,378	27,378	—	—
Total	**$177,697**	**$177,697**	**$949,878**	**$2,252,849**	**$ —**	**$160,076**
Bradford N. Langs						
Cash Severance	$ —	$ —	$495,000	$1,237,500	$ —	$ —
Equity Vesting(7)	97,267	97,267	—	7,775	—	89,492
Health Care Coverage	—	—	18,252	27,378	—	—
Total	**$ 97,267**	**$ 97,267**	**$513,252**	**$1,272,653**	**$ —**	**$ 89,492**
Wendy S. Bell						
Cash Severance	$ —	$ —	$375,000	$ 937,500	$ —	$ —
Equity Vesting(7)	92,088	92,088	—	6,738	—	85,350
Health Care Coverage	—	—	18,252	27,378	—	—
Total	**$ 92,088**	**$ 92,088**	**$393,252**	**$ 971,616**	**$ —**	**$ 85,350**
Tony E. Kallsen						
Cash Severance	$ —	$ —	$ —	$ 405,181	$ —	$ —
Equity Vesting(7)	69,310	69,310	—	6,738	—	62,572
Health Care Coverage	—	—	—	11,596	—	—
Total	**$ 69,310**	**$ 69,310**	**$ —**	**$ 423,515**	**$ —**	**$ 62,572**
Matthew M. Speare						
Cash Severance	$ —	$ —	$352,000	$ 827,200	$ —	$ —
Equity Vesting(7)	74,552	74,552	—	6,738	—	67,814
Health Care Coverage	—	—	12,033	18,050	—	—
Total	**$ 74,552**	**$ 74,552**	**$364,033**	**$ 851,988**	**$ —**	**$ 67,814**

(1) Under his employment agreement, if Mr. Van Dyke resigns for Good Reason or his employment is terminated without cause not in connection with a change of control, Mr. Van Dyke will be entitled to receive monthly severance payments equal to one-twelfth of his annual base salary for 18 months and continued associate health insurance coverage for 18 months. Payment of these severance benefits is subject to receipt by the Company of a signed release and waiver of claims and satisfaction of other requirements, conditions, and limitations set forth in Mr. Van Dyke's employment agreement, including covenants regarding confidentiality, non-competition, non-piracy and non-solicitation.

(2) For each named executive officer other than Messrs. Van Dyke and Kallsen, under his or her employment agreement, if the named executive officer resigns for Good Reason or his or her employment is terminated without cause not in connection with a change of control, the named executive officer will be entitled to receive monthly severance payments equal to one-twelfth of his or her annual base salary for 12 months and continued associate health insurance coverage for 12 months. Payment of these severance benefits is subject to receipt by the Company of a signed release and waiver of claims and satisfaction of other requirements, conditions, and limitations set forth in the employment agreement, including covenants regarding confidentiality, non-competition, non-piracy and non-solicitation.

(3) Under his employment agreement, if Mr. Van Dyke resigns for Good Reason or his employment is terminated without cause within two years after a change of control Mr. Van Dyke will be entitled to receive a lump sum severance payment equal to 2.99 times his annual base salary, continued associate health insurance coverage for 18 months and a lump sum payment equal to Mr. Van Dyke's highest annual bonus earned from the Company for the three years prior to termination. Payment of these severance benefits is

Proxy Statement

29

subject to receipt by the Company of a signed release and waiver of claims and satisfaction of other requirements, conditions, and limitations set forth in Mr. Van Dyke’s employment agreement, including covenants regarding confidentiality, non-competition, non-piracy and non-solicitation. (4) Under his change of control severance agreement, if Mr. Kallsen resigns for Good Reason or his employment is terminated without cause within two years after a change of control and Mr. Kallsen executes and delivers to the Company a signed release and waiver of claims, he will be entitled to receive monthly severance payments for 12 months in an aggregate amount equal to his annual base salary plus his average annual bonus payable from the Company for the three years prior to termination, and a lump sum payment equal to continued associate health insurance coverage for 12 months. Payment of these severance benefits is subject to satisfaction of other requirements, conditions, and limitations set forth in Mr. Kallsen’s change of control severance agreement, including covenants regarding confidentiality, non-competition, non-piracy and non-solicitation. (5) For each named executive officer other than Messrs. Van Dyke and Kallsen, under his or her employment agreement, if the named executive officer resigns for Good Reason or his or her employment is terminated without cause within two years after a change of control, the named executive officer will be entitled to receive to receive a lump sum severance payment equal to two times his or her annual base salary, continued associate health insurance coverage for 18 months and a lump sum payment equal to the named executive officer’s highest annual bonus earned from the Company for the three years prior to termination. Payment of these severance benefits is subject to receipt by the Company of a signed release and waiver of claims and satisfaction of other requirements, conditions, and limitations set forth in the employment agreement, including covenants regarding confidentiality, non-competition, non-piracy and non-solicitation. (6) Each named executive officer’s employment agreement or change of control severance agreement provides for change of control benefits on a “best net” approach, under which the named executive officer’s change of control benefits will be reduced to avoid the golden parachute excise tax under Section 280G of the Internal Revenue Code unless without such a reduction the named executive officer would receive more after-tax compensation than with a reduction. The amounts shown in this column do not reflect any reductions that might be made pursuant to these provisions. (7) All then unvested restricted stock other than restricted stock granted under the LTIP (“non-LTIP restricted stock”) becomes fully vested upon a change of control of the Company or the Bank, as applicable, or upon termination of the named executive officer’s employment due to (a) death or (b) disability. In the event of termination of the named executive officer’s employment for good reason or without cause, all then unvested non-LTIP restricted stock would be forfeited in the absence of the Nominating and Compensation Committee’s exercise of discretion to waive such forfeiture. In the event of termination of the named executive officer’s employment for any other reason, including retirement, all then unvested non-LTIP restricted stock would be forfeited. A pro-rata portion (based on the number of months employed during the period of restriction) of the restricted stock granted under the LTIP (“LTIP restricted stock”) becomes vested upon termination of the named executive officer’s employment due to (a) death, (b) disability, or (c) for good reason or without cause within 2 years following a change of control of the Company or the Bank, as applicable. In the event of termination of the named executive officer’s employment for any other reason, all then unvested LTIP restricted stock would be forfeited in the absence of the Nominating and Compensation Committee’s exercise of discretion to waive such forfeiture. A pro-rata portion (based on the number of months employed during the performance period) of the performance units becomes vested (to the extent the applicable performance goals are met) upon a change of control of the Company or the Bank, as applicable, or upon termination of the named executive officer’s employment due to (a) death or (b) disability. Performance is measured as of the end of the quarter immediately preceding the date of the change of control or termination, as applicable. In the event of termination of the named executive officer’s employment for any other reason, all then unvested LTIP restricted shares would be forfeited in the absence of the Nominating and Compensation Committee’s exercise of discretion to waive such forfeiture. 30

PAY VERSUS PERFORMANCE

The following table presents certain information regarding compensation paid to the Company's CEO and other NEOs, and certain measures of financial performance, for the three years ended December 31, 2022. The amounts shown below are calculated in accordance with Item 402(v) of Regulation S-K:

					Value of Initial Fixed $100 Investment Based on:			
Year	Summary Compensation Table Total for CEO[1]	Compensation Actually Paid ("CAP") to CEO[2]	Average Summary Compensation Table Total for Non-CEO Named Executive Officers[3]	Average Compensation Actually Paid to Non-CEO Named Executive Officers[4]	Total Share holder Return ("TSR")	Peer Group Total Share holder Return[5]	Net Income (Loss) (in thousands)	Earnings (Loss) per Share ("EPS")
2022	$1,259,829	$1,255,996	$680,983	$681,963	$70.44	$ 98.38	$ 50,118	$ 2.03
2021	$ 934,334	$ 890,964	$536,164	$515,917	$65.35	$118.61	$ 31,590	$ 1.19
2020	$ 785,742	$ 755,842	$405,951	$387,559	$45.52	$ 87.24	$(45,858)	$(1.74)

(1) The dollar amounts reported in this column are the amounts of total compensation reported for Mr. Van Dyke for each corresponding year in the "Total" column of the Summary Compensation Table ("SCT").

(2) The dollar amounts reported in this column represent the amount of CAP to our CEO, Litz Van Dyke, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Van Dyke during the applicable year. To calculate CAP to Mr. Van Dyke, for each of the years shown, the following amounts were deducted from and added to SCT total compensation.

CEO SCT Total to CAP Reconciliation:

Year	SCT Total	Deductions from SCT Total[a]	Additions to SCT Total[b]	CAP
2022	$1,259,829	$353,812	$349,979	$1,255,996
2021	$ 934,334	$ 97,847	$ 54,477	$ 890,964
2020	$ 785,742	$ 26,405	$ (3,495)	$ 755,842

(a) The dollar amounts reported in this column include $232,042 in the "Stock Awards" column of the SCT, as well as, $121,770 in the "Non-equity Incentive Plan Compensation" column of the SCT for 2022, $97,847 and $26,405 in the "Non-equity Incentive Plan Compensation" column of the SCT for 2021 and 2020, respectively, reflecting the portion of the bonus amounts earned for 2022, 2021 and 2020 performance under the annual incentive plan that was paid in shares of restricted stock granted in February 2023, 2022 and 2021.

(b) The equity component of CAP for each fiscal year is further detailed in the supplemental table below.

CEO Equity Component of CAP:

Year	Fair Value of Equity Awards Granted in the Year and Outstanding and Unvested as of Year End	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years and Outstanding and Unvested as of Year End	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that were Forfeited in the Year	Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2022	$314,049	$ 3,154	$29,672	$ 3,104	$ —	$ —	$349,979
2021	$ 37,213	$ 15,056	$ —	$ 2,208	$ —	$ —	$ 54,477
2020	$ 32,653	$(31,018)	$ —	$(5,130)	$ —	$ —	$ (3,495)

(3) The dollar amounts reported in this column represent the average of the amounts reported for the Company's non-CEO named executive officers ("Non-CEO NEOs") as a group in the "Total" column of the SCT in each applicable year. The names of the Non-CEO NEOs included for purposes of calculating the average amounts in each applicable year are as follows: for 2022 and 2021: Bradford N. Langs, Wendy S. Bell, Tony E. Kallsen and Matthew M. Speare; and for 2020, Bradford N. Langs, Wendy S. Bell, Phyllis Q. Karavatakis and Matthew M. Speare.

31

Proxy Statement

(4) The dollar amounts reported in this column represent the average amount of CAP to the Non-CEO NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the Non-CEO NEOs during the applicable year. To calculate CAP to our Non-CEO NEOs for each of the years shown, the following amounts were deducted from and added to SCT total compensation.

Average Non-CEO NEOs SCT Total to CAP Reconciliation:

Year	SCT Total	Deductions from SCT Total[(a)]	Additions to SCT Total[(b)]	CAP
2022	$680,983	$149,334	$150,314	$681,963
2021	$536,164	$ 49,176	$ 28,929	$515,917
2020	$405,951	$ 10,647	$ (7,745)	$387,559

(a) The dollar amounts reported in this column include the average of $92,139 in the "Stock Awards" column of the SCT, as well as, $57,195 in the "Non- equity Incentive Plan Compensation" column of the SCT for 2022, and includes an average of $49,176 and $10,647 in the "Non-equity Incentive Plan Compensation" column of the SCT for 2021 and 2020, respectively, reflecting the portion of the bonus amounts earned for 2022, 2021 and 2020 performance under the annual incentive plan that was paid in shares of restricted stock granted in February 2023, 2022 and 2021.

(b) The equity component of CAP for each fiscal year is further detailed in the supplemental table below.

Average Non-CEO NEOs Equity Component of CAP:

Year	Fair Value of Equity Awards Granted in the Year and Outstanding and Unvested as of Year End	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years and Outstanding and Unvested as of Year End	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that were Forfeited in the Year	Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2022	$132,434	$ 1,616	$14,647	$ 1,617	$ —	$ —	$150,314
2021	$ 19,403	$ 7,731	$ —	$ 1,795	$ —	$ —	$ 28,929
2020	$ 17,964	$(20,511)	$ —	$(5,198)	$ —	$ —	$ (7,745)

(5) Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the S&P BMI U.S. Banks Index.

Tabular List of Financial Performance Measures

The Company considers the following to be the most important financial performance measures it uses to link CAP to its NEOs, for 2022, to Company performance. These financial measures are used by the Nominating and Compensation Committee to link executive compensation to Company performance for the 2022 performance year.

Most Important Financial Performance Measures

- Earnings per Share
- Return on Average Assets
- Return on Average Equity
- Efficiency Ratio
- Nonperforming Assets to Average Assets Ratio

Relationship between Financial Performance Measures and Executive Compensation

Compensation Actually Paid and Cumulative TSR: The graph below illustrates the relationship between the CAP of our CEO and the average CAP of our non-CEO NEOs over the last three years and the Company's TSR performance, as well as TSR relative to the S&P BMI U.S. Banks Index. This illustrates that, from 2020

32

to 2021 and 2021 to 2022, the CAP of our CEO and the average CAP of our non-CEO NEOs is generally aligned with the Company’s cumulative TSR. Compensation Actually Paid vs. TSR Performance $1,400,000 $1,200,000 $1,000,000 $1,255,996 $140.00 $120.00 $800,000 $600,000 $400,000 $200,000 $100.00 $80.00 $60.00 $— 2020 2021 2022 $40.00 CEO CAP Average Non-CEO NEO CAP CARE TSR S&P BMI U.S. Banks Index TSR $118.61 $755,842 $681,963 $515,917 $387,559 $70.44 $45.52 $87.24 $65.35 $890,964 $98.38 TotalShareholderR eturn ($100 Investm ent) C om pe ns at io n A ct ua lly Pa id Compensation Actually Paid and Net Income: The graph below illustrates the relationship between the CAP of our CEO and the average CAP of our non-CEO NEOs over the last three years and the Company’s net income. This illustrates that, from 2020 to 2021 and 2021 to 2022, the CAP of our CEO and the average CAP of our non-CEO NEOs is generally aligned with the Company’s net income. Compensation Actually Paid vs. Net Income (Loss) $1,400,000 $1,200,000 $50,000 $1,000,000 $25,000 $800,000 $— $600,000 $400,000 $200,000 $(25,000) $— 2020 2021 2022 $(50,000) CEO CAP Average Non-CEO NEO CAP Net Income $50,118 $1,255,996 $31,590 $890,964 $755,842 $681,963 $515,917 $387,559 $(45,858) N etIncom e (Loss)(in thousands)C om pe ns at io n A ct ua lly Pa id Compensation Actually Paid and Earnings per Share: The graph below illustrates the relationship between the CAP of our CEO and the average CAP of our non-CEO NEOs over the last three years and the Company’s earnings (loss) per share. This illustrates that, from 2020 to 2021 and 2021 to 2022, the CAP of our CEO and the average CAP of our non-CEO NEOs is generally aligned with the Company’s earnings (loss) per share. 33 Proxy Statem ent

Compensation Actually Paid vs. Earnings (Loss) per Share



Compensation Actually Paid
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$—
$755,842
$387,559
$(1.74)
$890,964
$515,917
$1.19
$1,255,996
$681,963
$2.03
2020
2021
2022
$2.40
$1.20
$—
$(1.20)
$(2.40)
Earnings (Loss) per Share
CEO CAP
Average Non-CEO NEO CAP
EPS

34

DIRECTOR COMPENSATION

The Nominating and Compensation Committee reviews and recommends to the Board for approval the compensation of the Company's non-employee Directors. For 2022 non-employee Director compensation, the Nominating and Compensation Committee recommended the fees to be paid to non-employee Directors based in part on advice of the Committee's independent compensation consultant, Pearl Meyer, which annually conducts an external market study using the same peer group identified above for executive compensation determinations to assess the competitiveness of current pay for our non-employee Directors. As with the executive compensation program, the Nominating and Compensation Committee considers the peer data to ensure that the Company's non-employee Director compensation is competitive and close to the median of market practices of the peer companies.

Based in part on the recommendations of Pearl Meyer, effective January 1, 2020, the Nominating and Compensation Committee recommended and the Board approved a change in non-employee Director compensation. Non-employee Directors do not receive per-meeting fees and instead receive an annual cash retainer, payable monthly, and an annual stock retainer in the form of an annual award of time-based restricted stock under the Equity Plan. In 2022, the Chairman of the Board received an annual cash retainer in the amount of $71,800, each committee chair received an annual cash retainer in the amount of $45,800, and each other non-employee Director received an annual cash retainer in the amount of $38,800. The annual stock retainer for each Director is paid in the form of restricted stock, is based on the closing price of the Company's stock on the grant date, and has a one-year vest date. The restricted stock grants for 2022 were approved in an amount $30,000 per then-serving Director based on the closing price of the Company's stock.

In November 2022, based in part on the recommendations of Pearl Meyer, the Nominating and Compensation Committee recommended and the Board approved no change to the non-employee Directors' compensation for 2023.

In December 2020, the Bank adopted an unfunded, nonqualified deferred compensation plan, called the Nonqualified Deferred Compensation Plan, that provides the Bank's non-employee Directors (beginning in January 2022) the opportunity to defer to a later year on a pre-tax basis certain director fees. None of the Company's non-employee Directors elected to participate in the Nonqualified Deferred Compensation Plan for 2022.

Director Compensation Table
Fiscal 2022

The following table provides compensation information for the year ended December 31, 2022 for each non-employee member who served on of the Board in 2022.

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)[3]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Michael R. Bird	$45,933	$30,007	—	—	—	—	$ 75,940
Kevin S. Bloomfield	$38,500	$30,007	—	—	—	—	$ 68,507
Robert M. Bolton	$38,500	$30,007	—	—	—	—	$ 68,507
Robert W. Conner	$45,933	$30,007	—	—	—	—	$ 75,940
Gregory W. Feldmann	$51,767	$30,007	—	—	—	—	$ 81,774
James W. Haskins	$70,167	$30,007	—	—	—	—	$100,174
Lanny A. Kyle, O.D.	$38,500	$30,007	—	—	—	—	$ 68,507
Jacob A. Lutz, III[2]	$32,333	$ —	—	—	—	—	$ 32,333
E. Warren Matthews	$45,933	$30,007	—	—	—	—	$ 75,940
Catharine L. Midkiff	$38,500	$30,007	—	—	—	—	$ 68,507
Curtis E. Stephens[2]	$32,333	$ —	—	—	—	—	$ 32,333
Elizabeth L. Walsh	$38,500	$30,007	—	—	—	—	$ 68,507

35

Proxy Statement

(1) Litz Van Dyke, Chief Executive Officer, and Phyllis Q. Karavatakis, Vice Chairman of the Board and Senior Executive Vice President, Special Projects Executive, are not included in this table because they are officers of the Company or Bank and did not receive separate compensation for service as a Director of the Company. The compensation received by Mr. Van Dyke as an officer of the Company and the Bank in 2022 is included in the Summary Compensation Table. The compensation received by Ms. Karavatakis as an officer of the Bank in 2022 is not disclosed because she is not a named executive officer for the year ended 2022. (2) Jacob A. Lutz, III and Curtis E. Stephens became members of the Board of Directors on March 23, 2022. (3) The amounts in this column reflect the grant date fair value of grants of restricted stock to each listed director on February 23, 2022, under the Equity Plan, calculated in accordance with ASC Topic 718, based on the closing price of the Company’s common stock on the grant date. As of December 31, 2022, each of the non-employee Directors, with the exception of Messrs. Lutz and Stephens, held 1,850 shares of restricted stock. ENVIRONMENTAL, SOCIAL AND GOVERNANCE (“ESG”) INITIATIVES As investor interest in environmental, social and governance matters grows, the Company is responding by integrating environmental and social considerations into its policies and public disclosures. The Company has always been, and remains, committed to maintaining the highest standards of business conduct and governance, which we believe are essential to running our business effectively, serving our customers and communities, creating long-term value for our shareholders, and maintaining our integrity in the marketplace. We believe that we have in place and are continuing to develop appropriate responses to these evolving expectations. Environmental and social matters are addressed below. Governance matters are addressed under the section titled “Corporate Governance”. Environmental Matters The Company is committed to conserving natural resources and maintaining a clean and safe environment, and is a founding member of the Eco Ambassador Council. The goal of the Eco Ambassador Council is to provide opportunities for regional businesses to pool resources and engage in shared initiatives for the benefit of our communities, our stakeholders, and the economy. During 2022, the Council added an additional member, held a ribbon cutting at the site of the Mayo River State Park, completed improvements to I.C. DeHart Park’s mountain biking trails, and voted on the next slate of projects. These projects include the creation of two miles of trails at a local community college, extending access to a fitness trail near a community lake, rehabilitation of a worn nature trail access located in a low-income community, and creation of an outdoor learning space for elementary students. The Company also formed an Internal Green Team in 2021 that is coordinated by associates who want to implement more environmentally friendly programs within our internal community as well as communities within the Company’s footprint. The programs listed below are initiatives the Internal Green Team is currently undertaking: • Quarterly shred days that take place throughout the Company’s footprint • Recycle guide explaining proper ways to recycle • Waste reduction in Company buildings • Provided healthy drinking water supplied by new filtered water coolers • Reusable cups to accompany the new water coolers • Promoted Earth Day by engaging associates with fun Earth Day inspired activities Since 2019, the Company, has been replacing certain light fixtures with energy efficient light-emitting diode (“LED”) lights with a goal of reducing utility expenses and environmental impact. The Company intends to continue to pursue and refine this project. Over the past four years, the Company has completed LED retrofits in over 60 buildings which now have full LED replacements. In conjunction with reducing our bank footprint and the energy efficiency upgrades, the Company has been able to reduce our utility expense by nearly 37% since 2018. The Company has also been actively updating heating, ventilating and air conditioning (“HVAC”) units at all facilities where units were past their useful lifespan and used R22 refrigerant. These units are being replaced by more energy efficient and environmentally friendly units that use 410A refrigerant. As 36 the Company updates HVAC units, thermostat controls are also being replaced with programmable thermostats that help to maintain consistent temperatures. Air purifiers have also been added to each system to reduce pathogens and other airborne particles and increase direct air flow. The Company has not formally adopted any measurement goals or standards, but is actively researching various ESG frameworks. The Company’s facilities department has been actively focusing on the following environmental impacts as buildings are remodeled and through updated operations and maintenance procedures: • Energy efficiencies through LEDs, HVACs, roofs, insulation, and Low-E glass • Water usage reduction • Healthy indoor air quality • Healthy building materials • Native plants and pollinator friendly plants, erosion control, and storm water control landscaping • Environmentally friendly cleaning products • Efficiencies in purchasing • Waste reduction, including through recycling • Effective preventative maintenance procedures • Pro-active engineering reviews • Donating furniture and supplies that are no longer used Social Matters The Company remains committed to the health and well-being of the communities it serves, its associates, its partners, and other stakeholders. The Company has appointed an ESG Coordinator and has established an ESG Working Group to focus on, and measure the impact of the Company’s ESG programs and initiatives. There are a number of programs and initiatives in place that we believe provide positive social benefit and impact to our communities. Volunteer Service • Associates serve their communities in a number of capacities, including: ◦ Serving as board and committee representatives for social and environmental impact nonprofits and local government boards ◦ Providing technical and consulting assistance for nonprofit and small business capacity building and with respect to grant access for affordable housing grants ◦ Providing hands on community assistance related to food security, disaster relief, financial literacy, youth and elder education, access to safe housing, and environmental action among others • We partner with leaders across our communities, including those in underrepresented communities, to offer and facilitate several series for financial capacity building Community Investments We: • Invest in affordable housing bonds, new market tax credits, and low income tax credits • Provide in-kind donation of furniture and fixtures to nonprofits and community members • Run multiple associate giving campaigns each year with United Way chapters throughout the Company’s footprint 37 Proxy Statem ent

• Regularly provide donation and sponsorship dollars to nonprofit initiatives throughout our communities with a particular focus on those that benefit people or places in low or moderate income areas, majority minority areas, and distressed or underserved areas Community Development Lending and Other Community Access to Credit We: • Provide access to grants through the Federal Home Loan Bank, including through the following programs: First Time Home Buyer Assistance, Community Partner, and Affordable Housing • Help to further community development goals across our footprint through loans that aide in revitalization and stabilization of distressed areas, job creation or retention, economic development, providing affordable housing, and disaster recovery • Originate small business and small farm loans Human Capital Management Our associates are the engine that drives our mission to be the preferred lifetime financial partner for the communities in which we are privileged to serve. Our core values of building lasting relationships, inclusivity, and optimism are key to building and maintaining a team-oriented environment with associates that are engaged in open communication to help each other serve, learn, and grow. We believe our investment in competitive compensation, health benefits, wellness programs, and a focus on healthy work-life integration allows our associates to provide a high level of professional service to our customers. At Carter Bankshares, Inc., caring is what we’ll always do best. Compensation, Benefits, and Wellness: Our compensation strategy includes the development of job descriptions that are reviewed annually. We use market-based compensation and benefits data to provide competitive salaries and benefits to our associates. We offer paid leave, health benefits, wellness programs, a 401(k) program with matching and employer contributions, equity awards for high performing associates, flexible spending accounts, and employee assistance programs to all eligible associates. We bring in external professionals who conduct wellness programs to help our associates remain focused on their health and wellness. Associate Performance and Development: The development and performance of our associates is centered on open dialogue that provides the associate with our expectations for their role and management the opportunity to understand associates’ career aspirations. Our performance review process uses core competencies and a standardized rating system to measure performance. Associates are provided the opportunity at the start of the review cycle to perform a self-assessment including comments on their performance. These self-assessments are available for leaders to review as they develop an associate’s overall performance rating. The performance review is used as a factor for the merit increase process. The Bank conducts a standard New Hire Orientation program that associates attend on their first day of employment, so new associates receive consistent information to jump start their new opportunity with the Bank. Associates also complete an average of 15 hours of regulatory and compliance training each year, in addition to training specific to their job duties and responsibilities. The Bank also develops and conducts programs to provide leaders with the tools and resources they need to develop their associates and build high-performing teams. Associates are given opportunities to attend webinars and enroll in outside classes to enrich their professional goals. Diversity, Equity, and Inclusion: We strive to promote inclusion through our core Company values and behaviors. We use various communication channels to develop an engaged workforce and create an inclusive workplace. In 2021, we created a Diversity, Equity, and Inclusion Council (the “DEI Council”) that is overseen by our CEO and directed by our Chief Human Resources Officer and our Regulatory Risk Management Director. The DEI Council consists of at least 10 associates from across our organization and is focused on collecting information, developing a roadmap, and presenting information to management to further the Bank’s efforts of identifying focus areas and recommending action plans to cultivate a culture that will attract and retain a diverse workforce. 38

Talent Acquisition and Retention: We focus on fairness and equitable approaches to create an environment where all of our associates can develop and thrive. Our efforts include ongoing reviews of our selection and hiring practices alongside a continued focus on pay analysis to offer our associates salaries based on their experience, knowledge, skills, abilities, and fit for a position’s duties and responsibilities. Our talent acquisition and retention program uses various external partners to reach a diverse population of candidates. We have developed training programs that prepare associates for their role and responsibilities. Our leaders identify and work with our Human Resources teams to promote associates when an opportunity is available. 39 Proxy Statem ent

2022 ESG Highlights: 40

CORPORATE GOVERNANCE Director Independence Under the Company’s Bylaws, a majority of the Board must be “Independent Directors”. All of the Company’s current Directors, other than the Chief Executive Officer, Mr. Van Dyke, the Vice Chairman of the Board and Senior Executive Vice President, Special Projects Executive, Ms. Karavatakis, and the Chairman of the Board, Mr. Haskins satisfy, and during 2022 satisfied, the director independence requirements of the Nasdaq listing standards and regulations of the SEC. In making this determination, the Board considered the Company’s and the Bank’s relationship with Mr. Lutz’s former law firm, Troutman Pepper described under “Related Person Transactions.” The Board determined that the relationship did not interfere with Mr. Lutz’s ability to exercise independent judgment as a director of the Company. Meetings and Committees of the Board of Directors Board of Directors. The Board meets regularly once a month. The Company’s Board held twelve regular meetings during 2022. During 2022, each member of the Board attended at least 75% of the aggregate of: (1) the Company’s Board meetings held during the period and (2) the number of meetings of all committees on which he or she served for the Company. The Company has not adopted a formal policy on Board members’ attendance at annual meetings of shareholders, although all Board members are encouraged to attend. All Directors of the Company attended the 2022 Annual Meeting of Shareholders on May 25, 2022. Audit Committee. The Company has created and designated a separate committee of its Board as the Audit Committee. The Audit Committee currently consists of four Directors. Current members of the Company’s Audit and Compliance Committee are Chairman Michael R. Bird, and Mr. E. Warren Matthews, Ms. Catharine L. Midkiff, and Ms. Elizabeth L. Walsh, each of whom is, and was during 2022, an Independent Director for this purpose according to Nasdaq listing standards and the regulations of the SEC. The Audit Committee engages the Company’s independent registered public accounting firm, monitors the Company’s financial reporting process and internal controls system, reviews and appraises the audit efforts of the Company’s external auditors and its internal audit function, and reports to the Board at least quarterly. The Audit Committee also provides oversight related to the internal audit function and the Chief Audit Executive. The Audit Committee met five times during 2022. The Audit Committee operates pursuant to a written charter, most recently approved by the Board on May 25, 2022. This charter is reviewed annually by the Audit Committee for changes to recommend to the Board for approval. The charter is available on the Company’s website at www.CBTCares.com under “Investor- Corporate Information — Governance Documents”. The Board has determined that Catharine L. Midkiff, Michael R. Bird and Elizabeth L. Walsh each qualify as an “audit committee financial expert” within the meaning of applicable regulations of the SEC, promulgated pursuant to the Sarbanes-Oxley Act of 2002. See Director biographies beginning on page 4 for additional detail on why these Directors qualify as “audit committee financial experts”. Nominating and Compensation Committee. The Company has created and designated a separate committee of its Board as the Nominating and Compensation Committee. The Nominating and Compensation Committee currently consists of six Directors. Current members of the Nominating and Compensation Committee are Chairman Gregory W. Feldmann, and Messrs. Kevin S. Bloomfield, Robert W. Conner, Lanny A. Kyle, O.D, Jacob A. Lutz, III and E. Warren Matthews, each of whom satisfies, and during 2022 satisfied, the independence requirements of the Nasdaq listing standards and the regulations of the SEC. The Nominating and Compensation Committee evaluates Director candidates and recommends to the Board nominees for election to the Board. The Board will consider recommendations to the Board from shareholders as appropriate. The Committee also administers the annual and long-term incentive plans discussed above along with the Equity Plan and grants equity awards under the plan. In addition to its compensation-related responsibilities, the Committee makes recommendations to the Board regarding individuals to be nominated to serve on the Board. Additional information regarding the compensation- related functions of the Committee is provided in the “Compensation Discussion & Analysis” section. The Nominating and Compensation Committee operates pursuant to a written charter, most recently approved by 41 Proxy Statem ent the Board on May 25, 2022. This charter is reviewed annually by the Nominating and Compensation Committee for changes to recommend to the Board for approval. A copy of this charter can be found on the Company’s website at www.CBTCares.com under “Investor- Corporate Information- Governance Documents”. The Nominating and Compensation Committee met 13 times during 2022. Director Qualifications and Nominations; Board Diversity Generally, nominees for Director are identified and suggested by the members of the Board or management using their business networks. The Board has not retained any executive search firms or other third parties to identify or evaluate Director candidates in the past and does not intend to in the near future. In evaluating candidates, the Nominating and Compensation Committee considers all factors it considers appropriate and consistent with the Company’s corporate governance policies. The Nominating and Compensation Committee may consider certain individual qualifications, including high level leadership experience in business activities, breadth of knowledge about issues affecting the Company, time available for meetings and consultation on Company matters, strength of character, mature judgment, independence of thought and an ability to work collegially. Although the Company has no formal policy regarding diversity, the Board recognizes the importance of diverse backgrounds and perspectives, and it values diversity on the Board. As a matter of practice in the evaluation of candidates, the Nominating and Compensation Committee and the Board consider the diversity of the Board, including as it relates to gender, race, ethnicity, career experience, relevant technical skills, industry knowledge and experience, financial expertise and local or community ties. The Nominating and Compensation Committee may also consider the extent to which a candidate would fill a present need on the Board. Each Committee of the Board conducts a self-assessment, managed by the Chair of the Committee. The Nominating and Compensation Committee conducts a self- assessment of the full Board each year. The Chief Human Resources Officer, a non- voting Committee member, collects the information and presents the aggregated results to the Nominating and Compensation Committee for consideration. The Board has not established any specific minimum qualifications that a candidate for Director must meet in order to be nominated for Board membership. Rather the Board will evaluate the mix of skills and experience that the candidate offers, consider how a given candidate would impact the diversity of the Board, consider how a given candidate meets the Board’s current expectations and needs and make a determination regarding whether a candidate should be nominated for election as a Director. The Nominating and Compensation Committee will evaluate Director recommendations from shareholders if made in writing. Director candidates recommended by shareholders will be considered on the same basis as Director candidates referred from other sources. While there are no formal procedures for shareholders to submit Director candidate recommendations, written recommendations of Director candidates should include the name, address and telephone number of the recommended candidate, along with a brief statement of the candidate’s qualifications to serve as a Director. All such shareholder recommendations should be submitted to the Secretary of the Company at the address provided on the first page of this proxy statement, by January 31, 2024 in order to be considered by the Nominating and Compensation Committee, for the next annual election of directors. In addition, in accordance with the Company’s Articles of Incorporation and/or Bylaws, nominations for election to the Board may be made by any shareholder of any outstanding class of capital stock of the Company entitled to vote for the election of Directors. Notices of nominations, other than those made by or on behalf of the existing Board of the Company, must be made in writing and be delivered to the Secretary of the Company at the address provided on the first page of this proxy statement not less than 90 days or more than 120 days before the first anniversary of the prior year’s annual meeting; provided that if the annual meeting is more than 30 days from the first anniversary of the prior year’s annual meeting, the notice must be delivered no earlier than 120 days before the annual meeting and no later than the close of business on the later of 90 days before the annual meeting or the tenth day after notice of the date of the annual meeting was mailed or public announcement of the date of the annual meeting was first made. Such notice shall contain the following information to the extent known to the notifying shareholder: (a) the name and residence address of the notifying shareholder; (b) the number of shares of capital stock of the Company owned by the notifying shareholder; (c) a description of all arrangements or understandings between the notifying shareholder and any other person or persons (including their names) in connection with 42 the nomination and any material interest of the notifying shareholder in the nomination; (d) the name and a brief description of the background and credentials of the person being nominated for Director including name, age, business address and residence address, principal occupation or employment, number of shares of capital stock of the Company owned by the nominee; (e) any other information relating to such nominee required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act, including the nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and (f) a written representation and agreement by the notifying shareholder that the shareholder is not and will not become a party to any agreement, arrangement or understanding with any other party or shareholder regarding the nomination. Nominations not made in accordance with these requirements may, in his discretion, be disregarded by the chairman of the meeting, and upon his instructions, the judges of election may disregard all votes cast for each such nominee. Composition of the Board of Directors 3 5 3 Gender Distribution Female Directors 21% Age Distribution of Independent Directors Average Age 65 Male Female 50-59 Years 60-69 Years 70+ Years Tenure of Independent Directors Average Tenure 9.2 years 0-3 Years 3+-10 Years 10+ Years 3 11 2 4 5 43 Proxy Statem ent

Board Diversity Factors

The following chart provides certain demographic information about our current Board. Diversity characteristics are based on information self-identified by each Director to the Company.

Board Diversity Matrix as of March 23, 2023				
Total Number of Directors	14			
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity				
Directors	3	11	0	0
Part II: Demographic Background				
African American or Black	0	1	0	0
Alaskan Native or Native American	0	0	0	0
Asian	0	0	0	0
Hispanic or Latinx	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	3	10	0	0
Two or More Races or Ethnicities	0	0	0	0
LGBTQ+	0			
Did Not Disclose Demographic Background	0			

Board Leadership Structure and Risk Oversight

The Board believes that the Company and its shareholders are best served by a leadership structure with separate positions for Chairman and Chief Executive Officer, with Mr. James W. Haskins serving as Chairman of the Board and Mr. Litz H. Van Dyke serving as Chief Executive Officer of the Company. The Board believes that this leadership structure is the most efficient and effective leadership structure for the Company at this time. The current leadership structure allows Mr. Van Dyke to focus on providing day-to-day leadership and management of the Company, while Mr. Haskins, as Chairman, can maintain responsibility for leading the Board in its oversight function and consideration of broader corporate strategy. The Board will continue to evaluate the best leadership structure for the Company in the future.

In addition, Mr. Gregory W. Feldmann serves as the Company's Lead Independent Director. He is a liaison between the Chairman and the Independent Directors and has the authority to call meetings of the Independent Directors and preside over executive sessions to discuss various matters, including director elections. He participates in retaining consultants who report directly to the Board, assists the Board and Company officers in assuring compliance and implementation of governance principles, and advises the Independent Directors in fulfilling their roles. Mr. Feldmann's professional background, experience and education make him instrumental in serving as the Lead Independent Director for the Board. The Board periodically reviews its leadership structure to determine if it is still the most appropriate for the Company.

The Board is responsible for consideration and oversight of risk facing the Company and is also responsible for ensuring that material risks are identified and managed appropriately. The Chief Operations Officer gives a monthly report to the Board on various information security issues, including cybersecurity. The Audit Committee meets quarterly and reviews the Company's major financial risk exposures and reviews the steps management is taking to monitor and control such exposures, including results of internal and external audits. Directors also serve on various committees that focus on major areas of risk in the Company that include, but are not limited to, loans, investments, audit, and governance and compensation. Directors discuss risk and risk reduction strategies with management within those committees. All such discussions are included in committee reports to the full Board.

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Cybersecurity. Below are additional measures the Company has taken to protect the privacy and security of sensitive customer information: • We maintain policies relating to privacy, acceptable use, and information security that aid in protecting personal and financial information. • Our information security program is overseen by the Chief Operations Officer, Information Security Manager, the IT Steering Committee of senior management, and our Board. • We require Company associates to complete annual privacy and information security training. • We utilize independent third parties to perform penetration testing of our environment. • We utilize a third party to monitor our environment continuously. • We had no material data breaches in 2022. Shareholder Communications with the Board of Directors The Company does not have a formal process for shareholders to send communications to the Board. Shareholders who wish to contact the Board or any of its members may do so by addressing their written correspondence to Board of Directors, Carter Bankshares, Inc., c/o Secretary of the Company, 1300 Kings Mountain Rd, Martinsville, Virginia 24112. Correspondence directed to an individual Director will be referred, unopened, to that Director. Correspondence not directed to a particular Director will be referred, unopened, to the Chairman of the Board. RELATED PERSON TRANSACTIONS In the ordinary course of business, executive officers and their related interests were customers of, and had transactions with the Bank. Loan transactions with Directors and officers, principal security holders and associates were made in the ordinary course of the Bank’s business, on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable loans to unrelated parties and did not involve more than normal risk of collectability or present other unfavorable features. These extensions of credit equaled $2.7 million or 0.8% of the equity capital of the Company as of December 31, 2022 and $2.6 million or 0.7%, as of December 31, 2021. The maximum aggregate amount of such indebtedness outstanding during 2022 was $2.7 million, or 0.8% of total year-end capital. The Bank expects to have similar banking transactions in the future with its Directors, officers, principal security holders and their associates. Procedures for Approving Related Party Transactions The Board has adopted a written policy with respect to related party transactions that governs the review, approval or ratification of covered related party transactions. The Audit Committee oversees this policy. The policy generally provides that the Company may enter into a related party transaction only if the Audit Committee approves or ratifies such transaction in accordance with the guidelines set forth in the policy and if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party, the transaction involves compensation approved by the Nominating and Compensation Committee or with respect to loans to or similar relationships with related parties, the loan or other relationship has been approved in accordance with the Bank’s Regulation O loan policy and procedures. In the event management determines to recommend a related party transaction, the transaction must be presented to the Audit Committee for approval. After review, the Audit Committee will approve or disapprove such transaction and management will update the Audit Committee as to any material change to the approved related party transaction. If advance approval by the Audit Committee is not feasible, management may preliminarily enter into a related party transaction and the related party transaction shall be considered and, if the Audit Committee determines it to be appropriate, ratified by the Audit Committee at its next meeting. The Audit Committee determines and approves only those related party transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders. For purposes of this policy, a “related party transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company is, was or will be a 45 Proxy Statem ent participant and the amount involved exceeds $120,000 and in which any related party had, has or will have a direct or indirect material interest. For purposes of determining whether a transaction is a related party transaction, the Audit Committee refers to Item 404 of Regulation S-K. A “related party” is (i) any person who is, or at any time since the beginning of the last fiscal year was, an executive officer, Director, or nominee for Director of the Company or any subsidiary, (ii) any person who is known to own more than 5% of the Company’s outstanding equity securities, (iii) any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law and any person (other than a tenant or associate) sharing the household of any of the foregoing persons, and (iv) any entity owned or controlled by any of the foregoing persons or in which such person has a substantial ownership interest or control. The Company is a party to an agreement with Young, Haskins, Mann, Gregory and Wall, P.C., of which Chairman and Director James W. Haskins is an Attorney and Principal, to provide legal services. During 2022, the Company and the Bank, combined, paid an aggregate of $255,000 in various legal fees to Young, Haskins, Mann, Gregory and Wall, P.C. 46

PROPOSAL 4 RATIFICATION OF INDEPENDENT AUDITORS The Audit Committee of the Company’s Board has appointed Crowe LLP to serve as the Company’s independent registered public accounting firm for 2023 and recommends that the Company’s shareholders vote for the ratification of that appointment. The Audit Committee considered the compatibility of proposed permitted non-audit services to be provided by and fees to be paid to Crowe LLP and determined that such services and fees are compatible with the independence of Crowe LLP. Although ratification is not required, the Board is submitting the appointment of Crowe LLP to our shareholders for ratification because we value our shareholders’ views on the Company’s independent registered public accounting firm, and as a matter of good governance practice. In the event that shareholders do not ratify the appointment of Crowe LLP, the Audit Committee will consider making a change in independent registered public accounting firm for the Company for the fiscal year ending December 31, 2024. Representatives of Crowe LLP are expected to be present at the Annual Meeting and will be given the opportunity to make a statement if they so desire and to respond to appropriate questions. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR RATIFICATION OF THE SELECTION OF CROWE LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023. REPORT OF THE AUDIT COMMITTEE In fulfilling its oversight responsibilities for the financial statements for fiscal year 2022, the Audit Committee: • Monitored the preparation of the annual financial report by the Company’s management; • Reviewed and discussed the annual audit process and the audited financial statements for the fiscal year ended December 31, 2022 with management and Crowe LLP; • Discussed with management, Crowe LLP and the Company’s internal auditor the adequacy of the system of internal controls; • Discussed with Crowe LLP the matters that are required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (“PCAOB”) and the SEC, relating to the conduct of the audit; and • Received written disclosures and a letter from Crowe LLP as required by the PCAOB regarding Crowe LLP’s communications with the Audit Committee concerning independence. The Audit Committee discussed with Crowe LLP its independence. The Audit Committee also considered the status of pending litigation, taxation matters and other areas of oversight relating to the financial reporting and audit process that the Audit Committee determined appropriate. In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Committee relies on the work and assurances of the Company’s management, which has the primary responsibility for the financial statements and reports, and of the independent registered public accountant, who, in their report, express an opinion on the conformity of the Company’s annual financial statements to accounting principles generally accepted in the United States of America. Based on the reviews and discussions described above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 10-K for fiscal year 2022 for filing with the SEC. Members of the Audit Committee Michael R. Bird, Chairman E. Warren Matthews Catharine L. Midkiff Elizabeth L. Walsh 47 Proxy Statem ent

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Crowe LLP served as the independent registered public accounting firm for the years ended December 31, 2022 and 2021. Crowe LLP has been selected by the Audit and Compliance Committee to serve as the independent registered public accounting firm for the Company for 2023. The following table presents the aggregate fees for the Company and its wholly-owned subsidiaries, for professional audit services rendered by Crowe LLP for the audit of the annual financial statements for the years ended December 31, 2022 and December 31, 2021, and fees billed for other services rendered by Crowe LLP during those periods. Years Ended December 31, 2022 2021 Audit fees(1) $526,728 $455,300 Tax fees(2) 110,405 102,065 Other fees(3) 61,845 221,591 Total Fees $698,978 $778,956 (1) Audit fees consist of audit and review services, report on internal control over financial reporting and review of documents filed with the SEC 2021 and 2022. (2) For 2022 and 2021 tax fees consist of quarterly tax provision calculations and various tax consulting fees. (3) For 2021 other fees consist of assistance with the formation of the holding company and the adoption of current expected credit losses (“CECL”), and for 2022 other fees consist of assistance with the adoption of Topic ASU 2022-02, as well as a fixed asset project for deferred tax asset and deferred tax liability. Also, the Audit Committee of the Board of the Company pre-approves all audits (including audit-related) and permitted non-audit services to be performed by the independent auditors. With respect to other permitted services, the Audit Committee pre-approves specific engagements, projects and categories of services on a fiscal year basis. 48

OTHER BUSINESS As of the date of this proxy statement, management of the Company has no knowledge of any matters to be presented for consideration at the Annual Meeting other than the proposals referred to above. If any other matters properly come before the Annual Meeting, the persons named in the accompanying proxy intend to vote such proxy, to the extent entitled, according to the recommendations of the Board. SHAREHOLDER PROPOSALS FOR 2024 ANNUAL MEETING If any shareholder intends to present a proposal for consideration at the 2024 Annual Meeting of Shareholders (including nominations of Directors), the proposal must be in proper form in accordance with the Company’s Bylaws, and must be received by the Secretary of the Company at the address provided on the first page of this proxy statement, no later than February 24, 2024 and no earlier than January 25, 2024; provided however, if the 2024 Annual Meeting of Shareholders is more than 30 days from the first anniversary date of the 2023 Annual Meeting of Shareholders (in other words, more than 30 days from May 24, 2024), notice must be delivered no earlier than 120 days before the 2024 Annual Meeting of Shareholders and no later than the close of business on the later of 90 days before the 2024 Annual Meeting of Shareholders or the tenth day following the day on which notice of the 2024 Annual Meeting of Shareholders is mailed or public announcement of the 2024 Annual Meeting of Shareholder is first made. If any shareholder intends to present a proposal to be considered for inclusion in the Company’s proxy materials in connection with the 2024 Annual Meeting of Shareholders, the proposal must meet the requirements of Rule 14a-8 under the Exchange Act and must be received by the Secretary of the Company at the address provided on the first page of this proxy statement no later than December 30, 2023; provided however, if the 2024 Annual Meeting of Shareholders is more than 30 days from May 24, 2024, notice must be delivered a reasonable time before the Company begins to print and mail its proxy materials for the 2024 Annual Meeting of Shareholders. In addition to satisfying the requirements under the Company’s Articles of Incorporation and/or Bylaws, to comply with the SEC’s universal proxy rules, shareholders who intend to solicit proxies for the 2024 Annual Meeting of Shareholders in support of Director nominees other than the Company’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 25, 2024. The proxy solicited by the Board for the 2024 Annual Meeting of Shareholders will confer discretionary authority on the persons named in the accompanying proxy to vote on any shareholder proposal presented at the meeting if the Company has not received proper notice of such proposal. By Direction of the Board of Directors James W. Haskins Chairman of the Board April 28, 2023 A copy of the Company’s Annual Report on Form 10-K (including exhibits) as filed with the SEC for the year ended December 31, 2022, will be furnished without charge to shareholders upon written request to Chief Financial Officer, Carter Bankshares, Inc., 1300 Kings Mountain Road, Martinsville, Virginia 24112. 49 Proxy Statem ent

Carter Bankshares, Inc. 2022Annual Report

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022 ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number: 001-39731 CARTER BANKSHARES, INC. (Exact name of registrant as specified in its charter) Virginia 85-3365661 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 1300 Kings Mountain Road, Martinsville, Virginia 24112 (Address of principal executive offices) (Zip Code) Registrant’s telephone number, including area code: (276) 656-1776 Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Common Stock, $1 par value CARE Nasdaq Global Select Market Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒ Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large accelerated filer ☐ Accelerated filer ☒ Emerging growth company ☐ Non-accelerated filer ☐ Smaller reporting company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒ The aggregate market value of Carter Bankshares, Inc.’s common stock held by non-affiliates, computed by reference to the price at which the common stock was last sold, or the average bid and asked price of such common stock, as of June 30, 2022 was $317,918,740. There were 23,922,128 shares of common stock of Carter Bankshares, Inc. outstanding as of March 7, 2023. DOCUMENTS INCORPORATED BY REFERENCE Portions of the definitive Proxy Statement of Carter Bankshares, Inc., to be filed pursuant to Regulation 14A for the 2023 annual meeting of shareholders to be held May 24, 2023, are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS PART I Item 1. Business 1 Item 1A. Risk Factors 17 Item 1B. Unresolved Staff Comments 29 Item 2. Properties 29 Item 3. Legal Proceedings 29 Item 4. Mine Safety Disclosures 29 PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 30 Item 6. [Reserved] 32 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations 32 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 60 Item 8. Financial Statements and Supplementary Data 63 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 124 Item 9A. Controls and Procedures 124 Item 9B. Other Information 125 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 125 PART III Item 10. Directors, Executive Officers and Corporate Governance 126 Item 11. Executive Compensation 126 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 126 Item 13. Certain Relationships and Related Transactions, and Director Independence 127 Item 14. Principal Accounting Fees and Services 127 PART IV Item 15. Exhibits and Financial Statement Schedules 128 Item 16. Form 10-K Summary 130 Signatures 131 i Form 10-K

Important Note Regarding Forward-Looking Statements This Annual Report on Form 10-K contains or incorporates certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that relate to our financial condition, market conditions, results of operations, plans, objectives, outlook for earnings, revenues, expenses, capital and liquidity levels and ratios, asset levels and asset quality. Forward looking statements are typically identified by words or phrases such as “will likely result,” “expect,” “anticipate,” “estimate,” “forecast,” “project,” “intend,” “ believe,” “assume,” “strategy,” “trend,” “plan,” “outlook,” “outcome,” “continue,” “remain,” “potential,” “opportunity,” “comfortable,” “current,” “position,” “maintain,” “sustain,” “seek,” “achieve” and variations of such words and similar expressions, or future or conditional verbs such as will, would, should, could or may. These statements are not guarantees of future results or performance and involve certain risks, uncertainties and assumptions that are difficult to predict and often are beyond the Company’s control. Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. The matters discussed in these forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results and trends to differ materially from those made, projected, or implied in or by the forward-looking statements including, but not limited to the effects of: • market interest rates and the impacts of market interest rates on economic conditions, customer behavior, and the Company’s loan and securities portfolios; • inflation, market and monetary fluctuations; • changes in trade, monetary and fiscal policies and laws of the U.S. government, including policies of the Federal Reserve; • changes in tax laws; • the security of our electronic systems and information; • technological risks and developments, and cyber-security threats, attacks or events; • rapid technological developments and changes; • changes in the Company’s liquidity and capital positions; • concentrations of loans secured by real estate, particularly commercial real estate, and the potential impacts of changes in market conditions on the value of real estate collateral; • an insufficient allowance for credit losses (“ACL”); • the potential adverse effects of unusual and infrequently occurring events, such as weather-related disasters, terrorist acts, war and other military conflicts (such as the ongoing war between Russia and Ukraine) or public health events (such as the COVID-19 pandemic), and of any governmental and societal responses thereto; these potential adverse effects may include, without limitation, adverse effects on the ability of the Company’s borrowers to satisfy their obligations to the Company, on the value of collateral securing loans, on the demand for the Company’s loans or its other products and services, on incidents of cyberattack and fraud, on the Company’s liquidity or capital positions, on risks posed by reliance on third-party service providers, on other aspects of the Company’s business operations and on financial markets and economic growth; • a change in spreads on interest-earning assets and interest-bearing liabilities; • regulatory supervision and oversight, including our relationship with regulators and any actions that may be initiated by our regulators; • legislation affecting the financial services industry as a whole (such as the Inflation Reduction Act of 2022), and the Company and the Bank, in particular; • the outcome of pending and future litigation and governmental proceedings; ii

• increasing price and product/service competition; • the ability to continue to introduce competitive new products and services on a timely, cost-effective basis; managing our internal growth and acquisitions; • the possibility that the anticipated benefits from acquisitions cannot be fully realized in a timely manner or at all, or that integrating the acquired operations will be more difficult, disruptive or more costly than anticipated; • material increases in costs and expenses; • reliance on significant customer relationships; • general economic or business conditions, including unemployment levels, continuing supply chain disruptions and slowdowns in economic growth; • significant weakening of the local economies in which we operate; • changes in customer behaviors, including consumer spending, borrowing and saving habits; • changes in deposit flows and loan demand; • our failure to attract or retain key employees; • expansions or consolidations in the Company’s branch network, including that the anticipated benefits of the Company’s branch network optimization project are not fully realized in a timely manner or at all; • deterioration of the housing market and reduced demand for mortgages; and • re-emergence of turbulence in significant portions of the global financial and real estate markets that could impact our performance, both directly, by affecting our revenues and the value of our assets and liabilities, and indirectly, by affecting the economy generally and access to capital in the amounts, at the times and on the terms required to support our future businesses. Many of these factors, as well as other factors, are described throughout this Annual Report on Form 10-K, including Part I, Item 1A, “Risk Factors” and any of our subsequent filings with the Securities and Exchange Commission (“SEC”). Forward-looking statements are based on beliefs and assumptions using information available at the time the statements are made. We caution you not to unduly rely on forward-looking statements because the assumptions, beliefs, expectations and projections about future events are expressed in or implied by a forward-looking statement may, and often do, differ materially from actual results. Any forward-looking statement speaks only as to the date on which it is made, and we undertake no obligation to update, revise or clarify any forward-looking statement to reflect developments occurring after the statement is made. iii Form 10-K

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CARTER BANKSHARES, INC. AND SUBSIDIARIES PART 1 ITEM 1. BUSINESS General Carter Bankshares, Inc. (the “Company”) is a holding company headquartered in Martinsville, Virginia with assets of $4.2 billion at December 31, 2022. The Company is the parent company of its wholly owned subsidiary, Carter Bank & Trust (the “Bank”). The Bank is an Federal Deposit Insurance Corporation (“FDIC”) insured, Virginia state-chartered commercial bank which operates 66 branches in Virginia and North Carolina. The Bank provides a full range of retail and commercial financial products and services and insurance products. In this Annual Report on Form 10-K, unless the context suggests otherwise, the terms “we,” “us” and “our” refer to the Company and its subsidiaries, including the Bank. History and Holding Company Reorganization The Bank commenced business on December 29, 2006, following the effectiveness of the concurrent merger of ten banking institutions. The ten merged banks and their respective main office locations were Blue Ridge Bank, N.A. (Floyd, Virginia); Central National Bank (Lynchburg, Virginia); Community National Bank (South Boston, Virginia); First National Bank (Rock Mount, Virginia); First National Exchange Bank (Roanoke, Virginia); Mountain National Bank (Galax, Virginia); Patrick Henry National Bank (Martinsville, Virginia); Patriot Bank, N.A. (Fredericksburg, Virginia); Peoples National Bank (Danville, Virginia); and Shenandoah National Bank (Staunton, Virginia). The Company was incorporated on October 7, 2020, by and at the direction of the board of directors of the Bank, for the sole purpose of acquiring the Bank and serving as the Bank’s parent bank holding company pursuant to a corporate reorganization transaction (the “Reorganization”). On November 9, 2020, the Bank entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”) with the Company and CBT Merger Sub, Inc. (the “Merger Sub”), a wholly-owned subsidiary of the Company, pursuant to which the Reorganization would be effected. Effective at 7:00 p.m. on November 20, 2020 (the “Effective Time”), under the terms of the Reorganization Agreement and pursuant to Section 13.1-719.1 of the Virginia Stock Corporation Act (the “VSCA”), the Bank merged with the Merger Sub and survived such merger as a wholly-owned subsidiary of the Company. Prior to the Effective Time, the Company had no material assets and had not conducted any business or operations except for activities related to the Company’s organization and the Reorganization. At the Effective Time, under the terms of the Reorganization Agreement and pursuant to Section 13.1-719.1 of the VSCA, each of the outstanding shares of the Bank’s common stock, par value $1.00 per share, formerly held by its shareholders was converted into and exchanged for one newly issued share of the Company’s common stock, par value $1.00 per share, and the Bank became the Company’s wholly-owned subsidiary. The shares of the Company’s common stock issued to the Bank’s shareholders were issued without registration under the Securities Act of 1933, as amended (the “Act”), pursuant to the exemption from registration provided by Section 3(a)(12) of the Act. Pursuant to Section 13.1-719.1 of the VSCA, the Reorganization did not require approval of the Bank’s shareholders. In the Reorganization, each shareholder of the Bank received securities of the same class, having substantially the same designations, rights, powers, preferences, qualifications, limitations and restrictions, as those that the shareholder held in the Bank. Prior to the Effective Time, the Bank’s common stock was registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Bank was subject to the information requirements of the Exchange Act and, in accordance with Section 12(i) thereof, it filed annual and quarterly reports, proxy statements and other information with the Federal Deposit Insurance 1 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) Corporation (“FDIC”). Upon consummation of the Reorganization, the Company’s common stock was deemed to be registered under Section 12(b) of the Exchange Act, pursuant to Rule 12g-3(a) promulgated thereunder, and the Company now files annual reports, proxy statements and other information with the SEC. The Company’s common stock is traded on the Nasdaq Global Select Market (“NASDAQ”) under the ticker symbol “CARE.” Operations The Company is a bank holding company that conducts its business solely through the Bank. The Bank earns revenue primarily from interest on loans and securities and fees charged for financial services provided to customers. The Bank incurs expenses for the cost of deposits, provision for credit losses and other operating costs such as salaries and employee benefits, data processing, occupancy and tax expense. The Bank’s mission is to be the preferred lifetime financial partner for customers and shareholders, and the employer of choice in the communities the Bank is privileged to serve. Our strategic plan focuses on restructuring the balance sheet to provide more diversification and higher yielding assets to increase our net interest margin. Another area of focus is the transformation of the infrastructure of the Bank to provide a foundation for operational efficiency and new products and services for our customers that will ultimately increase noninterest income. Our focus continues to be on loan and deposit growth with a shift in the composition of deposits to lower cost core deposits with less dependence on higher cost certificates of deposits (“CDs”). We also continue to focus on implementing opportunities to increase fee income while closely monitoring our operating expenses. The Bank is also focused on executing our strategy to successfully build our brand and grow our business in our markets. The Bank offers a full range of deposit services including Lifetime Free Checking, interest checking accounts, savings accounts, retirement accounts and other deposit accounts of various types, ranging from money market accounts to longer-term CDs. These products and services are available to our personal and business customers. The transaction accounts and CDs are tailored to each of the Bank’s principal markets at competitive rates. All deposit accounts are insured by the FDIC up to the maximum amount allowed by law. The Bank also offers a full range of commercial and consumer loans. Commercial loans include both secured and unsecured loans, real estate construction and acquisition loans, and commercial and industrial loans. Consumer loans include residential mortgage, secured and unsecured loans for financing automobiles, home improvements, education, overdraft protection, personal investments and credit cards. The Bank also originates and holds fixed and variable rate mortgage loans and offers home equity lines of credit to its customers. The Bank’s lending activities are subject to a variety of lending limits imposed by federal law. While differing limits apply in certain circumstances based on the type of loan or the nature of the borrower (including the borrower’s relationship to the Bank), in general the Bank is subject to a “loan to one” borrower limit of an amount equal to 15% of the Bank’s unimpaired capital and surplus. The Bank may not make loans to any director, officer, associate or 10% shareholder of the Company unless the loan is approved by the Company’s Board of Directors (the “Board”) and is made on terms no more favorable than loans made available to a person not affiliated with the Bank. Our other bank services include safe deposit boxes, direct deposit of payroll and social security checks and debit cards. Online banking products including a full suite of digital tools including: online and mobile banking, online account opening, bill pay, eStatements (paperless electronic statements), mobile deposit, Zelle®, CardValet®, digital wallet, and MoneyPass® network of ATMs. Treasury and corporate cash management services are also available to our business customers. The Bank also provides title insurance and other financial institution-related products and services. The Bank has no current plans to exercise trust powers. 2

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) The Bank has one wholly owned subsidiary, CB&T Investment Company (“the Investment Company”), which was chartered effective April 1, 2019. The Investment Company was formed to hold and manage a group of investments previously owned by the Bank and to provide additional latitude to purchase other investments. The Company is a Virginia business corporation subject to the Bank Holding Company Act of 1956, as amended. As such, the Company is subject to supervision and examination by, and the regulations and reporting requirements of, the Board of Governors of the Federal Reserve System (“FRB”). The Company’s principal office, which is the same as the Bank’s principal office, is located at 1300 Kings Mountain Road, Martinsville, Virginia 24112. The Company’s telephone number at that address is (276) 656-1776. The Company’s website address is www.cbtcares.com. Competition The Bank experiences significant competition in attracting depositors and borrowers. Competition in lending activities comes principally from other commercial banks, savings associations, insurance companies, governmental agencies, credit unions, brokerage firms and other non-bank lenders including mortgage companies and consumer finance companies. Competition for deposits comes from other commercial banks, savings associations, money market and mutual funds, credit unions, insurance companies and brokerage firms. Some of the financial organizations competing with the Bank have greater financial resources than the Bank. Certain of these financial organizations also have greater geographic coverage and some offer bank and bank-related services that the Bank does not offer. Human Capital Management Our associates are the engine that drives our mission to be the preferred lifetime financial partner for the communities in which we are privileged to serve. Our core values of building lasting relationships, inclusivity, and optimism are key to building and maintaining a team-oriented environment with associates that are engaged in open communication to help each other serve, learn, and grow. Our investment in competitive compensation, health benefits, wellness programs, and a focus on healthy work-life integration allows our associates to provide a high level of professional service to our customers. At Carter Bankshares, Inc., caring is what we’ll always do best. Associates As of December 31, 2022, we employed 667 full-time associates and five part-time associates across our two-state footprint. No associates are represented by a collective bargaining unit. For fiscal year 2022, we hired 151 associates and our voluntary separation turnover rate was 22.4%. Compensation, Benefits, and Wellness Our compensation strategy includes the development of job descriptions that are reviewed annually. We use market-based compensation and benefits data to provide competitive salaries and benefits to our associates. We offer paid leave, health benefits, wellness programs, a 401(k) program with matching and employer contributions, restricted stock awards for high performing associates, flexible spending accounts, and employee assistance programs to all eligible associates. We bring in external professionals who conduct wellness programs, which has been especially effective during the COVID-19 pandemic, to help our associates remain focused on their health and wellness. Associate Performance and Development The development and performance of our associates is centered on open dialogue that provides the associate with our expectations for their role and management with the opportunity to understand associates’ career aspirations. Our performance review process uses core competencies and a standardized rating system to measure performance. Associates are provided the opportunity at the start of the review 3 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) cycle to perform a self-assessment including comments on their performance. These self-assessments are available for leaders to review as they develop an associate’s overall performance rating. The performance review is used as a factor for the merit increase process. The Bank conducts a standard New Hire Orientation program that associates attend on their first day of employment so new associates receive consistent information to jump start their new opportunity with the Bank. Associates also complete an average of 15 hours of regulatory and compliance training each year, in addition to training specific to their job duties and responsibilities. The Bank also develops and conducts programs to provide leaders with the tools and resources they need to develop their associates and build high-performing teams. Associates are given opportunities to attend webinars and enroll in outside classes to enrich their professional goals. Diversity, Equity, and Inclusion We strive to promote inclusion through our core Company values and behaviors. We use various communication channels to develop an engaged workforce and create an inclusive workplace. In 2021, we created a Diversity, Equity, and Inclusion Council (the “DEI Council”) that is overseen by our Chief Executive Officer (or “CEO”) and directed by our Chief Human Resources Officer and our Regulatory Risk Management Director. The DEI Council consists of at least 10 associates from across our organization and is focused on collecting information, developing a roadmap, and presenting information to management to further the Bank’s efforts of identifying focus areas and recommending action plans to cultivate a culture that will attract and retain a diverse workforce. Here is a snapshot of our diversity metrics as of December 31, 2022: Gender % of Total Workforce Female 79.00% Male 21.00% Generation % of Total Workforce Generation Z (1997 and later) 8.90% Millennials (1981 – 1996) 38.30% Generation X (1965 – 1980) 31.00% Baby Boomers (1946 – 1964) 20.80% Silent Generation (before 1946) 1.00% Ethnicity % of Total Workforce American Indian / Alaskan Native 0.20% Asian 0.90% Black or African American 10.20% Hispanic or Latino 2.20% Not specified 0.90% Two or more races 2.10% White 83.50% We continue our commitment to equal employment opportunities by focusing on attracting, developing and retaining a diverse workforce. We launched an annual engagement survey that includes a section to inform the Bank on many areas of engagement, including inclusion. Our leaders continue to use this data to inform decisions on how to continue to develop a diverse workforce. Talent Acquisition and Retention We focus on fairness and equitable approaches to create an environment where all of our associates can develop and thrive. Our efforts include ongoing reviews of our selection and hiring practices alongside a continued focus on pay analysis to offer our associates salaries based on their experience, knowledge, skills, abilities, and fit for a position’s duties and responsibilities. 4

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) Our talent acquisition program uses various external partners to reach a diverse population of candidates. We have developed training programs that prepare associates for their roles and responsibilities. Our leaders identify and work with our Human Resources teams to promote associates when opportunities are available. Supervision and Regulation General Bank holding companies, banks and their affiliates are extensively regulated under federal and state law. Consequently, the growth and earnings performance of the Company and the Bank can be affected not only by management decisions and general economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities including, but not limited to, the Bureau of Financial Institutions (the “Bureau”) of the Virginia State Corporation Commission (the “SCC”), the FDIC, the FRB, the Internal Revenue Service (“IRS”), federal and state taxing authorities, and the SEC. The following summary briefly describes significant provisions of currently applicable federal and state laws and certain regulations and the potential impact of such provisions. This summary is not complete, and we refer you to the particular statutory or regulatory provisions or proposals for more information. Because regulation of financial institutions changes regularly and is the subject of constant legislative and regulatory debate, we cannot forecast how federal and state regulation and supervision of financial institutions may change in the future and affect the Company’s and the Bank’s operations. Regulatory Reform The financial crisis of 2008, including the downturn of global economic, financial and money markets and the threat of collapse of numerous financial institutions, and other events led to the adoption of numerous laws and regulations that apply to, and focus on, financial institutions. The most significant of these laws is the The Dodd-Frank Act Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), signed into law on July 21, 2010, which, in part, was intended to implement significant structural reforms to the financial services industry. The Dodd-Frank Act implemented far-reaching changes across the financial regulatory landscape, including changes that have significantly affected the business of all bank holding companies and banks, including the Company and the Bank. Some of the rules that have been proposed and, in some cases, adopted to comply with the Dodd-Frank Act’s mandates are discussed further below. In May 2018, the Economic Growth, Regulatory Relief and Consumer Protection Act (the “EGRRCPA”) was enacted to reduce the regulatory burden on certain banking organizations, including community banks, by modifying or eliminating certain federal regulatory requirements. In particular, the EGRRCPA amended certain provisions of the Dodd-Frank Act as well as statutes administered by the Federal Reserve and the FDIC. Certain provisions of the Dodd-Frank Act and changes thereto resulting from the enactment of EGRRCPA that may affect the Company and the Bank are discussed below in more detail. The Company and the Bank continue to experience ongoing regulatory reform. These regulatory changes could have a significant effect on how we conduct business. The specific implications of the Dodd-Frank Act, the EGRRCPA, and other potential regulatory reforms cannot yet be fully predicted and will depend to a large extent on the specific regulations that are to be adopted in the future. Regulation of the Company and the Bank As a Virginia bank holding company, the Company is subject to the Bank Holding Company Act of 1956 (the “BHCA”) and regulation and supervision by the FRB, and also is subject to the bank holding company laws of Virginia and is subject to regulation and supervision by the SCC and the Bureau. 5 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) Pursuant to the BHCA, the FRB has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable grounds to believe that continuation of such activity or ownership constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company. The FRB and the FDIC have adopted guidelines and released interpretative materials that establish operational and managerial standards to promote the safe and sound operation of banks and bank holding companies. These standards relate to the institution’s key operating functions, including but not limited to capital management, internal controls, internal audit systems, information systems, data and cybersecurity, loan documentation, credit underwriting, interest rate exposure and risk management, vendor management, executive management and its compensation, corporate governance, asset growth, asset quality, earnings, liquidity and risk management. The BHCA applicable Virginia bank holding company laws generally limit the activities of a bank holding company and its subsidiaries to that of banking, managing or controlling banks, or any other activity that is closely related to banking or to managing or controlling banks. The BHCA also permits interstate banking acquisitions subject to certain conditions, including national and state concentration limits. The FRB has jurisdiction under the BHCA to approve any bank or non-bank acquisition, merger or consolidation proposed by a bank holding company. A bank holding company must be “well capitalized” and “well managed” to engage in an interstate bank acquisition or merger, and banks may branch across state lines provided that the law of the state in which the branch is to be located would permit establishment of the branch if the bank were a state bank chartered by such state. In addition, applicable Virginia law requires prior notice to the Virginia SCC before a Virginia bank holding company may acquire more than 5% of the shares of, or otherwise gain control of, any entity other than a bank, bank holding company or other financial institution. The Bank is subject to supervision, regulation and examination by the Bureau and the Bank’s primary federal regulator, the FDIC. Federal and state laws and regulations generally applicable to financial institutions regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to the Bank establishes a comprehensive framework for its operations and is intended primarily for the protection of the FDIC’s deposit insurance funds and the depositors. The Bank is not a member of the Federal Reserve System. Banking Acquisitions; Changes in Control The BHCA and related regulations require, among other things, the prior approval of the FRB in any case where a bank holding company proposes to (i) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank or bank holding company (unless it already owns a majority of such voting shares), (ii) acquire all or substantially all of the assets of another bank or bank holding company, or (iii) merge or consolidate with any other bank holding company. In determining whether to approve a proposed bank acquisition, the FRB will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, any outstanding regulatory compliance issues of any institution that is a party to the transaction, the projected capital ratios and levels on a post-acquisition basis, the financial condition of each institution that is a party to the transaction and of the combined institution after the transaction, the parties’ managerial resources and risk management and governance processes and systems, the parties’ compliance with the Bank Secrecy Act and anti-money laundering requirements, and the acquiring institution’s performance under the Community Reinvestment Act and its compliance with fair housing and other consumer protection laws. On July 9, 2021, President Biden issued an Executive Order on Promoting Competition in the American Economy, which, among other initiatives, encouraged the review of current practices and adoption of a plan for the revitalization of merger oversight under the BHCA and the Bank Merger Act. 6

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) On March 25, 2022, the FDIC published a Request for Information seeking information and comments regarding the regulatory framework that applies to merger transactions involving one or more insured depository institution. Making any formal changes to the framework for evaluating bank mergers would require an extended process, and any such changes are uncertain and cannot be predicted at this time. However, the adoption of more expansive or stringent standards may have an impact on the Company’s acquisition activity. Additionally, this Executive Order could influence the federal bank regulatory agencies’ expectations and supervisory oversight for banking acquisitions. Subject to certain exceptions, the BHCA and the Change in Bank Control Act, together with the applicable regulations, require FRB approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company’s acquiring “control” of a bank or bank holding company. A conclusive presumption of control exists if an individual or company acquires the power, directly or indirectly, to direct the management or policies of an insured depository institution or to vote 25% or more of any class of voting securities of any insured depository institution. A rebuttable presumption of control exists if a person or company acquires 10% or more but less than 25% of any class of voting securities of an insured depository institution and either the institution has registered its securities with the SEC under Section 12 of the Exchange Act or no other person will own a greater percentage of that class of voting securities immediately after the acquisition. The Company’s common stock is registered under Section 12 of the Exchange Act. On April 1, 2020, the FRB issued a rule for determining whether a company has control over a bank or other company for purposes of the BHCA, and the control presumptions promulgated under Regulation Y, became effective. The rule provides specific guidance for the FRB’s approach to certain control evaluations, including a tiered framework incorporating a series of presumptions based on ownership of a class of voting securities. A company may be presumed to be in control of a target second company based on five levels of ownership of voting securities: (i) less than five percent; (ii) five percent; (iii) ten percent; (iv) 15 percent; (v) 25 percent; and (vi) with a presumption triggered at levels below 25 percent, depending on whether any of nine types of relationships exist (i.e., directors and director service positions, business relationships and business terms, officer/employee interlocks, contractual powers, proxy contests involving directors, and total equity ownership) and, at the same time, ownership of a class of voting securities exceeds certain thresholds. A presumption of control (once triggered) does not automatically result in a control determination under the BHCA as such presumptions may be rebutted. The rule applies only to questions of control under the BHCA, but does not extend to the Change in Bank Control Act. In addition, Virginia law requires the prior approval of the SCC for (i) the acquisition by a Virginia bank holding company of more than 5% of the voting shares of a Virginia bank or a Virginia bank holding company, or (ii) the acquisition by any other person of control of a Virginia bank holding company or a Virginia bank. Certain Transactions by Insured Banks with their Affiliates There are statutory restrictions related to the extent bank holding companies and their non-bank subsidiaries may borrow, obtain credit from or otherwise engage in “covered transactions” with their insured depository institution (i.e., banking) subsidiaries. In general, an “affiliate” of a bank includes the bank’s parent holding company and any subsidiary thereof. However, an “affiliate” does not generally include the bank’s operating subsidiaries. A bank (and its subsidiaries) may not lend money to, or engage in other covered transactions with, its non-bank affiliates if the aggregate amount of covered transactions outstanding involving the bank, plus the proposed transaction, exceeds the following limits: (a) in the case of any one such affiliate, the aggregate amount of covered transactions of the bank and its subsidiaries cannot exceed 10 percent of the bank’s capital stock and surplus; and (b) in the case of all affiliates, the aggregate amount of covered transactions of the bank and its subsidiaries cannot exceed 20 percent of the bank’s capital stock and surplus. “Covered transactions” are defined to include a loan or extension of credit to an affiliate, a purchase of or investment in securities issued by an affiliate, a purchase of assets from an 7 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) affiliate, the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any person or company, the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate, securities borrowing or lending transactions with an affiliate that creates a credit exposure to such affiliate, or a derivatives transaction with an affiliate that creates a credit exposure to such affiliate. Certain covered transactions are also subject to collateral security requirements. Covered transactions as well as other types of transactions between a bank and a bank holding company must be on market terms, which means that the transaction must be conducted on terms and under circumstances that are substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with or involving nonaffiliates or, in the absence of comparable transactions, that in good faith would be offered to or would apply to nonaffiliates. Moreover, certain amendments to the BHCA provide that, to further competition, a bank holding company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property of any kind, or furnishing of any service. Regulatory Capital Requirements All financial institutions are required to maintain minimum levels of regulatory capital. The FDIC establishes risk-based and leveraged capital standards for the financial institutions they regulate. The FDIC also may impose capital requirements in excess of these standards on a case-by-case basis for various reasons, including financial condition or actual or anticipated growth. As of December 31, 2022 and 2021, the Bank qualified as a “well capitalized” institution. Refer to Note 20, Capital Adequacy, of the Notes to Consolidated Financial Statements in Part II, Item 8, of this Annual Report on Form 10-K. In response to the COVID-19 pandemic, federal banking agencies adopted a final rule in late August 2020 that allowed the Company to phase in the impact of adopting the Current Expected Credit Losses (“CECL”) methodology up to two years, with a three-year transition period to phase out the cumulative benefit to regulatory capital provided during the two-year delay. The Company adopted the CECL methodology effective January 1, 2021. Refer to “Capital Resources” in Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), of this Annual Report on Form 10-K for information regarding the impact of this final rule on the Company’s regulatory capital. Basel III Capital Framework The FRB and the FDIC have adopted rules to implement the Basel III capital framework as outlined by the Basel Committee on Banking Supervision and standards for calculating risk-weighted assets and risk-based capital measurements (collectively, the “Basel III Final Rules”) that apply to banking institutions they supervise and to bank holding companies. For the purposes of the Basel III Final Rules, (i) common equity tier 1 capital (CET1) consists principally of common stock (including surplus) and retained earnings; (ii) Tier 1 capital consists principally of CET1 plus non-cumulative preferred stock and related surplus, and certain grandfathered cumulative preferred stocks and trust preferred securities; and (iii) Tier 2 capital consists of other capital instruments, principally qualifying subordinated debt and preferred stock, and limited amounts of an institution’s allowance for credit losses. Each regulatory capital classification is subject to certain adjustments and limitations, as implemented by the Basel III Final Rules. The Basel III Final Rules also establish risk weightings that are applied to many classes of assets held by community banks, importantly including applying higher risk weightings to certain commercial real estate loans. The Basel III Final Rules also include a requirement that banks and bank holding companies maintain additional capital (the “capital conservation buffer”). The Basel III Final Rules and capital conservation buffer require: • a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a 2.5% capital conservation buffer (which is added to the minimum CET1 ratio, effectively resulting in a required ratio of CET1 to risk-weighted assets of at least 7%); 8

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) • a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (effectively resulting in a required Tier 1 capital ratio of 8.5%); • a minimum ratio of total capital (that is, Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (effectively resulting in a required total capital ratio of 10.5%); and • a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average total assets, subject to certain adjustments and limitations. The Basel III Final Rules provide deductions from and adjustments to regulatory capital measures, primarily to CET1, including deductions and adjustments that were not applied to reduce CET1 under historical regulatory capital rules. For example, mortgage servicing rights, deferred tax assets dependent upon future taxable income, and significant investments in non-consolidated financial entities must be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such categories in the aggregate exceed 15% of CET1. As of December 31, 2022, the Company and the Bank met all capital adequacy requirements under the Basel III Final Rules. Community Bank Leverage Ratio As a result of the EGRRCPA, the federal banking agencies issued a rule in September 2019 that permits qualifying banks with less than $10 billion in consolidated assets to elect to be subject to a 9% leverage ratio applied using less complex leverage calculations (the “Community Bank Leverage Ratio Framework” or “CBLRF”). Banks that opt into the CBLRF and maintain a leverage ratio of greater than 9% are not subject to other risk-based and leverage capital requirements and are deemed to meet Basel III Final Rules’ well capitalized ratio requirements. To qualify for the CBLRF, a bank must have less than $10 billion in total consolidated assets, limited amounts of off-balance sheet exposures and trading assets and liabilities, and a leverage ratio greater than 9%. A bank that elects the CBLRF and has a leverage ratio greater than 9% will be considered to be in compliance with Basel III capital requirements and exempt from the complex Basel III calculations. A bank that falls out of compliance with the CBLRF will have a two-quarter grace period to come back into full compliance, provided that its leverage ratio remains above 8% (a bank will be deemed well-capitalized during the grace period). The CBLRF became available for banking organizations to use as of March 31, 2020 (with the flexibility for banking organizations to subsequently opt into or out of the CBLRF, as applicable). As of December 31, 2022, the Bank has not elected to apply the CBLRF, but the Bank continues to assess the potential impact of opting in to CBLRF as part of its ongoing capital management and planning processes. Dividend Limitations The Company is a legal entity that is separate and distinct from the Bank. A significant portion of the revenues of the Company result from dividends paid to it by the Bank. Both the Company and the Bank are subject to laws and regulations that limit the payment of dividends, including limits on the sources of dividends and requirements to maintain capital at or above regulatory minimums. Banking regulators have indicated that Virginia banking organizations should generally pay dividends only (1) from net undivided profits of the bank, after providing for all expenses, losses, interest and taxes accrued or due by the bank and (2) if the prospective rate of earnings retention appears consistent with the organization’s capital needs, asset quality and overall financial condition. In addition, FRB supervisory guidance indicates that the FRB may have safety and soundness concerns if a bank holding company pays dividends that exceed earnings for the period in which the dividend is being paid. Further, the Federal Deposit Insurance Act (“FDIA”) prohibits insured depository institutions such as the Bank from making capital distributions, including paying dividends, if, after making such distribution, the institution would become undercapitalized as defined in the statute. We do not expect that any of these laws, regulations or policies will materially affect the ability of the Company or the Bank to pay dividends. 9 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) Insurance of Accounts, Assessments and Regulation by the FDIC Deposits with the Bank are insured through the Deposit Insurance Fund (“DIF”) of the FDIC. As a DIF-insured institution, the Bank is subject to FDIC rules and regulations as administrator of the DIF. The Dodd-Frank Act made permanent the current standard maximum deposit insurance amount of $250,000. The FDIC coverage applies per depositor, per insured depository institution, for each account ownership category. The FDIC is authorized to conduct examinations of and to require reporting by DIF-insured institutions. The FDIC is authorized to prohibit any DIF-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the insurance fund. Also, the FDIC may initiate enforcement actions against banks after first giving the institution’s primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution, including the Bank, if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. Management is aware of no existing circumstances that could result in termination of the Bank’s deposit insurance. The DIF is funded by assessments on banks and other depository institutions calculated based on average consolidated total assets minus average tangible equity (defined as Tier 1 capital). The actual assessment to be paid by each DIF member is based on the institution’s assessment risk classification and whether the institution is considered by its supervisory agency to be financially sound or to have supervisory concerns. As required by the Dodd-Frank Act, the FDIC has adopted a large-bank pricing assessment scheme, set a target “designated reserve ratio” (described in more detail below) of 2% for the DIF and, in lieu of dividends, provides for a lower assessment rate schedule when the reserve ratio reaches 2% and 2.5%. An institution’s assessment rate is based on a statistical analysis of financial ratios that estimates the likelihood of failure over a three-year period, which considers the institution’s weighted average CAMELS composite rating, and is subject to further adjustments including those related to levels of unsecured debt and brokered deposits. At December 31, 2022, total base assessment rates for institutions that have been insured for at least five years range from 1.5 to 40 basis points applying to banks with less than $10 billion in assets. Banks with less than $10 billion in total consolidated assets (such as the Bank) receive credits to offset the portion of their assessments that help to raise the reserve ratio to 1.35%. The FDIC will automatically apply such a bank’s credits to reduce its regular DIF assessment up to the entire amount of the assessment. The FDIC will remit any such remaining credits in a lump sum to the appropriate bank following application to the bank’s regular DIF assessment for four quarterly assessment periods. The Dodd-Frank Act transferred to the FDIC increased discretion with regard to managing the required amount of reserves for the DIF, or the “designated reserve ratio.” The FDIA requires the FDIC to consider the appropriate level for the DIF on at least an annual basis. On October 18, 2022, the FDIC adopted a final rule to increase initial base deposit insurance assessment rate schedules uniformly by 2 bps, beginning in the first quarterly assessment period of 2023. This increase in assessment rate schedules is intended to increase the likelihood that the reserve ratio reaches 1.35% by the statutory deadline of September 30, 2028. The new assessment rate schedules will remain in effect unless and until the reserve ratio meets or exceeds 2%. Progressively lower assessment rate schedules will take effect when the reserve ratio reaches 2%, and again when it reaches 2.5%. Community Reinvestment The Community Reinvestment Act (the “CRA”) imposes on financial institutions, including the Bank, an affirmative obligation to help meet the credit needs of their local communities, including low and 10

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution’s efforts in helping meet community credit needs currently are evaluated as part of the examination process pursuant to regulations adopted by the federal banking agencies. Under the regulation, a financial institution’s efforts in helping meet its community’s credit needs are evaluated, based on the particular institution’s total assets, according to three-pronged test of lending, investment and service in the community. The grade received by a bank is considered in evaluating mergers, acquisitions and applications to open a branch or facility. To the best knowledge of the Bank, it is meeting its obligations under the CRA. The Bank received a rating of “satisfactory” on its most recent CRA examination dated February 1, 2021. Federal Home Loan Bank of Atlanta The Bank is a member of the Federal Home Loan Bank (“FHLB”) of Atlanta, which is one of 12 regional FHLBs that provide funding to their members for making housing loans as well as for affordable housing and community development loans. Each regional FHLB serves as a reserve, or central bank, for the members within its assigned region. Each FHLB makes loans to members in accordance with policies and procedures established by the Board of Directors of the FHLB. As a member, the Bank must purchase and maintain stock in the FHLB. At December 31, 2022, the Bank owned $9.7 million of FHLB stock. Consumer Protection The Consumer Financial Protection Bureau (the “CFPB”) is the federal regulatory agency responsible for implementing, examining and enforcing compliance with federal consumer financial laws for institutions with more than $10 billion of assets and, to a lesser extent, smaller institutions. The CFPB supervises and regulates providers of consumer financial products and services, and has rule making authority in connection with numerous federal consumer financial protection laws (for example, but not limited to, the Truth-in-Lending Act (“TILA”) and the Real Estate Settlement Procedures Act (“RESPA”)). Because the Company and the Bank are smaller institutions (i.e., with assets of $10 billion or less), most consumer protection aspects of the Dodd-Frank Act will continue to be applied to the Company by the FRB and the Bank by the FDIC. However, the CFPB may include its own examiners in regulatory examinations by a smaller institution’s principal regulators and may require smaller institutions to comply with certain CFPB reporting requirements. In addition, regulatory positions taken by the CFPB and administrative and legal precedents established by CFPB enforcement activities, including in connection with supervision of larger banks, could influence how the FRB and the FDIC apply consumer protection laws and regulations to financial institutions that are not directly supervised by the CFPB. The precise effect of the CFPB’s consumer protection activities on the Company and the Bank cannot be determined with certainty. Mortgage Banking Regulation In connection with making mortgage loans, the Bank is subject to rules and regulations that, among other things, establish standards for loan origination, prohibit discrimination, provide for inspections and appraisals of property, require credit reports on prospective borrowers, restrict in some cases certain loan features and fix maximum interest rates and fees, require the disclosure of certain basic information to mortgagors concerning credit and settlement costs, limit payment for settlement services to the reasonable value of the services rendered and require the maintenance and disclosure of information regarding the disposition of mortgage applications based on race, gender, geographical distribution and income level. The Bank’s mortgage origination activities are subject to the Equal Credit Opportunity Act, TILA, the Home Mortgage Disclosure Act, RESPA, the Home Ownership Equity Protection Act, and the regulations promulgated under these acts, among other additional state and federal laws, regulations and rules. The Bank’s mortgage origination activities are also subject to Regulation Z, which implements TILA. Certain provisions of Regulation Z require mortgage lenders to make a reasonable and good faith determination, based on verified and documented information, that a consumer applying for a mortgage 11 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) loan has a reasonable ability to repay the loan according to its terms. Alternatively, a mortgage lender can originate “qualified mortgages,” which are generally defined as mortgage loans without negative amortization, interest-only payments, balloon payments, terms exceeding 30 years, and points and fees paid by a consumer equal to or less than 3% of the total loan amount. Under the EGRRCPA, most residential mortgage loans originated and held in portfolio by a bank with less than $10 billion in assets will be designated as “qualified mortgages.” Higher-priced qualified mortgages (e.g., sub-prime loans) receive a rebuttable presumption of compliance with ability-to-repay rules, and other qualified mortgages (e.g., prime loans) are deemed to comply with the ability-to-repay rules. The Bank predominantly originates mortgage loans that comply with Regulation Z’s “qualified mortgage” rules. Brokered Deposits Section 29 of the FDIA and FDIC regulations generally limit the ability of any bank to accept, renew or roll over any brokered deposit unless it is “well capitalized” or, with the FDIC’s approval, “adequately capitalized.” On December 15, 2020, the FDIC issued rules to revise brokered deposit regulations in light of modern deposit-taking methods. The rules established a new framework for certain provisions of the “deposit broker” definition and amended the FDIC’s interest rate methodology calculating rates and rate caps. The rules became effective on April 1, 2021 and, to date, there has been no material impact to either the Company or the Bank from the rules. Prompt Corrective Action Federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institution in question is “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” These terms are defined under uniform regulations issued by each of the federal banking agencies regulating these institutions. An insured depository institution which is less than adequately capitalized must adopt an acceptable capital restoration plan, is subject to increased regulatory oversight and is increasingly restricted in the scope of its permissible activities. As of December 31, 2022, the Bank was considered “well capitalized.” Incentive Compensation The Dodd-Frank Act requires the federal banking agencies and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities with at least $1 billion in total consolidated assets, that encourage inappropriate risks by providing an executive officer, employee, director, or principal shareholder with excessive compensation, fees, or benefits that could lead to material financial loss to the entity. In 2016, the SEC and the federal banking agencies proposed rules that prohibit covered financial institutions (including bank holding companies and banks) from establishing or maintaining incentive-based compensation arrangements that encourage inappropriate risk taking by providing covered persons (consisting of senior executive officers and significant risk takers, as defined in the rules) with excessive compensation, fees or benefits that could lead to material financial loss to the financial institution. The proposed rules outline factors to be considered when analyzing whether compensation is excessive and whether an incentive-based compensation arrangement encourages inappropriate risks that could lead to material loss to the covered financial institution, and establish minimum requirements that incentive-based compensation arrangements must meet to be considered to not encourage inappropriate risks and to appropriately balance risk and reward. The proposed rules also impose additional corporate governance requirements on the boards of directors of covered financial institutions and impose additional record-keeping requirements. The comment period for these proposed rules has closed and a final rule has not yet been published. If the rules are adopted as proposed, they will restrict the manner in which executive compensation is structured. Confidentiality and Required Disclosures of Customer Information The Company is subject to various laws and regulations that address the privacy of nonpublic personal financial information of consumers. The Gramm-Leach-Bliley Act and certain regulations issued 12

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) thereunder protect against the transfer and use by financial institutions of consumer nonpublic personal information. A financial institution must provide to its customers, at the beginning of the customer relationship and annually thereafter, the institution’s policies and procedures regarding the handling of customers’ nonpublic personal financial information. These privacy provisions generally prohibit a financial institution from providing a customer’s personal financial information to unaffiliated third parties unless the institution discloses to the customer that the information may be so provided and the customer is given the opportunity to opt-out of such disclosure. Certain exceptions may apply to the requirement to deliver an annual privacy notice based on how a financial institution limits sharing of nonpublic personal information, and whether the institution’s disclosure practices or policies have changed in certain ways since the last privacy notice that was delivered. Data privacy and data protection are areas of increasing state legislative focus. In March 2021, the Governor of Virginia signed into law the Virginia Consumer Data Protection Act (the “VCDPA”), which went into effect on January 1, 2023. The VCDPA grants Virginia residents the right to access, correct, delete, know, and opt-out of the sale and processing for targeted advertising purposes of their personal information, similar to the protections provided by similar consumer data privacy laws in California and in Europe. The VCDPA also imposes data protection assessment requirements and authorizes the Attorney General of Virginia to enforce the VCDPA, but does not provide a private right of action for consumers. The Bank is exempt from the VCDPA, but certain third party vendors of the Bank are or will be subject to the VCDPA. The Company and the Bank are monitoring for the potential negative effects on the products and services provided by these vendors. The Company is also subject to various laws and regulations that attempt to combat money laundering and terrorist financing. The Bank Secrecy Act (the “BSA”) requires all financial institutions to, among other things, create a system of controls designed to prevent money laundering and the financing of terrorism, and imposes recordkeeping and reporting requirements. The USA PATRIOT Act added regulations to facilitate information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering and requires financial institutions to establish anti-money laundering programs. Regulations adopted under the BSA impose on financial institutions customer due diligence requirements, and the federal banking regulators expect that customer due diligence programs will be integrated within a financial institution’s broader BSA and anti-money laundering compliance program. The Office of Foreign Assets Control (“OFAC”), which is a division of the U.S. Department of Treasury, is responsible for helping to ensure that United States entities do not engage in transactions with “enemies” of the United States, as defined by various Executive Orders and Acts of Congress. If the Company finds the name of an “enemy” of the United States on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account or place transferred funds into a blocked account, and report it to OFAC. Although these laws and programs impose compliance costs and create privacy obligations and, in some cases, reporting obligations, and compliance with all of the laws, programs, and privacy and reporting obligations may require significant resources of the Company and the Bank, these laws and programs do not materially affect the Bank’s products, services or other business activities. Corporate Transparency Act On January 1, 2021, as part of the 2021 National Defense Authorization Act, Congress enacted the Corporate Transparency Act (“CTA”), which requires the Financial Crimes Enforcement Network (“FinCEN”) to issue regulations implementing reporting requirements for “reporting companies” (as defined in the CTA) to disclose beneficial ownership interests of certain U.S. and foreign entities by January 1, 2022. The CTA imposes additional reporting requirements on entities not previously subject to such beneficial ownership disclosure regulations and also contains exemptions for several different types of entities, including among others: (i) certain banks, bank holding companies, and credit unions; (ii) money transmitting businesses registered with FinCEN; and (iii) certain insurance companies. Reporting 13 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) companies subject to the CTA are required to provide specific information with respect to beneficial owner(s) (as defined in the CTA) as well as satisfy initial filing obligations (for newly-formed reporting companies) and submit on-going periodic reports. Non-compliance with FinCEN regulations promulgated under the CTA may result in civil fines and criminal penalties. On September 29, 2022, FinCEN issued a final rule to implement the beneficial ownership reporting requirements of the CTA, which will be effective January 1, 2024. The Company and the Bank will continue to monitor regulatory developments related to the CTA and will continue to assess the ultimate impact of the CTA on the Company and the Bank. Cybersecurity The federal banking agencies have also adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of a financial institution’s board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial products and services. The federal banking agencies expect financial institutions to establish lines of defense and ensure that their risk management processes also address the risk posed by compromised customer credentials, and also expect financial institutions to maintain sufficient business continuity planning processes to ensure rapid recovery, resumption and maintenance of the institution’s operations after a cyber-attack. If the Company or the Bank fails to meet the expectations set forth in this regulatory guidance, the Company or the Bank could be subject to various regulatory actions and any remediation efforts may require significant resources of the Company or the Bank. In addition, all federal and state banking agencies continue to increase focus on cybersecurity programs and risks as part of regular supervisory exams. On November 18, 2021, the federal bank regulatory agencies issued final rules to improve the sharing of information about cyber incidents that may affect the U.S. banking system. These rules require a banking organization to notify its primary federal regulator of any significant computer-security incident as soon as possible and no later than 36 hours after the banking organization determines that a cyber-incident has occurred. Notification is required for incidents that have materially affected or are reasonably likely to materially affect the viability of a banking organization’s operations, its ability to deliver banking products and services, or the stability of the financial sector. In addition, the rules require a bank service provider to notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially affected or is reasonably likely to materially affect banking organization customers for four or more hours. The rule became effective on May 1, 2022. The final rules did not have a material impact on the Company or the Bank’s operations. Stress Testing The federal banking agencies have implemented stress-testing requirements for certain large or risky financial institutions, including bank holding companies and state-chartered banks. Although these requirements do not apply to the Company and the Bank, the federal banking agencies emphasize that all banking organizations, regardless of size, should have the capacity to analyze the potential effect of adverse market conditions or outcomes on the organization’s financial condition. Based on existing regulatory guidance, the Company and the Bank will be expected to consider its interest rate risk management, commercial real estate loan concentrations and other credit-related information, and funding and liquidity management during this analysis of adverse market conditions or outcomes. Volcker Rule The Dodd-Frank Act prohibits bank holding companies and their subsidiary banks from engaging in proprietary trading except in limited circumstances, and places limits on ownership of equity investments in private equity and hedge funds (the “Volcker Rule”). The EGRRCPA and final rules adopted to implement the EGRRCPA exempt all banks with less than $10 billion in assets (including their holding companies and 14

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) affiliates) from the Volcker Rule, provided that the institution has total trading assets and liabilities of 5% or less of total assets, subject to certain limited exceptions. The Company believes that its financial condition and its operations are not significantly affected by the Volcker Rule, amendments thereto, or its implementing regulations. Call Reports and Examination Cycle All institutions, regardless of size, submit a quarterly call report that includes data used by federal banking agencies to monitor the condition, performance, and risk profile of individual institutions and the industry as a whole. The EGRRCPA contained provisions expanding the number of regulated institutions eligible to use streamlined call report forms. In June 2019, the federal banking agencies issued a final rule to permit insured depository institutions with total assets of less than $5 billion that do not engage in certain complex or international activities to file the most streamlined version of the quarterly call report, and to reduce data reportable on certain streamlined call report submissions. Effect of Governmental Monetary Policies As with other financial institutions, the earnings of the Company and the Bank are affected by general economic conditions as well as by the monetary policies of the FRB. Such policies, which include regulating the national supply of bank reserves and bank credit, can have a major effect upon the source and cost of funds and the rates of return earned on loans and investments, and on levels of inflation in the United States. The FRB exerts a substantial influence on interest rates and credit conditions, primarily through establishing target rates for federal funds, open market operations in U.S. Government securities, varying the discount rate on member bank borrowings and setting cash reserve requirements against deposits. Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the purchase of investments, the generation of deposits, and rates received on loans and investment securities and paid on deposits. Federal Reserve monetary policies have had a significant effect on the operating results of community banks, including us, in the past and are expected to do so in the future. Application of Supervisory Guidance to the Company and the Bank On March 31, 2021, the Federal Reserve issued a final rule outlining and confirming the use of supervisory guidance for regulated institutions, including bank holding companies like the Company. The rule generally codifies a statement issued by the federal banking agencies in September 2018 clarifying the differences between regulations and guidance, and provides that, unlike a law or regulation, supervisory guidance does not have the force and effect of law, and the agencies do not take enforcement actions based on supervisory guidance. Rather, guidance outlines expectations and priorities, or articulates views regarding appropriate practices for a specific subject. The rule became effective on April 30, 2021. The Company has not been materially impacted by the effectiveness of this rule. Future Regulation From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Company and the Bank in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions with which we compete. The Company cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on its financial condition or results of operations. A change in statutes, regulations or regulatory policies applicable to the Company and the Bank could have a material effect on our business. 15 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) Where You Can Find More Information The Company files quarterly, annual and periodic reports, proxy statements and insider filings with the SEC. The Company’s SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. The Company’s SEC filings also are available through our website, www.CBTCares.com. Copies of documents may also be obtained free of charge by directing a request by telephone to (276) 656-1776 or mail to Investor Relations, Carter Bankshares, Inc., 1300 Kings Mountain Road, Martinsville, Virginia 24112. 16

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS Investments in the Company’s common stock involves risks. In addition to the other information set forth in this Annual Report on Form 10-K, including the information addressed above under “Important Note Regarding Forward-Looking Statements,” investors in the Company’s common stock should carefully consider the risk factors discussed below. The following discussion highlights the risks that we believe are material to the Company, but the following discussion does not necessarily include all risks that we may face, and an investor in the Company’s common stock should not interpret the disclosure of a risk in the following discussion to state or imply that the risk has not already materialized. These factors could materially and adversely affect the Company’s business, financial condition, liquidity, results of operations, and capital position, and could cause the Company’s actual results to differ materially from its historical results or the results contemplated by the forward-looking statements contained in this Annual Report on Form 10-K, in which case, the trading price of the Company’s common stock could decline. Risks Related to Credit A large percentage of the Company’s commercial loans are secured by real estate, and an adverse change in the real estate market or in economic conditions more generally may result in losses and adversely affect our profitability. Approximately 86.3% of the Company’s commercial loan portfolio as of December 31, 2022, was comprised of loans secured by real estate. An adverse change in the economy affecting occupancy and/or rental rates in the investment real estate market areas we serve could increase the likelihood of defaults. Real estate collateral securing the Company’s loans are a secondary source of repayment in the event of unremedied defaults. The value of the Company’s collateral could be impaired by changes in demand, rental rates and capitalization rates and could be insufficient to recover outstanding principal and interest. As a result, the Company’s profitability and financial condition could be negatively impacted by an adverse change in the real estate market. The Company relies on independent appraisals to determine the value of the real estate which secures a significant portion of our loans, and the values indicated by such appraisals may not be realizable if foreclosure on such loans is forced. A significant portion of the Company’s loan portfolio consists of loans secured by real estate. We rely on independent appraisers to provide professional opinions of the value of such real estate. Appraisals are only estimates of value and the independent appraisers may make mistakes of fact or judgment that adversely affect the reliability of their appraisals. In addition, events occurring after the initial appraisal may cause the value of the real estate to increase or decrease. As a result of any of these factors, the real estate securing some of the loans may be more or less valuable than anticipated at the time the loans were made. If a default occurs on a loan secured by real estate that is less valuable than originally estimated, the Company may not be able to recover the outstanding balance of the loan. The Company’s level of credit risk is elevated due to the concentration of commercial real estate loans and commercial real estate construction loans in its portfolio. As of December 31, 2022, the Company’s exposure to loans secured by commercial purpose real estate, including investment real estate loans related to hospitality, retail and multifamily apartments (but excluding construction) equated to $1.6 billion, or 50.6% of its total loan portfolio. The average balance of these loans are generally larger and these loans generally involve a more complex degree of financial and credit risk than loans secured by residential real estate. Repayment of these loans is dependent on the success of the borrower’s underlying business and/or the borrower’s ability to generate leases in order to receive sufficient cash flow to service its debts. The financial and credit risk associated with these loans is a result of several factors, including, but not limited to, macroeconomic conditions affecting supply, demand and property valuations, as well as larger balances in a smaller population of loans. The ongoing adverse economic effects of the COVID-19 pandemic could potentially exacerbate the financial and credit risk associated with these loans. In addition, a potential downturn in economic conditions could exacerbate the financial and credit risks associated with these loans. 17 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) The Company’s exposure to hospitality at December 31, 2022 equated to approximately $360.4 million, or 11.4% of its total loan portfolio. These were mostly loans secured by upscale or top tier flagged hotels, which have historically exhibited low leverage and strong operating cash flows. In 2020 and 2021, the COVID-19 pandemic significantly impacted demand for both leisure and business travel resulting in overall declines in occupancy and room rates. The Company offered an assistance program that deferred payments in order to alleviate the financial pressures related to depressed revenues caused by the COVID-19 pandemic. The Company closely monitored these borrowers, identified underperforming operators and de-risked the portfolio through note sales. During 2022, conditions in the hospitality industry, and especially leisure travel, improved despite the fact that the COVID-19 pandemic is ongoing. While we believe business travel is still depressed, but is improving, when compared to conditions prior to COVID-19, we believe borrowers focused on business travel were able to survive, in part due to the Company’s deferral programs. These programs ended on June 30, 2021 and these borrowers have returned to contractual payments and continue to perform. Property values have generally not deteriorated and, in certain circumstances, have increased. These developments, together with widespread labor shortages and additional shocks to economic conditions could generally impact operations and property valuations in hospitality and other commercial real estate exposures. As a result, our capital levels and results of operations could be adversely affected. The Company’s exposure to commercial real estate construction loans at December 31, 2022 equated to approximately $379.6 million, or 12.1% of total portfolio loans. Construction loans are inherently risky. These risks include, but are not limited to, potential adverse changes in material costs resulting in cost overruns, and the potential that the general contractors develop financial stress and are unable to complete projects and the speculative nature of lease up risk. A severe downturn in real estate could affect demand for leases, capitalization rates and property valuations, which could adversely affect our financial condition and results of operations. Our allowance for credit losses may be insufficient. The measure of our allowance for credit losses is dependent on the interpretation and application of the CECL methodology, which the Company adopted effective January 1, 2021, and which replaced the incurred loss methodology that was used by the Company and the Bank under GAAP prior to that date. The CECL methodology reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. Accordingly, the implementation of the CECL model changed the Company’s current method of providing allowance for credit losses (“ACL”) and resulted in material changes in the Company’s accounting for credit losses on financial instruments. The CECL model may create more volatility in the Company’s level of ACL, which, if materially increased, could adversely affect our business, financial condition, and results of operations. We will implement further enhancements or changes to our methodology, models and the underlying assumptions, estimates and assessments, as needed. If the assumptions or estimates we use in adopting the new standard are incorrect or we need to change our underlying assumptions and estimates, there may be a material adverse impact on our results of operation and financial condition. We maintain an ACL at a level we believe is adequate to absorb expected losses in our loan portfolio as of the corresponding balance sheet date. The process to determine the ACL uses models and assumptions that require us to make difficult and complex judgments that are often interrelated, including how borrowers will perform in changing economic and market conditions. Also, we may fail to accurately identify the appropriate economic indicators, to accurately estimate the timing of future changes in economic or market conditions, or to estimate accurately the impacts of future changes in economic or market conditions on our borrowers. Any of these failures could significantly impact the accuracy of our loss forecasts and allowance estimates and the sufficiency of our ACL. If the models, estimates, and assumptions we use to establish reserves or the judgments we make in extending credit to our borrowers prove inaccurate in predicting future events, we may suffer unexpected losses. There is no guarantee that our ACL will be sufficient to address credit losses, particularly if the 18

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) economic outlook deteriorates significantly and quickly. In such an event, we may need to increase our ACL, which would result in provisions for credit losses that would reduce our earnings. Additionally, to the extent that credit losses are worse than expected, which could be caused by persistent inflation or an economic recession that negatively impacts borrowers, we may need to increase our provision for loan losses. Our real estate lending business can result in increased costs associated with Other Real Estate Owned (“OREO”). Because we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we are exposed to the risks inherent in the ownership of real estate. We use methods for valuing collateral for individually evaluated loans and OREO that are in compliance with Accounting Standards Codification (“ASC”) Topic 310 Receivables. The methods require the use of assumptions that are subject to change based on events impacting real estate values. The amount that we may realize after a default is dependent upon factors outside of our control, including, but not limited to, general or local economic conditions, environmental cleanup liability, neighborhood values, interest rates, real estate tax rates, operating expenses of the mortgaged properties, and supply of and demand for properties. Certain expenditures associated with the ownership of income producing real estate, principally real estate taxes and maintenance costs, may adversely affect the net cash flows generated by the real estate. Therefore, the cost of operating income-producing real property may exceed the rental income earned from such property, and we may have to advance funds to protect our investment or we may be required to dispose of the real property at a loss. Risks Related to Our Operations and Technology A failure in or breach of our operational or security systems or infrastructure, or those of third parties, could disrupt the Company’s businesses, and adversely impact our results of operations, liquidity and financial condition, as well as cause reputational harm. The Company’s operational and security systems, infrastructure, including our computer systems, data management, and internal processes, as well as those of third parties, are integral to our business. We rely on our associates and third parties in our day-to-day and ongoing operations, who may, as a result of human error, misconduct or malfeasance, or failure or breach of third-party systems or infrastructure, expose us to risk. We have taken measures to implement backup systems and other safeguards to support our operations, but our ability to conduct business may be adversely affected by any significant disruptions to us or to third parties with whom we interact. In addition, our ability to implement backup systems and other safeguards with respect to third-party systems is more limited than with our own systems. The Company handles a substantial volume of customer and other financial transactions every day. Our financial, accounting, data processing, check processing, electronic funds transfer, loan processing, online and mobile banking, backup or other operating or security systems and infrastructure may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control. This could adversely affect our ability to process these transactions or provide these services. There could be sudden increases in customer transaction volume, electrical, telecommunications or other major physical infrastructure outages, natural disasters, events arising from local or larger scale political or social matters, including terrorist acts, and cyber-attacks. We continuously update these systems to support our operations and growth. This updating entails significant costs and creates risk associated with implementing new systems and integrating them with existing ones. Operational risk exposures could adversely impact our results of operations, liquidity and financial condition, and cause reputational harm. 19 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) A cyber-attack, information or security breach, or a technology failure of ours or of a third-party could adversely affect the Company’s ability to conduct business or manage exposure to risk, resulting in the disclosure or misuse of confidential or proprietary information, increase costs to maintain and update our operational systems, security systems, and infrastructure, and adversely impact results of operations, liquidity and financial condition, as well as cause reputation harm. The Company’s business is highly dependent on the security and efficacy of our infrastructure, computer and data management systems, as well as those of third parties with whom we interact. Cyber security risks for financial institutions have significantly increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign state actors. Our operations rely on the secure processing, transmission, storage and retrieval of confidential, proprietary and other information in our computer and data management systems and networks, and in the computer and data management systems and networks of third parties. We rely on digital technologies, computer, database and email systems, software, and networks to conduct our operations. In addition, to access our network, products and services, our customers and third parties may use personal mobile devices or computing devices that are outside of our network environment. Financial services institutions have been subject to, and are likely to continue to be the target of, cyber-attacks, including computer viruses, malicious or destructive code, phishing attacks, denial of service or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of the institution, its associates or customers or of third parties, or otherwise materially disrupt network access or business operations. For example, denial of service attacks have been launched against a number of large financial institutions and several large retailers have disclosed substantial cyber security breaches affecting debit and credit card accounts of their customers. We have not experienced material cyber security incidents in the past, but there is no assurance that we will not experience an attack in the future. Technology failures, cyber-attacks or other information or security breaches can cause material losses or other material consequences, and even with all reasonable security efforts, not every system or network breach can be prevented or even detected. Furthermore, because some of our employees are working remotely from their homes, there is an increased risk of disruption to our operations because our employees’ residential networks and infrastructure may not be as secure as our office environment. In addition to external threats, insider threats also represent a risk to us. Insiders, having legitimate access to our systems and the information contained in them, have the opportunity to make inappropriate use of the systems and information. We have policies, procedures and controls in place designed to prevent or limit this risk, but we cannot guarantee that such policies, procedures and controls fully mitigate this risk. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify and enhance our protective measures or to investigate and remediate any information security vulnerabilities or incidents. Any of these matters could result in loss of customers and business opportunities, significant disruption to our operations and business, misappropriation or destruction of our confidential information and/or that of our customers, damage to computers or systems of our customers and/or third parties, violation of applicable privacy laws and other laws, litigation, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, and additional compliance costs. In addition, any of the matters described above could adversely impact our results of operations and financial condition. The Company relies on third-party providers and other suppliers for a number of services that are important to our business. An interruption or cessation of an important service by any third-party could have a material adverse effect on our business. The Company is dependent for the majority of our technology, including our core operating system, on third-party providers. If these companies were to discontinue providing services to us, we may experience 20

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) significant disruptions to our business. In addition, each of these third parties faces the risk of a cyber-attack, information breach or loss, or technology failure and there is no assurance that they have not or will not experience a system or network breach. If any of our third-party service providers experience such difficulties, or if there is any other disruption in our relationships with them, we may be required to find alternative sources of such services, which may not be on comparable or commercially reasonable terms. We are dependent on these third-party providers securing their information systems, over which we have no control, and any failure to maintain performance, reliability and security of these systems could have a significant adverse effect on our financial condition or results of operations. A breach of our third-party providers’ information systems could adversely affect our ability to process transactions, service our clients or manage our exposure to risk and could result in the disclosure of sensitive, personal customer information, which could have a material adverse impact on our business through damage to our reputation, loss of customer business, remedial costs, additional regulatory scrutiny or exposure to civil litigation and possible financial liability. Assurance cannot be provided that we could negotiate terms with alternative service sources that are as favorable or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all, thereby resulting in a material adverse impact on our business and results of operations. The Company is dependent on its management team, and the loss of its senior executive officers or other key associates could impair its relationship with its customers and adversely affect its business and financial results. We believe that our growth and future success will depend in large part on the skills of our executive officers. We also depend upon the experience of the senior officers and other key personnel and their relationship with the communities they serve. The loss of the services of one or more of these officers or key personnel could have an adverse impact on the business of the Company because of their skills, knowledge of the market, years of industry experience and the difficulty promptly finding qualified replacement personnel. The success of our business strategies depends on our ability to identify and recruit individuals with experience and relationships in our primary markets. The successful implementation of our business strategy will require us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. The market for qualified management personnel is competitive, which has contributed to salary and employee benefit costs that have risen and are expected to continue to rise, which may have an adverse effect on the Company’s net income (loss). In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out our strategy is often lengthy, and we may not be able to effectively integrate these individuals into our operations. Our inability to identify, recruit and retain talented personnel to manage our operations effectively and in a timely manner could limit our growth or impair our ability to implement our business strategy effectively and efficiently, which could materially adversely affect our business. Risks Related to Market Conditions, Interest Rates and Investments The Company’s business is subject to interest rate risk and fluctuations in interest rates may adversely affect its earnings and capital levels. The majority of our assets are monetary in nature and, as a result, we are subject to significant risk from changes in interest rates. Changes in interest rates can impact our net interest income as well as the valuation of our assets and liabilities. Also, our earnings are significantly dependent on net interest income, which is the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. We expect we will experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this “gap” will work against us and our earnings may be negatively affected. 21 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) To combat rising inflation, in April, May, June, July, September, November and December of 2022, the Federal Reserve raised the federal funds benchmark rate by 25 basis point, 50 basis points, 75 basis points, 75 basis points and 75 basis points, 75 basis points and 50 basis points, respectively, for a total of 425 basis points in 2022. The Federal Reserve further raised the federal funds target range to 4.5% to 4.75% in February 2023. Although further increases to the target federal funds rate by the Federal Reserve are expected in 2023 to combat recent inflationary trends, if interest rates do not rise, or if the Federal Reserve lowers the target federal funds rate to below 0%, such low rates could limit our interest rate spread and may adversely affect our business forecasts. Moreover, if the interest rates on our interest-bearing liabilities increase at a faster pace than the interest rates on our interest-earning assets, the result would be a reduction in net interest income and with it, a reduction in net earnings. Further increases in the general level of interest rates, to combat inflation or otherwise, may also, among other things, result in a change in the mix of noninterest and interest-bearing accounts, reduce the demand for loans or increase the rate of default on existing loans. Conversely, a decrease in the general level of interest rates may, among other things, lead to an increase in prepayments on loans and increased competition for deposits. Accordingly, changes in the general level of market interest rates may affect net yield on interest-earning assets, loan origination volume, loan portfolios, and funding costs which impact our overall results. Although our asset-liability management strategy is designed to control our risk from changes in the general level of market interest rates, market interest rates will be affected by many factors outside of our control, including inflation, recession, changes in unemployment, other economic conditions, money supply and international disorder and instability in domestic and foreign financial markets. We are unable to predict changes in interest rates, which are affected by factors beyond our control, including inflation, deflation, recession, unemployment, money supply and other changes in financial markets. It is possible that significant or unexpected changes in interest rates may take place in the future, and we cannot always accurately predict the nature or magnitude of such changes or how such changes may affect our business or results of operations. The Value of our Investment Securities Could Decline. Changes in interest rates could cause the value of our investment securities to decline. We hold available-for-sale investment securities, which are carried at fair value, the majority of which are high-quality, liquid fixed income securities. The determination of fair value for certain of these securities requires significant judgment of management. Therefore, the market price we receive for our investment securities could be less than the carrying value for such securities. Further, the value of our investment portfolio could decline for numerous reasons, many of which are outside our control, including general market conditions, volatility in the securities market, changes in market interest rates, and inflation rates or expectations of inflation. For example, increases in interest rates or changes in interest rate spreads may negatively impact the fair value of our investment securities and may adversely affect accumulated other comprehensive income and, thus, our equity levels. Changes in interest rates could adversely affect our income and cash flows and may result in higher defaults and lower collateral values in a rising rate environment. Changes in interest rates will influence the origination of loans, the prepayment of loans, the fair value of existing assets and liabilities, the purchase of investments, the retention and generation of deposits, the rates received on loans and investment securities, and the rates paid on deposits or other sources of funding. In general, periods of rising interest rates and other inflationary pressures can have a significant negative effect on our borrowers, and particularly on borrowers that operate businesses that generate revenue to pay principal and interest on commercial loans. Periods of rising interest rates and other inflationary pressures could cause the values of collateral securing our loans to decline. If either our borrowers are negatively impacted by rising interest rates or other inflationary pressures, or if the value of collateral securing our loans declines, our financial performance may be negatively impacted. 22

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) The replacement of LIBOR as a financial benchmark presents risk to certain financial instruments that we own or to which we are a party. By June 2023, the LIBOR interest rate index is scheduled to be discontinued and the continued availability of the LIBOR index is no longer guaranteed. We cannot predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or will provide LIBOR quotations to market participants, or whether any additional reforms to LIBOR or other reference rates may be enacted. The market transition away from LIBOR to alternative reference rates is a complex process and could have a range of effects on our business, financial condition, and results of operations, including but not limited to by (i) adversely affecting the interest rates received or paid on the revenues and expenses associated with, or the value of our LIBOR-based assets and liabilities; (ii) adversely affecting the interest rates paid on or received from other securities or financial arrangements, or (iii) resulting in disputes, litigation or other actions with borrowers or other counterparties about the interpretation or enforceability of certain fallback language contained in LIBOR-based loans, securities or other contracts. The discontinuation of LIBOR could also result in operational, legal and compliance risks, and if we are unable to adequately manage such risks, they could have an adverse effect on our financial condition and results of operations. We have multiple alternative reference rates that we can use when entering into financial transactions with our customers and other counterparties. However, because there can be no assurances regarding which reference rate may become the primary replacement to LIBOR for all purposes, following LIBOR’s discontinuation there may be uncertainty or differences in the calculation of applicable interest rates or payment amounts, and we may incur significant additional costs associated with the transition away from LIBOR to a new reference rate. Risks Related to Liquidity We rely substantially on deposits obtained from customers in our target markets to provide liquidity and support growth, and impairment of our access to funding may negatively affect our financial performance. Our primary funding and liquidity source to support our business strategies is a stable customer deposit base. Deposit levels may be affected by a number of factors, including interest rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. If our deposit levels fall, we could lose a relatively low-cost source of funding and our interest expense would likely increase as we obtain alternative funding to replace lost deposits. If local customer deposits are not sufficient to fund our normal operations and growth, we will look to outside sources, such as fed funds lines with other financial institutions or borrowings with the FHLB and we have access to the institutional CD market and the brokered deposit market. We may also seek to raise funds through the issuance of shares of our common stock, or other equity or equity-related securities, or debt securities including subordinated notes as additional sources of liquidity. A number of factors, many of which are outside the Company’s control, could make accessing such financing more difficult or more expensive, or could make such financing unavailable altogether, including the financial condition of the Company, rate disruptions in the capital markets, the attractiveness of investing in or lending to financial services companies generally, and competition for funding from other banks, holding companies or similar financial service companies, some of which could be substantially larger or have stronger credit ratings or profiles. If we are unable to access funding sufficient to support our business operations and growth strategies or are only able to access such funding on unattractive terms, we may not be able to implement our business strategies which may negatively affect our financial performance. Our ability to meet contingency funding needs, in the event of a crisis that causes a disruption to our core deposit base, is dependent on access to wholesale markets, including funds provided by the FHLB of Atlanta. We own stock in the FHLB of Atlanta, in order to qualify for membership in the FHLB system, which enables us to borrow on our line of credit with the FHLB that is secured by a blanket lien on select commercial loans, multifamily loans, residential mortgages and investment securities available-for-sale and 23 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) is estimated to be equal to 25% of our assets approximating $1.0 billion, with available borrowing capacity subject to the amount of eligible collateral pledged at any given time. Changes or disruptions to the FHLB or the FHLB system in general may materially impact our ability to meet short and long-term liquidity needs or meet growth plans. Additionally, we cannot be assured that the FHLB will be able to provide funding to us when needed, nor can we be certain that the FHLB will provide funds specifically to us, should our financial condition and/or our regulators prevent access to our line of credit. The inability to access this source of funds could have a materially adverse effect on our ability to meet our customer’s needs. Our financial flexibility could be severely constrained if we were unable to maintain our access to funding or if adequate financing is not available at acceptable interest rates. We rely on dividends from our subsidiaries for most of our revenue. The Company is a separate and distinct legal entity from the Bank. A substantial portion of the Company’s revenue comes from dividends from the Bank. Various federal and Virginia laws and regulations limit the amount of dividends that the Bank may pay to us. Also, in the event the Bank is unable to pay dividends to the Company, the Company may not be able to service any debt that is outstanding, pay obligations, or pay any future dividends on its common stock. The inability to receive dividends from the Bank could have a material adverse effect on our business, financial condition, and results of operations. Risks Related to Owning Our Stock The market price of our common stock may fluctuate significantly in response to a number of factors. Our operating results may fluctuate due to a variety of factors, many of which are outside of our control, including the changing U.S. economic environment and changes in the commercial and residential real estate market, any of which may cause our stock price to fluctuate. If our operating results fall below the expectation of investors or securities analysts, the price of our common stock could decline substantially. Our stock price can fluctuate significantly in response to a variety of factors including, among other things: • volatility of stock market prices and volumes in general; • changes in market valuations of similar companies; • changes in the conditions of credit markets; • changes in accounting policies or procedures as required by the Financial Accounting Standards Board, or other regulatory agencies; • legislative and regulatory actions, including the impact of the Dodd-Frank Act and related regulations, that may subject us to additional regulatory oversight which may result in increased compliance costs and/or require us to change our business model; • government intervention in the U.S. financial system and the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the FRB; • additions or departures of key members of management; • fluctuations in our quarterly or annual operating results; and • changes in analysts’ estimates of financial performance. Future issuances of the Company’s common stock could adversely affect the market price of the common stock and could be dilutive. The Company is not restricted from issuing additional shares of common stock, and may issue securities that are convertible into or exchangeable for, or that represent the right to receive, shares of 24

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) common stock. Issuances of a substantial number of shares of common stock, or the expectation that such issuances might occur, including in connection with acquisitions by the Company, could materially adversely affect the market price of the shares of common stock and could be dilutive to shareholders. Because the Company’s decision to issue equity securities in the future will depend on market conditions and other factors, it cannot predict or estimate the amount, timing, or nature of possible future stock issuances. Accordingly, the Company’s shareholders bear the risk that future stock issuances will reduce market prices and dilute their stock holdings in the Company. Common stock is equity and is subordinate to the Company’s existing and future indebtedness and effectively subordinated to all the indebtedness and other non-equity claims against the Bank. Shares of the Company’s common stock are equity interests and do not constitute indebtedness. As such, shares of the common stock will rank junior to all of the Company’s indebtedness and to other non-equity claims against the Company and its assets available to satisfy claims against it, including in the event of the Company’s liquidation. The Company is permitted to incur additional debt. Upon liquidation, lenders and holders of the Company’s debt securities would receive distributions of the Company’s available assets prior to holders of the Company’s common stock. Furthermore, the Company’s right to participate in a distribution of assets upon the Bank’s liquidation or reorganization is subject to the prior claims of the Bank’s creditors, including holders of any depositors of the Bank or any debt issued by the Bank. Risks Related to Our Business Strategy Our profitability depends significantly on economic conditions. Our success depends primarily on the general economic conditions of the geographic markets in which we operate, primarily in Virginia and North Carolina. The local economic conditions in the areas where we operate have a significant impact on our commercial, real estate and construction loans, the ability of our borrowers to repay their loans and the value of the collateral securing these loans and on customer demand for loans, deposits and other bank products. A significant decline in general economic conditions, including a decline caused by the COVID-19 pandemic, inflation, recession, acts of terrorism, outbreak of hostilities (including the military conflict between Russia and Ukraine) or other international or domestic calamities, unemployment or other factors, all of which are beyond our control, could impact economic conditions and negatively affect our financial results. We face strong competition from financial services companies and other companies that offer banking services which could negatively affect our business. We conduct our banking operations primarily in Virginia and North Carolina, including Fredericksburg, Charlottesville, Lynchburg, Roanoke, Blacksburg, Martinsville, and Danville in Virginia, and Greensboro, Charlotte, Raleigh and Mooresville in North Carolina. Increased competition in these markets may result in reduced loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the same banking services that we offer in our service area. These competitors include national banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including without limitation, savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, our competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and ATMs, conduct extensive promotional and advertising campaigns and offer a wider range of products, services and technologies. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits, and range and quality of products and services provided, including new 25 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances enable more companies to provide financial services, products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. We also face competition from out-of-state financial intermediaries that have opened loan production offices or that solicit deposits in our market areas. If we are unable to attract and retain banking customers, we may be unable to continue to grow our loan and deposit portfolios or may be required to increase the rates we pay on deposits or lower the rates we offer on loans and results of operations and financial condition may otherwise be adversely affected. Our customers may increasingly decide not to use the Bank to complete their financial transactions, which would have a material adverse impact on our financial condition and operations. Technology and other changes are allowing parties to complete financial transactions through alternative methods that have historically involved banks. For example, customers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds, or general-purpose reloadable prepaid cards. Customers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. We face increasing competition from fintech companies, as trends toward digital financial transactions have accelerated during the COVID-19 pandemic. The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on our financial condition and results of operations. Risks Related to Regulatory Compliance and Legal Matters We are subject to extensive government regulation and supervision. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole, not security holders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. For example, we currently derive a portion of our noninterest income from consumer overdraft fees, which have recently come under scrutiny by banking regulators and politicians. Such regulators or politicians could act to impose additional restrictions on overdraft fee programs which could reduce our noninterest income, increase our compliance costs, or increase our exposure to regulatory and legal claims related to our overdraft program. Moreover, on August 16, 2022, the Inflation Reduction Act of 2022 was signed into law and it imposes a 1% excise tax on net repurchases of stock by certain publicly traded corporations. The excise tax is imposed on the value of net stock repurchased or treated as repurchased and will apply to stock repurchases occurring after December 31, 2022. Failure to comply with laws, regulations, policies or supervisory guidance could result in enforcement and other legal actions by Federal or state authorities, including criminal and civil penalties, the loss of FDIC insurance, the revocation of a banking charter, other sanctions by regulatory agencies, civil money penalties and/or reputational damage. In this regard, government authorities, including the bank regulatory agencies, are pursuing aggressive enforcement actions with respect to compliance and other legal matters involving financial activities, which heightens the risks associated with actual and perceived compliance failures. See “Supervision and Regulation” included in Item 1, Business, of this Annual Report on Form 10-K for a more detailed description of the certain regulatory requirements applicable to the Bank. 26

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) The Company is subject to more stringent capital and liquidity requirements as a result of the Basel III regulatory capital reforms and the Dodd-Frank Act, which could adversely affect its return on equity and otherwise affect its business. The Company and the Bank are each subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital, which each must maintain. From time to time, regulators implement changes to these regulatory capital adequacy guidelines. In addition, regulators may require the Company to maintain higher levels of regulatory capital based on the Company’s condition, risk profile, or growth plans or conditions in the banking industry or economy. The capital adequacy standards applicable to the Company and the Bank impose stricter capital requirements and leverage limits than the requirements to which the Company and the Bank were subject in the past. The application of more stringent capital requirements could, among other things, result in lower returns on equity, require the raising of additional capital, and result in regulatory actions if the Company were to be unable to comply with such requirements. Furthermore, the imposition of liquidity requirements in connection with the implementation of Basel III could result in the Company having to lengthen the term of its funding, restructure its business models, and/or increase its holdings of liquid assets. Implementation of changes to asset risk weightings for risk-based capital calculations, items included or deducted in calculating regulatory capital and/or additional capital conservation buffers could result in management modifying its business strategy, and could limit the Company’s ability to make distributions, including paying out dividends or buying back shares. If the Company and the Bank fail to meet these minimum capital guidelines and/or other regulatory requirements, the Company’s financial condition would be materially and adversely affected. Failure to maintain effective systems of internal control over financial reporting and disclosure controls and procedures could have a material adverse effect on our results of operation and financial condition. Effective internal controls over financial reporting and disclosure controls and procedures are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. We are required to establish and maintain an adequate internal control structure over financial reporting. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. As part of our ongoing monitoring of internal control, we may discover material weaknesses or significant deficiencies in our internal control that require remediation. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. Our inability to maintain the operating effectiveness of the controls described above could result in a material misstatement to our financial statements or other disclosures, which could have an adverse effect on our business, financial condition or results of operations. In addition, any failure to maintain effective controls or to timely effect any necessary improvement of our internal and disclosure controls could, among other things, require significant investments of management time, funds and other resources in remediation efforts, result in losses from fraud or error or harm to our reputation, or cause investors to lose confidence in our reported financial information, all of which could have a material adverse effect on our results of operation and financial condition. The Company may be involved in a variety of litigation and other actions, which may have a material adverse effect on its financial condition, results of operation or business. The Company operates in a business, legal and regulatory environment that exposes the Company to potential significant litigation risk, and the Company may be involved from time to time in a variety of litigation arising out of its business. Litigation and claims against the Company can arise from the Company’s lending activities, commercial agreements, compliance programs, and other general business matters. Such litigation and claims could involve large amounts in controversy and substantial legal costs 27 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) necessary for the Company’s defense or to recover amounts owed to the Company, and substantial legal liability, which may or may not be insured, against the Company could materially and adversely impact the Company’s financial condition and results of operations. Even if the Company has insurance coverage for certain claims or legal or administrative actions against it, the Company’s insurance may not cover all claims that may be asserted against it in legal or administrative actions or costs that it may incur defending such actions, and any claims asserted against it, regardless of merit or eventual outcome, may harm the Company’s reputation. Should the ultimate judgments or settlements and/or costs incurred in any litigation exceed any applicable insurance coverage, they could have a material adverse effect on the Company’s financial condition and results of operation for any period. Our risk management framework may not be effective in mitigating risk and loss. We maintain an enterprise risk management program that is designed to identify, quantify, monitor, report and control the risks we face. These risks include, but are not limited to, interest rate, credit, liquidity, operational, reputation, legal, compliance, economic and litigation risk. Although we assess our risk management program on an ongoing basis and make identified improvements to it, we can offer no assurances that this approach and risk management framework (including related controls) will effectively mitigate the risks listed above or limit losses that we may incur. If our risk management program has flaws or gaps, or if our risk management controls do not function effectively, our results of operations, financial condition or business may be adversely affected. Our earnings are significantly affected by the fiscal and monetary policies of the federal government and its agencies. The policies of the FRB affect us significantly. The FRB regulates the supply of money and credit in the United States. Its policies directly and indirectly influence the rate of interest earned on loans and paid on borrowings and interest-bearing deposits and can also affect the value of financial instruments we hold. Those policies determine, to a significant extent, our cost of funds for lending and investing, and can significantly impact the levels of inflation in the United States. Changes in those policies are beyond our control and are difficult to predict. FRB policies can also affect our borrowers, potentially increasing the risk that they may fail to repay their loans. For example, a tightening of the money supply by the FRB could reduce the demand for a borrower’s products and services. This could adversely affect the borrower’s earnings and ability to repay a loan, which could have a material adverse effect on our financial condition and results of operations. Increased scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to environmental, social and governance (“ESG”) practices may impose additional costs on the Company or expose it to new or additional risks. As a regulated financial institution and a publicly traded company, we are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to ESG practices and disclosure. Investor advocacy groups, investment funds, and influential investors are increasingly focused on these practices, especially as they relate to climate risk, hiring practices, the diversity of the work force, and racial and social justice issues. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact the Company’s reputation, ability to do business with certain partners, and stock price. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure. ESG-related costs, including with respect to compliance with any additional regulatory or disclosure requirements or expectations, could adversely impact our results of operations. 28

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1B. UNRESOLVED STAFF COMMENTS Not applicable. ITEM 2. PROPERTIES The Company’s principal executive office is located at 1300 Kings Mountain Road in Martinsville, Virginia. There are also two other corporate administrative locations that house its operations center and various other corporate functions. We offer our community banking services through 66 combined depository locations in Virginia and North Carolina at December 31, 2022, 53 offices are located in Virginia and 13 are located in North Carolina. Three of these depository banking locations are held under lease contracts. In addition, the Bank leases a loan production office, a commercial banking office and another office housing various Bank functions. Management believes the terms of the various leases are consistent with market standards and were arrived at through arm’s length bargaining. The leases are described in Note 8, Premises and Equipment, of the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K. ITEM 3. LEGAL PROCEEDINGS In the normal course of business, the Company is subject to various legal and administrative proceedings and claims. Legal and administrative proceedings are subject to inherent uncertainties and unfavorable rulings could occur, and the timing and outcome of any legal or administrative proceeding cannot be predicted with certainty. As of December 31, 2022, the Company is not involved in any material pending or threatened legal proceedings other than proceedings occurring in the ordinary course of business. ITEM 4. MINE SAFETY DISCLOSURES Not applicable. 29 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES PART II ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES Market for Common Stock and Dividends The Company’s common stock trades on NASDAQ, under the ticker symbol “CARE.” As of the close of business on March 7, 2023, we had 2,309 shareholders of record. Dividends On October 14, 2016, prior to the Reorganization, the board of directors of the Bank (the “Bank Board”) determined that it was prudent not to declare a quarterly cash dividend on the Bank’s common stock beginning in the fourth quarter of 2016. Notwithstanding the Bank’s prior practice of paying a quarterly cash dividend on its common stock, the Bank Board believed this decision was necessary and appropriate as the Bank committed, and now the Company commits, additional resources to assist with regulatory compliance, preserve capital during the COVID-19 pandemic, and make significant investments in new technology and human resources. The Bank Board paid a special one-time cash dividend of $0.14 per share on March 3, 2020. The amount and timing of future dividends, if any, remains subject to the discretion of the Board and will depend upon a number of factors, including future earnings, financial condition, liquidity and capital requirements of the Company, applicable governmental regulations and other factors deemed relevant by the Board. Repurchases of Shares of Common Stock On June 28, 2022, the Company announced that its Board authorized, effective August 1, 2022, a common share repurchase program to purchase up to 750,000 shares of the Company’s common stock in the aggregate over a period of twelve months, subject to non-objection from the Federal Reserve Bank of Richmond, which was received in July 2022 (the “Current Program”). The Current Program authorizes the purchase of the Company’s common stock in open market transactions or privately negotiated transactions, including pursuant to a trading plan in accordance with Rule 10b-18 promulgated under the Exchange Act. The authorization permits management to repurchase shares of the Company’s common stock from time to time at management’s discretion. The actual means and timing of any shares purchased under the Current Program will depend on a variety of factors, including the market price of the Company’s common stock, general market and economic conditions, and applicable legal and regulatory requirements. The Current Program is authorized through August 1, 2023, although it may be modified or terminated by the Board at any time. The Current Program does not obligate the Company to purchase any particular number of shares. Previously on December 13, 2021, the Company announced that its Board authorized, effective December 10, 2021, a common share repurchase program to purchase up to 2,000,000 shares of the Company’s common stock in the aggregate over a period of twelve months (the “Prior Program”). The Prior Program authorized the purchase of the Company’s common stock in open market transactions or privately negotiated transactions, including pursuant to a trading plan in accordance with Rule 10b5-1 and/ or Rule 10b-18 promulgated under the Exchange Act. The Prior Program permitted management to repurchase shares of the Company’s common stock from time to time at management’s discretion. The Prior Program was originally authorized through December 9, 2022, did not obligate the Company to purchase any particular number of shares, and was exhausted as of April 28, 2022. 30

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES (continued) The following table provides information regarding the Company’s purchases of our common stock during the quarter ended December 31, 2022: Period Total Number of Shares Purchased Average Price Paid Per Share Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs Maximum Number of Shares That May Yet be Purchased Under the Plans or Programs(1) 10/10/2022 – 10/31/2022 — $ — — 285,792 11/01/2022 – 11/30/2022 56,572 18.19 56,572 229,220 12/01/2022 – 12/31/2022 96,988 18.21 96,988 132,232 Total 153,560 $18.20 153,560 (1) The number shown represents, as of the end of each period, the approximate number of Common Stock shares that may yet be purchased under publicly-announced share repurchase plan authorizations. The shares may be purchased, from time-to-time, depending on market conditions. Five-Year Cumulative Total Return The following chart compares the cumulative total shareholder return on our common stock with the cumulative total return of the NASDAQ Composite Index and S&P U.S. BMI Banks Index, which includes the stocks of banks, thrifts and bank and financial holding companies listed on all major exchanges (NYSE, AMEX, NASDAQ) in the S&P Global Market Intelligence’s coverage universe. 50 100 150 200 250 In d ex V al u e 12/31/17 Total Return Performance 12/31/19 12/31/21 12/31/2212/31/2012/31/18 Carter Bankshares, Inc. NASDAQ Composite Index S&P U.S. BMI Banks Index Period Ending Index 12/31/17 12/31/18 12/31/19 12/31/20 12/31/21 12/31/22 Carter Bankshares, Inc.(1) 100.00 85.47 135.16 61.52 88.32 95.21 NASDAQ Composite Index 100.00 97.16 132.81 192.47 235.15 158.65 S&P U.S. BMI Banks Index 100.00 83.54 114.74 100.10 136.10 112.89 (1) An investment in Carter Bankshares, Inc. prior to November 2020 represents an investment in Carter Bank & Trust. 31 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 6. [RESERVED] ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OVERVIEW The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to help the reader understand Carter Bankshares, Inc., our operations, and our present business environment. The MD&A is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the accompanying notes thereto contained in Item 8 of this Annual Report on Form 10-K. The MD&A includes the following sections: • Explanation of Use of Non-GAAP Financial Measures • Critical Accounting Policies and Estimates • Our Business • Results of Operations and Financial Condition • Capital Resources • Contractual Obligations • Off-Balance Sheet Arrangements • Liquidity • Inflation • Stock Repurchase Program This section reviews our financial condition for each of the past two years and results of operations for each of the past three years. Certain reclassifications have been made to prior periods to place them on a basis comparable with the current period presentation. Some tables may include additional time periods to illustrate trends within our Consolidated Financial Statements and notes thereto. The results of operations reported in the accompanying Consolidated Financial Statements are not necessarily indicative of results to be expected in future periods. Explanation of Use of Non-GAAP Financial Measures In addition to the results of operations presented in accordance with generally accepted accounting principles in the United States (“GAAP”), management uses, and this annual report references, interest and dividend income, yield on interest earnings assets, net interest income and net interest margin on a fully taxable equivalent, (“FTE”) basis, which are non-GAAP financial measures. Management believes these measures provide information useful to investors in understanding our underlying business, operational performance and performance trends as it facilitates comparisons with the performance of other companies in the financial services industry. The Company believes the presentation of interest and dividend income, yield on interest earnings assets, net interest income and net interest margin on an FTE basis ensures the comparability of interest and dividend income, yield on interest earning assets, net interest income and net interest margin arising from both taxable and tax-exempt sources and is consistent with industry practice. Interest and dividend income (GAAP) per the Consolidated Statements of Income is reconciled to interest and dividend income adjusted on an FTE basis, yield on interest earning assets (GAAP) is reconciled to yield on interest earning assets adjusted on an FTE basis, net interest income (GAAP) is reconciled to net interest income adjusted on an FTE basis and net interest margin (GAAP) is reconciled to net interest margin adjusted on an FTE basis in the “Results of Operations and Financial Condition — Net Interest Income” section of this MD&A for the years ended 2022, 2021 and 2020. 32

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) Although management believes that this non-GAAP financial measure enhances investors’ understanding of our business and performance, this non-GAAP financial measure should not be considered an alternative to GAAP or considered to be more relevant than financial results determined in accordance with GAAP, nor is it necessarily comparable with similar non-GAAP measures which may be presented by other companies. Critical Accounting Estimates The Company’s preparation of financial statements in accordance with GAAP requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. Over time, these estimates, assumptions and judgments may prove to be inaccurate or vary from actual results and may significantly affect our reported results and financial position for the periods presented or in future periods. We currently view the determination of the allowance for credit losses to be critical, because it is made in accordance with GAAP, is highly dependent on subjective or complex judgments, assumptions and estimates made by management and have had or is reasonably likely to have a material impact on the Company’s financial condition and results of operations. We have identified the following critical accounting estimate: Allowance for Credit Losses (“ACL”) The ACL represents an amount which, in management’s judgment, is adequate to absorb expected credit losses over the life of outstanding loans as of the balance sheet date based on the evaluation of current risk characteristics of the loan portfolio, past events, current conditions, reasonable and supportable forecasts of future economic conditions and prepayment experience. The ACL is measured and recorded upon the initial recognition of a financial asset. The ACL is reduced by charge-offs, net of recoveries of previous losses, and is increased by a provision or decreased by a recovery for credit losses, which is recorded as a current period operating expense. Determination of an appropriate ACL is inherently complex and requires the use of significant and highly subjective estimates. The reasonableness of the ACL is reviewed quarterly by management. Management believes it uses relevant information available to make determinations about the ACL and that it has established the existing allowance in accordance with GAAP. However, the determination of the ACL requires significant judgment, and estimates of expected credit losses in the loan portfolio can vary from the amounts actually observed. While management uses available information to recognize expected credit losses, future additions to the ACL may be necessary based on changes in the loans comprising the portfolio, changes in the current and forecasted economic conditions, changes to the interest rate environment which may directly impact prepayment and curtailment rate assumptions, and changes in the financial condition of borrowers. The ACL “base case” model is derived from various economic forecasts provided by widely recognized sources. Management evaluates the variability of market conditions by examining the peak and trough of economic cycles. These peaks and troughs are used to stress the base case model to develop a range of potential outcomes. Management then determines the appropriate reserve through an evaluation of these various outcomes relative to current economic conditions and known risks in the portfolio. For the year ended December 31, 2022 the range of outcomes would produce a 17% reduction or a 27% increase in reserves based on the best and worst case scenarios, respectively. Refer to Note 1, Summary of Significant Accounting Policies, for further detailed descriptions of our estimation process and methodology related to the ACL and Note 6, Allowance for Credit Losses, of this Annual Report on Form 10-K. Our Business and Strategy Carter Bankshares, Inc. (the “Company”) is a bank holding company headquartered in Martinsville, Virginia with assets of $4.2 billion at December 31, 2022. The Company conducts its business solely 33 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) through the Bank, an insured, Virginia state-chartered bank. The Company provides a full range of financial services with retail, and commercial banking products and insurance. Our common stock trades on the Nasdaq Global Select Market under the ticker symbol “CARE.” The Company earns revenue primarily from interest on loans and securities and fees charged for financial services provided to our customers. The Company incurs expenses for the cost of deposits, provision for credit losses and other operating costs such as salaries and employee benefits, data processing, occupancy and tax expense. For the 2023-2025 fiscal year periods, the Company will be focusing on refining and enhancing the Bank’s guiding principles to better align with the future of the Company. A new mission, vision, and set of core values are in development and the Company expects to rollout this plan in 2023. The Company’s current mission is to strive to be the preferred lifetime financial partner for its customers and shareholders, and the employer of choice in the communities the Company is privileged to serve. The vision and purpose of the Company is to enrich lives and enhance communities today, to build a better tomorrow, with values of loyalty, care, optimism, trustworthiness and innovation. The Company’s Board of Directors and management believe that the Bank is at a turning point in its evolution and transformation. The Company’s focus will shift from restructuring the balance sheet to pursuing a growth strategy that focuses on organic growth. Another area of focus will be to consider opportunistic acquisitions that the Company believes will fit with its strategic vision. Our focus continues to be on loan and deposit growth, as well as, implementing opportunities to increase fee income while closely monitoring our operating expenses. The Company is focused on executing this strategy to successfully build our new brand and grow our business in our current markets as well as new markets. Results of Operations and Financial Condition Earnings Summary 2022 Highlights • Net interest income increased $28.7 million, or 25.9%, to $139.9 million for the full year 2022 compared to $111.2 million for the full year 2021 primarily due an increase of 61 basis points in the yield on earning assets due to the rising interest rate environment and by a reduction of nine basis points in funding costs; • The provision for credit losses decreased $0.9 million to $2.4 million for the year ended December 31, 2022, compared to the full year ended December 31, 2021; • Total noninterest income decreased $7.2 million to $21.7 million for the full year 2022 compared to $28.9 million for the full year 2021 due primarily to a reduction in gains on sales of securities; • Total noninterest expense decreased $5.3 million to $97.0 million for the full year 2022 compared to $102.3 million for the full year 2021 primarily resulting from our retail branch optimization project and the reversal of tax credit amortization due to an in-service date extension to 2023; and • Provision for income taxes increased $7.5 million to $11.6 million for the full year 2022 compared to $4.1 million for the full year 2021. Balance Sheet Highlights (period-end balances, December 31, 2022 compared to December 31, 2021) • The securities portfolio decreased $86.1 million and is currently 19.9% of total assets compared to 22.3% of total assets. The decrease is due to the Company’s strategy of redeploying securities maturities into higher yielding loan growth and the continued decline in fair value due to rising market interest rates; 34

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) • Total portfolio loans increased $336.8 million, or 12.0%, primarily due to consistent loan growth in 2022; • The portfolio loans to deposit ratio was 86.7%, compared to 76.0%, since deposits decreased; • Total deposits decreased $68.2 million to $3.6 billion at December 31, 2022 compared to December 31, 2021; • The ACL to total portfolio loans ratio was 2.98% compared to 3.41%. The ACL on portfolio loans totaled $93.9 million at December 31, 2022, compared to $95.9 million with the decrease driven by declines in the other segment due to principal pay-downs, offset by loan growth and increased qualitative reserves; • During 2022, the Company repurchased 2,587,361 shares totaling $42.9 million under its stock repurchase program at a weighted average cost of $16.59. There were 132,232 shares available for repurchase at December 31, 2022 under the current repurchase program. The Company reported net income of $50.1 million, or $2.03 diluted earnings per share for the year ended December 31, 2022 compared to net income of $31.6 million, or $1.19 diluted earnings per share, for the year ended December 31, 2021. Years Ended December 31, PERFORMANCE RATIOS 2022 2021 2020 Return on Average Assets 1.21% 0.76% (1.12)% Return on Average Shareholders’ Equity 14.30% 7.92% (9.78)% Portfolio Loans to Deposit Ratio 86.74% 76.03% 79.99% Allowance for Credit Losses to Total Portfolio Loans 2.98% 3.41% 1.83% Net Interest Income Our principal source of revenue is net interest income. Net interest income represents the difference between the interest and fees earned on interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is affected by changes in the average balance of interest-earning assets, interest-bearing liabilities, as well as changes in interest rates and spreads. The level and mix of interest-earning assets and interest-bearing liabilities is managed by our Asset and Liability Committee (“ALCO”), in order to mitigate interest rate and liquidity risks of the balance sheet. A variety of ALCO strategies were implemented, within prescribed ALCO risk parameters, to produce what the Company believes is an acceptable level of net interest income. Net interest income and the net interest margin are presented on an FTE basis. The FTE basis (non-GAAP) adjusts net interest income and net interest margin for the tax benefit of income on certain tax-exempt loans and securities using the applicable federal statutory tax rate for each period (which was 21% for the periods presented) and the dividend-received deduction for equity securities. The Company believes this FTE basis presentation provides a relevant comparison between taxable and non-taxable sources of interest income. Refer to the “Explanation of Use of Non-GAAP Financial Measures” above for additional discussion regarding the non-GAAP measures used in this Annual Report on Form 10-K. The following table reconciles interest and dividend income (GAAP), yield on interest-earning assets (GAAP), net interest margin (GAAP) and net interest income per the Consolidated Statements of Income (Loss) to interest and dividend income on an FTE basis (non-GAAP), yield on interest-earning assets on an FTE basis (non-GAAP), net interest margin on an FTE basis (non-GAAP) and net interest income on an FTE basis (non-GAAP), respectively, for the periods presented: 35 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) Years Ended December 31, (Dollars in Thousands) 2022 2021 2020 Interest and Dividend Income (GAAP) $ 160,182 $ 133,897 $ 140,941 Tax Equivalent Adjustment 1,143 1,492 2,375 Interest and Dividend Income (FTE) (Non-GAAP) 161,325 135,389 143,316 Average Earning Assets 4,023,634 3,971,640 3,833,681 Yield on Interest-earning Assets (GAAP) 3.98% 3.37% 3.68% Yield on Interest-earning Assets (FTE) (Non-GAAP) 4.01% 3.41% 3.74% Net Interest Income 139,928 111,183 105,115 Tax Equivalent Adjustment 1,143 1,492 2,375 Net Interest Income (FTE) (Non-GAAP) $ 141,071 $ 112,675 $ 107,490 Average Earning Assets 4,023,634 3,971,640 3,833,681 Net Interest Margin (GAAP) 3.48% 2.80% 2.74% Net Interest Margin (FTE) (Non-GAAP) 3.51% 2.84% 2.80% Average Balance Sheet and Net Interest Income Analysis (FTE) Total net interest income increased $28.7 million, or 25.9% to $139.9 million for the year ended December 31, 2022 compared to the same period in 2021. The increase for the year ended December 31, 2022 compared to the same period in 2021 was primarily due to an increase in average interest-earning assets of $52.0 million and higher interest rate yields on interest-earning assets of 61 basis points due to the rising interest rate environment during fiscal year 2022. Net interest income, on an FTE basis (non-GAAP), increased $28.4 million, or 25.2%, to $141.1 million for the year ended December 31, 2022 compared to $112.7 million for the same period in 2021. The increases in net interest income, on an FTE basis (non-GAAP), was driven by an increase in interest income of $25.9 million and lower interest expense of $2.5 million for the year ended December 31, 2022 when compared to the same period in 2021. Net interest margin increased 68 basis points to 3.48% for the year ended December 31, 2022 compared to 2.80% for the same period in 2021. Net interest margin, on an FTE basis (non-GAAP), increased 67 basis points to 3.51% for the year ended December 31, 2022 compared to 2.84% for the same period in 2021. The Company continues to focus on the expansion of net interest income and net interest margin. The full year of 2022 was positively impacted by an increase in the yield on loans and investment securities due to the rising interest rate environment as well as the continued decline in funding costs. The full year of 2022 was also positively impacted by enhanced pricing on loans related to one large credit relationship. Certain of these loans may not be renewed at maturity and/or may not otherwise impact the net interest income and net interest margin as significantly in future periods. In addition, rising market interest rates may begin to increase the Company’s funding costs in future periods. 36

CARTER BANKSHARES, INC. AND SUBSIDIARIES

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The following table provides information regarding the average balances, interest and rates earned on interest-earning assets and the average balances, interest and rates paid on interest-bearing liabilities for the years ended December 31:

	2022			2021			2020		
(Dollars in Thousands)	**Average Balance**	**Income/ Expense**	**Yield/Rate**	**Average Balance**	**Income/ Expense**	**Yield/Rate**	**Average Balance[3]**	**Income/ Expense**	**Yield/ Rate**
ASSETS									
Interest-Bearing Deposits with Banks	$ 50,797	$ 341	0.67%	$ 194,492	$ 271	0.14%	$ 104,526	$ 302	0.29%
Tax-Free Investment Securities[2]	30,109	877	2.91%	34,171	1,116	3.27%	47,364	1,567	3.31%
Taxable Investment Securities	950,557	20,330	2.14%	798,672	12,442	1.56%	697,408	14,264	2.05%
Total Securities	**980,666**	**21,207**	**2.16%**	**832,843**	**13,558**	**1.63%**	**744,772**	**15,831**	**2.13%**
Tax-Free Loans[1][2]	144,617	4,569	3.16%	189,716	5,991	3.16%	307,023	9,739	3.17%
Taxable Loans[1]	2,844,303	135,054	4.75%	2,751,169	115,448	4.20%	2,672,435	117,226	4.39%
Total Loans	**2,988,920**	**139,623**	**4.67%**	**2,940,885**	**121,439**	**4.13%**	**2,979,458**	**126,965**	**4.26%**
Federal Home Loan Bank Stock	3,251	154	4.74%	3,420	121	3.54%	4,925	218	4.43%
Total Interest-Earning Assets	**4,023,634**	**161,325**	**4.01%**	**3,971,640**	**135,389**	**3.41%**	**3,833,681**	**143,316**	**3.74%**
Noninterest Earning Assets	117,135			170,856			276,473		
Total Assets	**$4,140,769**			**$4,142,496**			**$4,110,154**		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-Bearing Demand	$ 489,298	$ 1,578	0.32%	$ 413,714	$ 1,007	0.24%	$ 321,036	$ 1,140	0.36%
Money Market	521,269	1,842	0.35%	383,391	1,130	0.29%	197,225	924	0.47%
Savings	720,682	742	0.10%	663,382	682	0.10%	599,637	632	0.11%
Certificates of Deposit	1,271,548	14,454	1.14%	1,484,436	19,427	1.31%	1,818,837	32,695	1.80%
Total Interest-Bearing Deposits	**3,002,797**	**18,616**	**0.62%**	**2,944,923**	**22,246**	**0.76%**	**2,936,735**	**35,391**	**1.21%**
FHLB Borrowings	29,849	1,163	3.90%	25,986	313	1.20%	30,628	361	1.18%
Federal Funds Purchased	5,711	188	3.29%	—	—	—%	55	1	1.82%
Other Borrowings	5,885	287	4.88%	3,167	155	4.89%	1,408	73	5.18%
Total Borrowings	**41,445**	**1,638**	**3.95%**	**29,153**	**468**	**1.61%**	**32,091**	**435**	**1.36%**
Total Interest-Bearing Liabilities	**3,044,242**	**20,254**	**0.67%**	**2,974,076**	**22,714**	**0.76%**	**2,968,826**	**35,826**	**1.21%**
Noninterest-Bearing Liabilities	746,117			769,401			667,914		
Shareholders' Equity	350,410			399,019			473,414		
Total Liabilities and Shareholders' Equity	**$4,140,769**			**$4,142,496**			**$4,110,154**		
Net Interest Income[2]		**$141,071**			**$112,675**			**$107,490**	
Net Interest Margin[2]			**3.51%**			**2.84%**			**2.80%**

(1) Nonaccruing loans are included in the daily average loan amounts outstanding.
(2) Tax-exempt income is on an FTE basis using the statutory federal corporate income tax rate of 21 percent.
(3) Loan and deposit balances include held-for-sale transactions in connection with sale of Bank branches.

Interest income increased $26.3 million, or 19.6% for 2022 compared to 2021. Interest income, on an FTE basis (non-GAAP), increased $25.9 million, or 19.2%, for 2022 compared to 2021. The change was primarily due to increases in average interest-earning assets of $52.0 million for 2022, and higher interest rate yields on interest-earning assets of 60 basis points compared to 2021 due to the rising interest rate environment in fiscal year 2022. Average interest-bearing deposits with banks decreased $143.7 million in 2022, and the average rate paid increased 53 basis points for 2022 compared to 2021 as funds were deployed into higher yielding loans and securities.

Average loan balances increased $48.0 million primarily influenced by the consistent loan growth in 2022 as compared to 2021. The average rate earned on loans increased 54 basis points for 2022 compared to 2021 primarily due to increased short-term interest rates during 2022. At December 31, 2022, the loan portfolio was comprised of 26.8% floating rate loans which reprice monthly, 41.2% variable rate loans that reprice at least once during the life of the loan and 32.0% fixed rate loans that do not reprice during the life of the loan.

Form 10-K

37

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) Average investment securities increased $147.8 million and the average rate earned increased 53 basis points for 2022 compared to 2021. The change in investment securities is the result of active balance sheet management to deploy excess cash combined with the continued decline in fair value. The portfolio has been diversified as to bond types, maturities, and interest rate structures. As of December 31, 2022, the securities portfolio was comprised of 47.3% variable rate securities with approximately 45.8% that will reprice at least once over the next 12 months. Having a significant percentage of variable rate securities is an important strategy during times of rising interest rates because fixed-rate bond prices generally fall when interest rates increase, which can result in unrealized losses. However, variable rate securities do not carry as much interest rate risk so there is much less price volatility. This variable rate structure is expected to limit the impact of rising rates on the Company’s unrealized losses on debt securities. Interest expense decreased $2.5 million for 2022 compared to 2021. The decrease was primarily due to the intentional runoff of higher cost certificates of deposits (“CDs”) in 2021 and the first half of 2022. Interest expense on deposits decreased $3.6 million for 2022 compared to 2021 primarily due to the decline in the average balance of CDs and the reduction in average rates paid on CDs. The decrease of $212.9 million or 14.3% in the average balance of CDs for 2022 compared to 2021 was primarily due to the aforementioned intentional runoff of these higher cost CDs. The average balances on our interest-bearing core deposits, including money market accounts, interest-bearing demand accounts and savings accounts increased by $137.9 million, $75.6 million and $57.3 million, respectively, for the year ended December 31, 2022, compared to the same period in 2021. The average rates paid on interest-bearing demand accounts increased eight basis points for the year ended December 31, 2022 and the average rate paid on money market accounts increased six basis points for the year ended December 31, 2022, when compared to the same period in 2021. The average rates paid on savings accounts for the year ended December 31, 2022 compared to the same period in 2021 remained unchanged. Overall, the cost of interest-bearing liabilities decreased nine basis points for 2022 compared to 2021. Due to historically low market interest rates during 2021 and the first half of 2022, the Company was able to migrate away from higher rate CDs and grow lower yielding, more liquid products. During the second half of 2022 market interest rates increased quickly providing new incentives for customers to seek out higher yielding CDs. 38

CARTER BANKSHARES, INC. AND SUBSIDIARIES

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The following table sets forth for the periods presented a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates:

	2022 Compared to 2021			2021 Compared to 2020		
(Dollars in Thousands)	**Volume(3)**	**Rate(3)**	**Increase/ (Decrease)**	**Volume(3)**	**Rate(3)**	**Increase/ (Decrease)**
Interest Earned on:						
Interest-Bearing Deposits with Banks	$ (324)	$ 394	$ 70	$ 177	$ (208)	$ (31)
Tax-Free Investment Securities(2)	(125)	(114)	(239)	(431)	(20)	(451)
Taxable Investment Securities	2,664	5,224	7,888	1,884	(3,706)	(1,822)
Total Securities	**2,539**	**5,110**	**7,649**	**1,453**	**(3,726)**	**(2,273)**
Tax-Free Loans(1)(2)	(1,425)	3	(1,422)	(3,705)	(43)	(3,748)
Taxable Loans (1)	4,013	15,593	19,606	3,393	(5,171)	(1,778)
Total Loans	**2,588**	**15,596**	**18,184**	**(312)**	**(5,214)**	**(5,526)**
Federal Home Loan Bank Stock	(6)	39	33	(58)	(39)	(97)
Total Interest-Earning Assets	**$ 4,797**	**$21,139**	**$25,936**	**$ 1,260**	**$(9,187)**	**$ (7,927)**
Interest Paid on:						
Interest-Bearing Demand	$ 205	$ 366	$ 571	$ 280	$ (413)	$ (133)
Money Market	458	254	712	640	(434)	206
Savings	59	1	60	66	(16)	50
Certificates of Deposit	(2,595)	(2,378)	(4,973)	(5,352)	(7,916)	(13,268)
Total Interest-Bearing Deposits	**(1,873)**	**(1,757)**	**(3,630)**	**(4,366)**	**(8,779)**	**(13,145)**
Federal Funds Purchased	188	—	188	—	(1)	(1)
FHLB Borrowings	53	797	850	(56)	8	(48)
Other Borrowings	133	(1)	132	86	(4)	82
Total Borrowings	**374**	**796**	**1,170**	**30**	**3**	**33**
Total Interest-Bearing Liabilities	**$(1,499)**	**$ (961)**	**$ (2,460)**	**$(4,336)**	**$(8,776)**	**$(13,112)**
Change in Net Interest Margin	**$ 6,296**	**$22,100**	**$28,396**	**$ 5,596**	**$ (411)**	**$ 5,185**

(1) Nonaccruing loans are included in the daily average loan amounts outstanding.
(2) Tax-exempt income is on an FTE basis (non-GAAP) using the statutory federal corporate income tax rate of 21 percent.
(3) Changes to rate/volume are allocated to both rate and volume on a proportionate dollar basis.

Provision (Recovery) for Credit Losses

The Company recognizes provision (recovery) for the ACL based on the difference between the existing balance of ACL reserves and the ACL reserve balance necessary to adequately absorb expected credit losses associated with the Company's financial instruments. Similarly, the Company recognizes provision (recovery) expense for unfunded commitments based on the difference between the existing balance of reserves for unfunded commitments and the reserve balance for unfunded commitments necessary to adequately absorb expected credit losses associated with those commitments. The Company adopted ASU 2016-03 on January 1, 2021, and increased the ACL by $64.5 million, for the Day 1 adjustment which included $61.6 million to the ACL and $2.9 million related to the life-of-loan reserve on unfunded loan commitments.

The ACL as a percentage of total portfolio loans was 2.98% at December 31, 2022 and 3.41% at December 31, 2021. The provision (recovery) for credit losses decreased $0.9 million to $2.4 million for the year ended 2022 compared to year ended 2021. The decrease for the full year of 2022 was primarily driven by the release of $7.0 million of reserves that were allocated to the other segment due to principal pay-downs, partially offset by strong loan growth, increased qualitative reserves of $3.0 million, and net charge-offs of $4.5 million. The increase in qualitative reserves were factors attributable to the residential

Form 10-K

39

CARTER BANKSHARES, INC. AND SUBSIDIARIES

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

mortgage and commercial construction portfolios. Project costs continue to escalate due to supply chain and labor disruptions as well as increased material costs. Supply chain and labor disruptions cause the overall construction duration to increase, increasing interest costs to the borrower. The Bank has observed a handful of significant cost overruns on Commercial Real Estate, ("CRE") projects. To date, these cost overruns have either been funded by the borrower and/or project sponsors or partially funded by the Bank within acceptable underwriting guidelines. The Company continues to monitor these trends by diligently collecting data on commercial construction projects and analyzing risk presented to the Company's loan portfolio.

A provision of $0.5 million was recorded in 2022 related to the provision for unfunded commitments primarily related to increases in construction commitments.

Net charge-offs were $4.5 million for the full year 2022 compared to $23.1 million for the full year 2021. During 2022, net charge-offs were primarily included in the commercial and industrial, ("C&I"), and other consumer segments. Net charge-offs of $23.1 million during the full year 2021 was primarily attributable to the resolution of five problem relationships, in which the majority of losses were anticipated and previously reserved. As a percentage of average portfolio loans, on an annualized basis, net charge-offs were 0.15% and 0.79% for the years ended 2022 and 2021, respectively. See the "Allowance for Credit Losses" section of this MD&A for additional details regarding our charge-offs.

Nonperforming loans ("NPLs") decreased at December 31, 2022 by $0.8 million, or 10.2% to $6.6 million compared to $7.4 million at December 31, 2021. The decrease was primarily due to a significant reduction of our largest NPL relationship in addition to pay-downs on other existing NPLs, all offset by a new NPL in the amount of $1.2 million. NPLs as a percentage of total portfolio loans were 0.21% at December 31, 2022 compared to 0.26% at December 31, 2021. See the "Credit Quality" section of this MD&A for more detail on our NPLs.

Discussion of net interest income for the year ended December 31, 2020 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis," under the heading "Net Interest Income" in the Company's Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 11, 2022, and is incorporated herein by reference.

Noninterest Income

	Years Ended December 31,			
(Dollars in Thousands)	**2022**	**2021**	**$ Change**	**% Change**
Gain on Sales of Securities, net	$ 46	$ 6,869	$(6,823)	(99.3)%
Service Charges, Commissions and Fees	7,168	6,662	506	7.6%
Debit Card Interchange Fees	7,427	7,226	201	2.8%
Insurance Commissions	1,961	1,901	60	3.2%
Bank Owned Life Insurance Income	1,357	1,380	(23)	(1.7)%
Gains on Sales and Write-downs of Bank Premises, net	73	—	73	NM
Other Real Estate Owned Income	50	90	(40)	(44.4)%
Commercial Loan Swap Fee Income	774	2,416	(1,642)	(68.0)%
Other	2,862	2,337	525	22.5%
Total Noninterest Income	**$21,718**	**$28,881**	**$(7,163)**	**(24.8)%**

Total noninterest income decreased $7.2 million, or 24.8%, to $21.7 million for the year ended December 31, 2022 when compared to December 31, 2021. The decrease was primarily related to declines of $6.8 million in net security gains for the year ended December 31, 2022 when compared to December 31, 2021. The decline in security gains during 2022 was due to the rising interest rate environment resulting in lower securities prices in the market that discouraged sales.

Changes in total noninterest income for the year ended December 31, 2022 also included a decrease of $1.6 million in commercial loan swap fee income due to the timing and demand for this product in the current rising interest rate environment. Offsetting the decreases were increases of $0.5 million in other

40

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) noninterest income related to the unwind of two completed historic tax credit partnerships, a $0.5 million increase in service charges on deposit accounts primarily driven by volume, and $0.2 million in debit card interchange fees driven by higher customer activity. Discussion of noninterest income for the year ended December 31, 2020 has been omitted as such discussion was provided in Part II, Item 7. “Management’s Discussion and Analysis,” under the heading “Noninterest Income” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 11, 2022, and is incorporated herein by reference. Noninterest Expense Years Ended December 31, (Dollars in Thousands) 2022 2021 $ Change % Change Salaries and Employee Benefits $52,399 $ 54,157 $(1,758) (3.2)% Occupancy Expense, net 13,527 13,556 (29) (0.2)% FDIC Insurance Expense 2,015 2,157 (142) (6.6)% Other Taxes 3,319 3,129 190 6.1% Advertising Expense 1,434 952 482 50.6% Telephone Expense 1,781 2,208 (427) (19.3)% Professional and Legal Fees 5,818 5,255 563 10.7% Data Processing Expense 4,051 3,758 293 7.8% Losses on Sales and Write-downs of Other Real Estate Owned, net 432 3,622 (3,190) (88.1)% Losses on Sales and Write-downs of Bank Premises, net — 231 (231) (100.0)% Debit Card Expense 2,750 2,777 (27) (1.0)% Tax Credit Amortization 621 1,708 (1,087) (63.6)% Other Real Estate Owned Expense 343 407 (64) (15.7)% Other 8,511 8,368 143 1.7% Total Noninterest Expense $97,001 $102,285 $(5,284) (5.2)% Total noninterest expense decreased $5.3 million to $97.0 million for the full year 2022, when compared to the full year 2021. For the full year 2022 the most significant decrease for the period was a decline of $3.2 million in losses on sales and write-downs of other real estate owned (“OREO”), net, due to nonrecurring write-downs related to closed bank branches in 2021. Also impacting the decrease was a $1.8 million decrease in salaries and employee benefits, $1.1 million decrease in tax credit amortization, $0.4 million decrease in telephone expenses and $0.2 million decrease in losses on sales and write-downs of bank premises, net. Offsetting these decreases were increases of $0.6 million in professional and legal fees, $0.5 million in advertising expenses and $0.3 million in data processing expenses. The decrease in salaries and employee benefits related to lower salaries of $1.3 million, lower medical expenses of $1.7 million, the impact from our retail branch optimization project, offset by a $1.0 million one-time inflationary bonus for associates in 2022. The decrease in tax credit amortization was primarily due to reversing amortization expense as a result of updated information from the developer which extended the in-service date to 2023 for one of the Company’s historic tax credit partnerships during the third quarter of 2022. The $0.4 million decline in telephone expenses is due to the implementation of a new telephone system during 2022. The increases for the full year 2022 compared to the same period of 2021 included $0.6 million in professional and legal fees which was due to increased consulting fees in our retail and operations areas, the increase of $0.5 million in advertising expenses due to marketing efforts and timing of various promotions, as well as an increase of $0.3 million in data processing expenses related to our online banking platform. Discussion of noninterest expense for the year ended December 31, 2020 has been omitted as such discussion was provided in Part II, Item 7. “Management’s Discussion and Analysis,” under the heading “Noninterest Expense” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 11, 2022, and is incorporated herein by reference. 41 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) Provision for Income Taxes The provision for income taxes increased $7.5 million to $11.6 million for the year ended December 31, 2022 compared to $4.1 million for December 31, 2021. Pre-tax income increased $26.0 million for the year ended 2022 compared to 2021. Our effective tax rate was 18.8% for the year ended December 31, 2022 compared to 11.5% for December 31, 2021. The increase in the effective tax rate is primarily due to a higher level of pre-tax income and lower level of tax-exempt interest income and updated information from the developer extending the in-service date on a new tax credit from 2022 to 2023. The Company ordinarily generates an annual effective tax rate that is less than the statutory rate of 21% due to benefits resulting from tax-exempt interest income, tax credit projects and Bank Owned Life Insurance (“BOLI”). Discussion of provision for income taxes for the year ended December 31, 2020 has been omitted as such discussion was provided in Part II, Item 7. “Management’s Discussion and Analysis,” under the heading “Provision for Income Taxes” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 11, 2022, and is incorporated herein by reference. Financial Condition December 31, 2022 Total assets increased $70.8 million, or 1.7%, to $4.2 billion at December 31, 2022 compared to December 31, 2021. Federal Reserve Bank excess reserves decreased $170.9 million to $5.3 million at December 31, 2022 from $176.2 million at December 31, 2021 due to redeploying excess cash into higher yielding loans and securities. Total portfolio loans increased $336.8 million, or 12.0%, to $3.1 billion at December 31, 2022 compared to December 31, 2021 primarily due to consistent loan growth during the year. The variances in loan segments for portfolio loans related to increases of $200.0 million in residential mortgages, $147.3 million in CRE loans, and $70.6 million in construction loans, offset by decreases of $45.4 million in the other category, $35.6 million in C&I loans and $0.1 million in other consumer loans. At January 1, 2021, the initial break-out of Other loans related to the adoption of Topic 326 totaled $379.9 million consisting of $140.8 million of CRE, $78.1 million of C&I, $50.8 million of Residential Mortgages and $110.2 million of Construction. This segment of loans has unique risk attributes considered inconsistent with current underwriting standards. The analysis applied to this segment resulted in an expected credit loss of $51.3 million at adoption. The Company had no loans held-for-sale at December 31, 2022 and $0.2 million at December 31, 2021. Other real estate owned, (“OREO”), decreased $2.5 million at December 31, 2022 compared to December 31, 2021 due to sales and payments of OREO. Closed retail bank office carrying values increased $0.1 million and have a remaining book value of $1.1 million at December 31, 2022 compared to $1.0 million at December 31, 2021. During 2022, $1.9 million in properties were sold and two properties totaling $0.9 million were closed and moved to OREO, but remain to be sold. OREO related to foreclosed assets decreased $2.6 million at December 31, 2022 compared to December 31, 2021. The securities portfolio decreased $86.1 million and is currently 19.9% of total assets at December 31, 2022 compared to 22.3% of total assets at December 31, 2021. The decrease is due to the Company’s strategy of redeploying securities maturities into higher yielding loan growth, as well as the continued decline in fair value due to rising interest rates. At December 31, 2022, total gross unrealized gains in the available-for-sale portfolio were $0.3 million, offset by $109.7 million of gross unrealized losses. Refer to the “Securities” section below for further discussion of unrealized losses in the available-for-sale securities portfolio. Total deposits decreased $68.2 million to $3.6 billion at December 31, 2022 compared to December 31, 2021. The decreases included $82.8 million decrease in CDs due to the intentional runoff of higher cost 42

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) CDs, a decline of $44.6 million in noninterest-bearing demand accounts and a decrease of $6.3 million in savings accounts. These decreases were offset by an increase of $44.3 million in interest-bearing demand accounts and an increase of $21.2 million in money market accounts. At December 31, 2022, noninterest-bearing deposits comprised 19.4% of total deposits compared to 20.2% at December 31, 2021. CDs comprised 34.7% of total deposits at December 31, 2022 and 36.3% at December 31, 2021. The decline in deposit balances can be attributed to the competitive market given the rising interest rate environment. Total capital decreased by $79.0 million or 19.4% to $328.6 million at December 31, 2022 compared to $407.6 million at December 31, 2021. The decrease in equity was primarily due to a $87.3 million, net of tax, decrease in other comprehensive loss due to declines in the fair value of available-for-sale securities, a $42.9 million decrease related to the repurchase of common stock through December 31, 2022, partially offset by net income of $50.1 million for the year ended December 31, 2022 that was retained by the Company. The remaining difference of $1.1 million is related to stock-based compensation expense during 2022. The ACL was 2.98% of total portfolio loans at December 31, 2022 compared to 3.41% as of December 31, 2021. General reserves as a percentage of total portfolio loans were 2.96% at December 31, 2022 compared to 3.38% at December 31, 2021. The decrease in the general reserves as a percentage of total portfolio loans was primarily driven by the release of $7.0 million of reserves that were allocated to the other segment due to principal pay-downs, throughout 2022, partially offset by strong loan growth, increased qualitative reserves of $3.0 million, and net charge-offs of $4.5 million. Management believes, the ACL is adequate to absorb expected losses inherent in the loan portfolio. The Company remains well capitalized. Our Tier 1 capital ratio decreased to 12.61% at December 31, 2022 compared to 14.21% at December 31, 2021. Our leverage ratio was 10.29% at December 31, 2022, compared to 10.62% at December 31, 2021 and total risk-based capital ratio was 13.86% at December 31, 2022 compared to 15.46% at December 31, 2021. The decrease is primarily related to the aforementioned repurchase of common stock of $42.9 million through December 31, 2022. We adopted Current Expected Credit Losses (“CECL”) effective January 1, 2021 and elected to implement the regulatory agencies’ capital transition relief over the permissible three-year period. Securities The following table presents the composition of available-for-sale securities for the periods presented: (Dollars in Thousands) 2022 2021 $ Change U.S. Treasury Securities $ 17,866 $ 4,413 $ 13,453 U.S. Government Agency Securities 49,764 73,534 (23,770) Residential Mortgage-Backed Securities 103,685 110,013 (6,328) Commercial Mortgage-Backed Securities 34,675 43,026 (8,351) Other Commercial Mortgage-Backed Securities 22,399 14,146 8,253 Asset Backed Securities 141,383 151,450 (10,067) Collateralized Mortgage Obligations 176,622 203,881 (27,259) States and Political Subdivisions 228,146 262,202 (34,056) Corporate Notes 61,733 59,735 1,998 Total Debt Securities $836,273 $922,400 $(86,127) 43 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The balances and average rates of our securities portfolio are presented below as of December 31:

	2022		2021	
(Dollars in Thousands)	Balance	Weighted-Average Yield	Balance	Weighted-Average Yield
U.S. Treasury Securities	$ 17,866	1.43%	$ 4,413	1.35%
U.S. Government Agency Securities	49,764	4.29%	73,534	1.37%
Residential Mortgage-Backed Securities	103,685	2.90%	110,013	0.44%
Commercial Mortgage-Backed Securities	34,675	4.52%	43,026	1.72%
Other Commercial Mortgage-Backed Securities	22,399	2.65%	14,146	2.02%
Asset Backed Securities	141,383	4.04%	151,450	1.70%
Collateralized Mortgage Obligations	176,622	3.56%	203,881	0.69%
States and Political Subdivisions	228,146	2.38%	262,202	2.41%
Corporate Notes	61,733	3.87%	59,735	4.08%
Total Securities Available-for-Sale	**$836,273**	**3.24%**	**$922,400**	**1.65%**

The Company invests in various securities in order to maintain a source of liquidity, to satisfy various pledging requirements, to increase net interest income and as a tool of the ALCO to diversify and reposition the balance sheet for interest rate risk purposes. Securities are subject to market risks that could negatively affect the level of liquidity available to the Company. Security purchases are subject to the Company's Investment Policy approved annually by the Board and administered through ALCO and the Company's treasury function.

The securities portfolio decreased $86.1 million at December 31, 2022 compared to December 31, 2021. Securities comprise 19.9% of total assets at December 31, 2022 compared to 22.3% at December 31, 2021. The decrease is due to the Company's strategy of redeploying securities maturities into higher yielding loan growth, as well as the continued decline in fair value due to rising interest rates. We have further diversified the securities portfolio as to bond types, maturities and interest rate structures.

At December 31, 2022, total gross unrealized gains in the available-for-sale portfolio were $0.3 million offset by $109.7 million of gross unrealized losses. At December 31, 2021, total gross unrealized gains in the available-for-sale portfolio were $10.0 million offset by $7.8 million of gross unrealized losses.

The unrealized losses on debt securities are believed to be temporary primarily because these unrealized losses are due to reductions in market value caused by upward movement in interest rates, and not related to the credit quality of these securities. Our portfolio consists of 49.2% of securities issued by United States government sponsored entities and carry an implicit government guarantee. States and political subdivisions comprise 29.8% of the portfolio and largely general obligation or essential purpose revenue bonds, which have performed very well historically over all business cycles, and are rated AA and AAA. We have the intent and ability to hold these securities to maturity and expect full recovery of the amortized cost.

The Company's investment securities with intermediate and long-term maturities were the largest driver of these gross unrealized losses, as the market values of these securities are significantly impacted by the Treasury yield curve for similar durations (i.e., 5-year and 10-year Treasury securities). This portion of the Treasury yield curve has moved significantly upward over the past year, driving unrealized losses on these securities higher. Although the Federal Reserve continues its aggressive effort to raise short-term interest rates to combat inflation, the Company does not expect higher short-term rates to adversely impact the fair values of the Company's investment securities to the same extent as increases in longer-term rates. The Company expects that higher short-term rates may improve yields on certain of the Company's variable rate securities within the next six to twelve months.

44

CARTER BANKSHARES, INC. AND SUBSIDIARIES

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

At December 31, 2021, the 5-year and 10-year U.S. Treasury yields were 1.26% and 1.52%, respectively. At December 31, 2022, those same bond yields were 3.99% and 3.88%, respectively. Therefore, this increase of 273 and 236 basis points, respectively in the intermediate part of the yield curve largely caused the reduction in bond prices for fixed rate bonds in that maturity range. The effects were generally greater for longer maturity bonds, such as municipal bonds. On the other hand, floating rate bonds largely held consistent values, as those interest rates adjust in line with Federal Reserve interest rate hikes.

Should the impairment of any of these securities become credit related, the cost basis of the investment will be reduced and the resulting loss will be recognized in net income in the period the credit related impairment is identified, while any non-credit loss will be recognized in other comprehensive loss. At December 31, 2022 and December 31, 2021, the Company had no credit related net investment impairment losses.

The following table sets forth the maturities of securities at December 31, 2022 and the weighted average yields of such securities.

Available-for-Sale Securities

	Maturing							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
(Dollars in Thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury Securities	$ —	—%	$14,080	1.46%	$ 3,786	1.35%	$ —	—%
U.S. Government Agency Securities	—	—%	1,745	4.14%	48,019	4.30%	—	—%
Residential Mortgage-Backed Securities[2]	—	—%	—	—%	—	—%	103,685	2.90%
Commercial Mortgage-Backed Securities[2]	—	—%	631	5.70%	10,013	4.01%	24,031	4.72%
Other Commercial Mortgage-Backed Securities[2]	—	—%	—	—%	—	—%	22,399	2.65%
Asset Backed Securities[2]	—	—%	—	—%	70,943	3.10%	70,440	5.04%
Collateralized Mortgage Obligations[2]	—	—%	—	—%	5,354	1.34%	171,268	3.63%
States and Political Subdivisions	200	5.21%	3,453	2.19%	82,829	2.19%	141,664	2.49%
Corporate Notes	—	—%	—	—%	61,733	3.87%	—	—%
Total	**$200**		**$19,909**		**$282,677**		**$533,487**	
Weighted Average Yield[1]		**5.21%**		**1.94%**		**3.14%**		**3.34%**

(1) Weighted -average yields are calculated on a taxable-equivalent basis using the federal statutory tax rate of 21 percent.
(2) Securities not due at a single maturity date

At December 31, 2022 the Company had no held-to-maturity securities; however, if at a future date we classify securities as held-to-maturity, our disclosures will show the weighted average yield for each range of maturities.

At December 31, 2022, the Company held 54.2% fixed rate and 45.8% floating rate securities. The floating rate securities may have a stated maturity greater than ten years, but the interest rate generally adjusts monthly. Therefore, the duration on these securities is short, generally less than one year, and will therefore not be as sensitive to interest rate changes.

Refer to Note 4, Investment Securities, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information related to our securities.

Form 10-K

45

CARTER BANKSHARES, INC. AND SUBSIDIARIES

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Loan Composition

The following table summarizes our loan portfolio as of the periods presented:

	December 31,				
(Dollars in Thousands)	2022	2021	2020	2019	2018
Commercial					
Commercial Real Estate	$1,470,562	$1,323,252	$1,453,799	$1,365,310	$1,359,036
Commercial and Industrial	309,792	345,376	557,164	621,667	661,870
Total Commercial Loans	**1,780,354**	**1,668,628**	**2,010,963**	**1,986,977**	**2,020,906**
Consumer					
Residential Mortgages	657,948	457,988	472,170	514,538	397,280
Other Consumer	44,562	44,666	57,647	73,688	73,058
Total Consumer Loans	**702,510**	**502,654**	**529,817**	**588,226**	**470,338**
Construction	353,553	282,947	406,390	309,563	212,548
Other	312,496	357,900	—	—	—
Total Portfolio Loans	**3,148,913**	**2,812,129**	**2,947,170**	**2,884,766**	**2,703,792**
Loans Held-for-Sale	—	228	25,437	19,714	2,559
Loans Held-for-Sale in Connection with Sale of Bank Branches, at the lower of cost or fair value	—	—	9,835	—	—
Total Loans	**$3,148,913**	**$2,812,357**	**$2,982,442**	**$2,904,480**	**$2,706,351**

Our loan portfolio represents our most significant source of interest income. The risk that borrowers are unable to pay such obligations is inherent in the loan portfolio. Other conditions such as downturns in the borrower's industry or the overall economic climate can significantly impact the borrower's ability to pay. For a discussion of the risk factors relevant to our business and operations, please refer to Part I, Item 1A, "Risk Factors," contained in this Annual Report on Form 10-K for the year ended December 31, 2022.

Total portfolio loans increased $336.8 million, or 12.0% to $3.1 billion at December 31, 2022 compared to $2.8 billion at December 31, 2021 with strong production in our CRE, residential mortgage and construction portfolios. We experienced a decline in total loans during 2021 primarily due to large commercial loan payoffs, $62.2 million of loan sales and mortgage refinancing sold in the secondary markets.

The commercial portfolio is monitored for potential concentrations of credit risk by market, property type and tenant concentrations. The Bank experienced strong growth in the residential mortgage loan portfolio during 2022. However, given the expectation of continued higher mortgage rates next year, we expect more modest growth during future periods. At December 31, 2022, the loan portfolio was comprised of 26.8% floating rate loans which reprice monthly, 41.2% variable rate loans that reprice at least once during the life of the loan, of which a majority of this loan population has one or more repricing events remaining before maturity, and 32.0% fixed rate loans. The Company carefully monitors the loan portfolio, including the potential impact on repayment capacity that our borrowers may experience given the interest rate environment.

Our exposure to the hospitality industry at December 31, 2022 equated to approximately $360.4 million, or 11.4%, of total portfolio loans. These were mostly loans secured by upscale or top tier flagged hotels, which have historically exhibited low leverage and strong operating cash flows. Beginning in the second quarter of 2021, we observed improvements in occupancy and the average daily rates for our hotel clients following sharp declines as a result of the pandemic. However, our clients continue to face challenges with respect to labor, which we believe impedes their ability to turnover rooms resulting in occupancy constraints. This has caused, or may cause, them to operate with lower levels of liquidity and an

46

CARTER BANKSHARES, INC. AND SUBSIDIARIES

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

inability to reserve for capital improvements and could adversely affect their ability to pay property expenses, capital improvements and/or repay existing indebtedness. Contractual payments have been restored since the expiration of our deferral program on June 30, 2021. These developments, together with the current economic conditions, generally, may adversely impact the value of real estate collateral in hospitality and other commercial real estate exposure. As a result, our financial condition, capital levels and results of operations could be adversely affected.

Aggregate commitments to our top 10 credit relationships were $652.5 million at December 31, 2022. The largest relationship of the top 10 represents 47.4% of the aggregate commitments of our top 10 credit relationships.

The following table summarizes our top 10 relationships and a description of industries represented for the periods presented:

Dollars in Thousands	For the Periods Ending				
Top Ten (10) Relationships	**12/31/2022**	**12/31/2021**	**Change**	**2022% of Gross Loans**	**2022% of RBC**
1. Hospitality, agriculture & energy	$ 309,107	$ 350,010	$ (40,903)	9.82%	63.94%
2. Retail real estate & food services	55,625	56,073	(448)	1.77%	11.51%
3. Industrial & retail real estate	41,725	45,653	(3,928)	1.32%	8.63%
4. Multifamily development	40,000	36,720	3,280	1.27%	8.27%
5. Retail real estate	37,679	38,250	(571)	1.20%	7.79%
6. Hospitality	35,255	35,664	(409)	1.12%	7.29%
7. Multifamily & student housing	33,998	35,405	(1,407)	1.08%	7.03%
8. Special / limited use	33,736	33,736	—	1.07%	6.98%
9. Hospitality	33,587	34,463	(876)	1.06%	6.95%
10. Multifamily development	31,790	29,389	2,401	1.01%	6.58%
Top Ten (10) Relationships	**652,502**	**695,363**	**(42,861)**	**20.72%**	**134.97%**
Total Gross Loans	**3,148,913**	**2,812,357**	**336,556**		
% of Total Gross Loans	**20.72%**	**24.73%**	**(4.01)%**		
Concentration (25% of RBC)	$ 120,863	$ 120,781			

Unfunded commitments on lines of credit were $512.7 million at December 31, 2022 as compared to $433.1 million at December 31, 2021. The majority of unused commitments are for construction projects that will be drawn as the construction completes. Total utilization was 50.3% at December 31, 2022 and 52.2% at December 31, 2021. Unfunded commitments on commercial operating lines of credit was 49.7% at December 31, 2022 and 51.7% at December 31, 2021.

We attempt to limit our exposure to credit risk by diversifying our loan portfolio by segment, geography, collateral and industry while actively managing concentrations. When concentrations exist in certain segments, this risk is mitigated by reviewing the relevant economic indicators and internal risk rating trends of the loans in these segments. The Company established transaction, relationship and specific loan segment limits in its loan policy. Total commercial real estate balances should not exceed the combination of 300% of total risk-based capital and growth in excess of 50% over the previous thirty-six months and construction loan balances should not exceed 100% of total risk-based capital. Investment real estate property types and purchased loan programs have individual dollar limits that should not be exceeded in the portfolio and are based on management's risk tolerance relative to capital. In addition, there are specific limits in place for various categories of real estate loans with regards to loan-to-value ratios, loan terms, and amortization periods. We also have policy limits on loan-to-cost for construction projects. Although leverage is important, the Company is also focused on cash flow generation and uses multiple metrics to calculate a supportable loan amount. Supportable loan amounts have generally been more challenging given the increases in commodities pricing.

47

Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Unsecured loans pose higher risk for the Company due to the lack of a well-defined secondary source of repayment. Commercial unsecured loans are reserved for the best quality customers with well-established businesses that operate with low financial and operating leverage. The repayment capacity of the borrower should exceed the policy and guidelines for secured loans. The Company significantly increased the standards for consumer unsecured lending by adjusting upward the required qualifying Fair Isaac Corporation ("FICO") scores and restricting loan amounts at lower FICO scores.

Deferred costs and fees included in the portfolio balances above were $8.2 million and $4.5 million at December 31, 2022 and December 31, 2021, respectively. Discounts on purchased 1-4 family loans included in the portfolio balances above were $161.2 thousand and $190.6 thousand at December 31, 2022 and December 31, 2021, respectively.

From time to time, we have mortgage loans held-for-sale derived from two sources. First, we purchase mortgage loans on a short-term basis from a partner financial institution that has fully executed sales contracts to end investors. Second, we originate and close mortgages with fully executed contracts with investors to purchase shortly after closing. We then hold these mortgage loans from both sources until funded by the investor, typically a two-week period. There were no mortgage loans held-for-sale at December 31, 2022 and $0.2 million at December 31, 2021.

The following tables present the maturity schedule of portfolio loan types at December 31, 2022:

	Maturity				
(Dollars in Thousands)	**Within One Year**	**After One But Within Five Years**	**After Five But Within 15 Years**	**After 15 Years**	**Total**
Fixed interest rates					
Commercial Real Estate	$ 79,588	$246,838	$ 65,901	$ 9,372	$ 401,699
Commercial and Industrial	5,958	67,284	152,868	2,985	229,095
Residential Mortgages	11,086	7,308	71,857	23,853	114,104
Other Consumer	2,485	40,758	984	—	44,227
Construction	102,720	113,521	2,892	—	219,133
Other	—	—	—	—	—
Portfolio Loans with Fixed Interest Rates	**$201,837**	**$475,709**	**$ 294,502**	**$ 36,210**	**$1,008,258**
Variable interest rates					
Commercial Real Estate	$ 47,898	$ 79,053	$ 665,031	$276,881	$1,068,863
Commercial and Industrial	27,176	27,310	22,867	3,344	80,697
Residential Mortgages	1,910	1,475	25,788	514,671	543,844
Other Consumer	335	—	—	—	335
Construction	49,313	76,025	7,540	1,542	134,420
Other	309,107	—	—	3,389	312,496
Portfolio Loans with Variable Interest Rates	**$435,739**	**$183,863**	**$ 721,226**	**$799,827**	**$2,140,655**
Total Portfolio Loans	**$637,576**	**$659,572**	**$1,015,728**	**$836,037**	**$3,148,913**

Refer to Note 5, Loans and Loans Held-For-Sale, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information related to our loans.

Credit Quality

On a monthly basis, a Criticized Asset Committee meets to review certain watch, special mention and substandard risk rated loans within prescribed policy thresholds. These loans typically represent the highest risk of loss to the Company. Action plans are established and these loans are monitored through regular contact with the borrower and loan officer, review of current financial information and other

48

CARTER BANKSHARES, INC. AND SUBSIDIARIES

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

documentation, review of all loan or potential loan restructures or modifications and the regular re-evaluation of assets held as collateral.

On a quarterly basis, the Credit Risk Committee of the Board meets to review our loan portfolio metrics, approve segment limits, approve the adequacy of ACL, and findings from Loan Review identified in the previous quarter. Annually, this same committee approves credit related policies and policy enhancements as they become available.

Additional credit risk management practices include continuous reviews of trends in our lending footprint and our lending policies and procedures to support sound underwriting practices, concentrations, delinquencies and annual portfolio stress testing. Our Loan Review department serves as a mechanism to independently monitor credit quality and assess the effectiveness of credit risk management practices to provide oversight of all lending activities. The loan review function has the primary responsibility for assessing commercial credit administration and credit decision functions of consumer and mortgage underwriting, as well as providing input to the loan risk rating process. Our policy is to place loans in all categories in nonaccrual status when collection of interest or principal is doubtful, or generally when interest or principal payments are 90 days or more past due based on contractual terms. Consumer unsecured loans and secured loans are evaluated for charge-off after the loan becomes 90 days past due. Unsecured loans are fully charged-off and secured loans are charged-off to the estimated fair value of the collateral less the cost to sell.

The ability of borrowers to repay commercial loans is dependent upon the success of their business and general economic conditions. Due to the greater potential for loss within our commercial portfolio, we monitor the commercial loan portfolio through an internal risk rating system. Loan risk ratings are assigned based upon the creditworthiness of the borrower and are reviewed on an ongoing basis according to our internal policies. Loans rated special mention or substandard have potential or well-defined weaknesses not generally found in high quality, performing loans, and require attention from management to limit loss.

The following tables represent credit exposures by internally assigned risk ratings as of December 31, 2022 and 2021:

	December 31, 2022						
(Dollars in Thousands)	**Commercial Real Estate**	**Commercial & Industrial**	**Residential Mortgages**	**Other Consumer**	**Construction**	**Other**	**Total**
Pass	$1,457,340	$303,893	$653,044	$44,495	$352,516	$180,745	$2,992,033
Special Mention	10,796	2,887	983	—	69	—	14,735
Substandard	2,426	3,012	3,921	67	968	131,751	142,145
Total Portfolio Loans	**$1,470,562**	**$309,792**	**$657,948**	**$44,562**	**$353,553**	**$312,496**	**$3,148,913**
Performing Loans	$1,468,258	$309,588	$654,683	$44,554	$352,689	$312,496	$3,142,268
Nonaccrual Loans	2,304	204	3,265	8	864	—	6,645
Total Portfolio Loans	**$1,470,562**	**$309,792**	**$657,948**	**$44,562**	**$353,553**	**$312,496**	**$3,148,913**

49

Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

	December 31, 2021						
(Dollars in Thousands)	Commercial Real Estate	Commercial & Industrial	Residential Mortgages	Other Consumer	Construction	Other	Total
Pass	$1,314,576	$337,294	$453,894	$44,554	$281,241	$185,247	$2,616,806
Special Mention	5,260	8	553	—	604	3,281	9,706
Substandard	3,416	8,074	3,541	112	1,102	169,372	185,617
Total Portfolio Loans	**$1,323,252**	**$345,376**	**$457,988**	**$44,666**	**$282,947**	**$357,900**	**$2,812,129**
Performing Loans	$1,319,915	$344,925	$455,437	$44,593	$281,962	$357,900	$2,804,732
Nonaccrual Loans	3,337	451	2,551	73	985	—	7,397
Total Portfolio Loans	**$1,323,252**	**$345,376**	**$457,988**	**$44,666**	**$282,947**	**$357,900**	**$2,812,129**

At December 31, 2022 and December 31, 2021, the Company had no loans that were risk rated as doubtful. Special mention and substandard loans at December 31, 2022 decreased $38.4 million to $156.9 million compared to $195.3 million at December 31, 2021, with an increase of $5.0 million in special mention and a decrease of $43.4 million in substandard. The largest variance in special mention was primarily related to a CRE project totaling $9.9 million that was downgraded, offset by the payment in full on two CRE projects totaling $6.0 million and an upgraded credit to pass status in the amount of $1.5 million. In addition to CRE, the Company downgraded a syndicated C&I loan totaling $2.9 million. The decrease in substandard loans primarily related to the Other loan segment due to principal paydowns during 2022.

Nonperforming assets consist of nonaccrual loans and OREO. The following table summarizes nonperforming assets for the dates presented:

	December 31,	
(Dollars in Thousands)	2022	2021
Nonperforming Loans		
Commercial Real Estate	$ 2,304	$ 3,337
Commercial and Industrial	204	451
Residential Mortgages	3,265	2,551
Other Consumer	8	73
Construction	864	985
Other	—	—
Total Nonperforming Loans	**6,645**	**7,397**
Other Real Estate Owned	8,393	10,916
Total Nonperforming Assets	**$15,038**	**$18,313**
Nonperforming Loans to Total Portfolio Loans	0.21%	0.26%
Nonperforming Assets to Total Portfolio Loans plus Other Real Estate Owned	0.48%	0.65%

Nonperforming assets decreased $3.3 million, or 17.9% to $15.0 million at December 31, 2022 compared to December 31, 2021. The decrease was primarily due to a $2.5 million decrease in OREO, driven primarily by sales and payments. Closed retail bank offices have a remaining book value of $1.1 million at December 31, 2022 compared to $1.0 million at December 31, 2021. During 2022, six branch closures were completed and moved to OREO as part of our branch network optimization project that aligns with our strategic goals to enhance franchise value and improve operating efficiency. Nine properties were sold totaling $1.9 million sold and two properties totaling $0.9 million were closed, but remain to be sold. Organic OREO decreased $2.6 million at December 31, 2022 compared to December 31, 2021.

NPLs decreased by $0.8 million at December 31, 2022 compared to December 31, 2021. NPLs as a percentage of total portfolio loans were 0.21% at December 31, 2022 compared to 0.26% at December 31, 2021.

50

CARTER BANKSHARES, INC. AND SUBSIDIARIES

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Past Company legacy underwriting standards relied heavily on loan to value and did not necessarily consider the income characteristics of the borrower. An overreliance on value as a primary repayment source can become compromised during real estate cycles. As a result, management has worked through these legacy credits and has installed a number of underwriting guardrails that consider the proportion of speculation, transaction limits and introduced sensitivity analysis in order to determine supportable loan amounts. While these guardrails do not insulate the Company from credit cycles, it should reduce the experience of defaults. Despite economic uncertainty, increased costs and interest rates, credit quality remains favorable.

There were no nonaccrual loans related to loans held-for-sale at December 31, 2022 and December 31, 2021, respectively.

Refer to Note 6, Allowance for Credit Losses, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information related to our nonperforming loans and OREO.

The following table summarizes past due loans for the dates presented:

	December 31,	
(Dollars in Thousands)	**2022**	**2021**
Loans 30 to 89 Days Past Due		
Commercial		
Commercial Real Estate	$ 104	$ 229
Commercial and Industrial	283	297
Total Commercial Loans	**387**	**526**
Consumer		
Residential Mortgages	445	683
Other Consumer	541	461
Total Consumer Loans	**986**	**1,144**
Construction	3,464	—
Other	—	—
Total Loans 30 to 89 Days Past Due	**$4,837**	**$1,670**

Portfolio loans past due 30 to 89 days and still accruing increased $3.2 million to $4.8 million at December 31, 2022 compared to December 31, 2021, primarily in the construction segment due to two relationships with an aggregate principal balance of $2.9 million at December 31, 2022. There were no loans during the year ended December 31, 2022 and December 31, 2021 that were past due more than 90 days and still accruing.

Closed-end installment loans, amortizing loans secured by real estate and any other loans with payments scheduled monthly are reported past due when the borrower is in arrears two or more monthly payments. Other multi-payment obligations with payments scheduled other than monthly are reported past due when one scheduled payment is due and unpaid for 30 days or more. We monitor delinquency on a monthly basis, including loans that are at risk for becoming delinquent and early stage delinquencies in order to identify emerging patterns and potential problem loans.

Troubled Debt Restructuring Disclosures Prior to Our Adoption of ASU No. 2022-02

Prior to our adoption of ASU No. 2022-02, the Company accounted for Troubled Debt Restructuring ("TDR") as a loan which, for economic or legal reasons related to a borrower's financial difficulties, granted a concession to the borrower that we would not otherwise grant. The Company strives to identify borrowers in financial difficulty early and work with them to modify terms and conditions before their loan defaults and/or is transferred to nonaccrual status. Modified terms that might have been considered a TDR generally included extension of maturity dates at a stated interest rate lower than the current market rate for a new loan with similar characteristics, reductions in contractual interest rates or principal deferment. While

51

Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

unusual, there may have been instances of principal forgiveness. Short-term modifications that were considered insignificant were generally not considered a TDR unless there were other concessions granted. On April 1, 2022, the Company adopted ASU 2022-02, which eliminated TDR accounting prospectively for all restructurings occurring on or after January 1, 2022. Refer to Note 1, Summary of Significant Accounting Polices, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information related to ASU No. 2022-02.

Generally, the Company individually evaluates all loans experiencing financial difficulty, with a commitment greater than or equal to $1.0 million for individually evaluated loan reserves. In addition, the Company may individually evaluate credits that have complex loan structures, even if the commitment is less than $1.0 million. Nonaccrual loans can be returned to accruing status if the ultimate collectability of all contractual amounts due, according to the restructured agreement, is not in doubt and there is a period of a minimum of six months of satisfactory payment performance by the borrower either immediately before or after the restructuring.

Allowance for Credit Losses

The following summarizes our allowance for credit loss experience at December 31 for each of the years presented:

(Dollars in Thousands)	2022	2021	2020
Balance Beginning of Year	$95,939	$54,074	$38,762
Impact of CECL Adoption	—	61,642	—
Provision for Credit Losses	2,419	3,350	18,006
Charge-offs:			
Commercial Real Estate	—	19,662	40
Commercial and Industrial	3,436	374	66
Residential Mortgages	46	273	258
Other Consumer	1,677	2,256	3,991
Construction	—	1,859	—
Other	—	—	—
Total Charge-offs	**5,159**	**24,424**	**4,355**
Recoveries:			
Commercial Real Estate	—	159	707
Commercial and Industrial	1	291	2
Residential Mortgages	99	168	27
Other Consumer	404	586	737
Construction	149	93	188
Other	—	—	—
Total Recoveries	**653**	**1,297**	**1,661**
Total Net Charge-offs	**4,506**	**23,127**	**2,694**
Balance End of Year	**$93,852**	**$95,939**	**$54,074**
Net Charge-offs to Average Portfolio Loans	**0.15%**	**0.79%**	**0.09%**
Allowance for Credit Losses to Total Portfolio Loans	**2.98%**	**3.41%**	**1.83%**

Total net charge-offs decreased to $4.5 million for the year ended December 31, 2022 compared to $23.1 million for the year ended December 31, 2021 primarily in the CRE segment. The largest charge-off in 2022 was $3.4 million on a purchased syndicated C&I loan in the amount of $4.9 million, which was previously reserved for $2.6 million, transferred to held-for-sale in the third quarter of 2022 in the amount of $1.5 million and then sold in the fourth quarter of 2022. The net charge-offs of $23.1 million for the full year 2021 was primarily attributable to the resolution of five problem relationships during 2021, in which the majority of losses were anticipated and previously reserved.

52

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) The following is the allocation of the ACL balance by segment as of December 31 for the years presented below: 2022 2021 (Dollars in Thousands) Amount % of Loans Amount % of Loans Commercial Real Estate $17,992 46.7% $17,297 47.0% Commercial & Industrial 3,980 9.9% 4,111 12.3% Residential Mortgages 8,891 20.9% 4,368 16.3% Other Consumer 1,329 1.4% 1,493 1.6% Construction 6,942 11.2% 6,939 10.1% Other 54,718 9.9% 61,731 12.7% Balance End of Year $93,852 100.0% $95,939 100.0% The declines in the other segment were primarily due to principal pay-downs during 2022. The ACL was $93.9 million, or 2.98%, of total portfolio loans at December 31, 2022 compared to $95.9 million, or 3.41% of total portfolio loans at December 31, 2021. The following table summarizes the credit quality ratios and their components as of December 31 for the years presented below: (Dollars in Thousands) 2022 2021 Allowance for Credit Losses to Total Portfolio Loans Allowance for Credit Losses $ 93,852 $ 95,939 Total Portfolio Loans 3,148,913 2,812,129 Allowance for Credit Losses to Total Portfolio Loans 2.98% 3.41% Nonperforming Loans to Total Portfolio Loans Nonperforming Loans $ 6,645 $ 7,397 Total Portfolio Loans 3,148,913 2,812,129 Nonperforming Loans to Total Portfolio Loans 0.21% 0.26% Allowance for Credit Losses to Nonperforming Loans Allowance for Credit Losses $ 93,852 $ 95,939 Nonperforming Loans 6,645 7,397 Allowance for Credit Losses to Nonperforming Loans 1,412.37% 1,297.00% Net Charge-offs to Average Portfolio Loans Net Charge-offs $ 4,506 $ 23,127 Average Total Portfolio Loans 2,988,785 2,927,083 Net Charge-offs to Average Portfolio Loans 0.15% 0.79% The provision (recovery) for credit losses, which includes a provision (recovery) for losses on loans and on unfunded commitments, is a charge to earnings to maintain the ACL at a level consistent with management’s assessment of expected losses over the life of loans as of the balance sheet date. The provision for credit losses decreased $0.9 million to $2.4 million for the year ended 2022 compared to the same period in 2021. The reductions in the Other segment reserves due to principal paydowns were partially offset by charge-offs in 2022 and reserves associated with loan growth. The provision (recovery) for unfunded commitments increased $1.8 million to $0.5 million for the year ended 2022 when compared to a recovery of $1.3 million for the year ended 2021 due to the level of construction commitments as well as changes in reserve rates. The reserve for unfunded commitments is largely comprised of unfunded commitments related to real estate construction loans. There are three basic factors that influence the reserve rates associated with unfunded commitments for construction loans. First, the reserve rate is extrapolated from the reserve rates calculated for certain commercial real estate funded loans within the ACL model. These reserve rates are influenced by the same factors cited in the ACL model such as economic forecasts, average portfolio life, etc. Refer to Note 1, Summary of Significant Accounting Policies, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K 53 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

for additional information related to the ACL Policy and the discussion of these factors. Second, since the category of construction is generic, management applies a weighting of the reserve rates associated with certain CRE loans. The proportion of these segments affect the weighting. Third, volume changes impact the total reserve calculation.

As a percentage of average total portfolio loans, net charge-offs were 0.15% for the year ended December 31, 2022 compared to 0.79% for the same period in 2021. At December 31, 2022 NPLs decreased $0.8 million at December 31, 2022 since December 31, 2021. NPLs as a percentage of total portfolio loans were 0.21% and 0.26% as of December 31, 2022 and December 31, 2021, respectively.

Refer to Note 6, Allowance for Credit Losses, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information related to our ACL.

Deposits

The daily average balance of deposits and rates paid on deposits are summarized in the following table for the years ended December 31:

	2022		2021	
(Dollars in Thousands)	**Average Balance**	**Rate**	**Average Balance**	**Rate**
Noninterest-Bearing Demand	$ 716,645	—	$ 736,974	—
Interest-Bearing Demand	489,298	0.32%	413,714	0.24%
Money Market	521,269	0.35%	383,391	0.29%
Savings	720,682	0.10%	663,382	0.10%
Certificates of Deposit	1,271,548	1.14%	1,484,436	1.31%
Total Interest-Bearing Deposits	**3,002,797**	**0.62%**	**2,944,923**	**0.76%**
Total Average Deposits	**$3,719,442**	**0.50%**	**$3,681,897**	**0.60%**

For the year ended December 31, 2022, total average deposits grew $37.5 million, including an increase in average money market accounts of $137.9 million, or 36.0%, an increase in average interest-bearing deposits of $75.5 million, or 18.3%, and an increase in average savings accounts of $57.3 million, or 8.6%. The increases were partially offset by a managed decrease in average CDs of $212.9 million, or 14.3% due to the intentional runoff of higher cost CDs, through the first half of the year, and a decline in average noninterest-bearing demand deposits of $20.3 million. Due to historically low market interest rates during 2021 and the first half of 2022, the Company was able to migrate away from higher rate CDs and grow lower yielding, more liquid products. During the second half of 2022, market interest rates increased quickly providing new incentives for customers to seek out higher yielding CDs.

The following table presents additional information about our year-end deposits:

(Dollars in Thousands)	**2022**	**2021**
Deposits from the Certificate of Deposit Account Registry Services (CDARS)	$ 922	$ 139
Noninterest-Bearing Public Funds Deposits	27,086	58,393
Interest-Bearing Public Funds Deposits	180,243	123,968
Total Deposits not Covered by Deposit Insurance[(1)]	378,175	396,626
Certificates of Deposits not Covered by Deposit Insurance	159,030	147,134
Deposits from Certain Directors, Executive Officers and their Affiliates	2,910	3,032

(1) These deposits are presented on an estimated basis. This estimate was determined based on the same methodologies and assumptions used for regulatory reporting requirements.

54

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) Maturities of CDs over $250,000 or more not covered by deposit insurance at December 31, 2022 are summarized as follows: (Dollars in Thousands) Amount Percent Three Months or Less $ 16,002 10.1% Over Three Months Through Twelve Months 72,505 45.6% Over Twelve Months Through Three Years 62,836 39.5% Over Three Years 7,687 4.8% Total $159,030 100.0% Refer to Note 11, Deposits, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information related to our deposits. Federal Home Loan Bank (“FHLB”) Borrowings and Federal Funds Purchased Information pertaining to FHLB borrowings and federal funds purchased at December 31 is summarized in the table below: (Dollars in Thousands) 2022 2021 2020 Balance at Period End Federal Home Loan Bank Borrowings $180,550 $ 7,000 $35,000 Federal Funds Purchased 17,870 — — Average Balance during Period Federal Home Loan Bank Borrowings 29,849 25,986 30,628 Federal Funds Purchased 5,711 — 55 Average Interest Rate during the Period Federal Home Loan Bank Borrowings 3.90% 1.20% 1.18% Federal Funds Purchased 3.29% —% 1.82% Maximum Month-end Balance during the Period Federal Home Loan Bank Borrowings 180,550 35,000 35,000 Federal Funds Purchased 23,020 — — Average Interest Rate at Period End Federal Home Loan Bank Borrowings 4.48% 1.61% 1.13% Federal Funds Purchased 4.65% —% —% The Company had $180.6 million FHLB borrowings at December 31, 2022 and $7.0 million at December 31, 2021 an increase of $173.6 million. The Company had $17.9 million in overnight federal funds purchased at December 31, 2022 and had no outstanding overnight federal funds purchased at December 31, 2021. The level and composition of borrowed funds fluctuates over time based on many factors including market conditions, loan growth, investment securities, deposit growth and capital considerations. We manage our borrowed funds to provide a reliable source of liquidity. The Company held FHLB of Atlanta stock of $9.7 million and $2.4 million at December 31, 2022 and December 31, 2021, respectively. Dividends recorded on this restricted stock were $154 thousand and $121 thousand for the years ended December 31, 2022 and December 31, 2021, respectively. The investment is carried at cost and evaluated for impairment based on the ultimate recoverability of the par value. We hold FHLB stock because we are a member of the FHLB of Atlanta. The FHLB requires members to purchase and hold a specified level of FHLB stock based upon the members’ asset values, level of borrowings and participation in other programs offered. Stock in the FHLB is non-marketable and is redeemable at the discretion of the FHLB. Members do not purchase stock in the FHLB for the same reasons that traditional equity investors acquire stock in an investor-owned enterprise. Rather, members 55 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) purchase stock to obtain access to the products and services offered by the FHLB. Unlike equity securities of traditional for-profit enterprises, the stock of the FHLB does not provide its holders with an opportunity for capital appreciation because, by regulation, FHLB stock can only be purchased, redeemed and transferred at par value. Refer to Note 12, Federal Home Loan Bank Borrowings and Federal Funds Purchased, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information related to our borrowings. Capital Resources The following table summarizes ratios for the Company and Bank for December 31: 2022 2021 Common Equity Tier 1 Carter Bankshares, Inc. 12.61% 14.21% Carter Bank and Trust 12.42% 14.04% Tier 1 Ratio Carter Bankshares, Inc. 12.61% 14.21% Carter Bank and Trust 12.42% 14.04% Total Risk-Based Capital Ratio Carter Bankshares, Inc. 13.86% 15.46% Carter Bank and Trust 13.68% 15.29% Leverage Ratio Carter Bankshares, Inc. 10.29% 10.62% Carter Bank and Trust 10.13% 10.49% Total shareholders’ equity decreased by $79.0 million to $328.6 million at December 31, 2022 compared to $407.6 million at December 31, 2021. The decrease was primarily due to $87.3 million, net of tax, decrease in other comprehensive loss due to changes in the fair value of available-for-sale securities and $42.9 million related to the repurchase of common stock, partially offset by net income of $50.1 million. The remaining difference of $1.1 million is related to stock-based compensation during the year ended December 31, 2022. The Company and the Bank are subject to various capital requirements administered by the federal banking regulators. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies. Quantitative measures established by regulations to ensure capital adequacy require us to maintain minimum amounts and ratios. Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2022 and December 31, 2021, the most recent regulatory notifications categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category. 56

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) The Company continues to maintain its capital position with a leverage ratio of 10.29% as compared to the regulatory guideline of 5.00% to be well-capitalized and a risk-based Common Equity Tier 1 ratio of 12.61% compared to the regulatory guideline of 6.50% to be well-capitalized. Our risk-based Tier 1 and Total Capital ratios were 12.61% and 13.86%, respectively, which places the Company above the federal bank regulatory agencies’ well-capitalized guidelines of 8.00% and 10.00%, respectively. We believe that we have the ability to raise additional capital, if necessary. The Basel rules also permit banking organizations with less than $15.0 billion in assets to retain, through a one-time election, existing treatment for accumulated other comprehensive income, which currently does not affect regulatory capital. The Company elected to retain this treatment which reduces the volatility of regulatory capital levels. The Basel III Capital Rules require the Company and the Bank to maintain minimum Common Equity Tier 1, Tier 1 and Total Capital ratios, along with a capital conservation buffer, effectively resulting in new minimum capital ratios. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall. The Basel III Capital Rules also provide for a “countercyclical capital buffer” that is applicable to only certain covered institutions and does not have any current applicability to the Company or the Bank. In December 2018, the Office of the Comptroller of the Currency, (the “OCC”), the Federal Reserve System, (“FRB”), and the Federal Deposit Insurance Corporation, (“FDIC”), approved a final rule to address changes to credit loss accounting under GAAP, including banking organizations’ implementation of CECL. The final rule provides banking organizations the option to phase in over a three-year period the Day 1 adverse effects on regulatory capital that may result from the adoption of the new accounting standard. On March 27, 2020, the regulators issued interim final rule (“IFR”), “Regulatory Capital Rule: Revised Transition of the Current Expected Credit Losses Methodology for Allowances” in response to the disrupted economic activity from the spread of COVID-19. The IFR maintains the three-year transition option in the previous rule and provides banks the option to delay for two years an estimate of CECL’s effect on regulatory capital, relative to the incurred loss methodology’s effect on regulatory capital, followed by a three-year transition period (five-year transition option). We adopted CECL effective January 1, 2021 and elected to implement the capital transition relief over the permissible three-year period. Refer to Note 20, Capital Adequacy, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information related to our capital. Contractual Obligations Contractual obligations represent future cash commitments and liabilities under agreements with third parties and exclude contingent contractual liabilities for which we cannot reasonably predict future payments. The Company has various financial obligations, including contractual obligations and commitments that may require future cash payments. The following table presents, as of December 31, 2022, significant fixed and determinable contractual obligations to third parties by payment date: 57 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

	Payments Due In				
(Dollars in Thousands)	Less Than One Year	One to Three Years	Three to Five Years	More Than five Years	Total
Deposits without a Stated Maturity[1]	$2,368,807	$ —	$ —	$ —	$2,368,807
Certificates of Deposits[1]	637,771	487,827	134,345	1,583	1,261,526
Federal Home Loan Bank Borrowings	180,550	—	—	—	180,550
Federal Funds Purchased	17,870	—	—	—	17,870
Operating and Capital Leases	675	1,287	1,247	9,975	13,184
Purchase Obligations	4,674	8,719	8,089	2,983	24,465
Total	**$3,210,347**	**$497,833**	**$143,681**	**$14,541**	**$3,866,402**

(1) Excludes Interest

Lease contracts are described in Note 8, Premises and Equipment, of the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K. Purchase obligations primarily represent obligations under agreement with a third-party data processing vendor and communications charges.

Off-Balance Sheet Arrangements

In the normal course of business, the Company offers our customers lines of credit and letters of credit to meet their financing objectives. The undrawn or unfunded portion of these facilities do not represent outstanding balances and therefore are not reflected in our financial statements as loans receivable. The Company provides lines of credit to our clients to memorialize the commitment to finance the completion of construction projects and revolving lines of credit to operating companies to finance their working capital needs. Lines of credit for construction projects represent $373.2 million, or 59.2% and $283.9 million, or 55.3% of the commitments to extend credit identified in the table below at December 31, 2022 and December 31, 2021, respectively. The Company provides letters of credit, generally, for the benefit or our customers to provide assurance to various municipalities that construction projects will be completed according to approved plans and specifications. These instruments involve elements of credit and interest rate risk and our exposure to credit loss, in the event the customer does not satisfy the terms of the agreement, could be equal to the contractual amount of the obligation less the value of any collateral. The Company analyzes this risk and calculates a reserve for unfunded commitments. The same credit policies are applied in granting these facilities as those used for underwriting loans. Lines of credit to finance construction projects include a construction end date, at which time the loan is expected to convert to a mini-perm loan. A department independent of our lending group monitors construction commitments of $1.0 million or more. Lines of credit to operating companies to finance working capital include a maturity date and may include various financial covenants. Letters of credit include an expiration date unless it is a standby letter of credit which automatically renews but generally provide for a termination clause on an annual basis given sufficient notice to the beneficiary. The Company typically charges an annual fee for the issuance of letters of credit. Because letters of credit are expected to expire without being drawn upon, these commitments do not necessarily represent future cash requirements of the Company.

The following table sets forth the commitments and letters of credit as of December 31:

(Dollars in Thousands)	2022	2021
Commitments to Extend Credit	$630,619	$513,482
Standby Letters of Credit	25,739	27,083
Total	**$656,358**	**$540,565**

Estimates of the fair value of these off-balance sheet items were not made because of the short-term nature of these arrangements and the credit standing of the counterparties.

58

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) For more details, see Note 17 — Commitments and Contingencies, in Part II, Item 8. Financial Statements and Supplementary Data of this Annual Report on Form 10-K. Liquidity Liquidity is defined as a financial institution’s ability to meet its cash and collateral obligations at a reasonable cost. This includes the ability to satisfy the financial needs of depositors who want to withdraw funds or borrowers needing to access funds to meet their credit needs. In order to manage liquidity risk the Company’s Board has delegated authority to the ALCO for formulation, implementation and oversight of liquidity risk management for the Company. The ALCO’s goal is to maintain adequate levels of liquidity at a reasonable cost to meet funding needs in both a normal operating environment and for potential liquidity stress events. The ALCO monitors and manages liquidity through various ratios, reviewing cash flow projections, performing stress tests and by having a detailed contingency funding plan. The ALCO policy guidelines define graduated risk tolerance levels. If our liquidity position moves to a level that has been defined as high risk, specific actions are required, such as increased monitoring or the development of an action plan to reduce the risk position. The Company’s primary funding and liquidity source is a stable customer deposit base. Management believes that we have the ability to retain existing deposits and attract new deposits, mitigating any funding dependency on other more volatile sources. Although deposits are the primary source of funds, the Company has identified various other funding sources that can be used as part of our normal funding program when either a structure or cost efficiency has been identified. Additional funding sources accessible to the Company include borrowing availability at the FHLB, equal to 25% of the Company’s assets approximating $1.0 billion, subject to the amount of eligible collateral pledged, unsecured federal funds lines with six other correspondent financial institutions in the amount of $145.0 million, access to the institutional CD market, and the brokered deposit market. In addition to the lines referenced above, the Company also has $611.8 million of unpledged available-for-sale investment securities as an additional source of liquidity. Please refer to the Liquidity Sources table below for available funding with the FHLB and our unsecured lines of credit with correspondent banks. An important component of our ability to effectively respond to potential liquidity stress events is maintaining a cushion of highly liquid assets. Highly liquid assets are those that can be converted to cash quickly, with little or no loss in value, to meet financial obligations. ALCO policy guidelines define a ratio of highly liquid assets to total assets by graduated risk tolerance levels of minimal, moderate and high. At December 31, 2022, the Bank had $616.3 million in highly liquid assets, which consisted of FRB Excess Reserves and interest-bearing deposits in other financial institutions of $4.5 million, and $611.8 million in unpledged securities. This resulted in highly liquid assets to total assets ratio of 14.7% at December 31, 2022. If an extended recession caused large numbers of our deposit customers to withdraw their funds, we might become more reliant on volatile or more expensive sources of funding. The following table provides detail of liquidity sources as of December 31: (Dollars in Thousands) 2022 2021 Cash and Due From Banks, including Interest-bearing Deposits $ 46,869 $ 277,799 Unpledged Investment Securities 611,845 743,836 Excess Pledged Securities 46,305 28,417 FHLB Borrowing Availability 676,746 667,307 Unsecured Lines of Credit Availability 127,130 145,000 Total Liquidity Sources $1,508,895 $1,862,359 Inflation Management is aware of the significant effect inflation has on interest rates and can have on financial performance. The Company’s ability to cope with this is best determined by analyzing its capability to 59 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) respond to changing interest rates and its ability to manage noninterest income and expense. The mix of interest-rate sensitive assets and liabilities is monitored through ALCO in order to reduce the impact of inflation on net interest income. The effects of inflation are controlled by reviewing the prices of our products and services, by introducing new products and services and by controlling overhead expenses. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation. Stock Repurchase Plan On June 28, 2022, the Company’s Board authorized the adoption of a new common stock repurchase program for the purchase of up to an additional 750,000 shares of the Company’s common stock from time-to-time on the open market (“2022 program”), at management’s discretion, which was in addition to the existing plan approved by the Board on December 10, 2021 (“prior program”, and together with the 2022 program, the “Company Stock Repurchase Programs.”) The prior program was completed on April 28, 2022. The Company purchased 2,587,361 shares of its outstanding common stock on the open market at a total cost of $42.9 million, or $16.59 per share during the year ended December 31, 2022 under the Company Stock Repurchase Programs. The remaining shares authorized to be purchased under the 2022 program totaled 132,232 shares at December 31, 2022. The Company Stock Repurchase Programs are described in Item 5, Market for the Registrant’s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities, of this Annual Report on Form 10-K. ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK Market Risk Market risk is defined as the degree to which changes in interest rates, foreign exchange rates, commodity prices, or equity prices can adversely affect a financial institution’s earnings or capital. For financial institutions, market risk primarily reflects exposures to changes in interest rates. Interest rate fluctuations affect earnings by changing net interest income and other interest-sensitive income and expense levels. Interest rate changes affect capital by changing the net present value of a financial institution’s future cash flows, and the cash flows themselves, as rates change. Accepting this risk is a normal part of banking and can be an important source of profitability and enhancement of shareholder value. However, excessive interest rate risk can threaten a financial institution’s earnings, capital, liquidity, and solvency. Our sensitivity to changes in interest rate movements is continually monitored by the ALCO. The ALCO utilizes an asset liability model (“ALM”) to monitor and manage market risk by simulating various rate shock scenarios and analyzing the results of the rate shocks on the Company’s projected net interest income (“NII”) and economic value of equity (“EVE”). The rate shock scenarios used in the ALM span over multiple time horizons and yield curve shapes and include parallel and non-parallel shifts to ensure the ALCO can mitigate future earnings and market value fluctuations due to changes in market interest rates. Within the context of the ALM, NII rate shock simulations explicitly measure the exposure to earnings from changes in market rates of interest over a defined time horizon. These robust simulations include assumptions of how the balance sheet will react in different rate environments including loan prepayment speeds, the average life of non-maturing deposits, and how sensitive each interest-earning asset and interest-bearing liability is to changes in the market rates (betas). Under simulation analysis, our current financial position is combined with assumptions regarding future business to calculate net interest income under various hypothetical rate scenarios. Reviewing these various measures provides us with a more comprehensive view of our interest rate risk profile. 60

CARTER BANKSHARES, INC. AND SUBSIDIARIES

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (continued)

NII rate shock simulation results are compared to a base case NII result to provide an estimate of the impact that simulated market rate changes may have on 12 months and 24 months of pretax NII. The base case earnings scenario together with various rate shock earning scenarios are modeled utilizing both a static and growth balance sheet. A static balance sheet is a no-growth balance sheet in which all maturing and/or repricing cash flows are reinvested in the same product at the existing product spread over a prescribed index. Parallel rate shock analyses assume an immediate parallel shift in market interest rates across all horizons of the yield curve and also include management's assumptions regarding the impact of interest rate changes on non-maturity deposit products (noninterest-bearing demand, interest-bearing demand, money market, and savings) and changes in the prepayment behavior of loans and securities with embedded optionality. Our policy guidelines limit the change in pretax NII over a 12-month horizon using rate shocks of +/- 100, 200, 300, and 400 basis points.

To monitor interest rate risk beyond the 24-month time horizon of rate shocks, we also perform EVE rate shock simulations using the same assumptions used in the NII rate shock simulations discussed above. EVE represents the present value of all asset cash flows discounted with related market interest rates minus the present value of all liability cash flows which are also discounted with related market interest rates. The impact of a changing interest rate environment on the Company's projected EVE is analyzed by shocking market interest rates, then modeling the impact of the rate shock on both the cash flow of assets and liabilities, and the underlying discount rate utilized in the present value calculation of the assets and liabilities. Market rate shock results are then compared to base case simulation results to determine the impact that market rate changes may have on our EVE. As with NII rate shock analyses, EVE rate shock analyses incorporate management's assumptions regarding prepayment behavior of fixed rate loans and securities with embedded optionality and the behavior and value of non-maturity deposit products. Our policy guidelines limit the change in EVE given changes in rates of +/- 100, 200, 300, and 400 basis points.

The following tables reflect the NII rate shock analyses and EVE analyses results for the periods presented utilizing a forecasted static balance sheet over the next twelve months. All percentage changes presented are within prescribed ranges set by management.

	December 31, 2022		December 31, 2021	
Change in Interest Rate (basis points)	% Change in Pretax Net Interest Income	% Change in Economic Value of Equity	% Change in Pretax Net Interest Income	% Change in Economic Value of Equity
400	14.5%	(4.7)%	43.6%	24.6%
300	11.2%	(2.1)%	33.1%	20.6%
200	7.7%	(0.2)%	22.5%	15.4%
100	4.1%	0.8%	11.4%	8.6%
-100	(5.1)%	(3.4)%	(2.4)%	(7.0)%
-200	(10.7)%	(8.5)%	(3.2)%	(11.5)%
-300	(17.3)%	(16.0)%	(3.3)%	0.9%
-400	(23.5)%	(28.0)%	(3.3)%	14.3%

The results from the net interest income rate shock analysis are consistent with having an asset sensitive balance sheet when adjusted for repricing correlations (betas). The above table indicates that in a rising interest rate environment, the Company is positioned to have increased pretax net interest income for the same asset base due to the balance sheet composition, related maturity structures, and repricing correlations to market interest rates for assets and liabilities. Conversely, in a declining interest rate environment, we are positioned to have decreased pretax net interest income for the same reasons discussed above.

Based on the ALM results presented above for the quarters ending December 31, 2022 and December 31, 2021, the Company's balance sheet is less asset sensitive at December 31, 2022 than it previously was at December 31, 2021. This migration in asset sensitivity is due to 1) lower yielding, floating rate excess cash positions held in federal reserve bank and interest-bearing deposits in other financial

Form 10-K

61

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (continued) institutions that are more sensitive to future market interest rate changes which were deployed into higher yielding, fixed and floating rate securities and portfolio loans that are less sensitive to future market interest rate changes, and 2) the recent shifts in the shape of the yield curve between the two periods presented above. In addition to rate shocks and EVE analyses, sensitivity analyses are performed to help us identify which model assumptions are critical and cause the greatest impact on pretax NII. Sensitivity analyses include changing prepayment behavior of loans and securities with optionality, repricing correlations, and the impact of interest rate changes on non-maturity deposit products (decay rates). 62

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA Consolidated Financial Statements Consolidated Balance Sheets 64 Consolidated Statements of Income (Loss) 65 Consolidated Statements of Comprehensive (Loss) Income 66 Consolidated Statements of Changes in Shareholders’ Equity 67 Consolidated Statements of Cash Flows 68 Notes to Consolidated Financial Statements 70 Report of Crowe LLP, Independent Registered Public Accounting Firm (PCAOB ID 173), on Consolidated Financial Statements and Effectiveness of Internal Controls Over Financial Reporting 121 63 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (continued) CONSOLIDATED BALANCE SHEETS (Dollars in Thousands Except Per Share Data) December 31, 2022 December 31, 2021 ASSETS Cash and Due From Banks, including Interest-Bearing Deposits of $4,505 at December 31, 2022 and $241,101 at December 31, 2021 $ 46,869 $ 277,799 Securities Available-for-Sale, at Fair Value 836,273 922,400 Loans Held-for-Sale — 228 Portfolio Loans 3,148,913 2,812,129 Allowance for Credit Losses (93,852) (95,939) Portfolio Loans, net 3,055,061 2,716,190 Bank Premises and Equipment, net 72,114 75,297 Other Real Estate Owned, net 8,393 10,916 Federal Home Loan Bank Stock, at Cost 9,740 2,352 Bank Owned Life Insurance 56,734 55,378 Other Assets 119,335 73,186 Total Assets $4,204,519 $4,133,746 LIABILITIES Deposits: Noninterest-Bearing Demand $ 703,334 $ 747,909 Interest-Bearing Demand 496,948 452,644 Money Market 484,238 463,056 Savings 684,287 690,549 Certificates of Deposit 1,261,526 1,344,318 Total Deposits 3,630,333 3,698,476 Federal Home Loan Bank Borrowings 180,550 7,000 Federal Funds Purchased 17,870 — Other Liabilities 47,139 20,674 Total Liabilities 3,875,892 3,726,150 SHAREHOLDERS’ EQUITY Common Stock, Par Value $1.00 Per Share, Authorized 100,000,000 Shares; Outstanding – 23,956,772 shares at December 31, 2022, and 26,430,919 shares at December 31, 2021 23,957 26,431 Additional Paid-in Capital 104,693 143,988 Retained Earnings 285,593 235,475 Accumulated Other Comprehensive (Loss) Income (85,616) 1,702 Total Shareholders’ Equity 328,627 407,596 Total Liabilities and Shareholders’ Equity $4,204,519 $4,133,746 See accompanying notes to audited Consolidated Financial Statements. 64

CARTER BANKSHARES, INC. AND SUBSIDIARIES

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (continued)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Dollars in Thousands except, Per Share Data)	Years Ended December 31, 2022	2021	2020
INTEREST INCOME			
Loans, including fees			
Taxable	$ 135,055	$ 115,448	$ 117,226
Non-Taxable	3,609	4,733	7,694
Investment Securities			
Taxable	20,330	12,442	14,263
Non-Taxable	693	882	1,238
FRB Excess Reserves	312	169	224
Interest on Bank Deposits	29	102	78
Dividend Income	154	121	218
Total Interest Income	**160,182**	**133,897**	**140,941**
Interest Expense			
Interest Expense on Deposits	18,616	22,246	35,391
Interest Expense on Federal Funds Purchased	188	—	1
Interest on Other Borrowings	1,450	468	434
Total Interest Expense	**20,254**	**22,714**	**35,826**
NET INTEREST INCOME	**139,928**	**111,183**	**105,115**
Provision for Credit Losses	2,419	3,350	18,006
Provision (Recovery) for Unfunded Commitments	509	(1,269)	—
Net Interest Income After Provision (Recovery) for Credit Losses	**137,000**	**109,102**	**87,109**
NONINTEREST INCOME			
Gain on Sales of Securities, net	46	6,869	6,882
Service Charges, Commissions and Fees	7,168	6,662	4,668
Debit Card Interchange Fees	7,427	7,226	5,857
Insurance Commissions	1,961	1,901	1,728
Bank Owned Life Insurance Income	1,357	1,380	1,400
Gains on Sales and Write-downs of Bank Premises, net	73	—	—
Other Real Estate Owned Income	50	90	340
Commercial Loan Swap Fee Income	774	2,416	4,051
Other	2,862	2,337	1,654
Total Noninterest Income	**21,718**	**28,881**	**26,580**
NONINTEREST EXPENSE			
Salaries and Employee Benefits	52,399	54,157	52,390
Occupancy Expense, net	13,527	13,556	13,369
FDIC Insurance Expense	2,015	2,157	2,313
Other Taxes	3,319	3,129	3,151
Advertising Expense	1,434	952	1,633
Telephone Expense	1,781	2,208	2,303
Professional and Legal Fees	5,818	5,255	5,006
Data Processing	4,051	3,758	2,648
Losses on Sales and Write-downs of Other Real Estate Owned, net	432	3,622	1,435
Losses on Sales and Write-downs of Bank Premises, net	—	231	99
Debit Card Expense	2,750	2,777	2,565
Tax Credit Amortization	621	1,708	1,088
Unfunded Loan Commitment Expense	—	—	(252)
Other Real Estate Owned Expense	343	407	657
Goodwill Impairment Expense	—	—	62,192
Other	8,511	8,368	8,178
Total Noninterest Expense	**97,001**	**102,285**	**158,775**
Income (Loss) Before Income Taxes	**61,717**	**35,698**	**(45,086)**
Income Tax Provision	11,599	4,108	772
Net Income (Loss)	**$ 50,118**	**$ 31,590**	**$ (45,858)**
Earnings (Loss) per Common Share:			
Basic Earnings (Loss) per Common Share	$ 2.03	$ 1.19	$ (1.74)
Diluted Earnings (Loss) per Common Share	$ 2.03	$ 1.19	$ (1.74)
Average Shares Outstanding-Basic	24,595,789	26,342,729	26,379,774
Average Shares Outstanding-Diluted	24,595,789	26,342,729	26,379,774

See accompanying notes to audited Consolidated Financial Statements.

65

Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (continued) CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME Years Ended December 31, (Dollars in Thousands) 2022 2021 2020 Net Income (Loss) $ 50,118 $ 31,590 $(45,858) Other Comprehensive (Loss) Income: Net Unrealized (Losses) Gains on Securities Available-for-Sale: Net Unrealized (Losses) Gains Arising during the Period (111,542) (10,877) 26,621 Reclassification Adjustment for Gains included in Net Income (Loss) (46) (6,869) (6,882) Tax Effect 24,270 3,727 (4,145) Net Unrealized (Losses) Gains Recognized in Other Comprehensive (Loss) Income (87,318) (14,019) 15,594 Other Comprehensive (Loss) Income: (87,318) (14,019) 15,594 Comprehensive (Loss) Income $ (37,200) $ 17,571 $(30,264) See accompanying notes to audited Consolidated Financial Statements. 66

CARTER BANKSHARES, INC. AND SUBSIDIARIES

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (continued)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Years Ended December 31,				
(Dollars in Thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Total Shareholder's Equity
Balance January 1, 2020	**$26,334**	**$142,492**	**$304,158**	**$ 127**	**$473,111**
Net Loss	—	—	(45,858)	—	(45,858)
Other Comprehensive Income, Net of Tax	—	—	—	15,594	15,594
Dividends Declared ($0.14 per share)	—	—	(3,689)	—	(3,689)
Forfeiture of Restricted Stock (4,344 shares)	(4)	4	—	—	—
Issuance of Restricted Stock (55,156 shares)	55	(55)	—	—	—
Recognition of Restricted Stock Compensation Expense	—	1,016	—	—	1,016
Balance December 31, 2020	**$26,385**	**$143,457**	**$254,611**	**$ 15,721**	**$440,174**
Net Income	—	—	31,590	—	31,590
Other Comprehensive Loss, Net of Tax	—	—	—	(14,019)	(14,019)
Cumulative Effect For Adoption of Credit Losses	—	—	(50,726)	—	(50,726)
Repurchase of Common Stock (30,407 shares)	(30)	(433)	—	—	(463)
Forfeiture of Restricted Stock (6,205 shares)	(6)	6	—	—	—
Issuance of Restricted Stock (82,490 shares)	82	(82)	—	—	—
Recognition of Restricted Stock Compensation Expense	—	1,040	—	—	1,040
Balance December 31, 2021	**$26,431**	**$143,988**	**$235,475**	**$ 1,702**	**$407,596**
Net Income	—	—	50,118)	—	50,118
Other Comprehensive Loss, Net of Tax	—	—	—	(87,318)	(87,318)
Repurchase of Common Stock (2,587,361 shares)	(2,587)	(40,340)	—	—	(42,927)
Forfeiture of Restricted Stock (14,141 shares)	(14)	(142)	—	—	(156)
Issuance of Restricted Stock (127,355 shares)	127	(127)	—	—	—
Recognition of Restricted Stock Compensation Expense	—	1,314	—	—	1,314
Balance December 31, 2022	**$23,957**	**$104,693**	**$285,593**	**$(85,616)**	**$328,627**

See accompanying notes to audited Consolidated Financial Statements.

67

Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (continued) CONSOLIDATED STATEMENTS OF CASH FLOWS Years Ended December 31, (Dollars in Thousands) 2022 2021 2020 OPERATING ACTIVITIES Net Income (Loss) $ 50,118 $ 31,590 $ (45,858) Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities Provision for Credit Losses, including Provision (Recovery) for Unfunded Commitments 2,928 2,081 18,006 Goodwill Impairment — — 62,192 Origination of Loans Held-for-Sale (8,047) (480,372) (800,053) Proceeds From Loans Held-for-Sale 10,184 505,946 794,592 Depreciation/Amortization of Bank Premises and Equipment 6,063 6,229 6,142 Provision (Benefit) for Deferred Taxes 3,630 3,114 (1,627) Net Amortization of Securities 5,749 4,798 3,441 Tax Credit Amortization 621 1,708 1,088 Gains on Sales of Loans Held-for-Sale (396) (365) (262) Gains on Sales of Securities, net (46) (6,869) (6,882) Write-downs of Other Real Estate Owned 741 3,472 1,483 (Gains) Losses on Sales of Other Real Estate Owned, net (309) 150 (48) (Gains) Losses on Sales and Write-downs of Bank Premises, net (73) 231 99 Change in Fair Market Value of Commercial Loan Swap Derivative (605) (89) 214 Premiums on Branch Sales — (506) — Increase in the Value of Life Insurance Contracts (1,357) (1,380) (1,400) Recognition of Restricted Stock Compensation Expense 1,314 1,040 1,016 (Increase) Decrease in Other Assets (3,273) 8,361 (18,723) Increase (Decrease) in Other Liabilities 3,549 (1,601) (5,716) Net Cash Provided By Operating Activities 70,791 77,538 7,704 INVESTING ACTIVITIES Securities Available-for-Sale: Proceeds from Sales 19,777 197,056 188,169 Proceeds from Maturities, Redemptions, and Pay-downs 84,693 110,196 78,852 Purchases (135,634) (466,648) (277,644) Purchase of Bank Premises and Equipment, Net (5,890) (8,484) (10,120) Proceeds from Sales of Bank Premises and Equipment, net 408 — — Net Cash Paid in Branch Sales — (73,923) — Proceeds from Sale of Portfolio Loans — 52,320 — (Purchase) Redemption of Federal Home Loan Bank Stock, net (7,388) 2,741 (980) Loan (Originations) and Payments, net (342,877) 67,131 (75,688) Other Real Estate Owned Improvements — — (19) Proceeds from Sales and Payments of Other Real Estate Owned 4,840 13,256 4,162 Net Cash Used In Investing Activities (382,071) (106,355) (93,268) FINANCING ACTIVITIES Net Change in Demand, Money Markets and Savings Accounts 14,649 369,730 469,507 Decrease in Certificates of Deposits (82,792) (276,899) (289,124) Proceeds (Repayments) from Federal Home Loan Bank Borrowings, net 173,550 (28,000) 25,000 Proceeds (Repayments) from Federal Funds Purchased, net 17,870 — — Repurchase of Common Stock (42,927) (157) — Cash Dividends Paid — — (3,689) Net Cash Provided By Financing Activities 80,350 64,674 201,694 Net (Decrease) Increase in Cash and Cash Equivalents (230,930) 35,857 116,130 Cash and Cash Equivalents at Beginning of Period 277,799 241,942 125,812 Cash and Cash Equivalents at End of Period $ 46,869 $ 277,799 $ 241,942 See accompanying notes to audited Consolidated Financial Statements. 68

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (continued) CONSOLIDATED STATEMENTS OF CASH FLOWS – (continued) Years Ended December 31, (Dollars in Thousands) 2022 2021 2020 SUPPLEMENTARY DATA Cash Interest Paid $ 19,338 $ 23,467 $ 36,696 Cash Paid for Income Taxes 5,793 2,720 416 Transfer from Loans to Other Real Estate Owned 74 59 755 Loans Transferred to Held-for-Sale 1,513 — — Transfer from Fixed Assets to Other Real Estate Owned 2,675 12,013 2,221 Security (Purchases) Settled in Subsequent Period — — (2,259) Right-of-use Asset Recorded in Exchange for Lease Liabilities 3,391 2,027 621 Loans Held-for-Sale in Connection with Sale of Bank Branches — — 9,835 Bank Premises and Equipment Held-for-Sale — — 2,293 Deposits Held for Assumption in Connection with Sale of Bank Branches — — 84,717 Stock Repurchases Settled in Subsequent Period — (306) — See accompanying notes to audited Consolidated Financial Statements. 69 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Nature of Operations: Carter Bankshares, Inc. (the “Company”) is a holding company headquartered in Martinsville, Virginia. The Company is the parent company of its wholly owned subsidiary of Carter Bank & Trust (the “Bank”). The holding company is regulated by the Federal Reserve Bank (“FRB”). The Bank is an insured, Virginia state-chartered commercial bank which operates branches in Virginia and North Carolina. The Bank is regulated by the Federal Deposit Insurance Corporation (“FDIC”) and Bureau of Financial Institutions of the Virginia State Corporation Commission. The Bank has one wholly owned subsidiary, CB&T Investment Company (the “Investment Company”). The Company was incorporated on October 7, 2020, by and at the direction of the Bank Board, for the sole purpose of acquiring the Bank and serving as the Bank’s parent bank holding company pursuant to a corporate reorganization transaction (the “Reorganization”). The Reorganization was completed on November 20, 2020 pursuant to an Agreement and Plan of Reorganization among the Bank, the Company and CBT Merger Sub, Inc., and the Bank survived the Reorganization as a wholly-owned subsidiary of the Company. In the Reorganization, each of the outstanding shares of the Bank’s common stock were converted into and exchanged for one newly issued share of the Company’s common stock. Our market coverage is primarily in Virginia and North Carolina, including Fredericksburg, Charlottesville, Lynchburg, Roanoke, Christiansburg, Martinsville, Danville, Greensboro, Fayetteville, and Mooresville. The Company provides a full range of financial services with retail, and commercial banking products and insurance. Accounting Policies: Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods then ended. Actual results could differ from those estimates. Our significant accounting policies are described below. Principles of Consolidation: The Consolidated Financial Statements include the accounts of Carter Bankshares, Inc. and its wholly owned subsidiary. The Investment Company is a subsidiary of the Bank. All significant intercompany transactions have been eliminated in consolidation. Reclassification: Amounts in prior years’ financial statements and footnotes are reclassified whenever necessary to conform to the current year’s presentation. Reclassifications had no material effect on prior year net income or shareholders’ equity. Use of Estimates: To prepare financial statements in conformity with GAAP, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the Consolidated Financial Statements and the disclosures provided, and actual results could differ from those estimates. Information available which could affect these judgments include, but are not limited to, changes in interest rates, changes in the performance of the economy, including COVID-19-related changes, and changes in the financial condition of borrowers. Operating Segments: The chief decision-makers of our operating segments monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis, and operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment. Cash and Cash Equivalents: The Company considers all cash on hand, amounts due from banks, federal funds sold, and FRB excess reserves as cash equivalents for the purposes of the Consolidated Statements of Cash Flows with all items having original maturities fewer than 90 days. Federal funds are customarily sold for one-day periods. The FRB pays the target fed funds rate on the FRB excess reserves. 70

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Restrictions on Cash: Cash on hand or on deposit with the FRB is required to meet regulatory reserve and clearing requirements. Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and financial standby and performance letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Comprehensive (Loss) Income: Comprehensive (loss) income consists of net income (loss) and other comprehensive (loss) income. Other comprehensive (loss) income includes unrealized (losses) gains on securities available-for-sale, net of tax. Securities: The Company classifies securities into either the held-to-maturity or available-for-sale categories at the time of purchase. All securities were classified as available-for-sale at December 31, 2022 and December 31, 2021. Securities classified as available-for-sale include securities which can be sold for liquidity, investment management, or similar reasons even if there is not a present intention of such a sale. Available-for-sale securities are reported at fair value, with unrealized (losses) gains, net of tax included in other comprehensive (loss) income. Premium amortization is deducted from, and discount accretion is added to, interest income on securities using the level yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses are recognized upon the sale of specific identified securities on the completed trade date. Management evaluates debt securities for impairment on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. In determining impairment, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an impairment decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time. When an impairment occurs, the amount of impairment recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the impairment shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the impairment shall be separated into the amount representing the credit loss and the amount related to all other factors. Credit-related impairment is recognized as an allowance for credit losses (“ACL”) on the balance sheet with a corresponding adjustment to provision for credit losses in the Consolidated Statements of Net Income (Loss). Both the allowance and the adjustment to net income (loss) can be reversed if conditions change. Loans Held-for-Sale: Loans held-for-sale arise primarily from two sources. First, we purchase mortgage loans on a short-term basis from a partner financial institution that have fully executed sales contracts to end investors. Second, we originate and close mortgages with fully executed contracts with investors to purchase shortly after closing. We then hold these mortgage loans from both sources until funded by the investor, typically a two-week period. Gains and losses on sales of mortgage loans held-for-sale are determined using the specific identification method and are included in other noninterest income in the Consolidated Statements of Net Income (Loss). 71 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) From time to time, certain loans are transferred from the loan portfolio to loans held-for-sale, which are carried at the lower of cost or fair value. If a loan is transferred from the loan portfolio to the held-for-sale category, any write-down in the carrying amount of the loan at the date of transfer is recorded as a charge-off against the ACL. Subsequent declines in fair value are recognized as a charge to noninterest income. The remaining unamortized fees and costs are recognized as part of the cost basis of the loan at the time it is sold. Gains and losses on sales of loans held-for-sale are included in other noninterest income in the Consolidated Statements of Net Income (Loss). Loans and Allowance for Credit Losses: Loans that management have the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, discounts, and an allowance for credit losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments. An individually evaluated loan analysis is conducted for loans that are either or both nonperforming or a restructured loan with a commitment greater than or equal to $1.0 million. The ACL related to loans individually evaluated is primarily based on the excess of the loan’s current outstanding principal balance compared to the estimated fair value of the related collateral, less cost to sell. For a loan that is not collateral-dependent, the allowance is recorded at the amount by which the outstanding principal balance exceeds the current estimate of the future cash flows on the loan discounted at the loan’s original effective interest rate. Loans, including individually evaluated loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days based on contractual terms, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual, if repayment in full of principal and/or interest is unlikely. Any interest that is accrued, but not collected is reversed against interest income when a loan is placed on nonaccrual status, which typically occurs prior to charging off all, or a portion, of a loan. While a loan is classified as nonaccrual and the probability of collecting the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. Payments collected on a nonaccrual loan are first applied to principal, secondly to any existing charge-offs, thirdly to interest, and lastly to any outstanding fees owed to the Company. Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within an acceptable period of time, and there is a period of a minimum of six months of satisfactory payment performance by the borrower in accordance with the contractual terms of interest and principal. Allowance for Credit Losses On January 1, 2021, we adopted Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (“Topic 326”), which replaced the incurred loss impairment model with an expected loss model. As part of adoption our model introduced a segmented pool of “other” loans for discrete analysis. This segmented pool included unique risk attributes considered inconsistent with current underwriting standards. The analysis applied to this pool resulted in an increase in the Current Expected Credit Losses (“CECL”) and is disclosed in the Other line item in the portfolio loan segments. As a result of the CECL adoption we recorded a transition adjustment of $50.7 million to retained earnings as of January 1, 2021 for the cumulative effect of the adoption of ASU 2016-13. Our CECL methodology introduced a modified discounted cash flow methodology based on expected cash flow changes in the future for the Other segment. A significant population of the Other segment was not impaired under the probable incurred loss model and therefore not subject to a collateral dependent 72

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) specific reserve analysis. For the population of the Other segment that was impaired under the incurred loss model, based on collateral values, the specific reserves totaled zero. The CECL model was developed with subjective assumptions that is driven by the following key factors: prepayment speeds, timing of prepayments, loss given defaults as well as other factors including the discount rate based upon the cost of capital and ultimately the timing of future cash flows. For periods prior to the adoption of the CECL standard, we recognized credit losses for loans that were collectively evaluated for impairment based on an incurred loss approach, which limited our measurement of credit losses to credit events that were estimated to have already occurred. The allowance for credit losses under the incurred loss model was a valuation allowance for probable incurred losses inherent in the loan portfolio. Management made the determination by taking into consideration historical loan loss experience, diversification of the loan portfolio, amounts of secured and unsecured loans, banking industry standards and averages, and general economic conditions. Credit losses were charged against the allowance when the loan balance was confirmed uncollectible. Subsequent recoveries, if any, were credited to the allowance. Ultimate losses varied from current estimates. The estimates were reviewed periodically and as adjustments become necessary, they were reported in earnings in the periods in which they become reasonably estimable. For more details, see Note 6 — Allowance for Credit Losses, in Item 8 of this Annual Report on Form 10-K. Allowance for Credit Losses Policy The adoption of CECL accounting did not result in a significant change to any other credit risk management and monitoring process, including identification of past due or delinquent borrowers, nonaccrual practices, assessment of troubled debt restructurings or charge-off policy. The Company’s methodology for estimating the ACL includes: Segmentation. The Company’s loan portfolio is segmented by homogeneous loan types that behave similarly to economic cycles. Specific Analysis. A specific reserve analysis is applied to certain individually evaluated loans. These loans are evaluated quarterly generally based on collateral value, observable market value or the present value of expected future cash flows. A specific reserve is established if the fair value is less than the loan balance. A charge-off is recognized when the loss is quantifiable. Individually evaluated loans not specifically analyzed receive a quantitative and qualitative analysis, as described below. Quantitative Analysis. The Company elected to use Discounted Cash Flow (“DCF”). Economic forecasts include but are not limited to unemployment, the Consumer Price Index, the Housing Price Index and Gross Domestic Product. These forecasts are assumed to revert to the long-term average and are utilized in the model to estimate the probability of default and loss given default through regression. Model assumptions include, but are not limited to the discount rate, prepayments and curtailments. The product of the probability of default and the loss given default is the estimated loss rate, which varies over time. The estimated loss rate is applied within the appropriate periods in the cash flow model to determine the net present value. Net present value is also impacted by assumptions related to the duration between default and recovery. The reserve is based on the difference between the summation of the principal balances taking amortized costs into consideration and the summation of the net present values. Qualitative Analysis. Based on management’s review and analysis of internal, external and model risks, management may adjust the model output. Management reviews the peaks and troughs of the model’s calibration, taking into account economic forecasts to develop guardrails that serve as the basis for determining the reasonableness of the model’s output and makes adjustments as necessary. This process challenges unexpected variability resulting from outputs beyond the model’s calibration that appear to be unreasonable. Additionally, management may adjust the economic forecast if it is incompatible with known market conditions based on management’s experience and perspective. 73 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) “Other” Segmented Pool CECL provides for the flexibility to model loans differently compared to the prior model. With the adoption of CECL management elected to evaluate certain loans based on shared but unique risk attributes. The loans included in the Other segment of the model were underwritten and approved based on standards that are inconsistent with our current underwriting standards. The model for the Other segment was developed with subjective assumptions that may cause volatility driven by the following key factors: prepayment speeds, timing of contractual payments, discount rate, as well as other factors. The discount rate is reflective of the inherent risk in the Other segment. A substantial change in these assumptions could cause a significant impact to the model causing volatility. Management reviews the model output for appropriateness and subjectively makes adjustments as needed. The analysis applied to this pool resulted in an allowance of $51.3 million upon adoption and is disclosed in the Other segment line item. Our charge-off policy for loans requires that loans and other obligations that are not collectible be promptly charged-off when the loss becomes probable, regardless of the delinquency status of the loan. The Company may elect to recognize a partial charge-off when management has determined that the value of collateral is less than the remaining investment in the loan. A loan or obligation does not need to be charged-off, regardless of delinquency status, if (i) management has determined there exists sufficient collateral to protect the remaining loan balance and (ii) there exists a strategy to liquidate the collateral. Management may also consider a number of other factors to determine when a charge-off is appropriate. These factors may include, but are not limited to: • The status of a bankruptcy proceeding • The value of collateral and probability of successful liquidation; and/or • The status of adverse proceedings or litigation that may result in collection Consumer unsecured loans and secured loans are evaluated for charge-off after the loan becomes 90 days past due. Unsecured loans are fully charged-off and secured loans are charged-off to the estimated fair value of the collateral less the cost to sell. Closed-end installment loans, amortizing loans secured by real estate and any other loans with payments scheduled monthly are reported past due when the borrower is in arrears two or more monthly payments. Other multi-payment obligations with payments scheduled other than monthly are reported past due when one scheduled payment is due and unpaid for 30 days or more. We monitor delinquency on a monthly basis, including early stage delinquencies of 30 to 89 days past due for early identification of potential problem loans. Refer to the “Credit Quality” and the “Allowance for Credit Losses” sections in the MD&A and Note 6, Allowance for Credit Losses, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for more details. Loan Restructurings: On April 1, 2022, the Company adopted the accounting guidance in ASU No. 2022-02, effective as of January 1, 2022, which eliminates the recognition and measurement of a TDR. Due to the removal of the TDR designation, the Company evaluates all loan restructurings according to the accounting guidance for loan modifications to determine if the restructuring results in a new loan or a continuation of the existing loan. Loan modifications to borrowers experiencing financial difficulty that result in a direct change in the timing or amount of contractual cash flows include situations where there is principal forgiveness, interest rate reductions, other-than-insignificant payment delays, term extensions, and combinations of the listed modifications. Management strives to identify borrowers in financial difficulty early and work with them to modify their loan to more affordable terms before their loan reaches nonaccrual status, foreclosure or repossession of the collateral to minimize economic loss to the Company. Concentration of Credit Risk: The majority of the Company’s loans, commitments and lines of credit have been granted to customers in the Company’s market area. The concentrations of credit by loan classification are set forth in Note 5. 74

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Advertising Costs: We expense all marketing-related costs, including advertising costs, as incurred. Advertising expense was $1.4 million, $1.0 million, and $1.6 million for the years ended 2022, 2021, and 2020, respectively. Bank Owned Life Insurance: The Company has purchased life insurance policies on certain executive officers and associates. We receive the cash surrender value of each policy upon its termination or benefits are payable to us upon the death of the insured. Changes in net cash surrender value are recognized in noninterest income in the Consolidated Statements of Income (Loss). Bank Premises and Equipment: Bank premises and equipment acquired are stated at cost, less accumulated depreciation. Depreciation is charged to operating expenses over the estimated useful life of the assets by the straight-line method. Land is carried at cost. Costs of maintenance or repairs are charged to expense as incurred and improvements are capitalized. Upon retirement or disposal of an asset, the asset and related allowance account are eliminated. Any gain or loss on such transactions is included in current operations. Depreciation expense is included under occupancy expense, net in the Consolidated Statements of Income (Loss) totaling $6.1 million in 2022, $6.2 million in 2021, and $6.1 million in 2020. The estimated useful life for bank premises ranges from 5 to 40 years and equipment depreciates over a 3 to 10-year period. Land and Land Improvements Non-depreciating assets Buildings 25 years Furniture and Fixtures 5 years Computer Equipment and Software 5 years or term of license Other Equipment 5 years Vehicles 5 years Leasehold Improvements Lesser of estimated useful life of the asset (generally 15 years unless established otherwise) or the remaining term of the lease, including renewal options in the lease that are reasonably assured of exercise Federal Home Loan Bank (“FHLB”) Stock: The Company is a member of the FHLB. Members are required to own a certain amount of stock based on the level of borrowings and other factors such as asset base. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Cash dividends are reported as dividend income in the Consolidated Statements of Income (Loss). Earnings (Loss) per Common Share: Basic earnings (loss) per common share is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. All outstanding unvested restricted stock awards are considered participating shares for the earnings (loss) per common share calculation. Diluted earnings (loss) per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Other Real Estate Owned (“OREO”): Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at fair value less estimated selling cost at the date of foreclosure, which establishes a new cost basis. Any write-downs based on the asset’s fair value at the date of acquisition are charged to the ACL. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. In addition, any retail branch locations closed for branch operations and marketed for sale are also moved to OREO from bank premises and equipment. This real estate is initially valued based on recent comparative market values received from a real estate broker and any necessary write-downs are charged to operations. Costs of significant property improvements are capitalized, whereas costs relating to 75 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) holding property are expensed. Valuations are periodically performed by management, and any write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its carrying value or fair value less cost to sell. OREO assets are revalued every twelve months, or more frequently when deemed necessary by management based upon changes in market or collateral conditions. For smaller OREO assets with existing carrying values less than $0.5 million, management may elect to re-value the assets, at minimum, once every twenty-four months based on the size of the exposure. Operating costs after acquisition are expensed. Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating losses, and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying Consolidated Balance Sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the Consolidated Statements of Income (Loss). The Company is a limited partner in several tax-advantaged limited partnerships whose purpose is to invest in approved new market and historic rehabilitation projects. These investments are included in other assets on the Consolidated Balance Sheets. These partnership investments generate a return through the realization of federal income tax credits, as well as other tax benefits, such as tax deductions from net operating losses of the investments over a period of time. The investments are accounted for under the equity method, with the expense included within noninterest expense on the Consolidated Statements of Income (Loss). All of the Company’s tax credit investments are evaluated for impairment at the end of each reporting period. Transfer of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity, or the ability to unilaterally cause the transferee to return specific assets. Retirement Benefits: The Company has established an employee benefit plan as described in Note 13. The Company does not provide any other post-retirement benefits. Goodwill: Goodwill represents the excess of the purchase price over the sum of the estimated fair values of tangible and identifiable intangible assets acquired less the estimated fair value of the liabilities assumed. Goodwill has an indefinite useful life and is evaluated for impairment annually or more frequently 76

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) if events and circumstances indicate that the asset might be impaired. Long-lived assets are those that provide the Bank with a future economic benefit beyond the current year or operating period. Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset is greater than the fair value of the asset. Assets to be disposed of are reported at the lower of the cost or the fair value, less costs to sell. Effective January 1, 2020, the Company adopted ASU No. 2017-04, “Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”, which simplified the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge would be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, to the extent that the loss recognized does not exceed the amount of goodwill allocated to that reporting unit. During 2020, with the volatility in the financial services industry and in the economic environment the Company determined it prudent to have a full goodwill impairment analysis performed on a quarterly basis. The Company monitored its performance due to the COVID-19 pandemic and continued to experience declines in the stock price in relation to other bank indices and the length of time that the market value of the reporting unit had been below its book value. As of September 30, 2020, the analysis estimated fair value of the reporting unit to be less than the carrying value, therefore, a goodwill impairment charge of $62.2 million was recorded. This impairment charge represented the entire amount of goodwill allocated to the reporting unit. This non-cash charge to earnings had no impact to the Company’s regulatory capital ratios, cash flows, liquidity position, or our overall financial strength. Allowance for Unfunded Commitments: In the normal course of business, we offer off-balance sheet credit arrangements to enable our customers to meet their financing objectives. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. Our exposure to credit loss, in the event the customer does not satisfy the terms of the agreement, equals the contractual amount of the obligation less the value of any collateral. We apply the same credit policies in making commitments and standby and performance letters of credit that are used for the underwriting of loans to customers. Commitments generally have fixed expiration dates, annual renewals or other termination clauses and may require payment of a fee. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The ACL on off-balance sheet credit exposures is estimated by loan segment at each balance sheet date under the current expected credit loss model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur, and is included in other liabilities on the Company’s Consolidated Balance Sheets. Stock-Based Compensation: The Company has issued both restricted stock to executive officers, associates and non-associate directors and performance based stock units to its executive officers. Compensation expense for restricted stock awards is based on the fair value of these awards at the date of the grant. The market price of the Company’s common stock at the date of the grant is the fair value of the award. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. The Company recognizes forfeitures as they occur. For the performance stock units (“PSUs”), management evaluates the criteria quarterly to determine the probability of the performance goals being met and recognizes compensation based upon the this evaluation. The PSUs vest on the third anniversary of the grant date. Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the financial statements. Legal costs related to loss contingencies are expensed as incurred. 77 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Fair Value Measurements The Company uses fair value measurements when recording and disclosing certain financial assets and liabilities. Securities available-for-sale and derivative financial instruments are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record other assets at fair value on a nonrecurring basis, such as loans held-for-sale, individually evaluated loans, OREO, and certain other assets. Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities; it is not a forced transaction. In determining fair value, we use various valuation approaches, including market, income and cost approaches. The fair value standard establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing an asset or liability, which are developed based on market data we have obtained from independent sources. Unobservable inputs reflect our estimates of assumptions that market participants would use in pricing an asset or liability, which are developed based on the best information available in the circumstances. The fair value hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). There are three levels of inputs that may be used to measure fair values: Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that an entity has the ability to access as of the measurement date, or observable inputs. Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data. Level 3: Significant unobservable inputs that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. We recognize transfers between any of the fair value hierarchy levels at the end of the reporting period in which the transfer occurred. The following are descriptions of the valuation methodologies that the Company uses for financial instruments recorded at fair value on either a recurring or nonrecurring basis. Recurring Basis Securities Available-for-Sale: The fair values of securities available-for-sale are determined by obtaining quoted prices on nationally recognized securities exchanges, if available. This valuation method is classified as Level 1 in the fair value hierarchy. For securities where quoted prices are not available, fair values are calculated on market prices of similar securities, or matrix pricing, which is a mathematical technique, used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities. Matrix pricing relies on the securities’ relationship to similarly traded securities, benchmark curves, and the benchmarking of like securities. Matrix pricing utilizes observable market inputs such as benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic events. In instances where broker quotes are used, these quotes are obtained from market makers or broker-dealers recognized to be market 78

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) participants. This valuation method is classified as Level 2 in the fair value hierarchy. For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators. This valuation method is classified as Level 3 in the fair value hierarchy. Derivative Financial Instruments and Hedging Activities: The Company uses derivative instruments such as interest rate swaps for commercial loans with our customers. Upon entering into swaps with the borrower, the Company entered into offsetting positions with counterparties to minimize risk to the Company. The back-to-back swaps qualify as derivatives, but are not designated as hedging instruments. Interest rate swap contracts involve the risk of dealing with borrower and counterparties and their ability to meet contractual terms. We calculate the fair value for derivatives using accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. Each valuation considers the contractual terms of the derivative, including the period to maturity, and uses observable market-based inputs, such as interest rate curves and implied volatilities. When the fair value of a derivative instrument contract is positive, this generally indicates that the counterparty or customer owes the Company, and results in credit risk to the Company. When the fair value of a derivative instrument contract is negative, the Company owes the customer or counterparty, and, therefore, has no risk. Accordingly, interest rate swaps for commercial loans are classified as Level 2. The Company also enters into commitments to originate mortgage loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans to be held-for-sale are considered to be derivatives. The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 15 to 90 days. The Company protects itself from changes in interest rates through the use of best efforts forward delivery commitments, whereby the Company commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on rate lock commitments due to changes in interest rates. Nonrecurring Basis Individually Evaluated Loans: Individually evaluated loans with commitments greater than or equal to $1.0 million are evaluated for potential specific reserves and adjusted, if a shortfall exists, to fair value less costs to sell. Fair value is measured based on the value of the underlying collateral securing the loan if repayment is expected solely from the sale or operation of the collateral or present value of estimated future cash flows discounted at the loan’s contractual interest rate if the loan is not determined to be collateral dependent. All loans with a specific reserve are classified as Level 3 in the fair value hierarchy. Fair value for individually evaluated loans is determined using several methods. Generally, the fair value of real estate is determined based on appraisals by qualified licensed appraisers. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. These routine adjustments are made to adjust the value of a specific property relative to comparable properties for variations in qualities such as location, size, and income production capacity relative to the subject property of the appraisal. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value. Subsequent to the initial impairment date, existing individually evaluated loans are reevaluated quarterly for additional impairment and adjustments to fair value less costs to sell are made, where appropriate. For individually evaluated loans, the first stage of our impairment analysis involves inspection of the property in question to affirm the condition has not deteriorated since the previous impairment analysis date. Management also engages in conversations with local real estate professionals and market participants to determine the likely marketing time and value range for the property. The second stage involves an assessment of current trends in the regional market. After thorough consideration of these factors, management will order a new appraisal. 79 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) For non-individually evaluated loans, the fair value is determined by updating the present value of estimated future cash flows using the loan’s existing rate to reflect the payment schedule for the remaining life of the loan. OREO is evaluated at the time of acquisition and is recorded at fair value as determined by an appraisal or evaluation, less costs to sell. After acquisition, most OREO assets are revalued every twelve months, or more frequently when deemed necessary by management based upon changes in market or collateral conditions. For smaller OREO assets with existing carrying values less than $0.5 million, management may elect to re-value the assets, at minimum, once every twenty-four months based on the size of the exposure. Fair value, when recorded, is generally based upon appraisals by approved, independent state certified appraisers. Appraisals on OREO may be discounted based on our historical knowledge, changes in market conditions from the time of appraisal or other information available to us. OREO and other repossessed assets marked to fair value are classified as Level 3. At December 31, 2022 OREO assets were in compliance with the OREO policy as set forth above, and substantially all of the assets were listed for sale with credible third-party real estate brokers. Financial Instruments In addition to financial instruments recorded at fair value in our financial statements, fair value accounting guidance requires disclosure of the fair value of all of an entity’s assets and liabilities that are considered financial instruments. The majority of our assets and liabilities are considered financial instruments. Many of these instruments lack an available trading market as characterized by a willing buyer and willing seller engaged in an exchange transaction. Also, it is our general practice and intent to hold our financial instruments to maturity and to not engage in trading or sales activities with respect to such financial instruments. For fair value disclosure purposes, we substantially utilize the fair value measurement criteria as required and explained above. In cases where quoted fair values are not available, we use present value methods to determine the fair value of our financial instruments. Recent Accounting Pronouncements and Developments Newly Adopted Pronouncements in 2022 In March 2022, the FASB issued ASU No. 2022-02, which eliminates the troubled debt restructuring (“TDR”) accounting model for creditors that have adopted Topic 326, “Financial Instruments — Credit Losses.” Due to the removal of the TDR accounting model, all loan modifications were evaluated to determine if they resulted in a new loan or a continuation of the existing loan. The amendments in this ASU also required that entities disclose current-period gross charge-offs by year of origination for loans and leases. The amendments in this ASU are effective January 1, 2023, with early adoption permitted. The Company evaluated the impact of the updated guidance on its Consolidated Financial Statements and elected to early adopt the amendments in this ASU on April 1, 2022 on a prospective basis, effective as of January 1, 2022. This change did not have a material effect on our consolidated financial statements. Refer to Note 5, Loans and Loans Held-For-Sale for disclosures for debtors experiencing financial difficulty and Note 6, Allowance for Credit Losses for vintage disclosures related to gross charge-offs by loan segment by year of origination, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information on the adoption of these amendments. Accounting Statements Issued but Not Yet Adopted In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in this ASU provide optional guidance for a limited period of time to ease the potential burden in accounting for or recognizing the effects of reference rate reform on financial reporting. The amendments provide optional expedients and exceptions for applying GAAP to loan and lease agreements, derivative contracts, and other transactions affected by the anticipated transition away from the London Interbank Offered Rate 80

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (“LIBOR”) toward new interest rate benchmarks. Modified contracts that meet certain scope guidance are eligible for relief from the modification accounting requirements in U.S. GAAP. The optional guidance generally allows for the modified contract to be accounted for as a continuation of the existing contract and does not require contract remeasurement at the modification date or reassessment of a previous accounting determination. The amendments in this ASU are effective for all entities between March 12, 2020 and December 31, 2022. In December 2022, the FASB issued ASU No 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. The amendments in this ASU defer the sunset date for applying the reference rate reform relief by two years to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. Furthermore, the United Kingdom’s Financial Conduct Authority (“FCA”), who is the regulator of LIBOR, announced on March 5, 2021 that they will no longer require any panel bank to continue to submit LIBOR after December 31, 2021. As it pertains to the U.S. dollar LIBOR, the FCA will consider the case to require continued publication of a number of LIBOR settings through June 30, 2023. In a joint statement, Bank regulators urged banks to stop using LIBOR for any new transactions by the end of 2021 to avoid the possible creation of safety and soundness risk. The Federal Reserve System, (“FRB”), of New York has created a working group called the Alternative Reference Rate Committee (“ARRC”) to assist U.S. institutions in transitioning away from LIBOR as a benchmark interest rate. The ARRC has recommended the use of the Secured Overnight Financing Rate (“SOFR”) as a replacement index for LIBOR, and in March 2022 the U.S. Congress passed, and the U.S. President signed, legislation that provides a uniform approach for replacing LIBOR as a reference rate in legacy contracts that do not contain effective “fall back” provisions for when LIBOR is no longer published or no longer representative, and that instructs the FRB to identify a replacement benchmark based on SOFR. In response, we have created an internal team that is managing our transition away from LIBOR. This transition team is a cross-functional group comprised of representatives from the lending lines of business, as well as representatives from loan operations, information technology, finance and other support functions. To date, the transition team has completed an assessment of tasks needed for a successful transition, identified contracts that contain LIBOR language, and documented the risks associated with the transition. The team is currently in the process of: i) reviewing existing contract language for the presence of appropriate fallback rate language, ii) developing loan fallback rate language for when LIBOR is retired if needed, and iii) studying industry best practices. We are considering SOFR and other credit-sensitive alternative indices that may gain market acceptance as potential replacements to LIBOR. The financial impact regarding pricing, valuation and operations of the transition is not expected to be material in nature. Our transition team is fully committed to working within the guidelines established by the FCA and ARRC to provide a smooth transition away from LIBOR. As of December 31, 2022, approximately 7.4% of our loan portfolio consists of loans whose variable rate index is LIBOR. We ceased originating new LIBOR based variable rate loans as of December 31, 2021 per the ARRC’s guidance. NOTE 2 — EARNINGS (LOSS) PER COMMON SHARE Basic earnings (loss) per common share is calculated by dividing net income (loss) allocated to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings (loss) per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. 81 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) The following table reconciles the numerators and denominators of basic and diluted earnings (loss) per common share calculations for the periods presented: Years ended December 31, (Dollars in Thousands, except share and per share data) 2022 2021 2020 Numerator for Earnings (Loss) per Common Share – Basic and Diluted Net Income (Loss) $ 50,118 $ 31,590 $ (45,858) Less: Income allocated to participating shares 295 127 — Net Income (Loss) Allocated to Common Shareholders – Basic & Diluted $ 49,823 $ 31,463 $ (45,858) Denominators: Weighted Average Shares Outstanding, including Shares Considered Participating Securities 24,741,454 26,449,438 26,379,774 Less: Average Participating Securities 145,665 106,709 — Weighted Average Common Shares Outstanding – Basic & Diluted $24,595,789 $26,342,729 $26,379,774 Earnings (Loss) per Common Share-Basic $ 2.03 $ 1.19 $ (1.74) Earnings (Loss) per Common Share-Diluted $ 2.03 $ 1.19 $ (1.74) All outstanding unvested restricted stock awards are considered participating securities for the earnings (loss) per common share calculation. As such, these shares have been allocated to a portion of net income and are excluded from the diluted earnings per common share calculation in the years ended 2022 and 2021. As a result of the net loss for the full year December 31, 2020, all average participating shares outstanding are considered anti-dilutive to loss per common share. NOTE 3 — RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS The Board of Governors of the FRB imposes certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as an interest-bearing balance with the FRB. The Company had no required reserves for 2022 and 2021 and averaged $3.7 million for 2020. The average of required reserves declined during 2022 and 2021 as a result of the implementation of a new deposit management tool. NOTE 4 — INVESTMENT SECURITIES The following tables present the amortized cost and fair value of available-for-sale securities as of the dates presented: December 31, 2022 (Dollars in Thousands) Amortized Cost Gross Unrealized Gains Gross Unrealized Losses Fair Value U.S. Treasury Securities $ 19,318 $ — $ (1,452) $ 17,866 U.S. Government Agency Securities 50,334 218 (788) 49,764 Residential Mortgage-Backed Securities 115,694 — (12,009) 103,685 Commercial Mortgage-Backed Securities 35,538 73 (936) 34,675 Other Commercial Mortgage-Backed Securities 24,987 9 (2,597) 22,399 Asset Backed Securities 156,552 — (15,169) 141,383 Collateralized Mortgage Obligations 190,781 — (14,159) 176,622 States and Political Subdivisions 281,753 — (53,607) 228,146 Corporate Notes 70,750 — (9,017) 61,733 Total Debt Securities $945,707 $300 $(109,734) $836,273 82

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) December 31, 2021 (Dollars in Thousands) Amortized Cost Gross Unrealized Gains Gross Unrealized Losses Fair Value U.S. Treasury Securities $ 4,442 $ — $ (29) $ 4,413 U.S. Government Agency Securities 72,915 707 (88) 73,534 Residential Mortgage-Backed Securities 112,118 76 (2,181) 110,013 Commercial Mortgage-Backed Securities 43,358 228 (560) 43,026 Other Commercial Mortgage-Backed Securities 14,136 68 (58) 14,146 Asset Backed Securities 151,683 968 (1,201) 151,450 Collateralized Mortgage Obligations 204,034 1,203 (1,356) 203,881 States and Political Subdivisions 257,810 6,344 (1,952) 262,202 Corporate Notes 59,750 375 (390) 59,735 Total Debt Securities $920,246 $9,969 $(7,815) $922,400 The Company did not have securities classified as held-to-maturity at December 31, 2022 or December 31, 2021. The following table shows the composition of gross and net realized gains and losses for the periods presented: Years ended December 31, (Dollars in Thousands) 2022 2021 2020 Proceeds from Sales of Securities Available-for-Sale $19,777 $197,056 $188,169 Gross Realized Gains $ 208 $ 7,080 $ 6,957 Gross Realized Losses (162) (211) (75) Net Realized Gains $ 46 $ 6,869 $ 6,882 Tax Impact $ 10 $ 1,443 $ 1,445 Gains or losses are recognized in earnings on the trade date using the amortized cost of the specific security sold. The net realized gains above reflect reclassification adjustments in the calculation of Other Comprehensive (Loss) Income. The net realized gains are included in noninterest income as gains on sales of securities, net in the Consolidated Statements of Income (Loss). The tax impact is included in income tax provision in the Consolidated Statements of Income (Loss). The amortized cost and fair value of available-for-sale debt securities are shown below by contractual maturity as of the date presented. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately. 83 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	December 31, 2022	
(Dollars in Thousands)	Amortized Cost	Fair Value
Due in One Year or Less	$ 200	$ 200
Due after One Year through Five Years	20,470	19,278
Due after Five Years through Ten Years	224,424	196,367
Due after Ten Years	177,061	141,664
Residential Mortgage-Backed Securities	115,694	103,685
Commercial Mortgage-Backed Securities	35,538	34,675
Other Commercial Mortgage-Backed Securities	24,987	22,399
Collateralized Mortgage Obligations	190,781	176,622
Asset Backed Securities	156,552	141,383
Total Securities	**$945,707**	**$836,273**

At December 31, 2022 and December 31, 2021, there were no holdings of securities of any one issuer, other than those securities issued by or collateralized by the U.S. Government and its Agencies, in an amount greater than 10% of shareholders' equity. The carrying value of securities pledged for various regulatory and legal requirements was $224.5 million at December 31, 2022 and $178.6 million at December 31, 2021.

Available-for-sale securities with unrealized losses at December 31, 2022 and 2021, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position, were as follows:

	December 31, 2022								
	Less Than 12 Months			12 Months or More			Total		
(Dollars in Thousands)	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
U.S. Treasury Securities	3	$ 14,080	$ (789)	2	$ 3,786	$ (663)	5	$ 17,866	$ (1,452)
U.S. Government Agency Securities	6	5,337	(26)	9	15,576	(762)	15	20,913	(788)
Residential Mortgage-Backed Securities	6	7,601	(372)	37	96,084	(11,637)	43	103,685	(12,009)
Commercial Mortgage-Backed Securities	7	7,843	(307)	49	15,675	(629)	56	23,518	(936)
Other Commercial Mortgage-Backed Securities	2	5,302	(617)	6	14,560	(1,980)	8	19,862	(2,597)
Asset Backed Securities	13	42,173	(2,984)	41	97,210	(12,185)	54	139,383	(15,169)
Collateralized Mortgage Obligations	35	66,362	(4,500)	50	110,260	(9,659)	85	176,622	(14,159)
States and Political Subdivisions	73	112,564	(19,706)	91	115,382	(33,901)	164	227,946	(53,607)
Corporate Notes	8	23,285	(2,965)	13	38,448	(6,052)	21	61,733	(9,017)
Total Debt Securities	**153**	**$284,547**	**$(32,266)**	**298**	**$506,981**	**$(77,468)**	**451**	**$791,528**	**$(109,734)**

84

CARTER BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	December 31, 2021								
	Less Than 12 Months			12 Months or More			Total		
(Dollars in Thousands)	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
U.S. Treasury Securities	2	$ 4,413	$ (29)	—	$ —	$ —	2	$ 4,413	$ (29)
U.S. Government Agency Securities	7	13,847	(68)	2	2,537	(20)	9	16,384	(88)
Residential Mortgage-Backed Securities	30	95,749	(2,030)	7	8,706	(151)	37	104,455	(2,181)
Commercial Mortgage-Backed Securities	6	8,686	(208)	51	17,093	(352)	57	25,779	(560)
Other Commercial Mortgage-Backed Securities	3	8,962	(58)	—	—	—	3	8,962	(58)
Asset Backed Securities	30	89,756	(1,025)	10	21,895	(176)	40	111,651	(1,201)
Collateralized Mortgage Obligations	34	103,007	(990)	11	24,849	(366)	45	127,856	(1,356)
States and Political Subdivisions	56	88,746	(1,503)	8	7,874	(449)	64	96,620	(1,952)
Corporate Notes	10	29,683	(317)	1	2,427	(73)	11	32,110	(390)
Total Debt Securities	**178**	**$442,849**	**$(6,228)**	**90**	**$85,381**	**$(1,587)**	**268**	**$528,230**	**$(7,815)**

The Company adopted Topic 326, Financial Instruments — Credit Losses (Topic 326) on January 1, 2021 and did not record an ACL on its investment securities during the year ended December 31, 2022 or December 31, 2021 as the Company did not have securities classified as held-to-maturity at December 31, 2022 or December 31, 2021. The Company regularly reviews debt securities for expected credit loss using both qualitative and quantitative criteria, as necessary, based on the composition of the portfolio at period end.

As of December 31, 2022, management does not intend to sell any security in an unrealized loss position and it is not more than likely that it will be required to sell any such security before the recovery of its amortized cost basis. The unrealized losses on debt securities are primarily the result of interest rate changes, credit spread fluctuations on agency-issued mortgage-related securities, general financial market uncertainty and unprecedented market volatility. These conditions should not prohibit the Company from receiving its contractual principal and interest payments on its debt securities. The fair value is expected to recover as the securities approach their maturity date or repricing date.

As of December 31, 2022, management believes the unrealized losses detailed in the table above are not related to credit; therefore, no ACL has been recognized on the Company's securities. Should the impairment of any of these securities become credit related, the cost basis of the investment will be reduced and the resulting loss will be recognized in net income (loss) in the period the credit related impairment is identified, while any non-credit loss will be recognized in other comprehensive (loss) income. During the year ended December 31, 2022 and December 31, 2021, the Company had no credit related net investment impairment losses. As of December 31, 2020, the Company did not identify or record any other-than-temporary impairment for any investment securities in its portfolio.

Form 10-K

85

CARTER BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 — LOANS AND LOANS HELD-FOR-SALE

The composition of the loan portfolio by dollar amount is shown in the table below:

	December 31,	
(Dollars in Thousands)	**2022**	**2021**
Commercial		
Commercial Real Estate	$1,470,562	$1,323,252
Commercial and Industrial	309,792	345,376
Total Commercial Loans	**1,780,354**	**1,668,628**
Consumer		
Residential Mortgages	657,948	457,988
Other Consumer	44,562	44,666
Total Consumer Loans	**702,510**	**502,654**
Construction	353,553	282,947
Other(1)	312,496	357,900
Total Portfolio Loans	**3,148,913**	**2,812,129**
Loans Held-for-Sale	—	228
Total Loans	**$3,148,913**	**$2,812,357**

(1) Refer to Note 1, Summary of Significant Accounting Policies for details of the initial reclassification of our portfolio segments related to the adoption of ASU 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments on January 1, 2021.

We attempt to limit our exposure to credit risk by diversifying our loan portfolio by segment, geography, collateral and industry while actively managing concentrations. When concentrations exist in certain segments, this risk is mitigated by reviewing the relevant economic indicators and internal risk rating trends of the loans in these segments. The Company established transaction, relationship and specific loan segment limits in its loan policy. Total CRE balances should not exceed the combination of 300% of total risk-based capital and growth in excess of 50% over the previous thirty-six months and construction loan balances should not exceed 100% of total risk-based capital. Investment real estate property types and purchased loan programs have individual dollar limits that should not be exceeded in the portfolio and are based on management's risk tolerance relative to capital. In addition, there are specific limits in place for various categories of real estate loans with regards to loan-to-value ratios, loan terms, and amortization periods. We also have policy limits on loan-to-cost for construction projects. Although leverage is important, the Company is also focused on cash flow generation and uses multiple metrics to calculate a supportable loan amount. Supportable loan amounts have generally been more challenging given the increases in commodities pricing.

Unsecured loans pose higher risk for the Company due to the lack of a well-defined secondary source of repayment. Commercial unsecured loans are reserved for the best quality customers with well-established businesses that operate with low financial and operating leverage. The repayment capacity of the borrower should exceed the policy and guidelines for secured loans. The Company significantly increased the standards for consumer unsecured lending by adjusting upward the required qualifying Fair Isaac Corporation ("FICO") scores and restricting loan amounts at lower FICO scores.

In connection with our adoption of Topic 326, we made changes to our loan portfolio segments to align with the methodology applied in determining the allowance under CECL. Our new segmentation breaks out Other loans from our original loan segments: CRE, commercial & industrial ("C&I"), Construction and Residential Mortgages. At January 1, 2021 related to the adoption of Topic 326, the initial break-out of other loans totaled $379.9 million consisting of loans that would otherwise have been

86

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) included in the following loan segments: $140.8 million of CRE, $78.1 million of C&I, $50.8 million of Residential Mortgages and $110.2 million of Construction. This segment of loans includes unique risk attributes considered inconsistent with current underwriting standards. The following tables provides the break-out of Other loans as of the dates presented: (Dollars in Thousands) December 31, 2022 December 31, 2021 Commercial Real Estate $123,286 $132,582 Commercial and Industrial 76,001 76,001 Residential Mortgages 18,053 40,881 Construction 95,156 108,436 Other $312,496 $357,900 Deferred costs and fees included in the portfolio balances above were $8.2 million and $4.5 million at December 31, 2022 and December 31, 2021, respectively. Discounts on purchased 1-4 family loans included in the portfolio balances above were $161.2 thousand and $190.6 thousand at December 31, 2022 and December 31, 2021, respectively. The Company had no mortgage loans held-for-sale as of December 31, 2022 and $0.2 million as of December 31, 2021. Loan Restructurings On April 1, 2022, the Company adopted the accounting guidance in ASU No. 2022-02, effective as of January 1, 2022, which eliminates the recognition and measurement of a TDR. Due to the removal of the TDR designation, the Company evaluates all loan restructurings according to the accounting guidance for loan modifications to determine if the restructuring results in a new loan or a continuation of the existing loan. Loan modifications to borrowers experiencing financial difficulty that result in a direct change in the timing or amount of contractual cash flows include situations where there is principal forgiveness, interest rate reductions, other-than-insignificant payment delays, term extensions, and combinations of the listed modifications. Therefore, the disclosures related to loan restructurings are only for modifications that directly affect cash flows. A loan that is considered a restructured loan may be subject to the individually evaluated loan analysis if the commitment is $1.0 million or greater; otherwise, the restructured loan remains in the appropriate segment in the ACL model and associated reserves are adjusted based on changes in the discounted cash flows resulting from the modification of the restructured loan. For a discussion with respect to reserve calculations regarding individually evaluated loans refer to the “Nonrecurring Loans” section in Note 7, Fair Value Measurements, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K. The following table shows the amortized cost basis as of December 31, 2022 for the year ended December 31, 2022 for the loans restructured during the year ended December 31, 2022 to borrowers experiencing financial difficulty, disaggregated by portfolio segment: 87 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Restructured Loans		
	Twelve Months Ended December 31, 2022		
(Dollars in Thousands)	Number of Contracts	Amortized Cost Basis(1)	% of Total Class of Financing Receivable
Accruing Restructured Loans			
Commercial Real Estate	1	$324	0.02%
Commercial and Industrial	—	—	—%
Residential Mortgages	—	—	—%
Other Consumer	—	—	—%
Construction	—	—	—%
Other	—	—	—%
Total Accruing Restructured Loans	**1**	**324**	**0.02%**
Nonaccrual Restructured Loans			
Commercial Real Estate	—	$ —	—%
Commercial and Industrial	—	—	—%
Residential Mortgages	—	—	—%
Other Consumer	—	—	—%
Construction	—	—	—%
Other	—	—	—%
Total Nonaccrual Restructured Loans	**—**	**—**	**—%**
Total Restructured Loans	**1**	**324**	**0.02%**

(1) Excludes accrued interest receivable of $1.5 thousand on restructured loans for the year ended 2022.

During the fourth quarter of 2022 the Bank had no new restructured loans. During the third quarter of 2022 the Bank modified a construction loan as a restructured loan. This performing loan was extended to allow the borrower to complete construction and has since paid off during the fourth quarter of 2022. In the first quarter of 2022 the Bank recognized a loan modification of a commercial real estate loan as a restructured loan. The borrower's objective was to redevelop the property for a purpose that temporarily lacked feasibility due to the COVID-19 pandemic. In the interim the property was leased, albeit at a lower rate than originally forecasted. The Bank reduced the regularly scheduled principal and interest payments to accommodate the rental income until the property can be redeveloped. This loan is not considered significant and is included in the Bank's ACL model in the general pool of the CRE segment for reserve purposes.

The Bank closely monitors the performance of the loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table depicts the performance of loans that have been modified during the year ended December 31, 2022:

88

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Payment Status (Amortized Cost Basis) (Dollars in Thousands) Current 30 – 89 Days Past Due 90+ Days Past Due Accruing Restructured Loans Commercial Real Estate $324 $— $— Commercial and Industrial — — — Residential Mortgages — — — Other Consumer — — — Construction — — — Other — — — Total Accruing Restructured Loans $324 $— $— Nonaccrual Restructured Loans Commercial Real Estate $ — $— $— Commercial and Industrial — — — Residential Mortgages — — — Other Consumer — — — Construction — — — Other — — — Total Nonaccrual Restructured Loans $ — $— $— Total Restructured Loans(1) $324 $— $— (1) Excludes accrued interest receivable of $1.5 thousand at December 31, 2022. As of December 31, 2022, the Bank had no commitments to lend any additional funds on restructured loans. As of December 31, 2022 the Bank had no loans that defaulted during the period and had been modified preceding the payment default when the borrower was experiencing financial difficulty at the time of modification. For purposes of this disclosure, a default occurs when, within 12 months of the original modification, either a full or partial charge-off occurs or the loan becomes 90 days or more past due. As of December 31, 2022 and December 31, 2021, the Company had $902 thousand and $254 thousand, respectively, of residential real estate in the process of foreclosure. We also had $133 thousand at December 31, 2022 and $62 thousand at December 31, 2021 in residential real estate included in OREO. Loans to principal officers, directors and their affiliates during 2022 were as follows: (Dollars in Thousands) 2022 Beginning Balance $2,625 Principal Additions 310 Repayments (189) Balance at End of Year $2,746 NOTE 6 — ALLOWANCE FOR CREDIT LOSSES The Company maintains an ACL at a level determined to be adequate to absorb expected credit losses associated with the Company’s financial instruments over the life of those instruments as of the balance sheet date. The Company develops and documents a systematic ACL methodology based on the following portfolio segments: 1) CRE, 2) C&I, 3) Residential Mortgages, 4) Other Consumer, 5) Construction and 6) Other. The Company’s loan portfolio is segmented by homogeneous loan types that behave similarly to economic cycles. The segmentation in the CECL model is different from the segmentation in the Incurred Loss model. The following is a discussion of the key risks by portfolio segment that management assesses in preparing the ACL. 89 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) CRE loans are secured by commercial purpose real estate, including both owner occupied properties and investment properties, for various purposes such as hotels, strip malls and apartments. Operations of the individual projects as well as global cash flows of the debtors are the primary sources of repayment for these loans. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the collateral type as well as the business. C&I loans are made to operating companies or manufacturers for the purpose of production, operating capacity, accounts receivable, inventory or equipment financing. Cash flow from the operations of the borrower is the primary source of repayment for these loans. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the industry of the borrower. Collateral for these types of loans often do not have sufficient value in a distressed or liquidation scenario to satisfy the outstanding debt. These loans are also made to local and state municipalities for various purposes including refinancing existing obligations, infrastructure up-fit and expansion, or to purchase new equipment. These loans may be secured by general obligations from the municipal authority or revenues generated by infrastructure and equipment financed by the Company. The primary repayment source for these loans include the tax base of the municipality, specific revenue streams related to the infrastructure financed, and other business operations of the municipal authority. The health and stability of state and local economies directly impacts each municipality’s tax basis and are important indicators of risk for this segment. The ability of each municipality to increase taxes and fees to offset debt service requirements give this type of loan a very low risk profile in the continuum of the Company’s loan portfolio. Residential Mortgages are loans secured by first and second liens such as home equity loans, home equity lines of credit and 1-4 family residential mortgages, including purchase money mortgages. The primary source of repayment for these loans is the income of the borrower. The condition of the local economy, in particular the unemployment rate, is an important indicator of risk for this segment. The state of the local housing market can also have a significant impact on this segment because low demand and/or declining home values can limit the ability of borrowers to sell a property and satisfy the debt. Other Consumer loans are made to individuals and may be either secured by assets other than 1-4 family residences or unsecured. This segment includes auto loans and unsecured loans and lines. The primary source of repayment for these loans is the income and assets of the borrower. The condition of the local economy, in particular the unemployment rate, is an important indicator of risk for this segment. The value of the collateral, if there is any, is less likely to be a source of repayment due to less certain collateral values. Construction loans include both commercial and consumer. Commercial loans are made to finance construction of buildings or other structures, as well as to finance the acquisition and development of raw land for various purposes. While the risk of these loans is generally confined to the construction period, if there are problems, the project may not be completed, and as such, may not provide sufficient cash flow on its own to service the debt or have sufficient value in a liquidation to cover the outstanding principal. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the type of project and the experience and resources of the developer. Consumer loans are made for the construction of residential homes for which a binding sales contract exists and generally are for a period of time sufficient to complete construction. Residential construction loans to individuals generally provide for the payment of interest only during the construction phase. Credit risk for residential real estate construction loans can arise from construction delays, cost overruns, failure of the contractor to complete the project to specifications and economic conditions that could impact demand for or supply of the property being constructed. Other loans include unique risk attributes considered inconsistent with our current underwriting standards. The ACL reserve for the Other segment is based on a discounted cash flow methodology and reserves will fluctuate based on expected cash flow changes in the future. These inconsistencies may include, but are 90

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) not limited to i) transaction and/or relationship sizes that exceed limits established in 2018, ii) overreliance on secondary, tertiary or guarantor cash flow, iii) land acquisition loans without a defined source of amortization, and iv) loan structures on operating lines of credit dependent on the value of real estate rather than trading assets. Management continuously assesses underwriting standards, but significantly enhanced these standards in 2018. Our model is based on our best estimate of facts known with the most current information. Certain portions of the CECL model are inherently subjective and include, but are not limited to estimates with respect to: prepayment speeds, the timing of prepayments, potential losses given default, discount rates and the timing of future cash flows. Management utilizes widely published economic forecasts as the basis for the regression analysis used to estimate the probability of default in the baseline model. The peaks and troughs of these forecasts serve as guardrails for potential subjective adjustments. In addition to considering the outcomes based on the range of forecasts, management recognizes that the assumptions used in economic forecasts may not perfectly align with our market area, risk profile or unique attributes of our portfolio along with other important considerations. Severe changes in forecasts can also create significant variability and management must assess not only the absolute balance of reserves but also consider the appropriateness of the velocity of change. Therefore, management developed a framework to assess the tolerance and reasonableness of the CECL modeling process by challenging certain elements of the forecasts, when appropriate. These outcomes, known as “challenger models,” provide opportunities to examine and subjectively adjust the CECL model output and are designed to be counter cyclical, thereby reducing variability. Credit Quality Indicators: The Company’s portfolio grading analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled or at all. The Company’s internal credit risk grading system is based on debt service coverage, collateral values and other subjective factors. Mortgage and consumer loans are defaulted to a pass grade until a loan migrates to past due status. The Company has a loan review policy and annual scope report that details the level of loan review for loans in a given year. The annual loan review provides the Credit Risk Committee with an independent analysis of the following: 1) credit quality of the loan portfolio, 2) compliance with the loan policy, 3) adequacy of documentation in credit files and 4) validity of risk ratings. Since 2020 and throughout 2022, the Company used a five step approach for loan review in the following categories: • Individual reviews of the top twenty large loan relationships (“LLRs”), which are defined as any individual commercial loan or aggregate commercial relationship totaling $2.0 million or more; • A sampling of small LLRs, which are defined as individual commercial loans or relationships with aggregate exposure of $2.0 million or more but not included in the top twenty LLRs; • A sampling review of Credit Risk Committee modifications, including new and existing loans to provide perspective on the appropriateness of the modification in relation to established policies and procedures; • A sampling review of non-organic commercial loans and those commercial loans approved outside of the Credit Risk Committee; and • Focus reviews of office and land development to evaluate segment risk rather than individual loan risk. Focus reviews are performed annually on a rotational basis. The Company’s internally assigned grades are as follows: Pass — The Company uses six grades of pass, including its watch rating. Generally, a pass rating indicates that the loan is currently performing and is of high quality. 91 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Special Mention — Assets with potential weaknesses that warrant management’s close attention and if left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution’s credit position at some future date. Substandard — Assets that are inadequately protected by the current sound worth and paying capacity of the obligor or by the collateral pledged, if any. Assets so classified have a well-defined weakness, or weaknesses that jeopardize the liquidation of the debt. Such assets are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Doubtful — Assets with all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions, and values, highly questionable and improbable. Loss — Assets considered of such little value that its continuance on the books is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future. The ability of borrowers to repay commercial loans is dependent upon the success of their business and general economic conditions. Due to the greater potential for loss within our commercial portfolio, we monitor the commercial loan portfolio through an internal risk rating system. Loan risk ratings are assigned based upon the creditworthiness of the borrower and are reviewed on an ongoing basis according to our internal policies. Loans rated special mention or substandard have potential or well-defined weaknesses not generally found in high quality, performing loans, and require attention from management to limit loss. 92

CARTER BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table presents loan balances by year of origination and internally assigned risk rating for our portfolio segments as of December 31:

	Risk Rating							
(Dollars in Thousands)	**2022**	**2021**	**2020**	**2019**	**2018**	**2017 and Prior**	**Revolving**	**Total Portfolio Loans**
Commercial Real Estate								
Pass	$418,939	$186,226	$139,148	$130,521	$215,498	$335,659	$31,349	$1,457,340
Special Mention	—	218	—	—	9,919	659	—	10,796
Substandard	—	—	—	—	2,105	321	—	2,426
Doubtful	—	—	—	—	—	—	—	—
Total Commercial Real Estate	**$418,939**	**$186,444**	**$139,148**	**$130,521**	**$227,522**	**$336,639**	**$31,349**	**$1,470,562**
YTD Gross Charge-offs	—	—	—	—	—	—	—	—
Commercial and Industrial								
Pass	$ 23,104	$ 47,137	$ 35,819	$ 9,022	$ 10,639	$154,473	$23,699	$ 303,893
Special Mention	—	—	2,887	—	—	—	—	2,887
Substandard	—	56	—	18	97	2,800	41	3,012
Doubtful	—	—	—	—	—	—	—	—
Total Commercial and Industrial	**$ 23,104**	**$ 47,193**	**$ 38,706**	**$ 9,040**	**$ 10,736**	**$157,273**	**$23,740**	**$ 309,792**
YTD Gross Charge-offs	3,432	—	—	—	4	—	—	3,436
Residential Mortgages								
Pass	$200,725	$184,718	$ 81,446	$ 50,770	$ 70,659	$ 39,411	$25,315	$ 653,044
Special Mention	—	—	—	—	429	520	34	983
Substandard	—	1,212	—	865	444	1,400	—	3,921
Doubtful	—	—	—	—	—	—	—	—
Total Residential Mortgages	**$200,725**	**$185,930**	**$ 81,446**	**$ 51,635**	**$ 71,532**	**$ 41,331**	**$25,349**	**$ 657,948**
YTD Gross Charge-offs	—	—	—	—	22	24	—	46
Other Consumer								
Pass	$ 24,100	$ 10,006	$ 7,323	$ 1,999	$ 512	$ 256	$ 299	$ 44,495
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	45	1	—	1	20	—	67
Doubtful	—	—	—	—	—	—	—	—
Total Other Consumer	**$ 24,100**	**$ 10,051**	**$ 7,324**	**$ 1,999**	**$ 513**	**$ 276**	**$ 299**	**$ 44,562**
YTD Gross Charge-offs	280	625	254	358	39	121	—	1,677
Construction								
Pass	$149,535	$117,466	$ 41,808	$ 4,938	$ 25,523	$ 7,190	$ 6,056	$ 352,516
Special Mention	—	—	—	—	—	69	—	69
Substandard	—	—	—	—	92	876	—	968
Doubtful	—	—	—	—	—	—	—	—
Total Construction	**$149,535**	**$117,466**	**$ 41,808**	**$ 4,938**	**$ 25,615**	**$ 8,135**	**$ 6,056**	**$ 353,553**
YTD Gross Charge-offs	—	—	—	—	—	—	—	—
Other								
Pass	$ —	$ —	$ —	$ —	$ —	$180,745	$ —	$ 180,745
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	74,050	57,701	—	131,751
Doubtful	—	—	—	—	—	—	—	—
Total Other Loans	**$ —**	**$ —**	**$ —**	**$ —**	**$ 74,050**	**$238,446**	**$ —**	**$ 312,496**
YTD Gross Charge-offs	—	—	—	—	—	—	—	—
Total Portfolio Loans								
Pass	$816,403	$545,553	$305,544	$197,250	$322,831	$717,734	$86,718	$2,992,033
Special Mention	—	218	2,887	—	10,348	1,248	34	14,735
Substandard	—	1,313	1	883	76,789	63,118	41	142,145
Doubtful	—	—	—	—	—	—	—	—
Total Portfolio Loans	**$816,403**	**$547,084**	**$308,432**	**$198,133**	**$409,968**	**$782,100**	**$86,793**	**$3,148,913**
Current YTD Period:								
YTD Gross Charge-offs	**$ 3,712**	**$ 625**	**$ 254**	**$ 358**	**$ 65**	**$ 145**	**$ —**	**$ 5,159**

93

Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Risk Rating							
(Dollars in Thousands)	**2021**	**2020**	**2019**	**2018**	**2017**	**2016 and Prior**	**Revolving**	**Total Portfolio Loans**
Commercial Real Estate								
Pass	$195,441	$165,100	$215,575	$292,857	$115,024	$292,197	$38,382	$1,314,576
Special Mention	229	—	—	—	4,205	826	—	5,260
Substandard	—	—	314	2,742	215	145	—	3,416
Doubtful	—	—	—	—	—	—	—	—
Total Commercial Real Estate	**$195,670**	**$165,100**	**$215,889**	**$295,599**	**$119,444**	**$293,168**	**$38,382**	**$1,323,252**
YTD Gross Charge-offs	—	—	10,471	1,424	6,577	1,190	—	19,662
Commercial and Industrial								
Pass	$ 55,173	$ 50,087	$ 15,648	$ 38,298	$ 23,575	$150,656	$ 3,857	$ 337,294
Special Mention	—	—	—	8	—	—	—	8
Substandard	14	—	308	4,815	2,798	—	139	8,074
Doubtful	—	—	—	—	—	—	—	—
Total Commercial and Industrial	**$ 55,187**	**$ 50,087**	**$ 15,956**	**$ 43,121**	**$ 26,373**	**$150,656**	**$ 3,996**	**$ 345,376**
YTD Gross Charge-offs	—	109	261	3	—	1	—	374
Residential Mortgages								
Pass	$155,892	$ 91,023	$ 63,682	$ 73,333	$ 8,640	$ 48,087	$13,237	$ 453,894
Special Mention	—	—	—	—	—	553	—	553
Substandard	—	—	1,008	743	188	1,602	—	3,541
Doubtful	—	—	—	—	—	—	—	—
Total Residential Mortgages	**$155,892**	**$ 91,023**	**$ 64,690**	**$ 74,076**	**$ 8,828**	**$ 50,242**	**$13,237**	**$ 457,988**
YTD Gross Charge-offs	—	—	—	172	—	101	—	273
Other Consumer								
Pass	$ 9,353	$ 10,199	$ 979	$ 450	$ 186	$ 23,048	$ 339	$ 44,554
Special Mention	—	—	—	—	—	—	—	—
Substandard	11	3	11	57	30	—	—	112
Doubtful	—	—	—	—	—	—	—	—
Total Other Consumer	**$ 9,364**	**$ 10,202**	**$ 990**	**$ 507**	**$ 216**	**$ 23,048**	**$ 339**	**$ 44,666**
YTD Gross Charge-offs	152	661	905	247	170	121	—	2,256
Construction								
Pass	$140,639	$ 82,523	$ 24,336	$ 9,739	$ 5,328	$ 3,407	$15,269	$ 281,241
Special Mention	—	—	175	—	—	429	—	604
Substandard	—	107	809	95	—	91	—	1,102
Doubtful	—	—	—	—	—	—	—	—
Total Construction	**$140,639**	**$ 82,630**	**$ 25,320**	**$ 9,834**	**$ 5,328**	**$ 3,927**	**$15,269**	**$ 282,947**
YTD Gross Charge-offs	—	—	1,859	—	—	—	—	1,859
Other								
Pass	$ —	$ —	$ —	$ —	$122,848	$ 62,399	$ —	$ 185,247
Special Mention	—	—	—	—	—	3,281	—	3,281
Substandard	—	—	—	87,329	40,882	41,161	—	169,372
Doubtful	—	—	—	—	—	—	—	—
Total Other Loans	**$ —**	**$ —**	**$ —**	**$ 87,329**	**$163,730**	**$106,841**	**$ —**	**$ 357,900**
YTD Gross Charge-offs	—	—	—	—	—	—	—	—
Total Portfolio Loans								
Pass	$556,498	$398,932	$320,220	$414,677	$275,601	$579,794	$71,084	$2,616,806
Special Mention	229	—	175	8	4,205	5,089	—	9,706
Substandard	25	110	2,450	95,781	44,113	42,999	139	185,617
Doubtful	—	—	—	—	—	—	—	—
Total Portfolio Loans	**$556,752**	**$399,042**	**$322,845**	**$510,466**	**$323,919**	**$627,882**	**$71,223**	**$2,812,129**
Current YTD Period:								
YTD Gross Charge-offs	**$ 152**	**$ 770**	**$ 13,496**	**$ 1,846**	**$ 6,747**	**$ 1,413**	**$ —**	**$ 24,424**

94

CARTER BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

At December 31, 2022 and December 31, 2021, the Company had no loans that were risk rated as doubtful. Special mention and substandard loans at December 31, 2022 decreased $38.4 million to $156.9 million compared to $195.3 million at December 31, 2021, with an increase of $5.0 million in special mention and a decrease of $43.4 million in substandard. The largest variance in special mention was related to a CRE project totaling $9.9 million that was downgraded and yet to be stabilized offset by the payment in full on two CRE projects totaling $6.0 million and an upgraded credit to pass status in the amount of $1.5 million. In addition to CRE, the Company downgraded a syndicated C&I loan totaling $2.9 million. The decrease in substandard loans primarily related to the Other loan segment due to principal paydowns during 2022.

The following table presents loan balances by year of origination and performing and nonperforming status for our portfolio segments as of December 31:

(Dollars in Thousands)	2022	2021	2020	2019	2018	2017 and Prior	Revolving	Total Portfolio Loans
Commercial Real Estate								
Performing	$418,939	$186,444	$139,148	$130,521	$225,416	$336,441	$31,349	$1,468,258
Nonperforming	—	—	—	—	2,106	198	—	2,304
Total Commercial Real Estate	**$418,939**	**$186,444**	**$139,148**	**$130,521**	**$227,522**	**$336,639**	**$31,349**	**$1,470,562**
Commercial and Industrial								
Performing	$ 23,104	$ 47,147	$ 38,706	$ 9,022	$ 10,639	$157,271	$23,699	$ 309,588
Nonperforming	—	46	—	18	97	2	41	204
Total Commercial and Industrial	**$ 23,104**	**$ 47,193**	**$ 38,706**	**$ 9,040**	**$ 10,736**	**$157,273**	**$23,740**	**$ 309,792**
Residential Mortgages								
Performing	$200,725	$184,718	$ 81,446	$ 50,770	$ 71,313	$ 40,362	$25,349	$ 654,683
Nonperforming	—	1,212	—	865	219	969	—	3,265
Total Residential Mortgages	**$200,725**	**$185,930**	**$ 81,446**	**$ 51,635**	**$ 71,532**	**$ 41,331**	**$25,349**	**$ 657,948**
Other Consumer								
Performing	$ 24,100	$ 10,045	$ 7,323	$ 1,999	$ 512	$ 276	$ 299	$ 44,554
Nonperforming	—	6	1	—	1	—	—	8
Total Other Consumer	**$ 24,100**	**$ 10,051**	**$ 7,324**	**$ 1,999**	**$ 513**	**$ 276**	**$ 299**	**$ 44,562**
Construction								
Performing	$149,535	$117,466	$ 41,808	$ 4,938	$ 25,615	$ 7,271	$ 6,056	$ 352,689
Nonperforming	—	—	—	—	—	864	—	864
Total Construction	**$149,535**	**$117,466**	**$ 41,808**	**$ 4,938**	**$ 25,615**	**$ 8,135**	**$ 6,056**	**$ 353,553**
Other								
Performing	$ —	$ —	$ —	$ —	$ 74,050	$238,446	$ —	$ 312,496
Nonperforming	—	—	—	—	—	—	—	—
Total Other Loans	**$ —**	**$ —**	**$ —**	**$ —**	**$ 74,050**	**$238,446**	**$ —**	**$ 312,496**
Total Portfolio Loans								
Performing	$816,403	$545,820	$308,431	$197,250	$407,545	$780,067	$86,752	$3,142,268
Nonperforming	—	1,264	1	883	2,423	2,033	41	6,645
Total Portfolio Loans	**$816,403**	**$547,084**	**$308,432**	**$198,133**	**$409,968**	**$782,100**	**$86,793**	**$3,148,913**

95

Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Dollars in Thousands)	2021	2020	2019	2018	2017	2016 and Prior	Revolving	Total Portfolio Loans
Commercial Real Estate								
Performing	$195,670	$165,100	$215,575	$292,857	$119,229	$293,102	$38,382	$1,319,915
Nonperforming	—	—	314	2,742	215	66	—	3,337
Total Commercial Real Estate	**$195,670**	**$165,100**	**$215,889**	**$295,599**	**$119,444**	**$293,168**	**$38,382**	**$1,323,252**
Commercial and Industrial								
Performing	$ 55,187	$ 50,087	$ 15,648	$ 43,117	$ 26,373	$150,656	$ 3,857	$ 344,925
Nonperforming	—	—	308	4	—	—	139	451
Total Commercial and Industrial	**$ 55,187**	**$ 50,087**	**$ 15,956**	**$ 43,121**	**$ 26,373**	**$150,656**	**$ 3,996**	**$ 345,376**
Residential Mortgages								
Performing	$155,892	$ 91,023	$ 63,682	$ 73,564	$ 8,640	$ 49,399	$13,237	$ 455,437
Nonperforming	—	—	1,008	512	188	843	—	2,551
Total Residential Mortgages	**$155,892**	**$ 91,023**	**$ 64,690**	**$ 74,076**	**$ 8,828**	**$ 50,242**	**$13,237**	**$ 457,988**
Other Consumer								
Performing	$ 9,364	$ 10,202	$ 979	$ 450	$ 211	$ 23,048	$ 339	$ 44,593
Nonperforming	—	—	11	57	5	—	—	73
Total Other Consumer	**$ 9,364**	**$ 10,202**	**$ 990**	**$ 507**	**$ 216**	**$ 23,048**	**$ 339**	**$ 44,666**
Construction								
Performing	$140,639	$ 82,523	$ 24,511	$ 9,834	$ 5,328	$ 3,858	$15,269	$ 281,962
Nonperforming	—	107	809	—	—	69	—	985
Total Construction	**$140,639**	**$ 82,630**	**$ 25,320**	**$ 9,834**	**$ 5,328**	**$ 3,927**	**$15,269**	**$ 282,947**
Other								
Performing	$ —	$ —	$ —	$ 87,329	$163,730	$106,841	$ —	$ 357,900
Nonperforming	—	—	—		—	—	—	—
Total Other Loans	**$ —**	**$ —**	**$ —**	**$ 87,329**	**$163,730**	**$106,841**	**$ —**	**$ 357,900**
Total Portfolio Loans								
Performing	$556,752	$398,935	$320,395	$507,151	$323,511	$626,904	$71,084	$2,804,732
Nonperforming	—	107	2,450	3,315	408	978	139	7,397
Total Portfolio Loans	**$556,752**	**$399,042**	**$322,845**	**$510,466**	**$323,919**	**$627,882**	**$71,223**	**$2,812,129**

Age Analysis of Past-Due Loans by Class

The following tables include an aging analysis of the recorded investment of past-due portfolio loans as the periods presented:

	December 31, 2022					
(Dollars in Thousands)	Current Loans	Loans 30 – 59 Days Past Due	Loans 60 – 89 Days Past Due	Total 30 – 89 Days Past Due	Nonaccrual Loans	Total Portfolio Loans
Commercial Real Estate	$1,468,154	$ 104	$ —	$ 104	$2,304	$1,470,562
Commercial & Industrial	309,305	274	9	283	204	309,792
Residential Mortgages	654,238	445	—	445	3,265	657,948
Other Consumer	44,013	337	204	541	8	44,562
Construction	349,225	1,321	2,143	3,464	864	353,553
Other	312,496	—	—	—	—	312,496
Total	**$3,137,431**	**$2,481**	**$2,356**	**$4,837**	**$6,645**	**$3,148,913**

96

CARTER BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	December 31, 2021					
(Dollars in Thousands)	Current Loans	Loans 30 – 59 Days Past Due	Loans 60 – 89 Days Past Due	Total 30 – 89 Days Past Due	Nonaccrual Loans	Total Portfolio Loans
Commercial Real Estate	$1,319,686	$ 229	$ —	$ 229	$3,337	$1,323,252
Commercial & Industrial	344,628	80	217	297	451	345,376
Residential Mortgages	454,754	683	—	683	2,551	457,988
Other Consumer	44,132	367	94	461	73	44,666
Construction	281,962	—	—	—	985	282,947
Other	357,900	—	—	—	—	357,900
Total	$2,803,062	$1,359	$311	$1,670	$7,397	$2,812,129

Loans past due 90 days or more and still accruing were zero at December 31, 2022 and 2021. Loans past due 90 days are automatically transferred to nonaccrual status. Loans past due 30 to 89 days or more and still accruing increased $3.2 million to $4.8 million at December 31, 2022 compared to $1.7 million at December 31, 2021, primarily in the construction segment due to two relationships with an aggregate principal balance of $2.9 million.

There were no nonaccrual or past due loans related to loans held-for-sale as of December 31, 2022 and December 31, 2021, respectively.

The following table presents loans on nonaccrual status and loans past due 90 days or more and still accruing by portfolio segment of loan as of December 31, 2022. For the twelve months ended December 31, 2022, the amount of interest income on nonaccrual loans was immaterial. There were no loans at December 31, 2022 that were past due more than 90 days and still accruing.

	As of and for the December 31, 2022			
(Dollars in Thousands)	Beginning of Period Nonaccrual	End of Period Nonaccrual	Nonaccrual With No Related Allowance	Past Due 90+ Days Still Accruing
Commercial Real Estate	$3,337	$2,304	$—	$—
Commercial and Industrial	451	204	—	—
Residential Mortgages	2,551	3,265	—	—
Other Consumer	73	8	—	—
Construction	985	864	—	—
Other	—	—	—	—
Total Portfolio Loans	$7,397	$6,645	$—	$—

	As of and for the December 31, 2021			
(Dollars in Thousands)	Beginning of Period Nonaccrual	End of Period Nonaccrual	Nonaccrual With No Related Allowance	Past Due 90+ Days Still Accruing
Commercial Real Estate	$21,891	$3,337	$ —	$—
Commercial and Industrial	456	451	—	—
Residential Mortgages	4,135	2,551	—	—
Other Consumer	184	73	—	—
Construction	5,331	985	808	—
Other	—	—	—	—
Total Portfolio Loans	$31,997	$7,397	$808	$—

A loan is considered nonperforming when we transfer the loan to nonaccrual status. A loan is considered nonaccrual when the loan is 90 days or more delinquent. It is also possible that management will

97

Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) transfer a loan to nonaccrual before it is 90 days past due under certain circumstances if there is a probability that we will not collect all principal and interest due under the contractual terms of the loan agreement. Loans experiencing financial difficulty that are considered restructured loans and nonaccrual loans with a commitment of $1.0 million or more are individually evaluated for potential credit losses. During the years ended December 31, 2022 and December 31, 2021, no material amount of interest income was recognized on nonperforming loans subsequent to their classification as nonperforming loans. The following table presents the amortized cost basis of collateral-dependent individually evaluated loans as of December 31. Changes in the fair value of the types of collateral for individually evaluated loans are reported as provision for credit loss on loans in the period of change. December 31, 2022 December 31, 2021 (Dollars in Thousands) Real Estate Real Estate Commercial Real Estate $2,106 2,742 Commercial and Industrial — — Residential Mortgages 1,212 — Other Consumer — — Construction — 808 Other — — Total $3,318 3,550 The following tables presents the average investment in impaired loans and the interest income recognized at December 31, 2020. December 31, 2020 (Dollars in Thousands) Average Investment in Impaired Loans Interest Income Recognized Loans without a Specific Valuation Allowance: Commercial Real Estate $ 4,201 $ 128 Construction 56,941 1,871 Residential Mortgages 51,716 1,906 Loans with a Specific Valuation Allowance: Commercial Real Estate 27,780 163 Commercial and Industrial 184 — Construction 1,739 — Total by Category: Commercial Real Estate 31,981 291 Commercial and Industrial 184 — Construction 58,680 1,871 Residential Mortgages 51,716 1,906 Total Impaired Loans $142,561 $4,068 98

CARTER BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following tables presents activity in the ACL and ALL for the periods presented:

	December 31, 2022						
(Dollars in Thousands)	Commercial Real Estate	Commercial & Industrial	Residential Mortgages	Other Consumer	Construction	Other	Total
Allowance for Credit Losses on Loans:							
Balance, Beginning of Year	$17,297	$ 4,111	$4,368	$ 1,493	$6,939	$61,731	$95,939
Provision (Recovery) for Credit Losses on Loans	695	3,304	4,470	1,109	(146)	(7,013)	2,419
Charge-offs	—	(3,436)	(46)	(1,677)	—	—	(5,159)
Recoveries	—	1	99	404	149	—	653
Net (Charge-offs) / Recoveries	**—**	**(3,435)**	**53**	**(1,273)**	**149**	**—**	**(4,506)**
Balance, End of Year	**$17,992**	**$ 3,980**	**$8,891**	**$ 1,329**	**$6,942**	**$54,718**	**$93,852**

	December 31, 2021						
(Dollars in Thousands)	Commercial Real Estate	Commercial & Industrial	Residential Mortgages	Other Consumer	Construction	Other[(1)]	Total
Allowance for Credit Losses on Loans:							
Balance, Beginning of Year	$ 36,428	$ 5,064	$2,099	$ 2,479	$ 8,004	$ —	$ 54,074
Impact of CECL Adoption	6,587	1,379	3,356	(877)	(80)	51,277	61,642
(Recovery) Provision for Credit Losses on Loans	(6,215)	(2,249)	(982)	1,561	781	10,454	3,350
Charge-offs	(19,662)	(374)	(273)	(2,256)	(1,859)	—	(24,424)
Recoveries	159	291	168	586	93	—	1,297
Net (Charge-offs) / Recoveries	**(19,503)**	**(83)**	**(105)**	**(1,670)**	**$ (1766)**	**—**	**(23,127)**
Balance, End of Year	**$ 17,297**	**$ 4,111**	**$4,368**	**$ 1,493**	**$ 6,939**	**$61,731**	**$ 95,939**

(1) In connection with our adoption of Topic 326, we made changes to our loan portfolio segments to align with the methodology applied in determining the allowance under CECL. Our new segmentation breaks out Other loans from our original loan segments: CRE, C&I, residential mortgages and construction. The allowance balance at the beginning of period was reclassified to Other from their original loan segments: CRE, C&I, residential mortgages and construction to conform to current presentation.

	December 31, 2020					
(Dollars in Thousands)	Commercial Real Estate	Commercial & Industrial	Residential Mortgages	Other Consumer	Construction	Total
Balance, Beginning of Year	$24,706	$3,601	$1,736	$ 3,299	$5,420	$38,762
Provision for Loan Losses	11,055	1,527	594	2,434	2,396	18,006
Charge-offs	(40)	(66)	(258)	(3,991)	—	(4,355)
Recoveries	707	2	27	737	188	1,661
Net Recoveries / (Charge-offs)	**667**	**(64)**	**(231)**	**(3,254)**	**188**	**(2,694)**
Balance, End of Year	**$36,428**	**$5,064**	**$2,099**	**$ 2,479**	**$8,004**	**$54,074**

The adoption of Topic 326 resulted in an increase to our ACL of $61.6 million on January 1, 2021. The Day 1 model introduced a segmented pool of loans for discrete analysis. This segmented pool had an aggregate principal balance of $379.9 million at January 1, 2021, the initial break-out, and included unique risk attributes considered inconsistent with current underwriting standards. The analysis applied to this pool resulted in expected credit losses of $51.3 million, at adoption.

Our CECL methodology introduced a modified discounted cash flow methodology based on expected cash flow changes in the future for the Other segment. A significant population of the Other segment was not impaired under the probable incurred loss model and therefore not subject to a collateral dependent

99

Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

specific reserve analysis. For the population of the Other segment that was impaired under the incurred loss model, based on collateral values, the specific reserves totaled zero. Certain portions of the CECL model are inherently subjective and include, but are not limited to, estimates with respect to: prepayment speeds, the timing of prepayments, potential losses given default, discount rates and the timing of future cash flows. Management utilizes widely published economic forecasts as the basis for the regression analysis used to estimate the probability of default in the baseline model. The peaks and troughs of these forecasts serve as guardrails for potential subjective adjustments. In addition to considering the outcomes based on the range of forecasts, management recognizes that the assumptions used in economic forecasts may not perfectly align with our market area, risk profile or unique attributes of our portfolio along with other important considerations. Severe changes in forecasts can also create significant variability and management must assess not only the absolute balance of reserves but also consider the appropriateness of the velocity of change. Therefore, management developed a framework to assess the tolerance and reasonableness of the CECL modeling process by challenging certain elements of the forecasts, when appropriate. These outcomes, known as "challenger models," provide opportunities to examine and subjectively adjust the CECL model output and are designed to be counter cyclical, thereby reducing variability. An expected credit loss of $51.3 million upon adoption was established based on the discounted cash flow method with a discount rate, which was quantitatively adjusted.

NOTE 7 — FAIR VALUE MEASUREMENTS

The following tables present the Company's financial assets and liabilities that are measured at fair value on a recurring basis by fair value hierarchy level at the dates presented:

	December 31, 2022			
(Dollars in Thousands)	**Carrying Value**	**Quoted Prices In Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets				
Securities Available-for-Sale:				
U.S. Treasury Securities	$ 17,866	$17,866	$ —	$ —
U.S. Government Agency Securities	49,764	—	49,764	—
Residential Mortgage-Backed Securities	103,685	—	103,685	—
Commercial Mortgage-Backed Securities	34,675	—	34,675	—
Other Commercial Mortgage-Backed Securities	22,399	2,538	19,861	—
Asset Backed Securities	141,383	4,996	136,387	—
Collateralized Mortgage Obligations	176,622	—	176,622	—
States and Political Subdivisions	228,146	—	228,146	—
Corporate Notes	61,733	—	54,216	7,517
Total Securities Available-for-Sale	836,273	25,400	803,356	7,517
Derivatives	22,973	—	22,973	—
Total	**$859,246**	**$25,400**	**$826,329**	**$7,517**
Liabilities				
Derivatives	$ 22,542	$ —	$ 22,542	$ —
Total	**$ 22,542**	**$ —**	**$ 22,542**	**$ —**

100

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) December 31, 2021 (Dollars in Thousands) Carrying Value Quoted Prices In Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Assets Securities Available-for-Sale: U.S. Treasury Securities $ 4,413 $4,413 $ — $ — U.S. Government Agency Securities 73,534 — 73,534 — Residential Mortgage-Backed Securities 110,013 — 110,013 — Commercial Mortgage-Backed Securities 43,026 — 43,026 — Other Commercial Mortgage-Backed Securities 14,146 — 14,146 — Asset Backed Securities 151,450 — 151,450 — Collateralized Mortgage Obligations 203,881 — 203,881 — States and Political Subdivisions 262,202 — 262,202 — Corporate Notes 59,735 — 51,177 8,558 Total Securities Available-for-Sale 922,400 4,413 909,429 8,558 Derivatives 3,508 — 3,508 — Total $925,908 $4,413 $912,937 $8,558 Liabilities Derivatives $ 3,682 $ — $ 3,682 $ — Total $ 3,682 $ — $ 3,682 $ — We have invested in subordinated debt of other financial institutions. We have two securities totaling $7.5 million that are considered to be Level 3 securities at December 31, 2022 and two totaling $8.6 million at December 31, 2021. The change in the fair value of Level 3 securities available-for-sale from $8.6 million at December 31, 2021 to $7.5 million at December 31, 2022 is attributable to the calculated change in fair value of $1.1 million. The Level 3 fair value is benchmarked to other securities that have observable market values in Level 2 using comparable financial ratio analysis specific to the industry in which the underlying company operates. The underwriting includes considerations of capital adequacy, asset quality trends, management’s ability to continue efficient and profitable operations, the institution’s core earnings ability, liquidity management platform and current on and off-balance sheet interest rate risk exposures. Financial assets measured at fair value on a nonrecurring basis at December 31, 2022 and 2021 are summarized below: December 31, 2022 (Dollars in Thousands) Level 1 Level 2 Level 3 Fair Value OREO $— $— $8,393 $8,393 Individually Evaluated Loans $— $— $2,649 $2,649 December 31, 2021 (Dollars in Thousands) Level 1 Level 2 Level 3 Fair Value OREO $— $— $10,916 $10,916 Individually Evaluated Loans $— $— $ 1,777 $ 1,777 Individually evaluated loans had a net carrying amount of $2.6 million at December 31, 2022, including a valuation allowance of $0.7 million. Individually evaluated loans had a net carrying amount of $1.8 million at December 31, 2021, including a valuation allowance of $1.0 million. OREO, which is measured at the lower of carrying or fair value less costs to sell, had a net carrying amount of $8.4 million as of December 31, 2022, compared with $10.9 million at December 31, 2021, 101 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

primarily due to sale and payments. Write-downs of $0.7 million were recorded on OREO for the year ended December 31, 2022 compared to $3.5 million for the year ended December 31, 2021.

The following tables summarize the Company's assets that were measured at fair value on a nonrecurring basis as of December 31, 2022 and 2021:

	December 31, 2022				
(Dollars in Thousands)	**Fair Value**	**Valuation Technique**	**Unobservable Inputs**	**Weighted Range**	**Average**
Assets					
Individually Evaluated Loans	$ 858	Discounted Internal Valuations	Management's Discount & Estimated Selling Costs	14.2%	14.2%
Individually Evaluated Loans	1,791	Discounted Appraisals	Estimated Selling Costs	6.0%	6.0%
Total Individually Evaluated Loans	**$2,649**				
OREO	$7,323	Appraisals	Estimated Selling Costs	10.0%	10.0%
OREO	143	Internal Valuations	Estimated Selling Costs	5.0%	5.0%
OREO	927	Discounted Internal Valuations	Management's Discount & Estimated Selling Costs	0.0% – 5.0%	0.7%
Total OREO	**$8,393**				

	December 31, 2021				
(Dollars in Thousands)	**Fair Value**	**Valuation Technique**	**Unobservable Inputs**	**Weighted Range**	**Average**
Assets					
Individually Evaluated Loans	$ 1,777	Discounted Appraisals	Management's Discount & Estimated Selling Costs	53.0%	53.0%
Total Individually Evaluated Loans	**$ 1,777**				
OREO	$ 9,946	Appraisals	Estimated Selling Costs	10.0%	10.0%
OREO	190	Internal Valuations	Estimated Selling Costs	5.0%	5.0%
OREO	780	Discounted Internal Valuations	Management's Discount & Estimated Selling Costs	5.0% – 50.7%	20.3%
Total OREO	**$10,916**				

A baseline discount rate has been established for impairment measurement. This baseline discount rate was back tested against historical OREO sales and therefore represents an average recovery rate based on the transaction sizes and asset types in the population examined. Management considers the unique attributes and characteristics of each specific individually evaluated loan and may use judgement to adjust the baseline discount rate when appropriate.

The carrying values and estimated fair values of our financial instruments at December 31, 2022 and December 31, 2021 are presented in the following tables. Fair values for December 31, 2022 and December 31, 2021 are estimated under the exit price notion in accordance with ASU 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities."

GAAP requires disclosure of fair value information about financial instruments carried at book value on the Consolidated Balance Sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

102

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Carrying Value Fair Value Measurements at December 31, 2022 (Dollars in Thousands) Level 1 Level 2 Level 3 Total Financial Assets: Cash and Cash Equivalents $ 46,869 $ 42,364 $ 4,505 $ — $ 46,869 Securities Available-for-Sale 836,273 25,400 803,356 7,517 836,273 Portfolio Loans, net 3,055,061 — — 2,955,489 2,955,489 Federal Home Loan Bank Stock, at Cost 9,740 — — NA NA Other Assets- Interest Rate Derivatives 22,973 — 22,973 — 22,973 Accrued Interest Receivable 19,346 138 4,903 14,305 19,346 Financial Liabilities: Deposits $3,630,333 $703,334 $1,665,473 $1,264,659 $3,633,466 Other Liabilities- Interest Rate Derivatives 22,542 — 22,542 — 22,542 FHLB Borrowings 180,550 — — 180,569 180,569 Federal Funds Purchased 17,870 — 17,870 — 17,870 Accrued Interest Payable 2,294 — — 2,294 2,294 Carrying Value Fair Value Measurements at December 31, 2021 (Dollars in Thousands) Level 1 Level 2 Level 3 Total Financial Assets: Cash and Cash Equivalents $ 277,799 $ 36,698 $ 241,101 $ — $ 277,799 Securities Available-for-Sale 922,400 4,413 909,429 8,558 922,400 Loans Held-for-Sale 228 — — 228 228 Portfolio Loans, net 2,716,190 — — 2,689,578 2,689,578 Federal Home Loan Bank Stock, at Cost 2,352 — — NA NA Other Assets- Interest Rate Derivatives 3,508 — 3,508 — 3,508 Accrued Interest Receivable 17,178 17 3,462 13,699 17,178 Financial Liabilities: Deposits $3,698,476 $747,909 $1,606,249 $1,369,228 $3,723,386 Other Liabilities- Interest Rate Derivatives 3,682 — 3,682 — 3,682 FHLB Borrowings 7,000 — — 7,035 7,035 Accrued Interest Payable 1,378 — — 1,378 1,378 NOTE 8 — PREMISES AND EQUIPMENT Premises and equipment are stated at cost less accumulated depreciation as follows: December 31, (Dollars in Thousands) 2022 2021 Land $ 19,703 $ 20,763 Bank Premises 54,872 55,463 Furniture and Equipment 34,945 34,529 Leasehold Improvements 1,618 854 Total Premises and Equipment 111,138 111,609 Accumulated Depreciation (39,024) (36,312) Total $ 72,114 $ 75,297 At both December 31, 2022 and December 31, 2021, we had no bank premises and equipment held-for-sale. Depreciation expense is included under occupancy expense, net in the Consolidated Statements of Income (Loss) totaling $6.1 million in 2022, $6.2 million in 2021, and $6.1 million in 2020. 103 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Real estate on closed branches was valued based on recent comparative market values received from a real estate broker. Write-downs in the amount of $0.6 million, $3.2 million and $1.1 million were recognized during 2022, 2021 and 2020, respectively. These write-downs on closed branches are included in losses and write-downs on OREO, net in the Consolidated Statements of Income (Loss). The net remaining carrying value of $1.1 million and $1.0 million is classified as held-for-sale in OREO in the Consolidated Balance Sheets as of December 31, 2022 and 2021, respectively.

The Company leases offices from non-related parties under various terms, some of which contain contingent rentals tied to a price index. Rental expense for these leases was $67 thousand in 2022, $72 thousand in 2021, and $99 thousand for 2020.

The Company currently has three depository locations, a loan production office, a commercial banking office and another office housing various Bank functions under lease contracts. We have included $6.3 million and $3.3 million in right-of-use assets in other assets on its Consolidated Balance Sheets at December 31, 2022 and 2021, respectively. The Company has included $6.6 million and $3.4 million in lease liabilities in other liabilities on its Consolidated Balance Sheets at December 31, 2022 and 2021, respectively.

NOTE 9 — OTHER REAL ESTATE OWNED

The following table presents OREO activity as of the dates presented:

	Year Ended December 31,		
(Dollars in Thousands)	**2022**	**2021**	**2020**
Beginning of Year Balance	$10,916	$ 15,722	$18,324
Loans Transferred to OREO	74	59	755
Transfer of Closed Retail Offices to OREO	2,675	12,013	2,221
Capitalized Expenditures	—	—	19
Direct Write-Downs	(741)	(3,472)	(1,483)
Cash Proceeds from Pay-downs	(422)	(452)	(483)
Sales of OREO	(4,109)	(12,954)	(3,631)
End of Year Balance	**$ 8,393**	**$ 10,916**	**$15,722**

At December 31, 2022, 2021, and 2020, the balance of OREO includes $7.3 million, $9.9 million, and $13.2 million, respectively, of foreclosed properties recorded as a result of obtaining physical possession of the asset. At December 31, 2022 and 2021, the recorded investment of foreclosed residential real estate was $133 thousand and $62 thousand, respectively. At December 31, 2022 and 2021, the recorded investment of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceeds are in process is $902 thousand and $254 thousand, respectively.

Income and expenses applicable to foreclosed assets include the following:

	Year Ended December 31,		
(Dollars in Thousands)	**2022**	**2021**	**2020**
Provision for Losses	$ 741	$3,472	$1,483
Operating Expenses, net of Rental Income	293	317	317
Net (Gain) Loss on Sales	(309)	150	(48)
OREO Expense	**$ 725**	**$3,939**	**$1,752**

NOTE 10 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In accordance with applicable accounting guidance for derivatives and hedging, all derivatives are recognized as either assets or liabilities on the Consolidated Balance Sheet at fair value. Interest rate swaps are contracts in which a series of interest rate flows (fixed and variable) are exchanged over a prescribed period. The notional amounts on which the interest payments are based are not exchanged. These derivative

104

CARTER BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

positions relate to transactions in which the Company enters into an interest rate swap with a commercial customer while at the same time entering into an offsetting interest rate swap with another financial institution, or counterparty. In connection with each transaction, the Company originates a floating rate loan to the customer at a notional amount. In turn, the customer contracts with the counterparty to swap the stream of cash flows associated with the floating interest rate loan with the Company for a stream of fixed interest rate cash flows based on the same notional amount as the Company's loan. The transaction allows the customer to effectively convert a variable rate loan to a fixed rate loan with the Company receiving a variable rate. These agreements could have floors or caps on the contracted interest rates.

Pursuant to agreements with various financial institutions, the Company may receive collateral or may be required to post collateral based upon mark-to-market positions. Beyond unsecured threshold levels, collateral in the form of cash or securities may be made available to counterparties of interest rate swap transactions. Based upon current positions and related future collateral requirements relating to them, management believes any effect on our cash flow or liquidity position to be immaterial.

Derivatives contain an element of credit risk, the possibility that the Company will incur a loss because a counterparty, which may be a financial institution or a customer, fails to meet its contractual obligations. All derivative contracts with financial institutions may be executed only with counterparties approved by the Asset and Liability Committee ("ALCO") and all derivatives with customers are approved by a team of members from senior management who have been trained to understand the risk associated with interest rate swaps and have past industry experience. Interest rate swaps are considered derivatives but are not accounted for using hedge accounting. As such, changes in the estimated fair value of the derivatives are recorded in current earnings in the Consolidated Statements of Income (Loss).

The following table indicates the amounts representing the fair value of derivative assets and derivative liabilities at December 31:

	Fair Values of Derivative Instruments Asset Derivatives (Included in Other Assets)					
(Dollars in Thousands)	**2022**			**2021**		
	Number of Transactions	**Notional Amount**	**Fair Value**	**Number of Transactions**	**Notional Amount**	**Fair Value**
Derivatives not Designated as Hedging Instruments						
Interest Rate Lock Commitments – Mortgage Loans	1	$ 200	$ 1	$—	$ —	$ —
Interest Rate Swap Contracts – Commercial Loans	62	432,984	22,973	66	446,490	3,508
Total Derivatives not Designated as Hedging Instruments	**63**	**$433,184**	**$22,974**	**66**	**$446,490**	**$3,508**

	Fair Values of Derivative Instruments Liability Derivatives (Included in Other Liabilities)					
(Dollars in Thousands)	**2022**			**2021**		
	Number of Transactions	**Notional Amount**	**Fair Value**	**Number of Transactions**	**Notional Amount**	**Fair Value**
Derivatives not Designated as Hedging Instruments						
Forward Sale Contracts – Mortgage Loans	1	$ 200	$ 1	—	$ —	$ —
Interest Rate Swap Contracts – Commercial Loans	62	432,984	22,542	66	446,490	3,682
Total Derivatives not Designated as Hedging Instruments	**63**	**$433,184**	**$22,543**	**66**	**$446,490**	**$3,682**

105

Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) The following table indicates the income (loss) recognized in the Consolidated Statement of Income (Loss) for derivatives for the years ended December 31: (Dollars in Thousands) 2022 2021 2020 Derivatives not Designated as Hedging Instruments Interest Rate Lock Commitments – Mortgage Loans $ 1 $— $ (1) Forward Sale Contracts – Mortgage Loans (1) — 1 Interest Rate Swap Contracts – Commercial Loans 605 89 (214) Total Derivative Income (Loss) $605 $89 $(214) Presenting offsetting derivatives that are subject to legally enforceable netting arrangements with the same party is permitted. For example, we may have a derivative asset and a derivative liability with the same counterparty to a swap transaction and are permitted to offset the asset position and the liability position resulting in a net presentation. The following table indicates the gross amounts of commercial loan swap derivative assets and derivative liabilities, the amounts offset and the carrying values are included in the Consolidated Balance Sheets at December 31: Asset Derivatives (Included in Other Assets) Liability Derivatives (Included in Other Liabilities) (Dollars in Thousands) 2022 2021 2022 2021 Derivatives not Designated as Hedging Instruments Gross Amounts Recognized $22,973 $3,508 $22,542 $ 3,682 Gross Amounts Offset — — — — Net Amounts Presented in the Consolidated Balance Sheets 22,973 3,508 22,542 3,682 Gross Amounts Not Offset(1) — — — (4,080) Net Amount $22,973 $3,508 $22,542 $ (398) (1) Amounts represent collateral posted for the periods presented. NOTE 11 — DEPOSITS The following table presents the composition of deposits at December 31: (Dollars in Thousands) 2022 2021 Noninterest-Bearing Demand $ 703,334 $ 747,909 Interest-Bearing Demand 496,948 452,644 Money Market 484,238 463,056 Savings 684,287 690,549 Certificates of Deposits 1,261,526 1,344,318 Total $3,630,333 $3,698,476 All deposit accounts are insured by the FDIC up to the maximum amount allowed by law. The Dodd-Frank Act, signed into law on July 21, 2010, makes permanent the $250,000 limit for federal deposit insurance and the coverage limit applies per depositor, per insured depository institution for each account ownership. Time deposits that exceed the FDIC Insurance limit of $250,000 at year-end 2022 and 2021 were $159.0 million and $147.1 million, respectively. 106

CARTER BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Certificates of Deposit maturing as of December 31:

(Dollars in Thousands)	2022
2023	$ 637,771
2024	349,001
2025	138,826
2026	82,863
2027	51,482
Thereafter	1,583
Total	**$1,261,526**

Overdrafts reclassified to loans were $0.3 million at December 31, 2022 and $0.5 million at December 31, 2021.

Total deposit dollars from executive officers, directors, and their related interests at December 31, 2022 and 2021, respectively, were $2.9 million and $3.0 million.

NOTE 12 — FEDERAL HOME LOAN BANK BORROWINGS AND FEDERAL FUNDS PURCHASED

Borrowings serve as an additional source of liquidity for the Company. The Company had $180.6 million FHLB borrowings at December 31, 2022 and $7.0 million at December 31, 2021. FHLB borrowings are fixed rate advances for various terms and are secured by a blanket lien on select residential mortgages, select multifamily loans, and select commercial real estate loans. Total loans pledged as collateral were $1.5 billion at December 31, 2022 and $1.1 billion at December 31, 2021. There were no securities available-for-sale pledged as collateral at both December 31, 2022 and December 31, 2021. The Company continues to methodically pledge additional eligible loans and had continued progress in additional pledging throughout the year. The Company is eligible to borrow up to an additional $676.7 million based upon current qualifying collateral and has a maximum borrowing capacity of approximately $1.0 billion, or 25% of the Company's assets, as of December 31, 2022. The Company had the capacity to borrow up to an additional $667.3 million from the FHLB at December 31, 2021.

The Company had $17.9 million in overnight federal funds purchased at December 31, 2022. There were no outstanding overnight federal funds purchased at December 31, 2021. The available borrowing capacity under unsecured lines of credit with corresponding banks was $127.1 million and $145.0 million at December 31, 2022 and December 31, 2021, respectively.

The following table represents the balance of FHLB borrowings, the weighted average interest rate, and interest expense for the years ended December 31:

(Dollars in Thousands)	2022	2021	2020
FHLB Borrowings	$180,550	$7,000	$35,000
Weighted Average Interest Rate	4.48%	1.61%	1.13%
Interest Expense	$ 1,163	$ 313	$ 361

The following table represents the balance of federal funds purchased, the weighted average interest rate, and interest expense for the years ended December 31:

(Dollars in Thousands)	2022	2021	2020
Federal Funds Purchased	$17,870	$—	$—
Weighted Average Interest Rate	4.65%	—%	—%
Interest Expense	$ 188	$—	$ 1

During the year ending December 31, 2021 the Company repaid four FHLB advances totaling $28.0 million with a weighted average cost to borrow of 1.0%. One FHLB advance totaling $3.0 million was repaid at maturity in the fourth quarter of 2021. The remaining FHLB advances totaling $25.0 million were

107

Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

repaid ahead of their scheduled maturity date and had unamortized prepayment fees related to the early repayment of the borrowings totaling $43 thousand at December 31, 2021. The FHLB borrowing of $7.0 million was prepaid in January 2022 outside of its scheduled maturity and had unamortized prepayment fees related to the early repayment of the borrowing of $18 thousand.

Scheduled annual maturities and weighted average interest rates for FHLB borrowings for each of the five years subsequent to December 31, 2022 and thereafter are as follows:

(Dollars in Thousands)	Balance	Weighted Average Rate
2023	$180,550	4.48%
2024	—	—%
2025	—	—%
2026	—	—%
2027	—	—%
Thereafter	—	—%
Total FHLB Borrowings	**$180,550**	**4.48%**

NOTE 13 — EMPLOYEE BENEFIT PLANS

The Company has adopted an integrated profit sharing plan, which allows for elective deferrals and non-elective profit sharing contributions. Associates become eligible for the elective deferrals at the beginning of the quarter after they have been employed at least a month and have reached the age of twenty years and six months. Associates are eligible for the non-elective profit sharing contributions at the beginning of the quarter after they have been employed six months and have reached the age of twenty years and six months. Vesting for the non-elective profit sharing contribution is based on years of service to the Company, with a year being any year an employee works a minimum of 1,000 hours.

The following table details the vesting schedule based on years of service for participants:

1 Year of Service	0% Vested
2 Years of Service	20% Vested
3 Years of Service	40% Vested
4 Years of Service	60% Vested
5 Years of Service	100% Vested

Any participant who has reached the age of 62 is fully vested regardless of length of service. Each participant in the plan (who has not reached age 62) becomes 100% vested after five (5) years of service. The non-elective contribution to the plan is determined each year by the Company's Board of Directors (the "Board") and thus may fluctuate in amount from year to year. The contribution by the Company, which includes contributions to the nonqualified plan discussed below, was $2.0 million in 2022, $1.8 million in 2021 and $1.0 million in 2020. These amounts are included in salaries and employee benefits in the Consolidated Statements of Income (Loss).

Beginning in 2020, our integrated profit sharing plan includes a Company match based upon an associate's elective deferral. This elective deferral is subject to dollar limits announced annually by the Internal Revenue Service ("IRS"). Elective deferrals are matched equal to 100% of the first 3% deferred and 50% of the next 2%, producing a maximum 4% match. Expense for this deferral match was $1.3 million, $1.3 million and $1.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The Bank entered into a Nonqualified Profit Sharing Plan originally on December 30, 1996, which was subsequently amended and restated effective December 20, 2007. The purpose of the Nonqualified Profit Sharing Plan was to provide additional benefits to be paid to the executive upon the occurrence of a

108

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) “Distributable Event,” which is either termination or death. The board of directors of the Bank (the “Bank Board”) approved the amended plan on December 20, 2007. Since its inception, the Bank’s former Chairman and Chief Executive Officer was the only executive who participated in the Nonqualified Profit Sharing Plan. In April 2017, a Distributable Event occurred, in which distributions will occur over 45 quarterly payments. The value of the plan was $0.8 million as of December 31, 2022, and was solely comprised of cash. The quarterly distributions began on January 1, 2018 and will continue to be paid out in equal quarterly installments approximating $30 thousand. On December 15, 2020, the Bank adopted an unfunded, nonqualified deferred compensation plan, called the Nonqualified Deferred Compensation Plan, to provide (i) certain key executives of the Bank (beginning after the date of adoption) the opportunity to defer to a later year on a pre-tax basis certain compensation without being subject to the dollar limits that apply to these associates under the Bank’s tax-qualified integrated profit-sharing plan and (ii) the Bank’s non-employee directors (beginning in January 2022) the opportunity to defer to a later year on a pre-tax basis certain director fees. The compensation and fees (and related earnings) deferred under this plan are held in a grantor trust until paid to the participants and remain subject to the claims of the creditors of the Bank and Company until paid to the participants. The balance in the nonqualified deferred compensation plan at December 31, 2022 and December 31, 2021 was $269.6 thousand and $160.7 thousand, respectively. NOTE 14 — INCENTIVE AND RESTRICTED STOCK PLAN The Bank Board adopted the Carter Bank & Trust 2018 Omnibus Equity Incentive Plan on March 29, 2018 based on the recommendation of the Bank’s Nominating and Compensation Committee (now, a committee of the Company, the “Committee”), which became effective on June 27, 2018. In connection with the Reorganization, the Company adopted and assumed the Carter Bank & Trust 2018 Omnibus Equity Incentive Plan as its own (now the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan, or, for purposes of this discussion, the “Plan”). The Plan reserves a total 2,000,000 shares of common stock for issuance and provides for the grant to key associates and non-employee directors of the Company and its subsidiaries of awards that may include one or more of the following: stock options, restricted stock, restricted stock units, stock appreciation rights, stock awards, performance units and performance cash awards (collectively, the “awards”). Subject to accelerated vesting under certain circumstances, the Plan requires a minimum vesting period of one year for awards subject to time-based conditions and a minimum performance period of one year for awards subject to achievement or satisfaction of performance goals. These minimums are applicable to awards other than those granted as part of a retainer for the service of non-employee directors. The Committee will determine the vesting period on the awards. No awards may be granted under the Plan more than ten years from the effective date of the Plan. As of December 31, 2022, 1,642,899 shares of common stock were available for issuance under the Plan. For purposes of this Note 14, references to the “Company” mean the “Bank” with respect to actions prior to the Reorganization. Restricted Stock The Company periodically issues restricted stock to non-employee directors and key associates pursuant to the Plan. As of December 31, 2022, 341,872 shares of restricted stock were outstanding under the Plan. The Company granted 108,855 and 50,120 shares of restricted stock to key associates under the Plan during 2022 and 2021, respectively. These grants were approved by the Committee as compensation for substantial contributions to the Company’s performance. The time-based shares of restricted stock fully vest on the fifth anniversary of the grant date for awards granted prior to 2023 and beginning with awards granted in 2023 vest in one-third annual installments over three years after the grant date. The closing price of our stock was used to determine the fair value on the date of the grant. The Company granted 18,500 and 32,370 shares of restricted stock to non-employee directors under the Plan during 2022 and 2021, respectively. These grants were approved by the Committee as 109 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) compensation for Board service. The time-based shares of restricted stock granted in 2022 and 2021 fully vest one year after the grant date. The closing price of our stock was used to determine the fair value on the date of the grant. If any award granted under the Plan terminates, expires, or lapses for any reason other than by virtue of exercise or settlement of the award, or if shares issued pursuant to awards are forfeited, any stock subject to such award again shall be available for future awards under the Plan. Compensation expense for restricted stock is recognized ratably over the period of service, generally the entire vesting period, based on fair value on the grant date. The Company recognized compensation expense of $1.3 million, $1.0 million and $1.0 million for 2022, 2021, and 2020, respectively, related to restricted stock. As of December 31, 2022 and 2021, there was $1.6 million and $0.8 million, respectively, of total unrecognized compensation cost related to restricted stock that will be recognized as compensation expense over a weighted average period of 2.30 years and 1.64 years, respectively. The following table provides information about restricted stock granted under the Plan for the years ended December 31: Restricted Shares Weighted Average Grant Date Fair Value Non-vested at December 31, 2020 85,377 $18.73 Granted 82,490 12.81 Forfeited/Vested (54,232) 17.97 Non-vested at December 31, 2021 113,635 14.80 Granted 127,355 16.50 Forfeited/Vested (80,793) 15.01 Non-vested at December 31, 2022 160,197 $16.05 Performance Units The Company periodically issues performance units to executive officers pursuant to the Plan. As of December 31, 2022, 27,848 target amount of performance units were outstanding under the Plan. The Company granted 27,848 target amount of performance units in aggregate to executive officers under the Plan during 2022. The closing price of our stock, $15.81, was used to determine the fair value on the date of the grant. These grants were approved by the Committee as compensation for substantial contributions to the Company’s performance. The performance units can be earned up to a maximum of 110% of the target amount. They are subject to a three-year performance period and, if the performance criteria are met, will vest on the payment date which is within 70 days following the end of the performance period. The payout for the performance units will be determined based on three weighted performance based goals: (1) the Company’s return on average assets (“ROAA”) performance during the performance period compared to its selected peer group, (2) the Company’s core efficiency ratio during the performance period compared to its selected peer group, and (3) the Company’s nonperforming assets ratio performance during the performance period compared to its selected peer group. If the performance criteria are met, the Company will pay the performance units that have vested in shares of the Company’s common stock. If any award granted under the Plan terminates, expires, or lapses for any reason other than by virtue of exercise or settlement of the award, or if shares issued pursuant to awards are forfeited, any stock subject to such award again shall be available for future awards under the Plan. 110

CARTER BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Compensation expense for performance units is based on fair value on the grant date. The performance units are subject to the probability of attainment of meeting the above referenced performance criteria and service requirement. Management has evaluated the performance-based criteria and has determined that, as of December 31, 2022, the criteria were probable of being met at target. The Company recognized compensation expense of $0.3 million for 2022 related to performance units.

As of December 31, 2022, there was $0.2 million of total unrecognized compensation cost at target related to performance units that potentially could be recognized as compensation expense over a weighted average period of 2.2 years.

NOTE 15 — FEDERAL AND STATE INCOME TAXES

The components of the provision for income tax expense were as follows:

(Dollars in Thousands)	2022	2021	2020
Current	$ 7,969	$ 994	$ 2,399
Deferred	3,630	3,114	(1,627)
Income Tax Provision	**$11,599**	**$4,108**	**$ 772**

The following is a reconciliation of the differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before taxes:

	2022		2021		2020	
(Dollars in Thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Federal Income Tax at Statutory Rate	$12,961	21.0	$ 7,497	21.0	$ (9,468)	21.0
State Income Tax, net of Federal Benefit	657	1.1	20	0.1	455	(1.0)
Tax-exempt Interest, net of Disallowance	(873)	(1.4)	(1,131)	(3.2)	(1,757)	3.9
Federal Tax Credits, net of Basis Reduction	(625)	(1.0)	(1,559)	(4.4)	(948)	2.2
Change in Valuation Allowance	(309)	(0.5)	(529)	(1.5)	(374)	0.8
Income from Bank Owned Life Insurance	(285)	(0.5)	(290)	(0.8)	(294)	0.7
Goodwill Impairment	—	—	—	—	13,060	(29.1)
Other	73	0.1	100	0.3	98	(0.2)
Income Tax Provision and Effective Income Tax Rate	**$11,599**	**18.8**	**$ 4,108**	**11.5**	**$ 772**	**(1.7)**

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before taxes. The Company ordinarily generates an annual effective tax rate that is less than the statutory rate of 21% due to benefits resulting from tax-exempt interest, tax-exempt income from bank owned life insurance, and tax benefits resulting from certain partnership investments.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

Form 10-K

111

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Dollars in Thousands) 2022 2021 Deferred Tax Assets Allowance for Credit Losses $20,671 $20,906 Net Unrealized Loss on Available-for-sale Securities 23,818 — Valuation Adjustments on Other Real Estate Owned 649 1,392 Tax Credit Carryforwards — 1,781 Equity Investment in Partnerships — 304 Accrued Interest on Nonaccrual Loans 85 843 Operating Lease Liabilities 1,451 736 Other 2,165 1,765 Gross Deferred Tax Assets 48,839 27,727 Less: Valuation Allowance — (309) Total Deferred Tax Assets $48,839 $27,418 (Dollars in Thousands) 2022 2021 Deferred Tax Liabilities Fixed Asset Depreciation $ (4,523) $ (4,300) Acquisition-Related Fair Value Adjustments (2,737) (3,069) Deferred Loan Income (1,800) (1,005) Operating Lease Right-of-Use Assets (1,389) (712) Equity Investment in Partnerships (113) — Net Unrealized Gain on Available-for-Sale Securities — (452) Other (312) (98) Total Deferred Tax Liabilities (10,874) (9,636) Net Deferred Tax Assets $ 37,965 $17,782 Management assesses all available positive and negative evidence to estimate whether sufficient future taxable income of the appropriate character will be generated to utilize existing deferred tax assets. On the basis of this evaluation, as of December 31, 2022, management has determined that no valuation allowance is necessary, as it is more likely than not that all deferred tax assets will be realized in future periods through future taxable income and future reversals of existing temporary differences. As of December 31, 2021, a valuation allowance was recorded on deferred tax assets related to equity investments in partnerships that generate capital losses upon exiting the investments for which a prudent and feasible strategy to generate capital gains was not identified. The partnerships on which the valuation allowance was based at December 31, 2021, were exited in 2022 and all capital losses generated upon exit were realized through carry back to prior tax years. The Company had no federal tax credit carryforwards at December 31, 2022 and $1.8 million at December 31, 2021. The federal tax credits at December 31, 2021 consisted mainly of new market credits and historic rehabilitation credits. At December 31, 2022 and 2021, the Company had no ASC 740-10 unrecognized tax benefits or accrued interest and penalties recorded. The Company does not expect the total amount of unrecognized tax benefits to significantly increase within the next twelve months. The Company recognizes interest and penalties on unrecognized tax benefits in income tax expense. The Company is subject to U.S. federal income tax, as well as, various taxation of other state and local jurisdictions. The Company is generally no longer subject to examination by federal, state and local taxing authorities for years prior to December 31, 2019. NOTE 16 — TAX EFFECTS ON OTHER COMPREHENSIVE (LOSS) INCOME The following table presents the change in components of other comprehensive (loss) income for the years ended December 31, net of tax effects: 112

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Dollars in Thousands) Pre-Tax Amount Tax Benefit (Expense) Net of Tax Amount 2022 Net Unrealized Losses Arising during the Period $(111,542) $24,261 $(87,281) Reclassification Adjustment for Gains included in Net Income (46) 9 (37) Other Comprehensive Loss $(111,588) $24,270 $(87,318) 2021 Net Unrealized Losses Arising during the Period $ (10,877) $ 2,284 $ (8,593) Reclassification Adjustment for Gains included in Net Income (6,869) 1,443 (5,426) Other Comprehensive Loss $ (17,746) $ 3,727 $(14,019) 2020 Net Unrealized Gains Arising during the Period $ 26,621 $ (5,590) $ 21,031 Reclassification Adjustment for Gains included in Net Loss (6,882) 1,445 (5,437) Other Comprehensive Income $ 19,739 $ (4,145) $ 15,594 NOTE 17 — COMMITMENTS AND CONTINGENCIES Commitments to extend credit, which amounted to $630.6 million at December 31, 2022 and $513.5 million at December 31, 2021, represent agreements to lend to customers with fixed expiration dates or other termination clauses. The Company provides lines of credit to our clients to finance the completion of construction projects and revolving lines of credit to operating companies to finance their working capital needs. Lines of credit for construction projects represented $373.2 million, or 59.2%, and $283.9 million, or 55.3%, of the commitments to extend credit at December 31, 2022 and December 31, 2021, respectively. Standby letters of credit are conditional commitments issued by the Company guaranteeing the performance of a customer to a third-party. Those guarantees are primarily issued to support public and private borrowing arrangements. The Company had outstanding letters of credit totaling $25.7 million at December 31, 2022 and $27.1 million at December 31, 2021. Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and unconditional obligations as it does for on-balance sheet instruments. Unless noted otherwise, collateral or other security is required to support financial instruments with credit risk. Life-of-Loss Reserve on Unfunded Loan Commitments We maintain a life-of-loss reserve on unfunded commercial lending commitments and letters of credit to provide for the risk of loss inherent in these arrangements. The life-of-loss reserve is computed using a methodology similar to that used to determine the ACL for loans, modified to take into account the probability of a draw-down on the commitment. The life-of-loan reserve for unfunded commitments is included in other liabilities on our Consolidated Balance Sheets. The following table presents activity in the life-of-loss reserve on unfunded loan commitments as of and for the years ended December 31: (Dollars in Thousands) December 31, 2022 December 31, 2021 Life-of-Loss Reserve on Unfunded Loan Commitments Balance at beginning of period $1,783 $ 144 Impact of Adopting ASU 2016-13 — 2,908 Balance after Adoption of ASU 2016-13 1,783 3,052 Provision (Recovery) for Unfunded Commitments 509 (1,269) Balance at end of period $2,292 $ 1,783 113 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Amounts are added or subtracted to the provision (recovery) for unfunded commitments through a charge or credit to current earnings in the provision (recovery) for unfunded commitments. An expense of $0.5 million was recorded for the year ended December 31, 2022 for the provision (recovery) for unfunded commitments, which resulted in an increase of $1.8 million compared to a recovery of $1.3 million for the year ended December 31, 2021. Litigation In the normal course of business, the Company is subject to various legal and administrative proceedings and claims. Legal and administrative proceedings are subject to inherent uncertainties and unfavorable rulings could occur, and the timing and outcome of any legal or administrative proceeding cannot be predicted with certainty. NOTE 18 — REVENUE FROM CONTRACTS WITH CUSTOMERS Topic 606 does not apply to revenue associated with financial instruments, including revenue from loans and securities. In addition, certain noninterest income streams such as fees associated with mortgage servicing rights, financial guarantees, derivatives, and certain credit card fees are also not in scope of the new guidance. Topic 606 is applicable to noninterest revenue streams such as trust and asset management income, deposit related fees, interchange fees, merchant income, and annuity and insurance commissions and return on investment. However, the recognition of these revenue streams did not change significantly upon adoption of Topic 606. Substantially all of the Company’s revenue is generated from contracts with customers. Noninterest revenue streams in-scope of Topic 606 are discussed below. Service Charges on Deposit Accounts: Service charges on deposit accounts consist of overdraft fees, service charges on returned checks, stop payment fees, check chargeback fees, minimum balance fees, and other deposit account related fees. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on returned checks are recognized at the point in time that a check is returned. Transaction-based fees, which include services such as stop payment fees, check chargeback fees, and other deposit account related fees are recognized at the point in time the Company fulfills the customer’s request. Minimum balance fees are system-assessed at the point in time that a customer’s balance is below the required minimum for the product. Service charges on deposits are withdrawn from the customer’s account balance. Other Fees and Other Income: Other fees and other income consists of safe deposit rents, money order fees, check cashing and cashiers’ check fees, wire transfer fees, letter of credit fees, check order income, and other miscellaneous fees. These fees are largely transaction-based; therefore, the Company’s performance obligation is satisfied and the resultant revenue is recognized at the point in time the service is rendered. Payments for transaction-based fees are generally received immediately or in the following month by a direct charge to a customer’s account. Debit Card Interchange Fees: The Company earns interchange fees from debit cardholder transactions conducted through a card payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder. Insurance: Commission income is earned based on customer transactions. The commission income is recognized when the transaction is complete. The Company also receives a return on its investment in Bankers Insurance, LLC on an annual basis based on the income of the insurance company and percentage of ownership. OREO Income: The Company owns properties acquired through foreclosure that are included in other real estate owned, net on the Consolidated Balance Sheet. If the Company rents any of those properties, the resultant income is recognized at the point of receipt since the performance obligation has been satisfied. The rents are generally received monthly. 114

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Gains/Losses on Sales of OREO: The Company records a gain or loss from the sale of OREO when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of OREO to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the OREO asset is disposed and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer. In determining the gain or loss on the sale, the Company adjusts the transaction price and related gain (loss) on sale if a significant financing component is present. The following table summarizes the point of revenue recognition and the income recognized for each of the revenue streams for the years ended December 31: (Dollars in Thousands) Point of Revenue Recognition 2022 2021 2020 In-Scope Revenue Streams Service Charges on Deposit Accounts At a point in time $ 5,537 $ 5,036 $ 3,518 Other Fees and Other Income At a point in time 3,284 3,233 2,497 Debit Card Interchange Fees At a point in time 7,427 7,226 5,857 Commercial Loan Swap Fee Income At a point in time 774 2,416 4,051 Insurance Customer Commissions At a point in time 104 91 73 Annual Commission on Investment Over time 1,857 1,681 1,366 Special Production Payout Over time — 129 289 Other Real Estate Owned Income At a point in time 50 90 340 Gains on Sales and Write-downs of Bank Premises, net At a point in time 73 — — Gains (Losses) on Sale of Other Real Estate Owned At a point in time *** *** *** Total In-Scope Revenue Streams 19,106 19,902 17,991 Out of Scope Revenue Streams Gain on Sales of Securities, net 46 6,869 6,882 Bank Owned Life Insurance Income 1,357 1,380 1,400 Other 1,209 730 307 Total Noninterest Income $21,718 $28,881 $26,580 *** Reported net with Losses on Sales and Write-downs of Other Real Owned in Noninterest Expense NOTE 19 — PARENT COMPANY CONDENSED FINANCIAL INFORMATION Balance Sheets December 31, (Dollars in Thousands) 2022 2021 ASSETS Cash $ 2,199 $ 5,142 Investment in Bank Subsidiary 321,732 402,190 Other Assets 4,699 571 Total Assets $328,630 $407,903 LIABILITIES Other Liabilities $ 3 $ 307 Total Shareholders’ Equity 328,627 407,596 Total Liabilities and Shareholders’ Equity $328,630 $407,903 115 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Statements of Net Income (Loss) December 31, (Dollars in Thousands) 2022 2021 2020 Dividends from Subsidiaries $ 45,377 $ 6,000 $ 1,000 Total Expenses (2,696) (2,238) (594) Income Before Income Tax Benefit and Undistributed Net Income (Loss) of Bank Subsidiary 42,681 3,762 406 Income Tax Benefit (577) (446) — Income Before Undistributed Net Income (Loss) of Bank Subsidiary 43,258 4,208 406 Equity in Undistributed Net Income (Loss) of Bank Subsidiary 6,860 27,382 (46,264) Net Income (Loss) $ 50,118 $31,590 $(45,858) Comprehensive (Loss) Income $(37,200) $17,571 $(30,264) Statements of Cash Flows December 31, (Dollars in Thousands) 2022 2021 2020 OPERATING ACTIVITIES Net Income (Loss) $ 50,118 $ 31,590 $(45,858) Equity in Undistributed Net (Income) Loss of Bank Subsidiary (6,860) (27,382) 46,264 Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities Stock Compensation Expense 1,314 1,040 215 Increase in Other Assets (3,778) (571) — Decrease in Other Liabilities (460) — — (Decrease) Increase in Intercompany Liability — (17) 18 Net Cash Provided by Operating Activities 40,334 4,660 639 INVESTING ACTIVITIES Equity Investment in Non-Subsidiary, net of distributions (350) — — Net Cash Used in Investing Activities (350) — — FINANCING ACTIVITIES Repurchase of Common Stock (42,927) (157) — Net Cash Used In Financing Activities (42,927) (157) — Net (Decrease) Increase in Cash (2,943) 4,503 639 Cash at Beginning of Year 5,142 639 — Cash at End of Year $ 2,199 $ 5,142 $ 639 NOTE 20 — CAPITAL ADEQUACY The Company and the Bank are subject to various capital requirements administered by the federal banking regulators. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies. Quantitative measures established by regulations to ensure capital adequacy require the Company to maintain minimum amounts and ratios. 116

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) The Basel rules also permit banking organizations with less than $15.0 billion in assets to retain, through a one-time election, existing treatment for accumulated other comprehensive (loss) income, which currently does not affect regulatory capital. The Company elected to retain this treatment which reduces the volatility of regulatory capital levels. The Basel III Capital Rules require the Company and the Bank to maintain minimum Common Equity Tier 1, Tier 1 and Total Capital ratios, along with a capital conservation buffer, effectively resulting in new minimum capital ratios (which are shown in the table below). The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall. The Basel III Capital Rules also provide for a “countercyclical capital buffer” that is applicable to only certain covered institutions and does not have any current applicability to the Company or the Bank. The capital conservation buffer was phased in at the rate of 0.625% per year and was 2.5% on January 1, 2019. Management believes as of December 31, 2022, the Company and the Bank met all capital adequacy requirements to which the Company is subject and satisfied the applicable capital conservation buffer requirements. Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2022 and 2021, the most recent regulatory notifications categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category. 117 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table summarizes risk-based capital amounts and ratios for the Company and the Bank:

	Actual		Minimum Regulatory Capital Requirements		To be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars in Thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2022						
Leverage Ratio						
Carter Bankshares, Inc.	$439,606	10.29%	$170,906	4.00%	NA	NA
Carter Bank & Trust	432,711	10.13%	170,857	4.00%	$213,571	5.00%
Common Equity Tier 1 (to Risk-Weighted Assets)						
Carter Bankshares, Inc.	$439,606	12.61%	$156,936	4.50%	NA	NA
Carter Bank & Trust	432,711	12.42%	156,722	4.50%	$226,376	6.50%
Tier 1 Capital (to Risk-Weighted Assets)						
Carter Bankshares, Inc.	$439,606	12.61%	$209,248	6.00%	NA	NA
Carter Bank & Trust	432,711	12.42%	208,962	6.00%	$278,617	8.00%
Total Capital (to Risk-Weighted Assets)						
Carter Bankshares, Inc.	$483,450	13.86%	$278,997	8.00%	NA	NA
Carter Bank & Trust	476,496	13.68%	278,617	8.00%	$348,271	10.00%
As of December 31, 2021						
Leverage Ratio						
Carter Bankshares, Inc.	$443,940	10.62%	$167,184	4.00%	NA	NA
Carter Bank & Trust	438,533	10.49%	167,170	4.00%	$208,962	5.00%
Common Equity Tier 1 (to Risk-Weighted Assets)						
Carter Bankshares, Inc.	$443,940	14.21%	$140,606	4.50%	NA	NA
Carter Bank & Trust	438,533	14.04%	140,580	4.50%	$203,061	6.50%
Tier 1 Capital (to Risk-Weighted Assets)						
Carter Bankshares, Inc.	$443,940	14.21%	$187,475	6.00%	NA	NA
Carter Bank & Trust	438,533	14.04%	187,441	6.00%	$249,921	8.00%
Total Capital (to Risk-Weighted Assets)						
Carter Bankshares, Inc.	$483,124	15.46%	$249,967	8.00%	NA	NA
Carter Bank & Trust	477,710	15.29%	249,921	8.00%	$312,401	10.00%

The Company was incorporated on October 7, 2020 in connection with the Reorganization. The Reorganization was completed on November 20, 2020 pursuant to an Agreement and Plan of Reorganization among the Bank, the Company and CBT Merger Sub, Inc., and the Bank survived the Reorganization as a wholly-owned subsidiary of the Company. In the Reorganization, each of the outstanding shares of the Bank's common stock was converted into and exchanged for one newly issued share of the Company's common stock.

In December 2018, the Office of the Comptroller of the Currency, (the "OCC"), the FRB, and the FDIC, approved a final rule to address changes to credit loss accounting under GAAP, including banking organizations' implementation of CECL. The final rule provides banking organizations the option to phase in over a three-year period the Day 1 adverse effects on regulatory capital that may result from the adoption of the new accounting standard. On March 27, 2020, the regulators issued interim final rule ("IFR"), "Regulatory Capital Rule: Revised Transition of the Current Expected Credit Losses Methodology for Allowances" in response to the disrupted economic activity from the spread of COVID-19. The IFR maintains the three-year transition option in the previous rule and provides banks the option to delay for

118

CARTER BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

two years an estimate of CECL's effect on regulatory capital, relative to the incurred loss methodology's effect on regulatory capital, followed by a three-year transition period (five-year transition option). We adopted CECL effective January 1, 2021 and elected to implement the capital transition relief over the permissible three-year period.

NOTE 21 — QUARTERLY FINANCIAL DATA (Unaudited)

The following summarizes the quarterly results of operations for the years ended December 31:

	2022			
(Dollars in Thousands)	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Total Interest Income	$32,678	$36,961	$42,327	$48,216
Total Interest Expense	4,456	4,502	4,602	6,694
Net Interest Income	**28,222**	**32,459**	**37,725**	**41,522**
Provision (Recovery) for Credit Losses	630	1,814	(77)	52
(Recovery) Provision for Unfunded Commitments	(236)	269	157	319
Net Interest Income after Provision (Recovery) for Credit Losses	**27,828**	**30,376**	**37,645**	**41,151**
Total Noninterest Income	5,335	5,604	5,235	5,544
Total Noninterest Expense	22,511	23,410	23,463	27,617
Income Before Income Taxes	**10,652**	**12,570**	**19,417**	**19,078**
Income Tax Provision	1,329	1,792	5,009	3,469
Net Income	**$ 9,323**	**$10,778**	**$14,408**	**$15,609**
Earnings Per Common Share	**$ 0.36**	**$ 0.44**	**$ 0.59**	**$ 0.65**

	2021			
(Dollars in Thousands)	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Total Interest Income	$32,957	$33,094	$34,913	$32,933
Total Interest Expense	6,428	5,891	5,512	4,883
Net Interest Income	**26,529**	**27,203**	**29,401**	**28,050**
Provision (Recovery) for Credit Losses	1,857	967	(413)	939
Recovery for Unfunded Commitments	(282)	(603)	(60)	(324)
Net Interest Income after Provision (Recovery) for Credit Losses	**24,954**	**26,839**	**29,874**	**27,435**
Total Noninterest Income	8,952	7,238	6,915	5,776
Total Noninterest Expense	23,605	27,759	24,685	26,236
Income Before Income Taxes	**10,301**	**6,318**	**12,104**	**6,975**
Income Tax Provision	926	886	931	1,365
Net Income	**$ 9,375**	**$ 5,432**	**$11,173**	**$ 5,610**
Earnings Per Common Share	**$ 0.36**	**$ 0.21**	**$ 0.42**	**$ 0.21**

119

Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) 2020 (Dollars in Thousands) First Quarter Second Quarter Third Quarter Fourth Quarter Total Interest Income $37,836 $35,617 $ 33,986 $33,502 Total Interest Expense 10,572 9,355 8,550 7,349 Net Interest Income 27,264 26,262 25,436 26,153 Provision for Credit Losses 4,798 5,473 2,914 4,821 Net Interest Income after Provision for Credit Losses 22,466 20,789 22,522 21,332 Total Noninterest Income 6,952 6,064 7,975 5,589 Total Noninterest Expense 24,748 22,886 87,300 23,841 Income (Loss) Before Income Taxes 4,670 3,967 (56,803) 3,080 Income Tax Provision (Benefit) 247 (488) 875 138 Net Income (Loss) $ 4,423 $ 4,455 $(57,678) $ 2,942 Earnings (Loss) Per Common Share $ 0.17 $ 0.17 $ (2.19) $ 0.11 120

Crowe LLP Independent Member Crowe Global REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Shareholders and the Board of Directors of Carter Bankshares, Inc. and Subsidiaries Martinsville, VA Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of Carter Bankshares, Inc. and Subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income (loss), comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework: (2013) issued by COSO. Change in Accounting Principle As discussed in Note 1 to the financial statements, the Company has changed its method of accounting for credit losses effective January 1, 2021 due to the adoption of Financial Accounting Standards Board (FASB) Accounting Standards Codification No. 326, Financial Instruments — Credit Losses (ASC 326). The Company adopted the new credit loss standard using the modified retrospective method such that prior period amounts are not adjusted and continue to be reported in accordance with previously applicable generally accepted accounting principles. Basis for Opinions The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles 121 Form 10-K used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Allowance for Credit Losses — Other Pool The Company’s methodology for estimating the allowance for credit losses includes segmentation, quantitative analysis, and qualitative analysis. The Company’s loan portfolio is segmented by homogeneous loan types that behave similarly to economic cycles. Further, management elected to evaluate certain loans based on shared but unique risk attributes by segmenting into the Other pool. The loans included in the Other pool of the model were underwritten and approved based on standards that are inconsistent with the Company’s current underwriting standards. The allowance for credit losses as of December 31, 2022 was $93.9 million with $54.7 million, or 58%, being attributed to the Other pool. The model for the Other pool was developed with subjective assumptions that may cause volatility driven by the following key factors: prepayment speeds, timing of contractual payments, discount rate, as well as other factors. The discount rate is reflective of the inherent risk in the Other pool. A substantial change in these assumptions could cause a significant impact to the model causing volatility. Management reviews the model output for appropriateness and subjectively makes adjustments as needed. We identified the allowance for credit losses — Other pool as a critical audit matter because of the extent of auditor judgment applied and significant audit effort to evaluate the significant subjective and complex judgments made by management in the development of the estimate. 122

The primary procedures performed to address this critical audit matter include: Testing the effectiveness of internal controls over: • The Company’s affirmation of the key assumptions used in the model, including the discount rate and qualitative adjustments • The completeness and accuracy of data used in the model Substantively testing management’s estimate, which included: • Assessing the reasonableness of management’s selection of discount rate and qualitative adjustments • Evaluating the mathematical accuracy of the discounted cash flow model used for the Other pool, including evaluating the completeness and accuracy of loan data used in the model /s/ Crowe LLP We have served as the Company’s auditor since 2019. Washington, D.C. March 10, 2023 123 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES None. ITEM 9A. CONTROLS AND PROCEDURES Disclosure Controls and Procedures Under the supervision and with the participation of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) (its principal executive officer and principal financial officer, respectively), management has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2022. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods required by the Securities and Exchange Commission, or the SEC, and that such information is accumulated and communicated to the Company’s management, including our CEO and CFO as appropriate, to allow timely decisions regarding required disclosure. Based on and as of the date of such evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective in all material respects, as of the end of the period covered by this Report. Management’s Report on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting, (as defined in Exchange Act Rule 13a-15(f)). Our internal control over financial reporting is a process designed by or under the supervision of, our CEO and CFO to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of specific controls or internal control over financial reporting overall to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Based on this assessment, management concludes that, as of December 31, 2022, the Company’s system of internal control over financial reporting is effective and meets the criteria of the “Internal Control Integrated Framework (2013).” Crowe LLP, our independent registered public accounting firm, has issued a report on the effectiveness of Company’s internal control over financial reporting as of December 31, 2022, which is included herein. Changes in Internal Control Over Financial Reporting No other changes were made to our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2022 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. 124

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 9B. OTHER INFORMATION None ITEM 9C. DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS Not applicable 125 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES PART III ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE Except as set forth below, the information required by Part III, Item 10 of Form 10-K is incorporated herein from the sections entitled — “Delinquent Section 16(a) Reports,” “Proposal 1 — Election of Directors,” “Independence and Committee Memberships,” “Executive Officers of the Registrant,” and “Corporate Governance — Meetings and Committee of the Board of Directors” in our proxy statement relating to our May 24, 2023 annual meeting of shareholders. Code of Ethics The Company has adopted a Code of Conduct (the “Code”) that applies to its directors, executive officers and associates and is available on the Company’s website at www.CBTCares.com under “Investor — Corporate Information — Governance Documents.” The Company intends to provide any required disclosure of any amendment to or waiver of the Code that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on www.CBTCares.com under “Investor — Corporate Information — Governance Documents” promptly following the amendment or waiver. The information contained on or connected to the Company’s website is not incorporated by reference in this Annual Report on Form 10-K and should not be considered part of this or any other report or document that we file or furnish to the SEC. ITEM 11. EXECUTIVE COMPENSATION The information required by Part III, Item 11 of Form 10-K is incorporated herein from the sections entitled “Executive Compensation” and “Director Compensation” in our proxy statement relating to our May 24, 2023 annual meeting of shareholders. ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS Except as set forth below, the information required by Part III, Item 12 of Form 10-K is incorporated herein from the sections entitled “Principal Beneficial Owners of Carter Bankshares, Inc. Common Stock” and “Beneficial Ownership of Carter Bankshares, Inc. Common Stock by Directors and Officers” in our proxy statement relating to our May 24, 2023 annual meeting of shareholders. Equity Compensation Plan Information The following table provides summary information as of December 31, 2022 related to the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Plan, the only equity compensation plan under which the Company’s securities are authorized for issuance. (a) (b) (c) Number of securities to be issued upon exercise of outstanding options, warrants and rights Weighted average exercise price of outstanding options, warrants and rights(1) Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a)) Equity compensation plan approved by shareholders 30,630(2) $— 1,642,899 Equity compensation plans not approved by shareholders — — Total 30,630 $— 1,642,899 (1) The weighted average exercise price does not take into account the outstanding performance unit awards noted in footnote (2) of this table. Performance unit awards do not have an exercise price and are delivered without any payment by the award recipient. (2) The amount shown reflects the maximum number of shares that may be issued under outstanding performance units if maximum performance goals are achieved. However, the actual number of shares issued under the performance units will depend on the level of performance achieved during a three-year performance period. The award recipient may receive less than the maximum number of shares under the outstanding performance units and may receive no payout under the outstanding performance units. 126

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE The information required by Part III, Item 13 of Form 10-K is incorporated herein from the sections entitled “Related Person Transactions” and “Corporate Governance — Director Independence” in our proxy statement relating to our May 24, 2023 annual meeting of shareholders. ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES The information required by Part III, Item 14 of Form 10-K is incorporated herein from the section entitled “Independent Registered Public Accounting Firm” in our proxy statement relating to our May 24, 2023 annual meeting of shareholders. 127 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES PART IV ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (a) The following documents are filed as part of this Annual Report on Form 10-K and are incorporated by reference and found where noted below. Consolidated Financial Statements: The following Consolidated Financial Statements are included in Part II, Item 8 of this Annual Report on Form 10-K. No financial statement schedules are being filed because the required information is inapplicable or is presented in the Consolidated Financial Statements or related notes. Consolidated Balance Sheets 64 Consolidated Statements of Income (Loss) 65 Consolidated Statements of Comprehensive (Loss) Income 66 Consolidated Statements of Changes in Shareholders’ Equity 67 Consolidated Statements of Cash Flows 68 Notes to Consolidated Financial Statements 70 Report of Crowe LLP, Independent Registered Public Accounting Firm, on Consolidated Financial Statements and Effectiveness of Internal Controls Over Financial Reporting 121 (b) Exhibits 2.1 Agreement and Plan of Reorganization by and among Carter Bank & Trust, Carter Bankshares, Inc. and CBT Merger Sub, Inc., dated November 9, 2020 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2020) 3.1 Articles of Incorporation of Carter Bankshares, Inc., effective October 7, 2020 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2020) 3.2 Bylaws of Carter Bankshares, Inc., as adopted October 28, 2020 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2020) 4.1 Description of Common Stock (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2020) 10.1* Amended and Restated Employment Agreement, dated and effective as of November 20, 2020, by and between Carter Bankshares, Inc., Carter Bank & Trust and Wendy S. Bell (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.2* Amended and Restated Employment Agreement, dated and effective as of November 20, 2020, by and between Carter Bankshares, Inc., Carter Bank & Trust and Litz Van Dyke (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.3* Amended and Restated Employment Agreement, dated and effective as of November 20, 2020, by and between Carter Bankshares, Inc., Carter Bank & Trust and Phyllis Q. Karavatakis (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.4* Amended and Restated Employment Agreement, dated and effective as of November 20, 2020, by and between Carter Bankshares, Inc., Carter Bank & Trust and Jane Ann Davis (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 128

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (continued) 10.5* Amended and Restated Employment Agreement, dated and effective as of November 20, 2020, by and between Carter Bankshares, Inc., Carter Bank & Trust and Bradford N. Langs (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.6* Amended and Restated Employment Agreement, dated and effective as of November 20, 2020, by and between Carter Bankshares, Inc., Carter Bank & Trust and Matthew M. Speare (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.7* Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan, effective November 20, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on December 3, 2020) 10.7.1* Form of Time-Based Restricted Stock Agreement (for employee) for use after November 20, 2020 under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.7.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.7.2* Form of Time-Based Restricted Stock (for non-employee director) for use after November 20, 2020 under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.7.2 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.7.3* Form of Time-Based Restricted Stock Agreement (for employee: LTIP) for use after March 2, 2022, under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 2, 2022) 10.7.4* Form of Performance Unit Agreement (for employee) for use after March 2, 2022 under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 2, 2022) 10.7.5* Form of Time-Based Restricted Stock Agreement (for employee: annual) for use on or after February 17, 2022 under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on March 2, 2022) 10.8* Carter Bankshares, Inc. Amended and Restated Annual Incentive Plan as amended and restated effective January 1, 2022 (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 5, 2022) 10.9* Amended and Restated Change of Control Severance Agreement, dated and effective as of November 20, 2020, by and between Carter Bankshares, Inc., Carter Bank & Trust and Arthur Loran Adams (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.10* Amended and Restated Change of Control Severance Agreement, dated and effective as of November 20, 2020 by and between Carter Bankshares, Inc., Carter Bank & Trust and Tony E. Kallsen (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.11* Carter Bank & Trust Nonqualified Deferred Compensation Plan (executive component) — Virginia Bankers Association Model Plan (for executives) as restated as of January 1, 2018 and incorporating all amendments through November 1, 2020 (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 129 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (continued) 10.11.1* Adoption Agreement for Virginia Bankers Association Model Plan (for executives) as restated as of January 1, 2018 and updated January 1, 2020, effective as of January 1, 2022 (incorporated by reference to Exhibit 10.11.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 11, 2022) 10.11.2* 162(m) Amendment to Virginia Bankers Association Model Plan (for executives) adopted November 13, 2020 (incorporated by reference to Exhibit 10.11.2 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.12* Carter Bank & Trust Nonqualified Deferred Compensation Plan (director component) — Virginia Bankers Association Model Plan (for directors) as restated as of January 1, 2018 and incorporating all amendments through November 1, 2020 (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.12.1* Adoption Agreement for Virginia Bankers Association Model Plan (for directors) as restated as of January 1, 2018 and updated January 1, 2020, effective as of January 1, 2022 (incorporated by reference to Exhibit 10.12.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 11, 2022) 10.13 Carter Bank & Trust Non-Qualified Deferred Compensation Plan (for directors and executives) Virginia Bankers Association Model Nonqualified Supplemental Deferred Compensation Plan Document, adopted on May 19, 2022, effective as of January 1, 2023 (incorporated by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 3, 2022) 10.13.1 Carter Bank & Trust Non-Qualified Deferred Compensation Plan (for directors and executives) Virginia Bankers Association Model Adoption Agreement, adopted on May 19, 2022, effective as of January 1, 2023 (incorporated by reference to Exhibit 10.13.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 3, 2022) 21.1 Subsidiaries of Carter Bankshares, Inc. (filed herewith) 23.1 Consent of Crowe LLP (filed herewith) 31.1 Certification by principal executive officer pursuant to Rule 13a-14(a) (filed herewith) 31.2 Certification by principal financial officer pursuant to Rule 13a-14(a) (filed herewith) 32.1 Certification by principal executive officer pursuant to 18 U.S.C. §1350 (filed herewith) 32.2 Certification by principal financial officer pursuant to 18 U.S.C. §1350 (filed herewith) 101.INS Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document 101.SCH Inline XBRL Taxonomy Extension Schema 101.CAL Inline XBRL Taxonomy Extension Calculation Linkbase 101.DEF Inline XBRL Taxonomy Extension Definition Linkbase 101.LAB Inline XBRL Taxonomy Extension Label Linkbase 101.PRE Inline XBRL Taxonomy Extension Presentation Linkbase 104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibits 101) * Denotes management contract. ITEM 16. FORM 10-K SUMMARY None. 130

CARTER BANKSHARES, INC. AND SUBSIDIARIES SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CARTER BANKSHARES, INC. (Registrant) By: /s/ Litz H. Van Dyke Name: Litz H. Van Dyke Title: Chief Executive Officer (Principal Executive Officer) Date: March 10, 2023 By: /s/ Wendy S. Bell Name: Wendy S. Bell Title: Chief Financial Officer (Principal Financial and Accounting Officer) Date: March 10, 2023 131 Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. By: /s/ James W. Haskins Name: James W. Haskins Title: Chairman of the Board Date: March 10, 2023 By: /s/ Litz H. Van Dyke Name: Litz H. Van Dyke Title: Director and Chief Executive Officer Date: March 10, 2023 By: /s/ Phyllis Q. Karavatakis Name: Phyllis Q. Karavatakis Title: Vice Chairman of the Board Date: March 10, 2023 By: /s/ Michael R. Bird Name: Michael R. Bird Title: Director Date: March 10, 2023 By: /s/ Kevin S. Bloomfield Name: Kevin S. Bloomfield Title: Director Date: March 10, 2023 By: /s/ Robert M. Bolton Name: Robert M. Bolton Title: Director Date: March 10, 2023 By: /s/ Robert W. Conner Name: Robert W. Conner Title: Director Date: March 10, 2023 By: /s/ Gregory W. Feldmann Name: Gregory W. Feldmann Title: Director Date: March 10, 2023 By: /s/ Lanny A. Kyle, O.D. Name: Lanny A. Kyle, O.D. Title: Director Date: March 10, 2023 By: /s/ Jacob A. Lutz III Name: Jacob A. Lutz III Title: Director Date: March 10, 2023 By: /s/ E. Warren Matthews Name: E. Warren Matthews Title: Director Date: March 10, 2023 By: /s/ Catharine L. Midkiff Name: Catharine L. Midkiff Title: Director Date: March 10, 2023 By: /s/ Curtis E. Stephens Name: Curtis E. Stephens Title: Director Date: March 10, 2023 By: /s/ Elizabeth Lester Walsh Name: Elizabeth Lester Walsh Title: Director Date: March 10, 2023 132

Michael R. Bird ....................................................................................................................... Director Since 2018 Kevin S. Bloomfield ...............................................................................................................Director Since 2020 Robert Bolton .........................................................................................................................Director Since 2020 Robert W. Conner ...................................................................................................................Director Since 1985 Gregory W. Feldmann ............................................................................................................Director Since 2017 James W. Haskins....................................................................................................................Director Since 1982 Phyllis Q. Karavatakis ............................................................................................................Director Since 2017 Lanny A. Kyle, O.D. .................................................................................................................Director Since 2003 Jacob A. Lutz, III ...................................................................................................................... Director Since 2022 E. Warren Matthews ............................................................................................................. Director Since 1998 Catharine L. Midkiff ............................................................................................................... Director Since 2018 Curtis E. Stephens ................................................................................................................. Director Since 2022 Litz H. Van Dyke ......................................................................................................................Director Since 2017 Elizabeth Lester Walsh, CPA CITP ......................................................................................Director Since 2020 BOARD of DIRECTORS EXECUTIVE TEAM Litz H. Van Dyke ................................................................................................................Chief Executive Officer Bradford N. Langs ............................................................................................. President, Chief Strategy Officer Wendy S. Bell .............................................................. Senior Executive Vice President, Chief Financial Officer Tony E. Kallsen ................................................................. Senior Executive Vice President, Chief Credit Officer Matthew M. Speare ................................................ Senior Executive Vice President, Chief Operations Officer Phyllis Q. Karavatakis ....................................................................................... Senior Executive Vice President Special Projects Executive A. Loran Adams ..............................................................................................................Executive Vice President Director Of Regulatory Risk Management Tami M. Buttrey ............................................................Executive Vice President, Chief Retail Banking Officer Director Of Delivery Channel Optimization Paul E. Carney ......................................................... Executive Vice President, Chief Human Resources Officer Jane Ann Davis ..............................................................Executive Vice President, Chief Administrative Officer Richard C. Owen ............................................................................................................Executive Vice President Mortgage Banking & Corporate Sales Director J. Richard Spiker ........................................................... Senior Executive Vice President, Chief Lending Officer Joyce A. Parker ......................................................................................... Secretary For Carter Bankshares, Inc.

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